Superior Plus Income Fund

3

2004
a
Cas

TSX: SPF.UN

November 10, 2004

Record Q3 Distributable Cash Flow Per Trust Unit

- **Strong Q3 results from all businesses push YTD distributable cash flow per trust unit ahead 4% to $1.77**
- **ERCO Worldwide advances growth strategy – construction of 55,000 MT/year sodium chlorate plant in Chile announced in Q3**
- **November 2004 regular distribution declared – $0.20 per trust unit or $2.40 annualized. Approximately $0.7 billion in cash paid to unitholders since inception in October 1996**

Distributable Cash Flow Per Trust Unit


$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$1.15
$1.24
$1.34
$1.38
$1.58
$1.71
$1.93
$2.34
$2.45(1)
$1.77
1996 F
1997
1998
1999
2000
2001
2002
2003
2004 Q1-Q3

(1) One time Management Internalization timing effect

(millions of dollars, except per trust unit amounts)	Three Months Ended September 30 **2004**	2003	Nine Months Ended September 30 **2004**	2003
Financial				
Operating distributable cash flow				
Superior Propane	**$13.3**	$8.6	**$72.5**	$72.3
ERCO Worldwide	**23.2**	17.9	**67.4**	52.8
Winroc	**6.7**	–	**8.1**	–
Superior Energy Management	**1.1**	0.8	**4.8**	2.4
	44.3	27.3	**152.8**	127.5
Corporate costs	**(1.1)**	(1.4)	**(3.5)**	(2.5)
Interest	**(7.1)**	(8.1)	**(21.8)**	(28.6)
Distributable cash flow (see Note 1 to the Interim Consolidated Financial Statements)	**$36.1**	$17.8	**$127.5**	$96.4
Distributable cash flow per trust unit outstanding	**$0.49**	$0.27	**$1.77**	$1.71
Average number of trust units outstanding (millions)	**73.3**	65.2	**72.0**	56.4
Operating				
Litres of propane sold (millions of litres)	**290**	298	**1,106**	1,157
Propane sales margin (cents per litre)	**16.0**	15.2	**16.0**	15.7
Total chemical sales (thousands of metric tonnes "MT")	**163**	138	**478**	409
Average chemical selling price (dollars per MT)	**577**	565	**572**	577
Gigajoules ("GJ") of natural gas sold (millions)	**7.1**	6.1	**20.5**	14.8
Natural gas sales margin (cents per GJ)	**42.3**	29.5	**48.8**	35.8

- **Improved operating efficiencies, margin and other service performance contribute to Superior Propane's strong Q3 results**
- **ERCO Worldwide results benefit from Albchem operations, acquired in Q4 of 2003**
- **Winroc, acquired on June 11, 2004, contributes $6.7 million of operating distributable cash flow to Q3, exceeding acquisition expectations**
- **Superior Energy Management continues profitable growth of natural gas retailing business**
- **Lower interest expense reflects impact of 2003 equity financings and debenture conversions**

Forward Looking Statements
Except for the historical and present factual information, certain statements contained herein are forward-looking. Such forward-looking statements are not guarantees of future performance and involve a number of known and unknown risks and uncertainties which may cause the actual results of Superior Plus Income Fund (the "Fund") or Superior Plus Inc. ("Superior") in future periods to differ materially from any projections expressed or implied by such forward-looking statements and therefore should not be unduly relied upon. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.

Distributable Cash Flow
Distributable cash flow of the Fund available for distribution to Unitholders, is equal to the cash flow from operations before changes in net working capital, after provision for maintenance capital expenditures. See Note 1 to the interim consolidated financial statements for the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund, Superior and its operating divisions. Readers are cautioned that distributable cash flow is not a defined performance measure under Generally Accepted Accounting Principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions over the course of the year. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before corporate and Fund expenses, interest expense and distributions on the Debentures. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.

Cash Distribution Notice

The Fund announced today its regular monthly cash distribution for the month of November 2004 of $0.20 (20 cents) per trust unit, payable on December 15, 2004, to unitholders of record at the close of business on November 30, 2004. The ex-distribution date will be November 26, 2004. The Fund's current annualized cash distribution rate is $2.40 per trust unit. The Fund has been successful in increasing distributions to unitholders each year and has paid out total distributions of $0.7 billion since its inception in October 1996.

For income tax purposes, the cash distribution of $0.20 per trust unit is considered to be a dividend of $0.0579 and other income of $0.1421 per trust unit. A cash distribution summary since inception of the Fund, together with tax information, is posted on our website at www.superiorplus.com.

Management's Discussion and Analysis of 2004 Third Quarter Results

The following should be read in conjunction with the Fund's Consolidated Interim Financial Statements (as restated) contained herein, along with the Management Discussion and Analysis and Consolidated Financial Statements for the year ended December 31, 2003 (as restated), and the Fund's First and Second Quarter Reports for the periods ended March 31, 2004 and June 30, 2004 (as restated) respectively.

As further described in Note 3 to the Consolidated Interim Financial Statements, the Fund has determined that certain adjustments are required to restate the Consolidated Interim Statements of Cash Flows for the three and nine month periods ended September 30, 2003. Superior has determined that it incorrectly classified the impact of foreign currency exchange rate changes among cash flows from operating activities and cash flow from financing activities. The restatements increased net cash provided by operating activities and decreased net cash provided by financing activities by $1.2 million for the three month period ended September 30, 2003 and decreased net cash provided by operating activities and

increased net cash provided by financing activities by $26.3 million for the nine month period ended September 30, 2003. The restatements had no effect on distributable cash flow, the Consolidated Interim Statements of Net Loss and Deficit, or the Consolidated Interim Balance Sheets.

As further described in Note 4 to the Consolidated Interim Financial Statements, the Fund, effective December 2003, retroactively adopted the amendments to the CICA Handbook relating to its accounting for its convertible unsecured subordinated debentures (the "Debentures"), a financial instrument that may be settled at the issuer's option in cash or its own equity instruments and has accordingly restated its consolidated interim financial statements. The revised accounting standard requires that such financial instruments be classified as a liability with the related interest costs expensed as incurred and the related issue costs amortized over the term of the liability. In addition, a portion of the financial instrument relating to the conversion feature will be classified as an equity component resulting in the carrying value of the financial instrument being less than its face value. This change in accounting results in a reduction to the Fund's Unitholders' Capital offset by a liability and a deferred charge on the balance sheet as well as the expensing of interest charges through the statement of net earnings (loss) rather than being charged directly to the Unitholders' deficit. Distributable cash flow is unaffected by the adoption of this accounting policy.

Third Quarter and Year to Date Results

Third quarter distributable cash flow reached $36.1 million, an increase of $18.3 million (103%) over the prior year quarter as operating distributable cash flow improved from all businesses by a total of $17.0 million. The acquisition of The Winroc Corporation and related entities ("Winroc") on June 11, 2004, contributed $6.7 million of operating distributable cash flow in the third quarter. The acquisition of the Albchem Holdings Ltd. ("Albchem") pulp chemicals business on October 1, 2003 was the principal contributor to ERCO Worldwide's $5.3 million improvement in results. Improved margin performance and operating efficiency at Superior Propane contributed to a $4.7 million increase and continued profitable growth of Superior Energy Management's natural gas retailing business contributed the balance. The remaining $1.3 million increase in distributable cash flow was due to reduced convertible debenture interest, partially offset by higher interest costs associated with financing the Winroc acquisition.

Distributable cash flow per trust unit reached $0.49 in the third quarter, an increase of $0.22 per trust unit or 82% over the prior year period, as the 103% increase in distributable cash flow was partially offset by a 12% increase in the weighted average number of trust units outstanding. The comparison of distributable cash flow per trust unit to the prior year period was not significantly impacted by the timing of equity financings and the management internalization in 2003.

Distributable cash flow for the nine month period ended September 30, 2004 reached $127.5 million, an increase of $31.1 million (32%) over the prior year period. Operating distributable cash flow increased by $25.3 million as a result of contributions from the acquisitions of Albchem and Winroc, and organic growth at Superior Energy Management. Results from Superior Propane were comparable to the prior year period as improved second and third quarter performance was fully offset by soft first quarter 2004 results. Debenture interest decreased by $6.8 million from the prior year period due to Debenture conversions. Corporate expenses increased by $1.0 million over the prior year period due to higher compensation, governance and occupancy costs. Distributable cash flow per trust unit was $1.77, up $0.06 per trust unit (4%) from the prior year. Improved operating performance in 2004 contributed a $0.23/unit increase that was partially offset by the timing impact in 2003 of equity financings and the management internalization as follows:

$ 1.71	Nine months ended September 30, 2003 distributable cash flow per trust unit outstanding.
0.23	Increased operating distributable cash flow for the nine months ended September 30, 2004 over the comparable period.
(0.11)	Impact of issuance of 7.3 million trust units on May 8, 2003 resulting from the internalization of management agreements. No management incentive fee expense was recorded in 2003.
(0.06)	Refinancing of ERCO Worldwide acquisition credit facility with issuance of 4.5 million trust units in June 2003 and the conversion of $108.4 million Debentures into 5.5 million trust units since September 30, 2003.
$ 1.77	Nine months ended September 30, 2004 distributable cash flow per trust unit outstanding.

Distributable cash flow on a per trust unit basis is expected to continue to normalize over the remainder of 2004 as the impact of the issuance of trust units to finance the internalization of management agreements and refinancing of the ERCO Worldwide acquisition credit facility become included in the prior year results.

Net earnings for the three months and nine months ended September 30, 2004 were $20.4 million and $78.2 million respectively, compared to $11.5 million and a net loss of $46.3 million respectively, in the comparable prior year periods. The nine month period ended September 30, 2003 result was reduced by the one time management internalization cost of $141.3 million ($92.5 million after tax) which was excluded from distributable cash flow, due to the transaction's accretive nature. Nine month 2004 earnings include $2.6 million of management retention bonuses, which were in turn paid to Superior to repay trust unit purchase loans issued as part of the management internalization. These costs have been excluded from the calculation of distributable cash flow, consistent with the accounting for the management internalization costs in 2003. The remaining improvement in net earnings is due to the same reasons distributable cash flow has increased.

Operating Results - Superior Propane

Condensed operating results for the propane retailing business for the three and nine months ended September 30, 2004 and 2003, are provided in the following table:

	Three Months Ended Sept 30				**Nine Months Ended Sept 30**			
(millions of dollars except per litre amounts)	**2004**		2003		**2004**		2003	
Gross Profit		**¢/litre**		¢/litre		**¢/litre**		¢/litre
Propane sales	**46.3**	**16.0**	45.3	15.2	**177.2**	**16.0**	181.8	15.7
Other services	**9.9**	**3.4**	7.7	2.6	**29.2**	**2.7**	24.6	2.1
Total Gross Profit	**56.2**	**19.4**	53.0	17.8	**206.4**	**18.7**	206.4	17.8
Less:								
Cash operating, admin & cash tax costs	**(41.6)**	**(14.4)**	(43.5)	(14.6)	**(130.9)**	**(11.9)**	(132.2)	(11.4)
Cash generated from operations before changes in net working capital	**14.6**	**5.0**	9.5	3.2	**75.5**	**6.8**	74.2	6.4
Maintenance capital expenditures, net	**(1.3)**	**(0.4)**	(0.9)	(0.3)	**(3.0)**	**(0.3)**	(1.9)	(0.2)
Operating distributable cash flow	**13.3**	**4.6**	8.6	2.9	**72.5**	**6.5**	72.3	6.2
Propane volumes sold *(millions of litres)*	**289.8**		297.8		**1,105.7**		1,157.3	

Operating distributable cash flow for Superior Propane was $13.3 million, an increase of $4.7 million (55%) from the 2003 third quarter. Improved sales margins, other service revenue and operating efficiency, were partially offset by lower propane sales volumes.

Gross profit of $56.2 million was $3.2 million higher than the prior year period. Propane sales gross profit of $46.3 million was $1.0 million (2%) above the comparable prior year period, as a 5% improvement in sales margins was offset by a 3% decline in overall sales volumes due to lower auto propane sales. Average temperatures across Canada were comparable to the prior year period and the last 5 year comparable period average. Improved margins were realized in the industrial and automotive end use

segments. Compared to the 2004 second quarter, propane sales volumes declined by 4% (2003 – 6%), due to the seasonal decline in space heating demand and the declining auto propane market. Other services gross profit of $9.9 million was $2.2 million higher than the prior year period, continuing the year to date trend, due to improved service and equipment rental performance.

Volume and Gross Profit by End Use Market Segment

	Three Months Ended September 30				Nine Months Ended September 30			
	2004		2003		2004		2003	
End Use Applications:	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)
Residential	25.1	8.2	25.3	8.3	132.6	42.9	141.2	47.6
Commercial	51.4	10.5	57.1	12.4	239.3	46.9	277.5	59.6
Agricultural	19.5	2.3	13.6	1.6	68.6	7.5	65.6	8.2
Industrial	135.7	18.0	134.4	15.7	504.5	59.9	486.4	49.0
Automotive	58.1	7.3	67.4	7.3	160.7	20.0	186.6	17.4
Other Services	–	9.9	–	7.7	–	29.2	–	24.6
	289.8	56.2	297.8	53.0	1,105.7	206.4	1,157.3	206.4
Average Margin(3)	16.0		15.2		16.0		15.7	

Volume and Gross Profit by Region

	Three Months Ended September 30				Nine Months Ended September 30			
	2004		2003		2004		2003	
Regions:	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)
Atlantic	22.0	5.8	21.8	5.7	85.1	22.6	86.8	22.6
Quebec	52.8	11.4	53.3	9.9	195.4	38.0	206.7	36.3
Ontario	64.0	13.0	69.3	13.0	255.2	55.2	284.4	59.0
Sask/Man	37.3	6.3	30.4	4.9	154.9	21.5	148.2	18.9
AB/NWT/YK	63.9	10.5	70.2	10.6	249.1	39.1	258.1	40.5
BC	49.8	9.2	52.8	8.9	166.0	30.0	173.1	29.1
	289.8	56.2	297.8	53.0	1,105.7	206.4	1,157.3	206.4
Average Margin(3)	16.0		15.2		16.0		15.7	

(1) Volume of propane sold (millions of litres) (2) Millions of dollars (3) Average propane sale margin (cents per litre)

Cash operating, administrative and capital tax costs of $41.6 million were $1.9 million (4%) lower than the prior year period. Improved operating efficiency reflected initial savings realized from the cost reduction initiatives undertaken in the second quarter that included a 7% reduction in employees. This initiative is expected to result in improved cost performance over the remainder of 2004. Net maintenance capital spending was comparable to the prior year period and is expected to be approximately $5 million for the 2004 year increasing to a $7 million to $9 million range in 2005. Growth capital expenditures included the acquisition of an Ontario fuel oil distributor during the quarter at a cost of $3.0 million. These expenditures have been included in "other capital expenditures" on the Consolidated Interim Statement of Cash Flows and have been excluded from the distributable cash flow calculation.

In mid September, Mr. David Eastin joined Superior Propane as President, replacing Mr. Geoff Mackey, President and CEO of Superior Plus, who had assumed the role of President of Superior Propane on an interim basis. Mr. Eastin is the former Senior Vice-President and Chief Operating Officer of Suburban Propane Partners, L.P., a leading propane retailer in the United States. He has strong management skills, with 24 years experience spanning all aspects of the propane retailing business.

ERCO Worldwide

Condensed operating results for the pulp chemicals business for the three and nine month periods ended September 30, 2004 and 2003 are provided below:

(millions of dollars except per metric tonne amounts)	Three Months Ended September 30 2004		2003		Nine Months Ended September 30 2004		2003	
Revenue		$ per MT		$ per MT		$ per MT		$ per MT
Chemical	**94.2**	**577**	78.0	565	**273.8**	**572**	235.8	577
Technology	**5.2**	**32**	4.0	29	**21.5**	**45**	18.4	45
Cost of Sales								
Chemical	**(48.8)**	**(300)**	(41.6)	(301)	**(140.7)**	**(294)**	(126.5)	(309)
Technology	**(2.2)**	**(13)**	(0.3)	(2)	**(10.8)**	**(22)**	(5.2)	(13)
Gross Profit	**48.4**	**296**	40.1	291	**143.8**	**301**	122.5	300
Less: Cash operating, admin & Cash tax costs	**(22.6)**	**(139)**	(20.5)	(149)	**(71.5)**	**(150)**	(64.9)	(159)
Cash generated from operations before changes in net working capital	**25.8**	**157**	19.6	142	**72.3**	**151**	57.6	141
Maintenance capital expenditures	**(2.6)**	**(16)**	(1.7)	(12)	**(4.9)**	**(10)**	(4.8)	(12)
Operating distributable cash flow	**23.2**	**141**	17.9	130	**67.4**	**141**	52.8	129
Chemical volumes sold (thousands of metric tonnes)	**163.0**		138.0		**478.0**		409.0	

ERCO Worldwide's operating distributable cash flow for the third quarter was $23.2 million, an increase of $5.3 million over the prior year period, due principally to the acquisition of Albchem in the fourth quarter of 2003.

Chemical revenues of $94.2 million increased by 21% over the prior year period, driven by a 18% increase in sales volumes due to the acquisition of Albchem. This contributed an $8.3 million increase in gross profit. Average realized selling prices were improved by 2% from the prior year period, as price increases and the impact of Superior's foreign exchange hedging program, outpaced the impact of the year over year appreciation of the Canadian dollar on United States dollar denominated sales. See "Corporate" for more details on foreign exchange hedging positions. Cost of sales per tonne declined marginally to $300/tonne, as production efficiency gains realized from the cell replacement project and lower raw material costs, outpaced increased electricity rates. Technology gross profit of $3.0 million declined by $0.7 million over the prior year period due to royalty license expirations in the normal course.

Cash operating, administrative and tax costs were $22.6 million, an increase of $2.1 million (10%) over the prior year period due to the addition of the two acquired Albchem sodium chlorate plants as well as costs incurred associated with exiting the calcium hypochlorite business. Gross profit generated from increased production of chlorine and caustic is anticipated to fully offset the elimination of calcium hypochlorite production going forward. Maintenance capital expenditures of $2.6 million in the third quarter were $0.9 million higher than the prior year period and are anticipated to be in the $7 million to $8 million range for the 2004 year.

Growth capital expenditures on the 5 year cell replacement program were $1.2 million during the quarter ($10.9 million cumulatively). The remaining estimated cost to complete the program is $15 million over the next 3 years. The cell replacement program is considered to be growth capital in nature as the project will improve the overall efficiency of the business.

During the quarter, ERCO Worldwide entered into a long-term agreement with CMPC Celulosa S.A. ("CMPC"), a division of Empresas CMPC S.A. to supply sodium chlorate to CMPC's three pulp mills in Chile. As part of this agreement, ERCO Worldwide will construct a sodium chlorate manufacturing plant adjacent to the CMPC Pacifico Mill at an estimated cost of CDN $65 million. This new plant is scheduled to start up in mid-2006 and will increase ERCO Worldwide's annual sodium chlorate production capacity

by 10% to approximately 635,000 tonnes. Procurement and site permitting work has been initiated. Construction costs will be funded from existing revolving term bank credit facilities.

Winroc

Superior purchased Winroc, a North American walls and ceilings construction products distribution business effective June 11, 2004 on a debt free basis, for cash consideration of $104.2 million, including transaction costs. The acquisition of Winroc provides Superior with further business diversification and an additional platform for value growth. Winroc is a strong and well established margin based distribution service business with characteristics similar to that of Superior Propane and meets Superior's acquisition criteria and objectives. The accounting for the acquisition is more fully described in Note 5 to the Consolidated Interim Financial Statements.

Winroc generated strong performance in the third quarter, contributing $6.7 million of operating distributable cash flow and $8.1 million since its acquisition on June 11, 2004. Winroc's sales are typically highest in the second and third quarters consistent with building and remodeling activities. Condensed operating results for Winroc for the three and nine month periods ended September 30, 2004 and 2003 are provided below for comparison purposes.

(millions of dollars)	Three Months Ended September 30		June 11 - September 30	Nine Months Ended September 30	
	2004	**2003**	**2004**	**2004**	**2003**
Distribution sales gross profit	**21.4**	16.3	**26.0**	59.0	46.5
Direct sales gross profit	**1.1**	0.9	**1.4**	3.2	2.5
Gross Profit	**22.5**	17.2	**27.4**	62.2	49
Less: Cash operating, admin & cash tax costs	**(14.6)**	(11.9)	**(17.7)**	(41.5)	(35.6)
Cash generated from operations before changes in net working capital	**7.9**	5.3	**9.7**	20.7	13.4
Capital expenditures, net	**(1.2)**	(2.5)	**(1.6)**	(5.9)	(4.8)
Operating distributable cash flow	**6.7**	2.8	**8.1**	14.8	8.6

Operating distributable cash flow for the third quarter of $6.7 million was more than double the prior year period due to higher sales volumes at existing distribution branches and the addition of three new branch locations, and lower capital expenditures. Sales volumes were particularly strong in the United States, driven by robust new home construction activity. Sales margins were comparable to the prior year period. Cash operating, administration and tax costs were $14.6 million in the third quarter, up $2.7 million (23%) over the prior year period due to increased sales volumes and cash taxes. Maintenance capital expenditures of $1.2 million are consistent with anticipated expenditure requirements going forward. Expenditures in the third quarter of 2003 were approximately double the level in the current year period to support anticipated increases in distribution volumes.

Superior Energy Management ("SEM")

Condensed operating results from SEM's natural gas retailing business for the three and nine month periods ended September 30, 2004 and 2003, are provided below:

(millions of dollars except per GJ amounts)	Three Months Ended September 30				Nine Months Ended September 30			
	2004		2003		**2004**		2003	
		¢ per GJ		¢ per GJ		**¢ per GJ**		¢ per GJ
Gross profit	**3.1**	**42.3**	1.9	29.5	**10.0**	**48.8**	5.3	35.8
Cash operating, admin. & selling costs	**(2.0)**	**(26.8)**	(1.1)	(16.4)	**(5.2)**	**(25.4)**	(2.9)	(19.6)
Operating distributable cash flow	**1.1**	**15.5**	0.8	13.1	**4.8**	**23.4**	2.4	16.2
Gigajoules of natural gas sold (millions)	**7.1**		6.1		**20.5**		14.8	

SEM generated $1.1 million of operating distributable cash flow in the third quarter, an increase of $0.3 million (38%) over the prior year period. Gross profit reached $3.1 million, up $1.2 million (63%) over the prior year period, driven by a 44% increase in sales margins and a 16% increase in sales volumes.

SEM continued to grow its residential, commercial and light industrial customer base in Ontario and Quebec. Third quarter sales volumes during the third quarter reached 7.1 gigajoules ("GJ"), up 3% over second quarter 2004 levels. The majority of new sales contracts entered into during the third quarter continued to be for a 5 year term, increasing the average remaining term of SEM's sales contracts to approximately 40 months, almost twice the 2003 year end average of 22 months. Sales margins in the third quarter at 42.3 cents/GJ, were significantly higher than in the prior year period, as customer contracts acquired in the fourth quarter of 2002 from a third party at no margin, were renewed at normal commercial margins throughout 2003. Expenses of $2.0 million were double the prior year period amount, due to higher sales commissions and administrative costs in support of increased activity levels.

Corporate

Approximately 74%, 73%, 41% and 16% of Superior's estimated net US dollar cash flows for the remainder of 2004, 2005, 2006 and 2007 respectively, have been hedged through a combination of external third party contracts (See Note 11 to the Consolidated Interim Financial Statements) and by matching with SEM's US dollar purchase requirements. SEM contracts for a portion of its fixed price natural gas purchases in US dollars and enters into forward US dollar purchase contracts to create an effective Canadian dollar purchase cost.

Cash corporate expenses of $1.1 million, were comparable to the prior year period. Cash taxes were limited to federal and provincial capital taxes of $0.9 million, similar to prior year period levels, as income taxes were fully deferred. Capital and income taxes have been allocated to Superior's four business segments based on net taxable capital deployed and net earnings respectively.

Interest expense on revolving term bank credits and term loans increased by $1.4 million to $3.9 million due to increased debt levels associated with financing the Winroc acquisition. The impact of lower floating interest rates experienced in 2004 was largely offset by the issuance of higher cost 10-year average life debt in the fourth quarter of 2003.

Interest on the Series 1 and Series 2 Debentures totaled $3.2 million, a decrease of $2.4 million from the prior year period due to the conversion of $108.4 million of Debentures into 5.5 million trust units since September 30, 2003. During the third quarter, there were $10.5 million of Debenture conversions into 0.6 million trust units. Conversions of Debentures have accelerated over the last twelve month period in response to the 20% increase in the trust unit trading price since September 30, 2003.

The weighted average number of trust units outstanding in the third quarter was 73.3 million trust units, an increase of 8.1 million trust units (12%) over the prior year period. In addition to the Debenture conversions described above, the average number of trust units outstanding increased due to the issue of 0.4 million trust units in 2004 (0.1 million trust units in the third quarter) related to the exercise of trust unit warrants issued as part of the management internalization transaction and the issue of 4.85 million trust units in August 2003 to partially fund the Albchem acquisition.

Liquidity and Capital Resources

As at September 30, 2004, revolving term bank credits and term loans totaled $413.0 million, an increase of $95.2 million over 2003 year end levels. Financing of the $104.2 million Winroc acquisition in the second quarter, offset by $8.1 million of proceeds realized from the exercise of trust unit warrants, contributed to the increase in debt levels. Superior's net working capital requirements increased in the third quarter by $17.5 million from June 30, 2004 (YTD - $31.0 million decrease) due mainly to the commencement of seasonal increases at Superior Propane and increased activity levels at Winroc. Superior Propane's working capital requirements peak seasonally in the first quarter and then decline through the second and third quarter before building again in the fourth quarter, consistent with the demand profile of its heating end use customers. Superior's revolving trade accounts receivable sales program is used to finance a portion of its working capital requirements and represents an off-balance

sheet obligation. For segmented information of the Corporation's working capital net of the accounts receivable securitization program, see Note 12 to the Interim Consolidated Financial Statements. Proceeds from the sale of accounts receivable reduced seasonally during the third quarter by $6.4 million to $79.2 million as at September 30, 2004 (September 30, 2003 - $76.3 million).

Superior continues to enjoy a strong balance sheet as senior debt (including off-balance sheet accounts receivable sales program amounts) at September 30, 2004 was 2.1 times earnings before interest, taxes depreciation and amortization for the last 12 month period (including the Winroc acquisition on a pro forma basis) as calculated in accordance with its debt covenants. During the third quarter, Superior expanded and extended the term of its secured revolving term bank credit facilities with eight banks for a total capacity of $355 million, an increase of 45% from previous levels. Banking capacity has been increased to keep pace with the expansion of Superior's businesses. As a result of extending the term of these borrowing facilities, no borrowings were classified as current liabilities at September 30, 2004 ($27.7 million at June 30, 2004).

New Accounting Policies

In addition to the retroactive adoption of amendments to the CICA Handbook relating to the Fund's accounting for its convertible debentures as previously described in this Management Discussion and Analysis, the following new accounting pronouncements effect the Fund:

Effective January 1, 2004, the Fund adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") regarding asset retirement obligations and the impairment of long-lived assets. The new standard for asset retirement obligations changes the method of estimating and accounting for future site restoration costs. Total estimated asset retirement obligations are discounted to estimate the fair value of the obligation and recorded as a liability when the related assets are constructed and commissioned. The fair value of the obligation increases the value of property, plant and equipment and is depleted over the life of the asset. Accretion expense, resulting from the changes in the present value of the liability due to the passage of time is recorded as part of interest and financing costs. The impairment of long-lived assets recommendations provides guidance on the recognition, measurement and disclosure of impairment of long-lived assets. There is a requirement to recognize an impairment loss for a long-lived asset when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The adoption of these standards has no impact on the financial statements of the Fund as there are no obligations that meet the asset retirement obligation requirements, nor were there indications of impairment of long-lived assets.

The CICA modified Accounting Guideline 13 ("AcG - 13") "Hedging relationships", effective January 1, 2004, to clarify circumstances where hedge accounting is appropriate. In addition, the CICA simultaneously amended EIC 128, "Accounting for Trading, Speculative or Non Trading derivative Financial Instruments" to require that all derivative instruments that do not qualify as a hedge under AcG - 13, or are not designated as a hedge, be recorded on the balance sheet as either an asset or a liability with the changes in fair value recognized in earnings.

The Fund uses derivative instruments to reduce its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates. The Fund formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Fund also formally assesses, both at the hedge's inception and on an ongoing basis, the effectiveness of derivatives in offsetting changes in fair values or cash flows of hedged items.

Realized and unrealized gains and losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity are deferred on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized.

For transactions that do not qualify for hedge accounting, the Fund applies the fair value method of accounting by recording a derivative asset or liability on the balance sheet and recognizing changes in the fair value of the instruments in the current period income statement. The adoption of the new accounting guideline had no impact on the calculation of net earnings or distributable cash flow for the three and nine months ended September 30, 2004.

The Fund's wholly owned subsidiary, Superior, has determined that certain adjustments are required to restate Superior's Statements of Consolidated Cash Flows for the years ended December 31, 2003 and 2002 and the first and second quarter periods ended March 31, 2004 and June 30, 2004 in addition to the restatement to reclassify the impact of foreign exchange rate changes described in Note 3. Superior has determined that it incorrectly classified interest expense on its Shareholder Notes held by the Fund among cash generated from operating activities and financing activities and therefore, a restatement is required to classify the Shareholder Note interest expense to the proper line item. This restatement did not impact distributable cash flow or net earnings of Superior and has no impact on the Fund's consolidated financial statements as the Shareholder Notes and related interest expense are eliminated on consolidation.

Quarterly Financial and Operating Information

(millions of dollars except	2004 Quarters			2003 Quarters				2002 Quarters	
per trust unit amounts)	First	Second	Third	First	Second(2)	Third	Fourth	Third	Fourth
Propane sales volumes (millions of litres)	514	302	290	542	318	298	467	317	495
Chemical sales volumes (thousands of metric tonnes)	155	161	163	139	132	138	165	–	17
Natural gas sales volumes (millions of GJs)	7	7	7	4	5	6	6	–	2
Gross profit	141.4	116.0	130.2	139.2	100.0	95.0	137.5	54.1	87.8
Net earnings/(loss)	36.7	21.1	20.4	30.3	(88.1)	11.5	26.7	4.3	16.9
Per basic trust unit(3)	$0.52	$0.29	$0.28	$0.62	$(1.60)	$0.18	$0.39	$0.09	$0.35
Per diluted trust unit(3)	$0.49	$0.29	$0.27	$0.56	$(1.60)	$0.18	$0.39	$0.09	$0.34
Distributable cash flow	60.1	31.3	36.1	57.4	21.2	17.8	49.0	11.5	24.6
Per basic trust unit	$0.85	$0.43	$0.49	$1.18	$0.38	$0.27	$0.71	$0.24	$0.51
Per diluted trust unit	$0.76	$0.42	$0.48	$0.98	$0.38	$0.27	$0.66	$0.24	$0.51
Net working capital (1)	(3.8)	36.2	62.9	60.5	26.4	32.5	36.9	34.4	54.0

(1) Net working capital reflects amounts as at the quarter end and is comprised of accounts receivable and inventories, less accounts payable and accrued liabilities.

(2) Second quarter 2003 results include a one time expense of $141.3 million ($92.5 million after tax) related to the internalization of management. See Note 7 to the Consolidated Interim Financial Statements.

Outlook

Distributable cash flow per trust unit for 2004 is anticipated to exceed the $2.34 generated in 2003, after adjusting for the one-time impact of the issue of units resulting from the internalization of the management agreements in 2003. Increased distributable cash flow is expected from stable results from Superior Propane, a full year's contribution from ERCO Worldwide's acquisition of Albchem, the mid-year acquisition of Winroc, and continued profitable growth by Superior Energy Management, offset by the dilutive impact of the continued conversion of the Fund's Debentures into trust units.

Over the longer term, the Fund plans to continue its disciplined diversification strategy by taking advantage of profitable growth opportunities within each division and to acquire other businesses that have risk profiles appropriate for an income fund structure. Acquisitions must be accretive to unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

For more information about Superior, visit our website at: www.superiorplus.com or contact:

Mark Schweitzer Executive Vice-President Corporate Development and Chief Financial Officer
E-mail: mschweitzer@superiorplus.com Phone: (403) 218-2952 / Fax: (403) 218-2973

Theresia Reisch Manager, Investor Relations and Corporate Secretary
E-mail: treisch@superiorplus.com Phone: (403) 218-2953 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Analyst Conference Call: Superior Plus will be conducting a conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2004 Third Quarter Results at 10:00 a.m. EST (8:00 a.m. MST) on Thursday, November 11, 2004. Callers may participate by dialing: 1-800-814-3911. A recording of the call will be available for replay until midnight, November 18, 2004 by dialing: 877-289-8525 and entering pass code 21096033 followed by the # key.

Internet users can listen to the call live, or as an archived call, on Superior's website at: www.superiorplus.com **under the "Events and Presentations" section.**

SUPERIOR PLUS INCOME FUND
Consolidated Balance Sheets

(millions of dollars)	September 30 2004 (unaudited)	December 31 2003 (audited) (As Restated - Note 4)
Assets		
Current Assets		
Accounts receivable (Note 6)	**129.2**	96.8
Inventories	**98.7**	57.7
	227.9	154.5
Property, plant and equipment	**757.5**	781.7
Intangible assets	**51.4**	59.8
Goodwill	**498.6**	447.7
	1,535.4	1,443.7
Liabilities and Unitholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	**165.0**	117.6
Distributions and interest payable to unitholders and debentureholders	**19.9**	15.8
	184.9	133.4
Revolving term bank credits and term loans (Note 8)	**413.0**	317.8
Convertible unsecured subordinated debentures (Note 10)	**163.9**	233.0
Future employee benefits	**21.8**	23.4
Future income taxes	**117.6**	125.2
Total Liabilities	**901.2**	832.8
Unitholders' Equity		
Unitholders' capital (Note 9)	**1,073.3**	993.7
Deficit (Note 9)	**(438.8)**	(382.9)
Currency translation account	**(0.3)**	0.1
Total Unitholders' Equity	**634.2**	610.9
	1,535.4	1,443.7

Consolidated Statements of Net Earnings (Loss) and Deficit

(unaudited, in millions of dollars except for trust unit amounts)	Three Months Ended Sept 30 2004	Three Months Ended Sept 30 2003 (As Restated – Note 4)	Nine Months Ended Sept 30 2004	Nine Months Ended Sept 30 2003 (As Restated – Note 4)
Revenues	**401.4**	253.5	**1,087.6**	888.1
Cost of products sold	**271.2**	158.5	**700.0**	553.9
Gross profit	**130.2**	95.0	**387.6**	334.2
Expenses				
Operating and administrative	**83.4**	66.2	**227.8**	201.3
Depreciation of property, plant and equipment	**20.6**	14.9	**55.1**	48.4
Amortization of intangible assets	**1.4**	1.5	**4.2**	4.8
Management internalization/retention costs	**–**	–	**2.6**	141.3
Interest on revolving term bank credits and term loans	**3.9**	2.5	**10.9**	10.8
Interest on convertible unsecured subordinated debentures	**3.2**	5.6	**10.9**	17.8
Amortization of convertible debenture issue costs	**0.4**	0.5	**1.2**	1.4
Income tax recovery of Superior	**(3.1)**	(7.7)	**(3.3)**	(45.3)
	109.8	83.5	**309.4**	380.5
Net Earnings (Loss)	**20.4**	11.5	**78.2**	(46.3)
Deficit, Beginning of Period	**(415.9)**	(350.9)	**(382.9)**	(229.9)
Net earnings (loss)	**20.4**	11.5	**78.2**	(46.3)
Distributions to unitholders	**(43.3)**	(34.2)	**(134.1)**	(97.4)
Deficit, End of Period	**(438.8)**	(373.6)	**(438.8)**	(373.6)
Net earnings (loss) per trust unit, basic (Note 9)	**$0.28**	$0.18	**$1.09**	$(0.82)
Net earnings (loss) per trust unit, diluted (Note 9)	**$0.27**	$0.18	**$1.07**	$(0.82)

SUPERIOR PLUS INCOME FUND
Consolidated Statements of Cash Flows

(unaudited, in millions of dollars except per trust unit amounts)	Three Months Ended September 30 2004	2003	Nine Months Ended September 30 2004	2003
		(As Restated Note 3 & 4)		(As Restated Note 3 & 4)
Operating Activities				
Net earnings (loss)	**20.4**	11.5	**78.2**	(46.3)
Items not affecting cash:				
Depreciation and amortization of capital and intangible assets and convertible debenture issue costs	**22.4**	16.9	**60.5**	54.6
Trust unit incentive plan compensation expense	**2.2**	0.5	**1.4**	1.2
Future income tax recoveries	**(3.8)**	(8.5)	**(5.7)**	(47.7)
Cash generated from (used in) operations before changes in working capital	**41.2**	20.4	**134.4**	(38.2)
(Increase) decrease in non-cash operating working capital items	**(17.5)**	14.4	**31.0**	26.3
Cash flows from operating activities	**23.7**	34.8	**165.4**	(11.9)
Investing Activities				
Maintenance capital expenditures, net	**(5.1)**	(2.6)	**(9.5)**	(6.7)
Other capital expenditures, net	**(4.5)**	(1.2)	**(6.7)**	(5.9)
Acquisition of Winroc (Note 5)	**0.9**	–	**(104.2)**	–
Cash flows from investing activities	**(8.7)**	(3.8)	**(120.4)**	(12.6)
Financing Activities				
Issue of trust units and warrants in consideration of management internalization (Note 7)	–	–	**2.6**	138.8
Issue of 4.5 million trust units to refinance ERCO Worldwide	–	–	–	89.3
Repayment of ERCO Worldwide acquisition credit facility	–	–	–	(89.3)
Proceeds from exercise of warrants	**0.9**	–	**8.1**	–
Issue of 4.85 million trust units to finance Albchem acquisition	–	100.2	–	100.2
Revolving term bank credits and term loans	**33.8**	(83.7)	**99.2**	(124.8)
Net (remittances) proceeds from sale of accounts receivable	**(6.4)**	(13.3)	**(20.8)**	7.7
Distributions to unitholders	**(43.3)**	(34.2)	**(134.1)**	(97.4)
Cash flows from financing activities	**(15.0)**	(31.0)	**(45.0)**	24.5
Change in Cash	–	–	–	–
Cash at Beginning and End of Period	–	–	–	–

Notes to Consolidated Financial Statements
(tabular amounts in Canadian millions of dollars, unless noted otherwise, except per trust unit amounts)

1. Distributable Cash Flows	Three Months Ended September 30 2004	2003	Nine Months Ended September 30 2004	2003
Cash generated from (used in) operations before changes in working capital	**41.2**	20.4	**134.4**	(38.2)
Management internalization and retention costs	–	–	**2.6**	141.3
Less: Maintenance capital expenditures, net	**(5.1)**	(2.6)	**(9.5)**	(6.7)
Distributable Cash Flow	**36.1**	17.8	**127.5**	96.4
Distributable cash flow per trust unit, basic (Note 9)	**$0.49**	$0.27	**$1.77**	$1.71
Distributable cash flow per trust unit, diluted (Note 9)	**$0.48**	$0.27	**$1.68**	$1.55

Distributable cash flow of the Superior Plus Income Fund (the "Fund") available for distribution to its unitholders ("Unitholders"), is equal to consolidated cash flow from operations before changes in working capital and after provision for maintenance capital expenditures. Distributable cash flow is the main performance measure used by management and investors to evaluate Fund and business segment performance. Readers are cautioned that distributable cash flow is not a defined performance measure under generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying Consolidated Interim Financial Statements have been prepared according to Canadian GAAP applied on a consistent basis and include the accounts of the Fund and its wholly owned subsidiary, Superior Plus Inc. ("Superior"), and Superior's subsidiaries. Certain information and disclosures included in annual financial statement notes have been condensed and updated. The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2003 (as restated), and the first and second quarters ended March 31, 2004 (as restated) and June 30, 2004 (as restated), except for the changes in accounting policies as described below. These financial statements and notes thereto should be read in conjunction with the Fund's financial statements for the year ended December 31, 2003 (as restated), and the first and second quarters ended March 31, 2004 (as restated) and June 30, 2004 (as restated). All significant transactions and balances (including the Shareholder Notes) between the Fund, Superior and Superior's subsidiaries have been eliminated on consolidation.

In the opinion of Management, the accompanying unaudited Consolidated Financial Statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated financial position of the Fund as of December 31, 2003 (as restated) and September 30, 2004 and the consolidated results of its operations for the three and nine month periods ended September 30, 2004 and the three and nine months ended September 30, 2003 (as restated).

Effective January 1, 2004, the Fund adopted Accounting Guideline 13 ("AcG-13") as recommended by the Canadian Institute of Chartered Accountants ("CICA") on a prospective basis. Under this policy the Fund formally documents relationships between hedging instruments, hedged items, its risk management objective and risk management strategy. This documentation links all derivatives to specific assets, liabilities, firm commitments or forecasted transactions. The Fund formally assesses the effectiveness of derivatives in offsetting changes or cash flows of the hedged items at inception and on an ongoing basis.

Effective January 1, 2004, the Fund adopted the new recommendations of the CICA regarding asset retirement obligations and the impairment of long lived assets. The Fund's total estimated asset retirement obligations are discounted to estimate the fair value of the obligation and recorded as a liability when the related assets are constructed and commissioned. The fair value increases the value of property plant and equipment and is depleted over the life of the asset. Accretion expense, resulting from the changes in the present value of the liability due to the passage of time are recorded as part of interest and financing cost. The Fund recognizes an impairment loss on a long lived asset when its carrying value exceeds the sum of the undiscounted cash flows except from its eventual disposition.

Effective September 30, 2004, the Fund adopted the new recommendations of the CICA regarding purchase rebates. Under this policy, purchase rebates are recognized as a reduction of cost of product sold when the related performance is completed and the inventory is sold.

The adoption of these standards has had no impact on the financial statements of the Fund for the three and nine months ended September 30, 2004.

(b) Revenue Recognition

Superior Propane

Revenues from sales are generally recognized at the time of delivery, or when related services are performed. Amounts billed to customers for shipping and handling are classified as revenues, with the related shipping and handling costs included in cost of goods sold. Approximately 50% of Superior Propane's revenues are heating related

and 50% are related to economic activities. Propane sales typically peak in the first quarter when approximately one-third of annual propane sales volumes and gross profits are generated due to the demand from heating end use customers. They then decline through the second and third quarters rising seasonally again in the fourth quarter with heating demand. Similarly, net working capital levels are typically at seasonally high levels at the end of the first quarter, and normally decline to seasonally low levels in the second and third quarters. Net working capital levels are also significantly influenced by wholesale propane prices.

ERCO Worldwide
Revenues from chemical sales are recognized as products are shipped. Revenues associated with the construction of chlorine dioxide generators are recognized using the percentage of completion method based on cost incurred compared to total estimated cost.

Winroc
Revenue is stated net of discounts and rebates granted. Revenue is recognized when the products are delivered to the customer or when the risks and rewards of ownership are otherwise transferred to the customer. Purchase rebates are recognized as a reduction of cost of goods sold when the related performance is completed and the inventory is sold. Vendor rebates that are contingent upon Winroc completing a specified level of purchases are recognized as a reduction of cost of goods sold based on a systematic and rational allocation of the cash consideration to each of the underling transactions that results in progress toward earning that rebate or refund, assuming that the rebate can be reasonably estimated and it is probable that the specified target will be obtained. Otherwise, the rebate is recognized as the milestone is achieved.

Winroc's sales typically peak during the second and third quarters with the seasonal increase in building and remodeling activities. They then decline through the fourth and first quarters. Similarly, net working capital levels are typically at seasonally high levels during the second and third quarter, and normally decline to seasonally low levels in the fourth and first quarters.

Superior Energy Management
Revenues are recognized as gas is delivered to local natural gas distribution companies. Costs associated with balancing the amount of gas used by SEM's customers with the volumes delivered by SEM to the local distribution companies are recognized as period costs.

(c) Inventory
Winroc
Inventory is valued at the lower of cost and net realizable value. Cost is calculated on an average cost basis.

3. Correction of an Error

The Consolidated Interim Statements of Cash Flows for the three and nine months ended September 30, 2003 have been restated. The Fund has determined that it incorrectly classified the impact of foreign currency exchange rates among cash flows from operating activities and cash flows from financing activities, therefore a restatement is required to classify the impact of foreign currency exchange rates to the proper line items. The correction of the error did not impact distributable cash flow, the Consolidated Interim Balance Sheet or the Consolidated Interim Statements of Net Earnings (Loss).

The effect of the restatement on the Consolidated Interim Statements of Cash Flows is as follows:

	Three months ended September 30, 2003		
	As Previously Reported	Foreign Currency Adjustment	As Restated Before Effect of Note 4
Cash generated from (used in) operations before changes in non-cash operating working capital	26.0	-	26.0
Decrease (increase) in non-cash operating working capital	13.2	1.2	14.4
Cash flows from operating activities	39.2	1.2	40.4
Cash flows from investing activities	(3.8)	-	(3.8)
Cash flows from financing activities	(35.4)	(1.2)	(36.6)
Change in cash	-	-	-

	Nine months ended September 30, 2003		
	As Previously Reported	Foreign Currency Adjustment	As Restated Before Effect of Note 4
Cash generated from (used in) operations before changes in non-cash operating working capital	(20.4)	-	(20.4)
Decrease (increase) in non-cash operating working capital	52.6	(26.3)	26.3
Cash flows from operating activities	32.2	(26.3)	5.9
Cash flows from investing activities	(12.6)	-	(12.6)
Cash flows from financing activities	(19.6)	26.3	6.7
Change in cash	-	-	-

4. Change in Accounting Policy

Effective December 2003, the Fund adopted the amendments of the CICA Handbook Section 3860 Financial Instruments. The amendments to this section address the balance sheet presentation of financial instruments as liabilities or equities. This change in accounting policy was applied retroactively and had no impact on the Fund's Consolidated Interim Balance Sheet as of September 30, 2004 and distributable cash flow for the three and nine months ended September 30, 2004 and 2003.

The effect on the Consolidated Interim Statements of Net Earnings (Loss) and Consolidated Interim Statements of Cash Flow are as follows:

Consolidated Interim Statements of Net Earnings (Loss)

	Three Months Ended September 30, 2003		
	As Previously Reported	Debenture Interest	As Restated
Net Earnings (Loss)	17.6	(6.1)	11.5

	Nine Months Ended September 30, 2003		
	As Previously Reported	Debenture Interest	As Restated
Net Earnings (Loss)	(27.1)	(19.2)	(46.3)

Consolidated Interim Statements of Cash Flows

	Three Months Ended September 30, 2003			
	As Previously Reported	Currency Adjusment (see Note 3)	Debenture Interest Adjustment	As Restated
Cash flows from operating activities	39.2	1.2	(5.6)	34.8
Cash flows from financing activities	(35.4)	(1.2)	5.6	(31.0)

	Nine Months Ended September 30, 2003			
	As Previously Reported	Currency Adjusment (see Note 3)	Debenture Interest Adjustment	As Restated
Cash flows from operating activities	32.2	(26.3)	(17.8)	(11.9)
Cash flows from financing activities	(19.6)	26.3	17.8	24.5

5. Acquisition of Winroc

On June 11, 2004, Superior acquired all of the shares of The Winroc Corporation, Winroc Supplies Ltd. and Allroc Building Products Ltd. (collectively "Winroc"), a distributor of walls and ceilings construction products in North America, for cash consideration of $104.2 million. The acquisition was financed principally through borrowings under existing revolving term bank credit facilities. Using the purchase method for acquisitions, Superior consolidated the assets and liabilities from the acquisition and included earnings as of the closing date. Goodwill was recorded as the purchase price less fair value of the acquired assets and assumed liabilities. The purchase price and related allocations have been adjusted downwards by $0.9 million from the amount recorded at June 30, 2004 and may be further adjusted if additional information regarding the values of asset and liabilities becomes available.

The consideration paid by Superior has been allocated as follows:

Cash consideration paid	$103.2
Transaction costs	1.0
	$104.2
Working Capital, net	$37.1
Capital assets	18.2
Goodwill	52.5
Other liabilities	(3.6)
	$104.2

6. Accounts Receivable

Superior sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank, and has accounted for the sale in accordance with the CICA guidelines relating to transfers of receivables. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold under the program fluctuates seasonally with

the level of accounts receivable. At September, 2004, net proceeds of $79.2 million (December 31, 2003 – $100.0 million) had been received.

7. *Management Internalization Transaction*

On May 8, 2003, Superior completed the internalization of its management and administration agreements at an aggregate cost of $141.3 million. The internalization process has resulted in the elimination of the management incentive and administration fees effective January 1, 2003. The funds paid to the Manager and Administrator to terminate the contracts were immediately re-invested into the trust units and warrants. The following table summarizes the financing of this transaction:

Trust Units Issued	
(7.0 million @ $19.65)	$ 137.5
Warrants Issued	1.3
(3.5 million @ $0.36/unit)	2.5
Cash transaction costs	$ 141.3

Of the 7.0 million trust units issued, 0.7 million trust units received by the executive officers of Superior are held in escrow, and will be released over a period of 3 years. The 3.5 million warrants, exercisable to purchase trust units for five years at a price of $20.00 per trust unit, were valued using an option pricing model. Future taxes payable have been reduced by $43.0 million as a result of the internalization transaction.

In addition, non-interest-bearing loans aggregating $6.5 million were advanced to the executive officers and were used by the executive officers to fund the purchase of 0.325 million trust units at $20.00 per trust unit. The loans are to be repaid over a four-year period in the form of annual retention bonuses. The first repayment of $2.6 million occurred in the second quarter of 2004. The loans receivable have not been recorded as an asset by Superior, but have been deducted directly from equity.

Internalization transaction costs and related retention bonus costs are not included in the calculation of distributable cash flow to reflect the growth capital nature of the transaction.

8. Revolving Term Bank Credits and Term Loans

During September, 2004 Superior extended and expanded its secured revolving term bank credit facilities. Superior has revolving term credit capacity of $355 million, an expansion of $110 million from December 31, 2003 levels. At September 30, 2004, $204.9 million of this facility was outstanding. These facilities are secured by a general charge over the assets of Superior Plus Inc., and bear interest based on floating rates. Other key lending covenants have not changed from prior periods. Repayment requirements of revolving term bank credits and term loans are now as follows:

Current portion	$ -
Due in 2005	-
Due in 2006	-
Due in 2007	204.9
Due in 2008	-
Subsequent to 2008	208.1
	$ 413.0

9. Unitholders' Equity

Authorized

The Fund may issue an unlimited number of trust units. Each trust unit represents an equal undivided beneficial interest in any distributions from the Fund and in the net assets in the event of termination or wind-up of the Fund. All trust units are of the same class with equal rights and privileges.

	Issued Number of Trust Units (millions)	Equity (Restated – Note 4)
Unitholders' Equity, December 31, 2003	**69.4**	**$610.9**
Warrants exercised (0.4 million at $20.00 per trust unit)	0.4	8.1
Receipt of Management Internalization Loans Receivable	-	2.6
Conversion of Series 1 Debentures ($10.2 million converted @ $16 per unit)	0.6	10.2
Conversion of Series 2 Debentures ($58.9 million converted @ $20 per unit)	3.0	57.3
Trust unit incentive plan compensation	-	1.4
Currency Translation Adjustment		(0.4)
Net earnings	-	78.2
Distributions to unitholders	-	(134.1)
Unitholders' Equity, September 30, 2004	**73.4**	**$634.2**

Unitholders' equity consists of the following components at September 30, 2004 and December 31, 2003:

	September 30 2004	December 31 2003 (Restated - Note 4)
Unitholders' capital		
Trust unit equity	$ 1,065.9	$ 987.5
Warrants and conversion feature on convertible debentures	2.2	2.4
Contributed surplus	5.2	3.8
	1,073.3	993.7
Deficit		
Retained earnings from operations	227.3	149.1
Accumulated distributions on trust unit equity	(666.1)	(532.0)
	$ (438.8)	$ (382.9)

Retained earnings from operations is comprised of cumulative net earnings and prior period adjustments for the adoption of changes in accounting policies.

The weighted average number of trust units used in the calculation of basic net earnings per trust unit and distributable cash flow per trust unit was 73.3 million trust units for the third quarter (65.2 million in 2003), and 72.0 million on a year to date basis (56.4 million year to date in 2003). The number of trust units used in the calculation of diluted net earnings per trust unit and distributable cash flow per trust unit, was calculated using 82.8 million trust units for the third quarter (84.7 million in 2003) and 82.7 million on a year to date basis (74.4 million in 2003). The diluted number of trust units reflects the assumed conversion of all outstanding Series 1 (1.0 million trust units) and Series 2 (7.5 million trust units) Debentures, and the exercise of all trust unit options (0.2 million trust units) and warrants (3.1 million trust units).

10. Convertible Debentures

The Fund has issued two series of Debentures denoted as Series 1 and Series 2 as follows:

	Series 1	Series 2	Total
Maturity date	July 31, 2007	November 1, 2008	$
Fixed distribution rate	8%	8%	
Conversion price per trust unit	$16.00	$20.00	
Principal outstanding December 31, 2003	25.6	208.9	234.5
Conversions during 2004	(10.2)	(58.9)	(69.1)
Principal outstanding September 30, 2004	15.4	150.0	165.4
Less unamortized accretion discount			(1.5)
Carrying value			$ 163.9

The Debentures may be converted into trust units at the option of the holder at any time prior to maturity and may be redeemed by the Fund in certain circumstances. The Fund may elect to pay interest and principal upon maturity or redemption by issuing trust units to a trustee in the case of interest payments, and to the Debentureholders in the case of payment of principal. The number of any trust units issued will be determined based on market prices for the trust units at the time of issuance.

11. Commitments

ERCO Worldwide has entered into a long-term agreement with CMPC Celulosa S.A. ("CMPC"), a division of Empresas S.A. to supply sodium chlorate to CMPC's three pulp mills in Chile. As part of this agreement, ERCO Worldwide will construct a sodium chlorate manufacturing plant adjacent to the CMPC Pacifico Mill at an estimated cost of $65 million.

Superior has entered into long-term forward contracts to sell (buy) US dollars in order to hedge US dollar revenues and expenses as detailed below:

	US$	Average Conversion Rate
Remainder of 2004	(3.7)	1.3755
2005	1.2	1.3593
2006	22.4	1.3521
2007	15.9	1.3323
2008	20.5	1.3358
2009	17.8	1.3365
	74.1	1.3547

12. Business Segments

Superior operates four distinct business segments:

Superior Propane: the delivery of propane and propane related services and accessories;

ERCO Worldwide: the manufacture and sale of chemicals and related products and services used primarily in the production of bleached pulp;

Winroc: the distribution of walls and ceilings construction products in North America;

Superior Energy Management: the sale of natural gas under fixed price, fixed term contracts.

Superior's corporate office arranges intersegment foreign exchange contracts from time to time between its business segments. As a result, in the accompanying tables, the elimination of intersegment revenues and cost of sales pertaining to intersegment foreign exchange gains and losses are eliminated under the Corporate cost column.

For the three months ended September 30, 2004	Superior Propane	ERCO Worldwide	Winroc[1]	Superior Energy Management	Corporate	Total Consolidated
Revenues	$ 143.4	$ 99.4	$ 107.6	$ 52.8	$ (1.8)	$ 401.4
Cost of products sold	87.2	51.0	85.1	49.7	(1.8)	271.2
Gross profit	56.2	48.4	22.5	3.1	–	130.2
Expenses						
Operating and administrative	41.5	22.1	14.2	2.0	3.6	83.4
Depreciation of capital assets	5.7	13.7	1.2	–	–	20.6
Amortization of intangible assets	–	1.4	–	–	–	1.4
Management internalization/retention costs	–	–	–	–	–	–
Interest on term bank credits and term loans	–	–	–	–	3.9	3.9
Interest on convertible unsecured subordinate debentures	–	–	–	–	3.2	3.2
Amortization of convertible debenture issue costs	–	–	–	–	0.4	0.4
Income tax expense/(recovery) of Superior	3.8	4.7	2.5	0.4	(14.5)	(3.1)
	51.0	41.9	17.9	2.4	(3.4)	109.8
Net earnings/(loss)	5.2	6.5	4.6	0.7	3.4	20.4
Add: Depreciation, amortization of capital and intangible assets and convertible debenture issue costs	5.7	15.1	1.2	–	0.4	22.4
Future income tax expense/(recovery)	3.7	4.2	2.1	0.4	(14.2)	(3.8)
Trust unit incentive plan expense	–	–	–	–	2.2	2.2
Management internalization/retention costs	–	–	–	–	–	–
Less: Maintenance capital expenditures, net	(1.3)	(2.6)	(1.2)	–	–	(5.1)
Distributable cash flow	$ 13.3	$ 23.2	$ 6.7	$ 1.1	$ (8.2)	$ 36.1

(1) Winroc was acquired June 11, 2004

For the three months ended September 30, 2003	Superior Propane	ERCO Worldwide	Winroc[1]	Superior Energy Management	Corporate	Total Consolidated
Revenues	$ 127.5	$ 82.0	$ –	$ 44.0	$ –	$ 253.5
Cost of products sold	74.5	41.9	–	42.1	–	158.5
Gross profit	53.0	40.1	–	1.9	–	95.0
Expenses						
Operating and administrative	43.2	20.0	–	1.1	1.9	66.2
Depreciation of capital assets	4.1	10.8	–	–	–	14.9
Amortization of intangible assets	–	1.5	–	–	–	1.5
Management internalization/retention costs	–	–	–	–	–	–
Interest on term bank credits and term loans	–	–	–	–	2.5	2.5
Interest on convertible unsecured subordinate debentures	–	–	–	–	5.6	5.6
Amortization of convertible debenture issue costs	–	–	–	–	0.5	0.5
Income tax expense/(recovery) of Superior	1.4	3.2	–	0.3	(12.6)	(7.7)
	48.7	35.5	–	1.4	(2.1)	83.5
Net earnings/(loss)	4.3	4.6	–	0.5	2.1	11.5
Add: Depreciation, amortization of capital and intangible assets and convertible debenture issue costs	4.1	12.3	–	–	0.5	16.9
Future income tax expense/(recovery)	1.1	2.7	–	0.3	(12.6)	(8.5)
Trust unit incentive plan expense	–	–	–	–	0.5	0.5
Management internalization/retention costs	–	–	–	–	–	–
Less: Maintenance capital expenditures, net	(0.9)	(1.7)	–	–	–	(2.6)
Distributable cash flow	$ 8.6	$ 17.9	$ –	$ 0.8	$ (9.5)	$ 17.8

(1) Winroc was acquired June 11, 2004

For the nine months ended September 30, 2004	Superior Propane	ERCO Worldwide	Winroc[(1)]	Superior Energy Management	Corporate	Total Consolidated
Revenues	$ 508.3	$ 295.3	$ 130.4	$ 155.7	$ (2.1)	$1,087.6
Cost of products sold	301.9	151.5	103.0	145.7	(2.1)	700.0
Gross profit	206.4	143.8	27.4	10.0	–	387.6
Expenses						
Operating and administrative	130.2	69.9	17.2	5.2	5.3	227.8
Depreciation of capital assets	15.2	38.5	1.4	–	–	55.1
Amortization of intangible assets	–	4.2	–	–	–	4.2
Management internalization/retention costs	–	–	–	–	2.6	2.6
Interest on term bank credits and term loans	–	–	–	–	10.9	10.9
Interest on convertible unsecured subordinate debentures	–	–	–	–	10.9	10.9
Amortization of convertible debenture issue costs	–	–	–	–	1.2	1.2
Income tax expense/(recovery) of Superior	23.5	12.9	2.6	1.8	(44.1)	(3.3)
	168.9	125.5	21.2	7.0	(13.2)	309.4
Net earnings/(loss)	37.5	18.3	6.2	3.0	13.2	78.2
Add: Depreciation, amortization of capital and intangible assets and convertible debenture issue costs	15.2	42.7	1.4	–	1.2	60.5
Future income tax expense/(recovery)	22.8	11.3	2.1	1.8	(43.7)	(5.7)
Trust unit incentive plan expense	–	–	–	–	1.4	1.4
Management internalization/retention costs	–	–	–	–	2.6	2.6
Less: Maintenance capital expenditures, net	(3.0)	(4.9)	(1.6)	–	–	(9.5)
Distributable cash flow	$ 72.5	$ 67.4	$ 8.1	$ 4.8	$ (25.3)	$ 127.5

(1) Winroc was acquired June 11, 2004

For the nine months ended September 30, 2003	Superior Propane	ERCO Worldwide	Winroc[(1)]	Superior Energy Management	Corporate	Total Consolidated
Revenues	$ 525.3	$ 254.2	$ –	$ 108.6	$ –	$ 888.1
Cost of products sold	318.9	131.7	–	103.3	–	553.9
Gross profit	206.4	122.5	–	5.3	–	334.2
Expenses						
Operating and administrative	131.3	63.4	–	2.9	3.7	201.3
Depreciation of capital assets	16.0	32.4	–	–	–	48.4
Amortization of intangible assets	–	4.8	–	–	–	4.8
Management internalization/retention costs	–	–	–	–	141.3	141.3
Interest on term bank credits and term loans	–	–	–	–	10.8	10.8
Interest on convertible unsecured subordinate debentures	–	–	–	–	17.8	17.8
Amortization of convertible debenture issue costs	–	–	–	–	1.4	1.4
Income tax expense/(recovery) of Superior	21.5	9.1	–	0.9	(76.8)	(45.3)
	168.8	109.7	–	3.8	98.2	380.5
Net earnings/(loss)	37.6	12.8	–	1.5	(98.2)	(46.3)
Add: Depreciation, amortization of capital and intangible assets and convertible debenture issue costs	16.0	37.2	–	–	1.4	54.6
Future income tax expense/(recovery)	20.6	7.6	–	0.9	(76.8)	(47.7)
Trust unit incentive plan expense	–	–	–	–	1.2	1.2
Management internalization/retention costs	–	–	–	–	141.3	141.3
Less: Maintenance capital expenditures, net	(1.9)	(4.8)	–	–	–	(6.7)
Distributable cash flow	$ 72.3	$ 52.8	$ –	$ 2.4	$ (31.1)	$ 96.4

(1) Winroc was acquired June 11, 2004

	Superior Propane	ERCO Worldwide	Winroc	Superior Energy Management	Corporate	Total Consolidated
Total assets as of Sept 30, 2004	583.9	776.3	149.9	20.4	4.9	1,535.4
Total assets as of December 31, 2003 (as restated)	592.6	826.6	–	16.4	8.1	1,443.7
Other net capital expenditures for the three months ended Sept 30, 2004	3.3	1.2	–	–	–	4.5
Other net capital expenditures for the three months ended Sept 30, 2003	(1.0)	2.2	–	–	–	1.2
Other net capital expenditures for the nine months ended Sept 30, 2004	3.7	3.0	–	–	–	6.7
Other net capital expenditures for the nine months ended Sept 30, 2003	(0.3)	6.2	–	–	–	5.9

	Superior Propane	ERCO Worldwide	Winroc	Superior Energy Management	Corporate	Total Consolidated
Net working capital as of Sept 30, 2004	42.0	(7.8)	45.5	(0.2)	(16.6)	62.9
Net working capital as of Dec 31, 2003 (as restated)	30.3	6.5	–	0.1	–	36.9

Geographic Information	Canada	United States	Other	Total Consolidated
Revenues for the three months ended September 30, 2004	313.1	84.7	3.6	401.4
Revenues for the nine months ended September 30, 2004	888.7	178.9	20.0	1,087.6
Capital assets as of September 30, 2004	674.6	82.9	–	757.5
Total assets as of September 30, 2004	1,290.0	245.4	–	1,535.4
Revenues for the three months ended September 30, 2003 (as restated)	211.2	38.9	3.4	253.5
Revenues for the nine months ended September 30, 2003 (as restated)	755.3	121.6	11.2	888.1
Capital assets as of December 31, 2003 (as restated)	701.4	80.3	–	781.7
Total assets as of December 31, 2003 (as restated)	1,351.2	92.5	–	1,443.7

13. Comparative Figures

Certain reclassifications of prior period amounts have been made to conform to current period presentations.

Superior Plus Income Fund

Management's Discussion and Analysis of 2004 First Quarter Results (Restated)

Forward Looking Statements

Except for the historical and present factual information, certain statements contained herein are forward-looking. Such forward-looking statements are not guarantees of future performance and involve a number of known and unknown risks and uncertainties which may cause the actual results of Superior Plus Income Fund (the "Fund") or Superior Plus Inc. ("Superior") in future periods to differ materially from any projections expressed or implied by such forward-looking statements and therefore should not be unduly relied upon. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.

Distributable Cash Flow

Distributable cash flow of the Fund available for distribution to Unitholders, is equal to the cash flow from operations before changes in net working capital, after provision for maintenance capital expenditures. See Note 1 to the interim consolidated financial statements for the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund, Superior and its operating divisions. Readers are cautioned that distributable cash flow is not a defined performance measure under Generally Accepted Accounting Principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions over the course of the year. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before corporate and Fund expenses, interest expense and distributions on the Debentures. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.

The following should be read in conjunction with the Fund's Consolidated Interim Financial Statements (as restated) contained herein, along with the Management Discussion and Analysis and Consolidated Financial Statements for the year ended December 31, 2003 (as restated).

As further described in Note 3 to the Consolidated Interim Financial Statements, the Fund has determined that certain adjustments are required to restate the Consolidated Interim Statements of Cash Flows for the three month periods ended March 31, 2004 and 2003. Superior has determined that it incorrectly classified the impact of foreign currency exchange rate changes among cash flows from operating activities and cash flow from financing activities. The restatements increased net cash provided by operating activities and decreased cash flow from financing activities by 2.2 million for the three month period ended March 31, 2004, and decreased net cash provided by operating activities and increased net cash provided by financing activities by $11.9 million for the three month period ended March 31, 2003. The restatements had no effect on distributable cash flow, the Consolidated Interim Statements of Net Earnings and Deficit, or the Consolidated Interim Balance Sheets.

As further described in Note 4 to the Consolidated Interim Financial Statements, the Fund, effective December 2003, retroactively adopted the amendments to the CICA Handbook relating to its accounting for its convertible unsecured subordinated debentures (the "Debentures"), a financial instrument that may be settled at the issuer's option in cash or its own equity instruments and has accordingly restated its consolidated interim financial statements. The revised accounting standard requires that such financial instruments be classified as a liability with the related interest costs expensed as incurred and the related issue costs amortized over the term of the liability. In addition, a portion of the financial instrument relating to the conversion feature will be classified as an equity component resulting in the carrying value of the financial instrument being less than its face value. This change in accounting results in a reduction to the Fund's Unitholders' Capital offset by a liability and a deferred charge on the balance sheet as well as the expensing of interest charges through the statement of earnings (loss) rather than being charged directly to the Unitholders' deficit. Distributable cash flow is unaffected by the adoption of this accounting policy.

First Quarter Results

First quarter distributable cash flow reached $60.1 million, an increase of $2.7 million over the prior year quarter. Contributions from the acquisition of the Albchem Holdings Ltd. ("Albchem") pulp chemicals business on October 1, 2003, the continued growth in the natural gas retailing business, and lower interest costs were partially offset by softer results from the propane retailing division.

Distributable cash flow per trust unit was $0.85 for the quarter, a decline of $0.33 or 28% from the $1.18 generated in the first quarter of 2003. A 5% increase in distributable cash flow offset by a 45% increase in the weighted average number of trust units outstanding over the prior year period contributed to lower distributable cash flow on a per trust unit basis as follows:

$1.18	First quarter 2003 distributable cash flow per trust unit outstanding.
(0.16)	Impact of issuance of 7.3 million trust units on May 8, 2003 resulting from the internalization of management agreements. No management incentive fee expense was recorded in 2003.
(0.10)	Refinancing of ERCO Worldwide acquisition credit facility with issuance of 4.5 million trust units in June 2003 and the conversion of $96.2 million Debentures into 5.3 million trust units since March 31, 2003.
(0.07)	Impact of lower operating distributable cash flow combined with issuance of 4.9 million trust units in August 2003 to finance acquisition of the Albchem pulp chemicals business.
$0.85	First quarter 2004 distributable cash flow per trust unit outstanding.

Distributable cash flow on a per trust unit basis is expected to normalize over the remainder of the year as the impact of the issuance of trust units to finance the internalization of management agreements and refinancing of the ERCO Worldwide acquisition credit facility become included in the prior year results.

Net earnings for the first quarter were $36.7 million compared to $30.3 million in the prior year period. The increase in net earnings is due to the same reasons distributable cash flow has increased.

Operating Results - Superior Propane

Condensed operating results for the Propane Retailing business for the three months ended March 31, 2004 and 2003, are provided in the following table:

Condensed Operating Results

(millions of dollars except per litre amounts)	Three Months Ended March 31 2004		2003	
Gross Profit		¢/litre		¢/litre
Propane sales	81.1	15.8	87.2	16.1
Other services	10.0	1.9	9.5	1.8
Total Gross Profit	91.1	17.7	96.7	17.9
Less: Cash operating, admin & cash tax costs	(46.2)	(9.0)	(46.3)	(8.5)
Cash generated from operations before changes in net working capital	44.9	8.7	50.4	9.4
Maintenance capital expenditures, net	(0.6)	(0.1)	(0.2)	–
Operating Distributable Cash Flow	44.3	8.6	50.2	9.4
Propane volumes sold *(millions of litres)*	514.4		541.8	

Operating distributable cash flow for Superior Propane was $44.3 million for the first quarter, a decrease of $5.9 million (12%) from the prior year's first quarter due to a decrease in sales volumes and margins.

Gross profits of $91.1 million were $5.6 million lower than the prior year period. Sales volumes in the quarter declined to 514.4 million litres, a decrease of 27.4 million or 5% from the prior year. Heating volumes declined 6% or 18.2 million litres and auto sales volumes declined 17% or 9.2 million litres. Heating based volumes were impacted by average first quarter temperatures that were 4% warmer across the country than the prior year but 4% colder than the 5 year average. In Eastern Canada, Superior Propane's main heating market, first quarter temperatures were 7% warmer than the prior year. Lower auto propane sales reflect structural auto propane declines of 15%-20%, focused in the Alberta and BC regions. Compared to the fourth quarter of 2003, and consistent with the prior year, sales volumes increased by 10% due to the seasonal increase in space heating demand. Average propane sales margins decreased by 2% from the prior year period to 15.8 cents per litre due to a less heating intensive sales mix. Lower heating sales volumes reduced overall margins by 0.5 cents per litre. This impact was partially offset by improved margin management in the automotive end-use segment. Other sales gross profits were higher than the prior year period due to improved service, installation and rental gross profits arising from a renewed focus on this area.

Volume and Gross Profit by End Use Market Segment

End Use Applications:	2004 Volume[(1)]	2004 Gross Profit[(2)]	2003 Volume[(1)]	2003 Gross Profit[(2)]	Regions:	2004 Volume[(1)]	2004 Gross Profit[(2)]	2003 Volume[(1)]	2003 Gross Profit[(2)]
Residential	79.9	24.8	86.2	26.9	Atlantic	38.4	10.7	40.2	10.4
Commercial	130.5	24.4	136.6	27.0	Quebec	90.9	16.0	95.9	16.4
Agricultural	35.5	3.5	37.5	4.0	Ontario	123.1	28.4	139.2	31.0
Industrial	223.5	23.4	227.3	24.3	Sask/Man	79.4	9.7	84.8	9.6
Automotive	45.0	5.0	54.2	5.0	AB/NWT/YK	116.8	14.5	115.9	18.9
Other Services	–	10.0	–	9.5	BC	65.8	11.8	65.8	10.4
	514.4	91.1	541.8	96.7		514.4	91.1	541.8	96.7
Average Margin[(3)]	15.8		16.1			15.8		16.1	

(Three Months Ended March 31)

(1) Volume of propane sold (millions of litres) (2) Millions of dollars (3) Average propane sales margin (cents per litre)

Cash operating, administrative and capital tax costs of $46.2 million were consistent with the prior year first quarter, as lower sales volumes reduced variable delivery costs. This was offset by higher tank and cylinder maintenance activities, selling costs and employee benefit costs.

Net maintenance capital expenditures were $0.6 million in the first quarter. This represents a $0.4 million increase from the prior year period due to lower realization of proceeds on the sale of surplus equipment. Net maintenance capital expenditures for 2004 are expected to be in the $6 to $8 million range, driven by increased fleet replacement requirements, as asset productivity improvements generated by the ICG integration have been fully realized.

Effective April 22, 2004, John Cooper, Superior Propane's President, left the organization. Geoff Mackey, President and CEO of Superior Plus, has re-assumed the role of President of the propane retailing business pending the completion of a search for a replacement President.

ERCO Worldwide

Condensed operating results for ERCO Worldwide for the first quarter ended March 31, 2004 and 2003 are provided below for comparison purposes.

Condensed Operating Results

	Three Months Ended March 31			
(millions of dollars except per metric tonne amounts)	2004		2003	
Revenue		$ per MT		$ per MT
Chemicals	87.3	563	81.8	589
Technology	10.0	64	6.7	48
Cost of Sales				
Chemicals	(44.0)	(283)	(44.9)	(323)
Technology	(6.7)	(43)	(2.5)	(18)
Gross Profit	46.6	301	41.1	296
Less: Cash operating, admin. & cash tax costs	(24.2)	(156)	(22.5)	(162)
Cash generated from operations before changes in net working capital	22.4	145	18.6	134
Maintenance capital expenditures	(0.6)	(4)	(1.0)	(1)
Operating Distributable Cash Flow	21.8	141	17.6	133
Chemical volumes sold (thousands of metric tonnes)	155		139	

ERCO Worldwide's operating distributable cash flow for the first quarter was $21.8 million, an increase of $4.2 million over the prior year period due principally to the acquisition of Albchem in the fourth quarter of 2003.

Sales volumes in the first quarter were higher than the prior year period due to the Albchem acquisition and higher other chemical sales, partially offset by lower pulp mill operating levels. The strength of the Canadian dollar, while limited by Superior's foreign exchange hedging program, impacted chemical pricing and reduced gross profits by $4.5 million. See "Corporate" for more details. Technology gross profits declined compared to the prior year, due to royalty licenses expiring in the normal course. Variable production costs per unit were lower than the prior year due to improvements in electrical and transportation costs per metric tonne produced. Electrical cost improvements were driven by fixing a portion of the electrical costs in the deregulated Alberta market place in the second quarter of 2003, and due to improved electrical productivity resulting from the cell replacement program. Transportation costs are lower due to efficiencies realized from the integration of Albchem's rail car fleet and customer base into ERCO Worldwide's operation. Operating costs on an absolute basis were higher than the prior year period due to the addition of the two new Albchem plants and the new Thunder Bay sodium chlorite plant, which began operations in the second quarter of 2003. Maintenance capital expenditures were consistent with the prior year period.

Work continued on the five-year cell replacement program in the first quarter. This will improve the operating efficiency and production at five of the plants. In the quarter, $0.9 million was spent

on the project while approximately $8.8 million has been spent on the program to-date. The project is approximately one-third complete and is currently generating annualized electrical energy savings in excess of $1 million per year. The remaining estimated cost to complete the program is $11 million. The cell replacement program is considered to be growth capital in nature and the costs are included in "other capital expenditures" on the Consolidated Statement of Cash Flows, as they expand the overall capacity of the business. Accordingly, these costs have been excluded from the distributable cash flow calculation.

Superior Energy Management ("SEM")

Condensed operating results for the quarter ended March 31, 2004 and 2003, are provided in the following chart.

Condensed Operating Results

	Three Months Ended March 31			
(millions of dollars except per GJ amounts)	2004		2003	
		¢ per GJ		¢ per GJ
Gross profit	3.7	56.6	1.4	38.4
Cash operating, admin. & selling costs	(1.7)	(26.0)	(0.8)	(21.9)
Operating Distributable Cash Flow	2.0	30.6	0.6	16.5
Gigajoules of natural gas sold (millions)	6.5		3.7	

SEM generated $2.0 million of operating distributable cash flow in the quarter, an increase of $1.4 million over the prior year period, as it continued to execute its business plan by adding to its residential, commercial and light industrial customer base in Ontario and Quebec. Natural gas sales of 6.5 million gigajoules during the quarter were 7% higher than fourth quarter 2003 sales volumes. Sales margins in the first quarter 2004 at 56.6 ¢/GJ were significantly better than the prior year period, as customer contracts acquired in the fourth quarter of 2002 from a third party at no margin, were renewed at normal commercial margins throughout 2003. Expenses for the quarter were above prior period levels due to higher infrastructure costs required to support a growing customer base, and additional sales commission costs to support the growth in the customer base. Expenses were consistent with 2003 fourth quarter levels. During the first quarter, SEM continued to diversify its supply portfolio, adding three new gas supply counter-parties.

Corporate

Approximately 88%, 62%, and 24% of Superior's estimated US dollar cash flows for the remainder of 2004, 2005 and 2006 respectively, have been hedged. As a consequence, a one cent change in the Canadian dollar relative to the United States dollar is estimated to have a $0.2 million, $0.4 million and $1.2 million change in Superior's distributable cash flow for 2004, 2005 and 2006, respectively.

Cash taxes were limited to federal and provincial capital taxes of $0.8 million, similar to prior year period levels, as income taxes were fully deferred. Capital taxes have been allocated to Superior's three business segments based on net taxable capital deployed.

Interest expense on revolving bank credits and term loans decreased $0.7 million to $3.4 million for the first quarter compared to the prior year period. The impact of lower overall debt levels, including the off balance sheet proceeds from the trade accounts receivable sales program and lower floating interest rates, more than offset the impact of refinancing the ERCO Worldwide floating rate acquisition credit facility with higher cost 10-year average life debt in the fourth quarter of 2003.

Interest on the Series 1 and Series 2 Debentures totaled $4.0 million, a decrease of $2.1 million compared to the prior year period because of $96.2 million in conversions of the Debentures into 5.3 million units since March 31, 2003. During the first quarter of 2004, there were $24.3 million of the Series 1 and Series 2 Debentures converted into 1.3 million trust units. Conversions of Debentures accelerated through 2003 in response to the 44% increase in trust unit trading price since March 31, 2003.

The weighted average number of trust units outstanding in the quarter has increased by 45% to 70.4 million trust units compared to the prior year period. This increase resulted from the issue of 0.1 million trust units in the first quarter of 2004 related to the exercise of trust unit warrants issued as part of the management internalization transaction, the issue of 4.85 million trust units in August 2003 to partially fund the Albchem acquisition, the issue of 4.5 million trust units in June 2003 to partially finance the December 2002 acquisition of ERCO, the issue of 7.3 million trust units in May 2003 as part of the consideration for the management internalization transaction, and the issue of 5.3 million trust units due to conversions of the Debentures.

Liquidity and Capital Resources

Superior's net working capital requirements decreased in the first quarter by $40.7 million from December 31, 2003. Net working capital levels were lower as Superior Propane seasonally added $25 million of accounts receivable to the revolving trade accounts receivable sales program and physical inventory storage levels declined as the heating season came to an end. Working capital requirements for Superior Propane peak seasonally during the first quarter and then decline through the second and third quarters before building again in the fall, consistent with the seasonal demand profile of its heating end use customers. Superior's revolving trade accounts receivable sales program is used to finance a portion of its working capital requirements. Proceeds from the sale of receivables were $125.0 million at March 31, 2004 (March 31, 2003 - $100.0 million), compared to $100.0 million at December 31, 2003. Superior has available undrawn committed credit facilities of $207.0 million to fund negative working capital positions and off-balance sheet accounts receivable securitization program amounts.

Superior's total senior debt including revolving term bank credits and term loans and the proceeds from its receivable sales program totaled $377.4 million at March 31, 2004, a decrease of $40.4 million from 2003 year-end levels due to the decrease in net working capital and an increase in distributions payable for the $0.185 top-up distribution from 2003, paid April 15, 2004. Superior's balance sheet continued to strengthen as senior debt (including amounts raised from the accounts receivable sales program) at March 31, 2004, was 1.8 times earnings before interest, taxes, depreciation and amortization for the last 12 month period (2.0 times at December 31, 2003).

New Accounting Policies

In addition to the retroactive adoption of amendments to the CICA Handbook relating to the Fund's accounting for its convertible debentures as previously described in this Management Discussion and Analysis, the following new accounting pronouncements effect the Fund:

Effective January 1, 2004, the Fund adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") regarding asset retirement obligations and the impairment of long-lived assets. The new standard for asset retirement obligations changes the method of estimating and accounting for future site restoration costs. Total estimated asset retirement obligations are discounted to estimate the fair value of the obligation and recorded as a liability when the related assets are constructed and commissioned. The fair value of the obligation

increases the value of property, plant and equipment and is depleted over the life of the asset. Accretion expense, resulting from the changes in the present value of the liability due to the passage of time is recorded as part of interest and financing costs. The impairment of long-lived assets recommendations provides guidance on the recognition, measurement and disclosure of impairment of long-lived assets. There is a requirement to recognize an impairment loss for a long-lived asset when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The adoption of these standards has no impact on the financial statements of the Fund as there are no obligations that meet the asset retirement obligation requirements, nor were there indications of impairment of long-lived assets.

The CICA modified Accounting Guideline 13 ("AcG - 13") "Hedging relationships", effective January 1, 2004, to clarify circumstances in which hedge accounting is appropriate. In addition, the CICA simultaneously amended EIC 128, "Accounting for Trading, Speculative or Non Trading derivative Financial Instruments" to require that all derivative instruments that do not qualify as a hedge under AcG - 13, or are not designated as a hedge, be recorded on the balance sheet as either an asset or a liability with the changes in fair value recognized in earnings.

The Fund uses derivative instruments to reduce its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates. The Fund formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Fund also formally assesses, both at the hedge's inception and on an ongoing basis, the effectiveness of derivatives in offsetting changes in fair values or cash flows of hedged items.

Realized and unrealized gains and losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity are deferred on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized.

For transactions that do not qualify for hedge accounting, the Fund applies the fair value method of accounting by recording a derivative asset or liability on the balance sheet and recognizing changes in the fair value of the instruments in the current period income statement. The adoption of the new accounting guideline had no impact on the calculation of net earnings or distributable cash flow for the three months ended March 31, 2004.

Outlook

In 2004, we anticipate distributable cash flow per trust unit to be comparable to the $2.34 generated in 2003, after adjusting for the one-time impact of the timing of the issue of units resulting from the internalization of the management agreements in 2003. Increased distributable cash flow is expected from a full year's contribution from ERCO Worldwide's acquisition of Albchem and continued profitable growth by Superior Energy Management, offset by soft first quarter results from the propane retailing business and the dilutive impact of the continued conversion of the Fund's Debentures into trust units.

Over the longer term, the Fund plans to continue its disciplined diversification strategy by taking advantage of profitable growth opportunities within each division and to acquire other businesses that have risk profiles appropriate for an income fund structure. Acquisitions must be accretive to unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

Superior Plus Income Fund

Management's Discussion and Analysis of 2004 Second Quarter Results – (Restated)

Forward Looking Statements
Except for the historical and present factual information, certain statements contained herein are forward-looking. Such forward-looking statements are not guarantees of future performance and involve a number of known and unknown risks and uncertainties which may cause the actual results of Superior Plus Income Fund (the "Fund") or Superior Plus Inc. ("Superior") in future periods to differ materially from any projections expressed or implied by such forward-looking statements and therefore should not be unduly relied upon. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.

Distributable Cash Flow
Distributable cash flow of the Fund available for distribution to Unitholders, is equal to the cash flow from operations before changes in net working capital, after provision for maintenance capital expenditures. See Note 1 to the interim consolidated financial statements for the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund, Superior and its operating divisions. Readers are cautioned that distributable cash flow is not a defined performance measure under Generally Accepted Accounting Principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions over the course of the year. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before corporate and Fund expenses, interest expense and distributions on the Debentures. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.

The following should be read in conjunction with the Fund's Consolidated Interim Financial Statements (as restated) contained herein, along with the Management Discussion and Analysis and Consolidated Financial Statements for the year ended December 31, 2003 (as restated), and the Fund's First Quarter Report for the period ended March 31, 2004 (as restated).

As further described in Note 3 to the Consolidated Interim Financial Statements, the Fund has determined that certain adjustments are required to restate the Consolidated Interim Statements of Cash Flows for the three and six month periods ended June 30, 2004 and 2003. Superior has determined that it incorrectly classified the impact of foreign currency exchange rate changes among cash flows from operating activities and cash flow from financing activities. The restatements increased net cash provided by operating activities and decreased cash flows from financing activities by $2.2 million and $4.4 million, for the three and six month periods ended June 30, 2004. The restatements decreased net cash provided by operating activities and increased cash flow from financing activities by $15.6 million and $27.5 million for the three and six month periods ended June 30, 2003. The restatements had no effect on distributable cash flow, the Consolidated Interim Statements of Loss and Deficit, or the Consolidated Interim Balance Sheet.

As further described in Note 4 to the Consolidated Interim Financial Statements, the Fund, effective December 2003, retroactively adopted the amendments to the CICA Handbook relating to its accounting for its convertible unsecured subordinated debentures (the "Debentures"), a

financial instrument that may be settled at the issuer's option in cash or its own equity instruments and has accordingly restated its consolidated interim financial statements. The revised accounting standard requires that such financial instruments be classified as a liability with the related interest costs expensed as incurred and the related issue costs amortized over the term of the liability. In addition, a portion of the financial instrument relating to the conversion feature will be classified as an equity component resulting in the carrying value of the financial instrument being less than its face value. This change in accounting results in a reduction to the Fund's Unitholders' Capital offset by a liability and a deferred charge on the balance sheet as well as the expensing of interest charges through the statement of earnings (loss) rather than being charged directly to the Unitholders' deficit. Distributable cash flow is unaffected by the adoption of this accounting policy.

Second Quarter and Year to Date Results

Second quarter distributable cash flow reached $31.3 million, an increase of $10.1 million (48%) over the prior year quarter as operating distributable cash flow improved from all businesses by a total of $8.6 million. The acquisition of the Albchem Holdings Ltd. ("Albchem") pulp chemicals business on October 1, 2003 was the principal contributor to ERCO Worldwide's $5.1 million improvement in results. The acquisition of The Winroc Corporation and related entities ("Winroc") on June 11, 2004, contributed $1.4 million of operating distributable cash flow. Improved operating performance at Superior Propane and continued profitable growth of Superior Energy Management's natural gas retailing business contributed the balance. The remaining $1.5 million increase in distributable cash flow was due to lower interest, partially offset by increased corporate costs.

Distributable cash flow per trust unit reached $0.43 in the second quarter, an increase of $0.05 per trust unit or 13% over the prior year period, as the 48% increase in distributable cash flow was partially offset by a 31% increase in the weighted average number of trust units outstanding. The comparison of distributable cash flow per trust unit to the prior year period was not significantly impacted by the timing of equity financings and the management internalization in 2003.

Distributable cash flow for the six month period ended June 30, 2004 reached $91.4 million, an increase of $12.8 million (16%) over the prior year period. Operating distributable cash flow increased by $8.3 million as contributions from the acquisitions of the Albchem and Winroc, and organic growth at Superior Energy Management was partially offset by soft first quarter 2004 results at Superior Propane. Interest expense decreased by $5.8 million over the prior year period due to the refinancing of the ERCO Worldwide acquisition credit facility from proceeds of the June 2003 trust unit offering and Debenture conversions. Corporate expenses increased by $1.3 million over the prior year period due to higher compensation, governance and occupancy costs. Distributable cash flow per trust unit was $1.28, down $0.24 per trust unit (16%) from the prior year period due to the timing impact in 2003 of equity financings and the management internalization as follows:

$1.52	Six months ended June 30, 2003 distributable cash flow per trust unit outstanding.
(0.14)	Impact of issuance of 7.3 million trust units on May 8, 2003 resulting from the internalization of management agreements. No management incentive fee expense was recorded in 2003.
(0.10)	Refinancing of ERCO Worldwide acquisition credit facility with issuance of 4.5 million trust units in June 2003 and the conversion of $128.7 million Debentures into 6.9 million trust units since June 30, 2003.
$1.28	Six months ended June 30, 2004 distributable cash flow per trust unit outstanding.

Distributable cash flow on a per trust unit basis is expected to continue to normalize over the remainder of 2004 as the impact of the issuance of trust units to finance the internalization of management agreements and refinancing of the ERCO Worldwide acquisition credit facility become included in the prior year results.

Net earnings for the three months and six months ended June 30, 2004 were $21.1 million and $57.8 million respectively, compared to a net loss of $88.1 million and $57.8 million respectively, in the comparable prior year periods. Prior year period results were reduced by the one time management internalization cost of $141.3 million ($92.5 million after tax) which was excluded from distributable cash flow, due to the transaction's accretive nature. Second quarter 2004 earnings include $2.6 million of management retention bonuses, which were in turn paid to Superior to repay trust unit purchase loans issued as part of the management internalization. These costs have been excluded from the calculation of distributable cash flow, consistent with the accounting for the management internalization costs in 2003. The remaining improvement in earnings is due to the same reasons distributable cash flow has increased.

Operating Results - Superior Propane

Condensed operating results for the propane retailing business for the three and six months ended June 30, 2004 and 2003, are provided in the following table:

	Three Months Ended June 30				**Six Months Ended June 30**			
(millions of dollars except per litre amounts)	**2004**		2003		**2004**		2003	
Gross Profit		**¢/litre**		¢/litre		**¢/litre**		¢/litre
Propane sales	**49.7**	**16.5**	49.4	15.6	**130.9**	**16.0**	136.5	15.9
Other services	**9.4**	**3.1**	7.3	2.3	**19.3**	**2.3**	16.9	1.9
Total Gross Profit	**59.1**	**19.6**	56.7	17.9	**150.2**	**18.3**	153.4	17.8
Less:								
Cash operating, admin & cash tax costs	**(43.1)**	**(14.3)**	(42.4)	(13.3)	**(89.3)**	**(11.0)**	(88.7)	(10.3)
Cash generated from operations before changes in net working capital	**16.0**	**5.3**	14.3	4.6	**60.9**	**7.3**	64.7	7.5
Maintenance capital expenditures, net	**(1.1)**	**(0.4)**	(0.8)	(0.3)	**(1.7)**	**(0.2)**	(1.0)	(0.1)
Operating distributable cash flow	**14.9**	**4.9**	13.5	4.3	**59.2**	**7.1**	63.7	7.4
Propane volumes sold *(millions of litres)*	**301.5**		317.7		**815.9**		859.5	

Operating distributable cash flow for Superior Propane was $14.9 million, an increase of $1.4 million (10%) from the 2003 second quarter. Improved sales margins, other service revenue and propane inventory storage losses in the prior year period, were partially offset by lower propane sales volumes.

Gross profit of $59.1 million was $2.4 million higher than the prior year period. Propane sales gross profit of $49.7 million was comparable to the prior year period, as a 6% improvement in sales margins was offset by a 5% decline in overall sales volumes due to heating and auto end use markets. Average temperatures across Canada were consistent with the prior year period but 3% warmer than the last 5 year average for the comparable period. Improved margins were realized in the industrial and auto end use markets. Compared to the 2004 first quarter, propane sales volumes declined by 41%, similar to prior year experience, due to the seasonal decline in space heating demand. Other services gross profit of $9.4 million was $2.1 million higher than the prior year period due to improved service and equipment rental performance and a $0.9 million propane inventory storage loss incurred in the prior year period.

Volume and Gross Profit by End Use Market Segment

	Three Months Ended June 30				Six Months Ended June 30			
	2004		2003		2004		2003	
End Use Applications:	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)
Residential	27.5	10.0	29.8	10.5	107.5	34.8	116.0	39.3
Commercial	57.5	12.2	62.1	13.1	188.0	36.6	198.7	42.9
Agricultural	13.6	1.4	14.5	1.5	49.0	5.0	52.0	6.6
Industrial	145.3	18.7	146.1	16.8	368.8	42.1	373.5	37.6
Automotive	57.6	7.4	65.2	7.5	102.6	12.4	119.3	10.1
Other Services	–	9.4	–	7.3	–	19.3	–	16.9
	301.5	59.1	317.7	56.7	815.9	150.2	859.5	153.4
Average Margin(3)	16.5		15.6		16.0		15.9	

Volume and Gross Profit by Region

	Three Months Ended June 30				Six Months Ended June 30			
	2004		2003		2004		2003	
Regions:	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)
Atlantic	24.6	6.1	25.0	6.5	63.0	16.9	65.1	16.9
Quebec	51.7	10.5	57.7	9.5	142.6	26.3	153.4	26.4
Ontario	68.1	13.9	76.4	15.6	191.3	42.3	215.1	46.0
Sask/Man	38.2	5.4	33.3	4.4	117.6	15.2	117.8	14.0
AB/NWT/YK	68.5	14.1	70.7	11.0	185.2	28.7	188.0	29.9
BC	50.4	9.1	54.6	9.7	116.2	20.8	120.1	20.2
	301.5	59.1	317.7	56.7	815.9	150.2	859.5	153.4
Average Margin(3)	16.5		15.6		16.0		15.9	

(1) Volume of propane sold (millions of litres) (2) Millions of dollars (3) Average propane sale margin (cents per litre)

Cash operating, administrative and capital tax costs of $43.1 million were $0.7 million (2%) higher than the prior year period. Steps were taken during the quarter to improve cost performance resulting in a 7% reduction in employees. This initiative is expected to result in improved performance over the remainder of 2004. Net maintenance capital spending was slightly increased from the prior year period and is expected to be approximately $5 million for the 2004 year.

During the second quarter, Superior Propane's president left the organization. Geoff Mackey, President and CEO of Superior Plus has re-assumed the role of president of the propane division on an interim basis until mid-September. At that time, Mr. David Eastin will be joining Superior Propane as president. Mr. Eastin is the former Senior Vice-President and Chief Operating Officer of Suburban Propane Partners, L.P., a leading propane retailer in the United States. He has strong management skills, with 24 years experience spanning all aspects of the propane retailing business.

ERCO Worldwide

Condensed operating results for the pulp chemicals business for the three and six month periods ended June 30, 2004 and 2003 are provided below:

(millions of dollars except per metric tonne amounts)	Three Months Ended June 30 2004		2003		Six Months Ended June 30 2004		2003	
Revenue		$ per MT		$ per MT		$ per MT		$ per MT
Chemical	**92.3**	**573**	76.0	577	**179.6**	**570**	157.8	583
Technology	**6.3**	**39**	7.7	58	**16.3**	**52**	14.4	53
Cost of Sales								
Chemical	**(47.9)**	**(298)**	(40.0)	(304)	**(91.9)**	**(292)**	(84.9)	(313)
Technology	**(1.9)**	**(11)**	(2.4)	(18)	**(8.6)**	**(27)**	(4.9)	(18)
Gross Profit	**48.8**	**303**	41.3	313	**95.4**	**303**	82.4	305
Less: Cash operating, admin & cash tax costs	**(24.7)**	**(153)**	(21.9)	(166)	**(48.9)**	**(155)**	(44.4)	(164)
Cash generated from operations before changes in net working capital	**24.1**	**150**	19.4	147	**46.5**	**148**	38.0	141
Maintenance capital expenditures	**(1.7)**	**(11)**	(2.1)	(16)	**(2.3)**	**(7)**	(3.1)	(11)
Operating distributable cash flow	**22.4**	**139**	17.3	131	**44.2**	**141**	34.9	130
Chemical volumes sold (thousands of metric tonnes)	**161.0**		131.7		**315.0**		271.0	

ERCO Worldwide's operating distributable cash flow for the second quarter was $22.4 million, an increase of $5.1 million over the prior year period, due principally to the acquisition of Albchem in the fourth quarter of 2003.

Chemical revenues of $92.3 million increased by 21% over the prior year period driven by a 22% increase in sales volumes due to the acquisition of Albchem. This contributed a $7.9 million increase in gross profit. Average realized selling prices were marginally lower than the prior year period, as price increases and the impact of Superior's foreign exchange hedging program substantially offset the impact of the year over year appreciation of the Canadian dollar on United States dollar denominated sales. See "Corporate" for more details on foreign exchange hedging positions. Cost of sales declined by 2% to $298/tonne, contributing $0.6 million to gross profit due to production efficiency gains realized from the cell replacement project and lower raw material costs. Technology gross profit of $4.4 million declined by $0.9 million over the prior year period due to royalty license expirations in the normal course.

Cash operating, administrative and tax costs were $24.7 million, an increase of $2.8 million (13%) over the prior year period due to the addition of the two acquired Albchem sodium chlorate plants. Maintenance capital expenditures of $1.7 million in the second quarter were comparable to the prior year period and are anticipated to be in the $8 million to $9 million range for the 2004 year.

Growth capital expenditures on the 5 year cell replacement program were $0.9 million during the quarter ($9.7 million cumulatively). The remaining estimated cost to complete the program is $10 million over the next 2 years. The cell replacement program is considered to be growth capital in nature as the project will improve the overall efficiency of the business. Accordingly, cell replacement costs have been included in "other capital expenditures" on the Consolidated Statement of Cash Flows and have been excluded from the distributable cash flow calculation.

Winroc

Superior purchased Winroc, a North American walls and ceilings construction products distribution business effective June 11, 2004 on a debt free basis, for cash consideration of $105.1 million, including transaction costs. The acquisition of Winroc provides Superior with further business diversification and an additional platform for value growth. Winroc is a strong and well established margin based distribution service business with characteristics similar to that of

Superior Propane and meets Superior's acquisition criteria and objectives. The accounting for the acquisition is more fully described in Note 5 to the Consolidated Interim Financial Statements.

Winroc contributed $1.4 million of operating distributable cash flow to Superior's second quarter results during the 20 day period since its acquisition, consistent with expectations. Condensed operating results for Winroc for the six month periods ended June 30, 2004 and 2003 are provided below for comparison purposes.

	20 Days Ended	Six Months Ended June 30	
(millions of dollars)	**June 30, 2004**	2004 (unaudited)	2003 (unaudited)
Distribution sales gross profit	**4.6**	37.6	30.2
Direct sales gross profit	**0.3**	2.1	1.5
Gross Profit	**4.9**	39.7	31.7
Less: Cash operating, admin & cash tax costs	**(3.1)**	(27.7)	(23.7)
Cash generated from operations before changes in net working capital	**1.8**	12.0	8.0
Capital expenditures, net	**(0.4)**	(4.8)	(4.9)
Operating distributable cash flow	**1.4**	7.2	3.1

Operating distributable cash flow for the six month period ended June 30, 2004 was more than double the prior year period due to higher sales volumes at existing distribution branches and the addition of three new branch locations. Sales volumes were particularly strong in the United States, driven by robust new home construction activity. Capital expenditures were approximately double the level of expected ongoing maintenance capital requirements due to the start up of new branches and purchase of additional equipment to support anticipated increases in distribution volumes. Annual maintenance capital expenditures on a go forward basis are anticipated to be in the $4 million to $6 million range.

Superior Energy Management ("SEM")

Condensed operating results from SEM's natural gas retailing business for the three and six month periods ended June 30, 2004 and 2003, are provided below:

	Three Months Ended June 30				**Six Months Ended June 30**			
(millions of dollars except per GJ amounts)	**2004**		2003		**2004**		2003	
		¢ per GJ		¢ per GJ		**¢ per GJ**		¢ per GJ
Gross profit	**3.2**	**48.3**	2.0	40.0	**6.9**	**52.3**	3.4	39.1
Cash operating, admin. & selling costs	**(1.5)**	**(23.2)**	(1.0)	(20.0)	**(3.2)**	**(24.1)**	(1.8)	(20.8)
Operating distributable cash flow	**1.7**	**25.1**	1.0	20.0	**3.7**	**28.2**	1.6	18.3
Gigajoules of natural gas sold (millions)	**6.9**		5.0		**13.3**		8.7	

SEM generated $1.7 million of operating distributable cash flow in the second quarter, an increase of $0.7 million over the prior year period. Gross profit reached $3.2 million, up $1.2 million (60%) over the prior year period, driven by a 38% increase in sales volumes and a 20% increase in sales margins. SEM continued to grow its residential, commercial and light industrial customer base in Ontario and Quebec. Sales volumes reached 6.9 gigajoules ("GJ") during the second quarter, up 6% over first quarter 2004 levels. The majority of new sales contracts entered into during the second quarter were for a 5 year term, increasing the average remaining term of SEM's sales contracts to approximately 33 months, an increase of 50% over the 2003 year end average. Sales margins in the second quarter at 48.3 cents/GJ, were significantly higher than in the prior year period, as customer contracts acquired in the fourth quarter of 2002 from a third party at no margin, were renewed at normal commercial margins throughout 2003. Expenses of

$1.5 million increased $0.5 million over the prior year period, in support of increased activity levels.

Corporate

Approximately 89%, 79%, 39% and 9% of Superior's estimated net US dollar cash flows for the remainder of 2004, 2005, 2006 and 2007 respectively, have been hedged (See Note 10 to the Consolidated Interim Financial Statements).

Cash corporate expenses were $1.8 million, an increase of $1.5 million over the prior year period due to increased compensation, governance and occupancy costs. Cash taxes were limited to federal and provincial capital taxes of $0.9 million, similar to prior year period levels, as income taxes were fully deferred. Capital taxes have been allocated to Superior's four business segments based on net taxable capital deployed.

Interest expense on revolving term bank credits and term loans decreased by $0.6 million to $3.6 million, as the impact of lower floating interest rates in 2004 was only partially offset by the issuance of higher cost 10-year average life debt in the fourth quarter of 2003, which was used to repay the ERCO Worldwide acquisition credit facility.

Interest on the Series 1 and Series 2 Debentures totalled $3.7 million, a decrease of $2.4 million from the prior year period due to the conversion of $128.7 million of Debentures into 6.9 million trust units since June 30, 2003. During the second quarter, there were $34.3 million of Debenture conversions into 1.7 million trust units. Conversions of Debentures have accelerated over the last twelve month period in response to the 21% increase in the trust unit trading price since June 30, 2003.

The weighted average number of trust units outstanding in the second quarter was 72.2 million trust units, an increase of 17.0 million trust units (31%) over the prior year period. In addition to the Debenture conversions described above, the average number of trust units outstanding increased due to the issue of 0.4 million trust units in 2004 (0.3 million in the second quarter) related to the exercise of trust unit warrants issued as part of the management internalization transaction, the issue of 4.85 million trust units in August 2003 to partially fund the Albchem acquisition, the issue of 4.5 million trust units in June 2003 to partially finance the December 2002 acquisition of ERCO Worldwide, and the issue of 7.3 million trust units in May 2003 as part of the consideration for the management internalization transaction.

Liquidity and Capital Resources

As at June 30, 2004, current and long term revolving term bank credits and term loans totalled $389.3 million, an increase of $71.5 million over 2003 year end levels due to financing the $105.1 million Winroc acquisition in the second quarter, offset by $7.2 million of proceeds realized from the exercise of trust unit warrants, and seasonal reductions in Superior Propane's net working capital. Excluding the addition of Winroc's net working capital, Superior's net working capital requirements decreased in the second quarter by $15.4 million (YTD - $48.5 million). Superior Propane's working capital requirements peak seasonally in the first quarter and then decline through the second and third quarters before building again in the fourth quarter, consistent with the demand profile of its heating end use customers. Superior's revolving trade accounts receivable sales program is used to finance a portion of its working capital requirements and represents an off-balance sheet obligation. Proceeds from the sale of accounts receivable reduced seasonally during the second quarter by $39.4 million to $85.6 million as at June 30, 2004 (June 30, 2003 - $89.9 million).

Superior continues to enjoy a strong balance sheet as senior debt (including off-balance sheet accounts receivable sales program amounts) at June 30, 2004 was 2.0 times earnings before interest, taxes depreciation and amortization for the last 12 month period (including the Winroc and Albchem acquisitions on a pro forma basis) as calculated in accordance with its debt covenants.

New Accounting Policies

In addition to the retroactive adoption of amendments to the CICA Handbook relating to the Fund's accounting for its convertible debentures as previously described in this Management Discussion and Analysis, the following new accounting pronouncements effect the Fund:

Effective January 1, 2004, the Fund adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") regarding asset retirement obligations and the impairment of long-lived assets. The new standard for asset retirement obligations changes the method of estimating and accounting for future site restoration costs. Total estimated asset retirement obligations are discounted to estimate the fair value of the obligation and recorded as a liability when the related assets are constructed and commissioned. The fair value of the obligation increases the value of property, plant and equipment and is depleted over the life of the asset. Accretion expense, resulting from the changes in the present value of the liability due to the passage of time is recorded as part of interest and financing costs. The impairment of long-lived assets recommendations provides guidance on the recognition, measurement and disclosure of impairment of long-lived assets. There is a requirement to recognize an impairment loss for a long-lived asset when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The adoption of these standards has no impact on the financial statements of the Fund as there are no obligations that meet the asset retirement obligation requirements, nor were there indications of impairment of long-lived assets.

The CICA modified Accounting Guideline 13 ("AcG - 13") "Hedging relationships", effective January 1, 2004, to clarify circumstances where hedge accounting is appropriate. In addition, the CICA simultaneously amended EIC 128, "Accounting for Trading, Speculative or Non Trading derivative Financial Instruments" to require that all derivative instruments that do not qualify as a hedge under AcG - 13, or are not designated as a hedge, be recorded on the balance sheet as either an asset or a liability with the changes in fair value recognized in earnings.

The Fund uses derivative instruments to reduce its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates. The Fund formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Fund also formally assesses, both at the hedge's inception and on an ongoing basis, the effectiveness of derivatives in offsetting changes in fair values or cash flows of hedged items.

Realized and unrealized gains and losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity are deferred on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized.

For transactions that do not qualify for hedge accounting, the Fund applies the fair value method of accounting by recording a derivative asset or liability on the balance sheet and recognizing

changes in the fair value of the instruments in the current period income statement. The adoption of the new accounting guideline had no impact on the calculation of net earnings or distributable cash flow for the three and six months ended June 30, 2004.

Quarterly Financial and Operating Information

(millions of dollars except	2004 Quarters		2003 Quarters				2002 Quarters	
per trust unit amounts)	First	Second	First	Second[2]	Third	Fourth	Third	Fourth
Propane sales volumes (millions of litres)	514	302	542	318	298	467	317	495
Chemical sales volumes (thousands of metric tonnes)	155	161	139	132	138	165	–	17
Natural gas sales volumes (millions of GJs)	7	7	4	5	6	6	–	2
Gross profit	141.4	116.0	139.2	100.0	95.0	137.5	54.1	87.8
Net earnings/(loss)	36.7	21.1	30.3	(88.1)	11.5	26.7	4.3	16.9
Per basic trust unit	$0.52	$0.29	$0.62	$(1.60)	$0.18	$0.39	$0.09	$0.35
Per diluted trust unit	$0.49	$0.29	$0.56	$(1.60)	$0.18	$0.39	$0.09	$0.34
Distributable cash flow	60.1	31.3	57.4	21.2	17.8	49.0	11.5	24.6
Per basic trust unit	$0.85	$0.43	$1.18	$0.38	$0.27	$0.71	$0.24	$0.51
Per diluted trust unit	$0.76	$0.42	$0.98	$0.38	$0.27	$0.66	$0.24	$0.51
Net working capital [1]	(3.8)	36.2	60.5	26.4	32.5	36.9	34.4	54.0

(1) Net working capital reflects amounts as at the quarter end and is comprised of accounts receivable and inventories, less accounts payable and accrued liabilities.

(2) Second quarter 2003 results include a one time expense of $141.3 million ($92.5 million after tax) related to the internalization of management. See Note 7 to the Consolidated Interim Financial Statements.

Outlook

With the acquisition of Winroc, distributable cash flow per trust unit for 2004 is now anticipated to exceed the $2.34 generated in 2003, after adjusting for the one-time impact of the issue of units resulting from the internalization of the management agreements in 2003. Excluding Winroc, increased distributable cash flow is expected from a full year's contribution from ERCO Worldwide's acquisition of Albchem and continued profitable growth by Superior Energy Management, offset by soft first quarter 2004 results from Superior Propane and the dilutive impact of the continued conversion of the Fund's Debentures into trust units.

Anticipated operating distributable cash flow contributions for 2004, including Winroc on a pro forma basis, are as follows:

Superior Propane	50%
ERCO Worldwide	40%
Winroc	7%
Superior Energy Management	3%

Over the longer term, the Fund plans to continue its disciplined diversification strategy by taking advantage of profitable growth opportunities within each division and to acquire other businesses that have risk profiles appropriate for an income fund structure. Acquisitions must be accretive to unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

Superior Plus Income Fund Annual Report 2003

Management's Discussion and Analysis (as Restated)

Forward-looking Statements

Certain information included herein is forward-looking. Forward-looking statements, include, without limitation, statements regarding the future financial position, business strategy, budgets, litigation, projected costs, capital expenditures, financial results, taxes and plans and objectives of or involving the Superior Plus Income Fund (the "Fund"). Many of these statements can be identified by looking for words such as "believe," "expects," "expected," "will," "intends," "projects," "anticipates," "estimates," "continues" or similar words. The Fund believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties some of which are described herein. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Fund's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Any forward-looking statements are made as of the date hereof and the Fund does not undertake any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.

Restatements

As further described in Note 4 to the Consolidated Financial Statements, the Fund has determined that certain adjustments are required to restate the Consolidated Statements of Cash Flows for the years ended December 31, 2003. Superior has determined that it incorrectly classified the impact of foreign currency exchange rate changes among cash flows from operating activities and cash flow from financing activities. In total, the restatements decreased net cash provided by operating activities and increased net cash provided by financing activities by $29.6 million for the year ended December 31, 2003. The restatements had no effect on distributable cash flow, the Consolidated Statements of Net Earnings and Deficit, or the Consolidated Balance Sheet.

As further described in Note 5 to the Consolidated Financial Statements, the Fund, effective December 2003, retroactively adopted the amendments to the CICA Handbook Section 3860 relating to its accounting for convertible debentures, a financial instrument that may be settled at the issuer's option in cash or its own equity instruments and has accordingly restated its consolidated financial statements. The revised accounting standard requires that such financial instruments be classified as a liability with the related interest costs expensed as incurred and the related issue costs amortized over the term of the liability. In addition, a portion of the financial instrument relating to the conversion feature will be classified as an equity component resulting in the carrying value of the financial instrument being less than its face value. This change in accounting results in a reduction to the Fund's Unitholders' Capital offset by a liability and a deferred charge on the balance sheet as well as the expensing of interest charges through the statement of earnings (loss) rather than being charged directly to the Unitholders' deficit. Distributable cash flow is unaffected by the adoption of this accounting policy.

Apart from the revisions described above, this Management Discussion and Analysis has not been revised for new events and developments.

Organization and Structure

The Fund holds a 100% interest in Superior Plus Inc. ("Superior") consisting of investments in common share equity (the "Common Shares"), and $1.053 billion unsecured subordinated notes due October 1, 2026 that bear interest at a weighted average interest rate of 13.31% (the "Shareholder Notes"). The distributable cash flow of the Fund is solely dependent on the results of Superior and is derived from dividends or returns of capital on the Common Shares and interest earned on the Shareholder Notes. Superior generates its results from three operating divisions: a propane retailing business operating under the trade name Superior Propane (the "Propane Retailing Business" or "Superior Propane"); a pulp chemicals business operating under the trade name ERCO Worldwide (the "Pulp Chemicals Business" or "ERCO Worldwide"); and a natural gas retailing business operating under the trade name Superior Energy Management (the "Natural Gas Retailing Business" or "Superior Energy Management").

Cash Distributions

The Fund distributes to holders of trust units ("Unitholders"), interest earned on the Shareholder Notes and dividends or returns of capital declared on the Common Shares, and provision for administrative expenses and reserves of the Fund. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions. In recognition of the accretive nature of the management internalization transaction, the monthly distribution was increased in May 2003 from $0.16 per trust unit to $0.175 per trust unit. Effective with the March 2004 distribution, the Fund has increased its monthly distribution rate by an additional 6% to $0.185 per trust unit. Going forward, the Fund discontinued its practice of paying any remaining undistributed cash flow in respect of a fiscal year in the following year as part of its March distribution. This "top-up" distribution has been eliminated in favour of paying out, on a regular monthly basis, an increased proportion of expected sustainable distributable cash flow. The change in distribution practice is intended to increase the transparency of distributions paid to Unitholders and is more consistent with broader income fund distribution practices.

For income tax purposes, distributions paid in 2003 of $2.28 per trust unit are classified as other income of $1.5021 per trust unit, a return of capital of $0.0972 per trust unit and a dividend of $0.6807 per trust unit. A summary of cash distributions since inception and related tax information is posted on the "Investor Information" section of Superior's website at www.superiorplus.com. For 2004, approximately $2.00 per trust unit is expected to be distributed in the form of other income, $0.07 in the form of return of capital, with any remainder expected to be classified as a taxable dividend.

Distributable Cash Flow

Distributable cash flow of the Fund available for distribution to Unitholders, is equal to cash flow from operations before changes in net working capital, after provision for maintenance capital expenditures. See Note 1 to the Consolidated Financial Statements for the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund and its businesses. Readers are cautioned that distributable cash flow is not a defined performance measure under generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before interest expense and distributions on the Debentures. It is also a non-GAAP measure and is used by management to assess the performance of the businesses.

Distributable cash flow reached a record $145.4 million or $2.45 per trust unit, compared to $90.6 million or $1.93 per trust unit generated in 2002. After adjusting for the $0.11 per trust unit one-time impact related to the timing of the issue of trust units resulting from the internalization of the management agreements,

distributable cash flow reached $2.34 per trust unit, an increase of 21% over the prior year. The management internalization transaction was completed in May of 2003, eliminating management incentive fees for the full year, whereas the trust units issued in conjunction with the transaction were outstanding for only part of the year. The 21% increase in distributable cash flow per trust unit reflects the ongoing accretive impact of the management internalization transaction and the benefits of Superior's diversification strategy, as a full year's contribution from ERCO Worldwide and Superior Energy Management outpaced slightly lower results of Superior Propane.

For 2003, Superior Propane contributed 57% of the Fund's operating distributable cash flow, ERCO Worldwide generated 41% and Superior Energy Management generated the remaining 2%. For 2004, ERCO Worldwide's relative contribution to operating distributable cash flow is expected to increase due to the full year impact of the Albchem acquisition. Superior Energy Management is also expected to generate a higher proportion of operating distributable cash flow due to anticipated organic growth in 2004. The Fund plans to continue its disciplined diversification strategy to acquire other businesses over time that have risk profiles appropriate for our income fund structure.

For 2003, the Fund reported a net loss of $19.6 million, compared to net earning of $60.6 million in 2002. The 2003 results were reduced by the one-time expense of $141.3 million ($92.5 million after tax) related to the management internalization transaction. The cost of the internalization transaction has been excluded from distributable cash flow due to its accretive nature. See "Corporate" for further details. After adjusting for the after-tax management internalization transaction charge, 2003 net earnings were $72.9 million, a $12.3 million or 20% increase over the comparable 2002 result, due to the same reasons which contributed to the increase in distributable cash flow. A more detailed discussion and analysis of the financial and operational results of the Fund's businesses is provided on the following pages.

Superior Propane

Condensed operating results for 2003, 2002 and the last five year average are provided in the following table. For detailed business segment results, see Note 18 to the Consolidated Financial Statements and page 16 of the Annual Report for selected historical information for the last five years.

Superior Propane - Condensed Operating Results

(millions of dollars except per litre amounts)	**2003**		2002		Last Five Year Average	
	$	**¢/litre**	$	¢/litre	$	¢/litre
Gross profit						
Propane sales	**252.5**	**15.5**	250.4	14.8	258.7	14.1
Other services	**38.1**	**2.3**	39.8	2.4	43.2	2.3
Total gross profit	**290.6**	**17.8**	290.2	17.2	301.9	16.4
Less:						
Cash operating, administration and tax costs	**(178.4)**	**(10.9)**	(174.5)	(10.3)	(198.4)	(10.8)
Cash generated from operations before changes in net working capital	**112.2**	**6.9**	115.7	6.9	103.5	5.6
Maintenance capital expenditures, net	**(3.5)**	**(0.2)**	(3.0)	(0.2)	(5.1)	(0.3)
Operating distributable cash flow	**108.7**	**6.7**	112.7	6.7	98.4	5.3
Propane volumes sold *(millions of litres)*	**1,625**		1,688		1,836	

Operating distributable cash flow for Superior Propane was $108.7 million in 2003, a decrease of $4.0 million (4%) from 2002, primarily due to higher truck operating and equipment maintenance costs. Total gross profits of $290.6 million in 2003 were consistent with 2002 levels as the impact of lower heating and auto sales volumes and lower other services gross profit was offset by improved propane margins due to good margin management performance and an improved business mix.

Auto sales volumes in 2003 declined by 17% or 48 million litres from 2002 levels (auto sales volumes have declined by 15%-20% a year since the mid 1990s), and were concentrated in the Alberta and British Columbia market regions. This accounted for 77% of the 63 million litre decline in total propane sales volumes and a decrease in propane gross profits of $4.9 million. Lower heating sales volumes accounted for the remaining 23% or 15 million litres of the total propane sales volume decline and a decrease in propane gross profits of $4.4 million. Heating sales declined due to the closure of some mines, a reduction of sales to the lumber industry and were generally impacted by customer conservation, as average wholesale propane costs for the year were 50% higher than the prior year. Average temperatures across Canada were comparable to 2002 (5% colder than the last five year average). Approximately 50% of Superior Propane's sales volumes are to heating-related applications and 50% are related to economic activity levels.

Sales margins averaged 15.5 cents per litre in 2003, increasing 5% over 2002 due to an improved business mix with the decline in low margin auto propane sales and continued good margin management. The improvement in margins added $11.4 million to propane gross profits for the year. Wholesale propane prices which rose and fell very rapidly during the first quarter of 2003 were relatively stable throughout the balance of the year, as shown in the following chart. The extreme first quarter volatility made margin management more challenging. Sales margins typically decline during periods of rising propane commodity prices due to delays in passing on prices to customers and conversely, sales margins typically increase when propane commodity prices decline.

RELATIVE CHANGE IN WTI CRUDE OIL AND NATURAL GAS VS. SARNIA WHOLESALE PROPANE PRICES


300
250
200
150
100
50
(% change)
WTI
Crude Oil
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03

Gross profit generated from other services was $38.1 million in 2003, a decrease of 4% or $1.7 million from 2002 levels, due to reduced equipment and parts sales and decreased propane inventory storage gains.

Gross profits generated in 2003 were within 4% of the five year average and have not deviated by more than 7% in each of the last five years, reflecting Superior Propane's considerable operational and customer diversification. Superior Propane's operational risks are well distributed across its 53 market and 100 satellite locations, with the largest 10 markets representing approximately 42% of its operating cash flow. Superior Propane's customer base approaches 300,000 and is well diversified geographically and across end-use applications. Its largest customer contributed less than 2% of gross profits in 2003.

Superior Propane Annual Sales Volumes and Gross Profit:

by End Use Application

	Twelve Months Ended December 31			
	2003		2002	
Applications:	Volume	GP	Volume	GP
Residential	205.9	67.2	207.1	62.4
Commercial	383.2	80.4	397.0	78.3
Agricultural	126.3	13.9	126.2	15.1
Industrial	671.0	66.9	670.9	69.3
Automotive	238.1	24.1	286.6	25.3
Other Services		38.1		39.8
	1,624.5	290.6	1,687.8	290.2
Average margin	15.5		14.8	

by Region

	Twelve Months Ended December 31			
	2003		2002	
Regions:	Volume	GP	Volume	GP
Atlantic	116.5	31.4	109.5	28.4
Quebec	298.6	51.2	294.9	52.6
Ontario	392.0	82.4	401.6	81.4
Sask./Man.	215.2	27.4	222.0	29.9
AB/NWT/YK	364.1	57.1	425.3	61.6
BC	238.1	41.1	234.5	36.3
	1,624.5	290.6	1,687.8	290.2
Average margin	15.5		14.8	

Volume: Volume of propane sold (millions of litres)
GP: Gross Profit (millions of dollars)
Average margin: *Average propane sale margin (cents per litre)*

Cash operating, administrative and tax costs were $178.4 million in 2003, an increase of $3.9 million or 2% from the prior year. Higher truck fuel costs accounted for 58% of the overall increase in costs, as diesel prices followed the approximate 20% rise in average crude oil prices year over year. Increased equipment maintenance costs accounted for the other 42% of the cost increases due to higher tank and cylinder maintenance activities.

Net maintenance capital expenditures of $3.5 million were $0.5 million above 2002 levels as there was additional spending to relocate a market office in Quebec. Higher expenditures in other areas were offset by higher proceeds from the disposition of surplus properties and retired equipment. Net maintenance capital expenditures for 2004 are expected to rise to the $7 to $9 million range driven by increased fleet replacement requirements, as asset productivity improvements generated by the integration of ICG Propane ("ICG") have been fully realized. Work continues on customer routing optimization and other delivery initiatives to further improve asset productivity.

On March 31, 2003 the Competition Bureau confirmed that it would not appeal the Federal Court of Appeal decision of January 31, 2003 regarding the Superior/ICG merger, bringing this litigation process to a favourable conclusion. The Federal Court of Appeal confirmed that the Competition Tribunal properly followed the direction of the Federal Court of Appeal and correctly applied the facts of the case to the law, permitting the Superior/ICG merger on the basis that the efficiency gains for the merger are greater than and offset the effects of the potential lessening of competition.

Outlook

For 2004, Superior Propane's operating distributable cash flow is expected to be stable given the mature nature of the propane distribution industry, its leading market share in Canada, and the return to normal maintenance capital expenditure levels. With the completion of the ICG integration, Superior Propane is now focused on continuing to improve delivery efficiency and the broadening of product and service plan offerings. It is also exploring opportunities to acquire businesses that fit within the operational profile of the propane distribution business and leverage its large and established sales, distribution and service infrastructure.

Business Risks

Propane Demand, Supply and Pricing. Propane represents less than 2% of the overall Canadian energy market and is used in a wide range of applications, including residential, commercial, industrial, agricultural and automotive uses. Demand for traditional propane end-use applications is increasing marginally with general economic growth. Demand for automotive uses is presently declining at a rate of approximately 15 to 20% per year due to the development of more fuel-efficient and complicated engines which increase the cost of converting engines to propane and reduce the savings per kilometer driven. Reversal of this market trend will require increased support of governments and the original equipment vehicle manufacturers. Based on the most recently available industry data, it is estimated that on an annual basis, approximately 11.0 billion litres of propane are produced in Canada of which about 4.3 billion litres are consumed domestically. The remainder is exported, mainly to the United States. Superior Propane's supply is currently purchased from 14 propane producers in Canada. Superior Propane leases underground propane storage capacity in Marysville, Michigan and at Fort Saskatchewan, Alberta. Superior Propane accumulates a propane storage position during the summer months to provide it with further supply security and distribution capacity in periods of supply disruption and high demand in the winter season. Propane is mainly purchased under annual contracts as well as under short-term spot contracts, with pricing arrangements based on industry posted prices at the time of delivery. The retail propane business is a "margin-based" business where the level of profitability is largely dependent on the difference between retail sales prices and wholesale product cost. Changes in propane supply costs are normally passed through to customers, but timing lags may result in both positive and negative fluctuations of gross margins.

Competition. Propane retailing is a local, relationship-based business, in which propane competes for market share based on price and level of service. There are close to 200 propane retailers in Canada. In addition, propane is subject to vigorous competition from other sources of energy, including natural gas, fuel oil, electricity, wood, gasoline, diesel and other fuels. Propane commodity prices are affected by crude oil and natural gas commodity prices. The introduction of natural gas in Nova Scotia and New Brunswick commenced in late 2000 and has begun to displace propane in some areas as natural gas infrastructure becomes accessible.

Seasonality and Weather Conditions. Historically, overall propane demand from non-automotive end-use applications has been stable. However, weather conditions and general economic conditions affect propane market volumes. Weather influences the demand for propane primarily for heating uses and also for agricultural purposes, such as crop drying. Approximately three-quarters of Superior Propane's annual cash flow is typically generated in the October-March winter heating season. Superior Propane accumulates propane inventory during the summer months for delivery to customers during the winter heating season. The cost of inventory may be higher or lower than market prices for propane at the time of sale and can impact profitability.

Fixed-Price Offerings. Superior Propane offers its customers various fixed-price propane programs. In order to mitigate the price risk from offering these services to its customers, Superior Propane uses its physical inventory position, supplemented by forward commodity transactions with various third parties that have terms and conditions that are substantially the same as its customers' contracts. Gains and losses from the customer contract and the mitigating transaction are recorded simultaneously into income at the time of settlement. See Note 16(ii) to the Consolidated Financial Statements for fixed-price propane purchase and sale commitment amounts.

Employee and Labour Relations. As of December 31, 2003, Superior Propane had 1,597 regular and 246 part-time employees. Approximately 370 of its employees are unionized through provincial or regional certifications in British Columbia/Yukon, Manitoba, Ontario and Quebec. There are seven union agreements, with expiry dates ranging from February 2003 to June 2006. Collective bargaining agreements,

including those that may have expired, are renegotiated in the normal course of business and are not expected to materially affect the propane retailing business.

Environmental Risk. Slight quantities of propane may be released during transfer operations. The storage and transfer of propane has limited impact on soil or water given that a release of propane will disperse into the atmosphere. To mitigate risks, Superior Propane has established a more comprehensive program directed at environmental, health and safety protection. This program consists of an environmental policy, codes of practice, periodic self-audits, employee training, quarterly and annual reporting and emergency prevention and response.

ERCO Worldwide

Superior purchased ERCO Worldwide effective December 19, 2002 on a debt-free basis, for cash consideration of $584.5 million including transaction costs. Condensed operating results for ERCO Worldwide for the twelve months ended December 31, 2003 and 2002 are provided below for comparison purposes. The first two quarters of 2002 were unusually strong compared to the second half of 2002 and were above the assumptions used in Superior's acquisition analysis. For detailed business segment results, see Note 18 to the Consolidated Financial Statements and page 16 of the Annual Report for selected historical information for ERCO Worldwide for the most recent five-year period.

ERCO Worldwide - Condensed Operating Results

(millions of dollars except per metric tonne amounts)	**Twelve Months Ended December 31 2003**		**Twelve Months Ended December 31 2002[1]**	
	$	**$/MT**	**$**	**$/MT**
Revenue				
Chemicals	**328.7**	**573**	332.0	611
Technology	**27.6**	**48**	29.9	55
Cost of sales				
Chemicals	**(173.1)**	**(302)**	(172.4)	(317)
Technology	**(10.2)**	**(17)**	(9.0)	(17)
Gross profit	**173.0**	**302**	180.5	332
Less cash operating, administration and taxes	**(89.2)**	**(155)**	(86.5)	(159)
Cash generated from operations before changes in net working capital	**83.8**	**147**	94.0	173
Maintenance capital expenditures	**(6.4)**	**(11)**	(12.7)	(23)
Operating distributable cash flow	**77.4**	**136**	81.3	150
Chemical volumes sold (thousands of metric tonnes)	**574**		544	

[1] Represents operating results for the full period. Superior acquired ERCO Worldwide on December 19, 2002.

ERCO Worldwide generated operating distributable cash flow of $77.4 million in 2003, representing a $74.3 million improvement from the $3.1 million earned during the 13-day period (December 19 to December 31) that Superior owned ERCO Worldwide in 2002.

Compared to the full prior year, operating distributable cash flow decreased $3.9 million in 2003, due to the impact of an 11% appreciation in the average Canadian/U.S. dollar exchange rate in 2003 on ERCO's U.S. dollar denominated sales. The change in the exchange rate reduced operating cash flows by $14.3 million, net of the impact of the foreign exchange hedging program implemented in the second quarter of 2003. See "Corporate" for more details. The foreign exchange impact was partially offset by the benefits of higher sales volumes, lower transportation and maintenance capital costs, and the acquisition of Albchem Holdings Ltd. ("Albchem").

On October 1, 2003, ERCO Worldwide closed the acquisition of Albchem for $122.8 million on a debt-free basis. With the addition of Albchem's two plants, ERCO Worldwide's annual sodium chlorate production capacity has increased to 580,000 metric tonnes raising its share of the estimated North American capacity to 29%. The addition of these plants provide substantial synergies and additional flexibility to supply products and services to customers in the North American and the growing Asian markets. The accounting of the acquisition is more fully described in Note 6 to the Consolidated Financial Statements. Integration of the Albchem operations is well advanced and meeting management's expectations.

Chemical revenues declined by $3.3 million as the impact of the strengthening Canadian dollar on U.S. dollar denominated sales was only partially offset by the impact of improved sales volumes and sales price increases. Sales volumes were higher than the prior year due to the impact of the Albchem acquisition. Technology revenues declined year-over-year due to the expiry of some of the ten-year royalty license agreements on ERCO's chlorine dioxide generator technology. Approximately 85% of ERCO's sales are to pulp manufacturers. While pulp commodity prices tend to be somewhat volatile, sodium chlorate sales volumes and prices have been stable over time as sodium chlorate represents approximately 5% of variable pulp manufacturing costs and is required to manufacture bleached pulp (see chart below). ERCO's top ten customers account for approximately 59% of its revenues and the largest customer accounts for approximately 11% of its revenues.

PULP PRICES COMPARED TO SODIUM CHLORATE PRICES AND SALES VOLUMES



(US $ per tonne)
750
700
650
600
550
500
450
400
350
1997
1998
1999
2000
2001
2002
2003
500
450
400
350
000's metric tonnes

Chemical cost of sales per unit were lower than the prior year due to lower transportation costs resulting from the strengthening Canadian dollar on the U.S. dollar denominated portion of the expenses. Electrical costs, which represent approximately 65% to 85% of variable production costs, were comparable to prior year levels on a per unit-of-production basis. Fixed-cost electrical contracts are in place in Alberta, where electricity markets are fully deregulated, for remaining terms of two to 13 years with three investment grade counterparties, covering approximately 87% of ERCO's production requirements in Alberta (See Note 16(iii) to the Consolidated Financial Statements). Operating costs on an absolute basis were higher than the prior year due to the addition of the two new Albchem plants and the new Thunder Bay sodium chlorite plant, which began operations in the second quarter. ERCO's operational risks are distributed across eight sodium chlorate plants which can change production levels or shut down production quickly and at minimal cost.

For 2003, maintenance capital expenditures were reduced as there were fewer large projects to complete in 2003 compared to the prior year. Maintenance capital expenditures in 2004 are expected to be $9 million to $11 million.

Work continued in 2003 on the five-year cell replacement program. For the year, $3.9 million was spent on the project with $7.9 million spent to date. The project is approximately 30% complete and is generating

annualized electrical energy savings in excess of $1 million per year. The cell replacements are expected to have an approximate 15 year economic life. The overall estimated cost of the project has been reduced from $26 million to $20 million, as steps have been taken to lock in major input costs at reduced levels over the remainder of the project. Cell replacement program costs are included in "other capital expenditures" on the Consolidated Statements of Cash Flows and excluded from distributable cash flow, as they expand the overall capacity and productivity of the business. Cell replacement expenditures in 2004 are expected to be approximately $4.5 million.

The construction of the sodium chlorite plant in Thunder Bay, Ontario, was completed during the second quarter of 2003, doubling ERCO Worldwide's annual production capacity to 8,500 metric tonnes. Costs to complete the plant in 2003 were $3.4 million and have been considered growth capital for purposes of distributable cash flow calculations.

Outlook

ERCO Worldwide's results in 2004 are expected to benefit from the full-year addition of the Albchem acquisition and the focus on the growing Asian market.

Business Risks

Supply Arrangements. ERCO Worldwide uses three primary raw materials to produce its chemical products: electricity, salt and water. Electricity comprises 65% to 80% of variable production costs. The business has long-term contracts or contracts that renew automatically with power producers in each of the jurisdictions in which its plants are located. These contracts generally provide ERCO Worldwide with some portion of firm power and a portion that may be interrupted by the producer based on the terms of the various agreements. The business can temporarily reduce its power consumption quickly and at minimal cost, which allows it, in some jurisdictions, to reduce its overall power costs by selling ancillary services back to the power producer or to the power grid.

ERCO Worldwide purchases salt from third-party suppliers to fulfill the requirements at each of its plants with the exception of the Bruderheim, Hargrave and Saskatoon facilities, which are self-supplied through long-term salt reserves that are solution mined on site. Salt purchase contracts are typically fixed-price contracts with terms of one year or greater, often with automatic renewals. Salt costs typically comprise about 10% of variable production costs of sodium chlorate.

Competition. ERCO Worldwide, one of four global sodium chlorate companies, competes with Eka Chemicals, Finnish Chemicals and Nexen Chemicals on a worldwide basis. The business also competes with a number of smaller regional producers. Of the global producers, Finnish Chemicals and Nexen Chemicals do not provide chlorine dioxide generators or related technology. The business also competes with various other chemical producers, such as Dow Chemicals, Pioneer, Arch Chemicals, Inc., PPG Industries and Vulcan, in the sale of its other chemical products.

Environmental Risk. ERCO Worldwide's operations involve the handling, production, transportation, treatment and disposal of materials that are classified as hazardous and are regulated by environmental and health and safety laws, regulations and requirements. ERCO Worldwide strives to achieve an environmental and safety record that compares favourably with other businesses in the chemical industry. The business has not had a material environmental or safety incident for over 11 years and has steadily reduced the number of safety and environmental incidents at all of its facilities. ERCO Worldwide is a founding member of Responsible Care®, an initiative of the Canadian Chemical Producers Association, an association that promotes the safe and environmentally sound management of chemicals.

Employee and Labour Relations. As at December 31, 2003, ERCO Worldwide has 420 employees of which approximately 165 (39%) are unionized. The three plants in Vancouver, Saskatoon and Buckingham are subject to collective bargaining agreements. These agreements expire on a staggered basis: the Buckingham agreements in 2008 and 2009; the Vancouver agreement in 2009; and the Saskatoon agreement in September 2004.

Superior Energy Management ("SEM")

Condensed operating results for 2003 and 2002 are provided in the following table. For detailed business segment results, see Note 18 to the Consolidated Financial Statements.

SEM - Condensed Operating Results

(millions of dollars except cents per gigajoule amounts)	**Twelve Months Ended December 31, 2003**		**Twelve Months Ended December 31, 2002**	
		¢/GJ		¢/GJ
Gross profit	8.1	38.8	0.5	22.5
Less cash operating, admin. & selling costs	(4.7)	(23.0)	(0.7)	(35.0)
Operating distributable cash flow	$3.4	15.8	($0.2)	(12.5)
Gigajoules of natural gas sold (millions)	20.9		2.0	

SEM commenced fixed-price, term natural gas sales in October 2002 to commercial, light industrial and residential customers in the Ontario marketplace. In 2003, it continued the execution of its business plan, generating natural gas sales of 20.9 million gigajoules ("GJs") during the year, an increase of 18.9 million GJs over 2002 volumes. SEM generated operating distributable cash flow of $3.4 million in the year compared to a small start-up loss in 2002 of $0.2 million. Natural gas margins improved steadily throughout 2003. Customer contracts acquired with no margins in the fourth quarter of 2002 from a third party were renewed during 2003 at normal commercial margins. Cash operating, administrative and selling costs were higher than last year as the people, business, and sales infrastructure were developed during the year in support of the growing business. SEM expenses its customer acquisition costs as incurred.

SEM is currently servicing approximately 10,800 end-use customers, the largest of which represents 10% of SEM's gross profits. Customer contracts are at a fixed price for terms of one to five years. At December 31, 2003, the weighted average remaining term of SEM's contracts was 22 months. To resource customer term fixed-price selling commitments, SEM enters into forward physical and financial commodity transactions with counter parties for similar terms and volumes. SEM arranges its natural gas supply requirements with five suppliers, four of which have investment grade credit ratings. (See Note 16(ii) of the Consolidated Financial Statements for fixed-price purchase commitments amounts).

Outlook

SEM plans to continue executing its business plan in 2004 and expects to grow profitably from the foundation established in 2003 in the Ontario market. SEM plans to expand into the Quebec market in 2004, which is in the process of allowing commercial and light industrial natural gas consumers to choose a fixed-price option.

Business Risks

Fixed-Price Offerings. In order to mitigate the price risk from offering its customers fixed-price, term natural gas contracts, SEM enters into forward physical and financial commodity transactions with third parties that have terms and conditions that are substantially the same as its customers' contracts. A marginally long,fixed-price natural gas position is maintained in order that SEM's sales team and agents can market the fixed-price offering to customers with a known cost of gas.

Legislative and Regulatory Environment. SEM operates in the highly regulated natural gas industry in the Province of Ontario. Decisions made or rules enacted by the Ontario Energy Board ("OEB"), new legislation or regulations or changes to existing legislation or regulations could impact SEM's operations. As part of the ABC-T Services (Agent, Billing & Collection Services) the Local Distribution Companies ("LDCs") are mandated by the OEB to perform certain services on behalf of SEM including natural gas storage, distribution, collection services and assuming the specific risk of any bad debts owing from SEM's customers under these types of customer arrangements. If the rules mandating the LDCs to provide the ABC-T services were withdrawn, there is no assurance the LDCs would continue to provide these services. This could require SEM to source these service requirements directly, potentially adversely affecting SEM's cost structure and profitability.

Balancing. SEM purchases natural gas to meet its estimated commitments to its customers based upon the historical consumption of gas by its customers evidenced by the records of the applicable LDC. Depending upon several factors, including weather, customers may use more or less natural gas than the volume purchased by SEM on their behalf. This would require SEM to purchase or sell over time the shortfall or excess volume at then current market prices, potentially adversely impacting SEM's profitability. SEM accrues estimated balancing costs on an ongoing basis.

Corporate

Management incentive and administrative fees were eliminated effective January 1, 2003 as part of the management internalization transaction that was approved by Unitholders on May 8, 2003, at a total cost of $141.3 million ($92.5 million after tax). Cash paid to terminate the contracts was re-invested to acquire 7.0 million trust units and 3.5 million warrants of the Fund and transaction costs of $2.5 million were incurred. The warrants are exercisable until May 7, 2008, at $20.00 per trust unit. The cost of the management internalization has been charged to net income (See Note 17(i) to Consolidated Financial Statements). As part of the internalization, senior management agreed to continue in their current roles as executive officers of Superior and signed employment agreements providing for certain retention arrangements by way of non-interest-bearing loans aggregating $6.5 million. These loans were used by senior management to purchase an aggregate of 325,000 trust units. The loans will be repaid through the payment of retention bonuses over the next four years and have been recorded in Unitholders' equity. Termination of the management and administrative agreements resulted in the elimination of fees payable by Superior and the Fund in 2003, estimated at $25.2 million (2002: $11.1 million). The cost of this transaction has been excluded from distributable cash flow due to its accretive nature.

Cash taxes were limited to federal and provincial capital taxes of $3.2 million (2002: $0.7 million), as income taxes were fully deferred. Cash taxes are expected to remain at similar levels for 2004. Capital taxes have been allocated to Superior's three business segments based on net taxable capital deployed.

Approximately 86%, 64%, and 18% of Superior's estimated net U.S. dollar cash flows for 2004, 2005 and 2006 respectively, have been hedged. As a consequence, a one-cent change in the Canadian dollar relative to the U.S. dollar is estimated to have a $0.1 million, $0.4 million and $0.8 million change in Superior's distributable cash flow for 2004, 2005 and 2006, respectively (See Note 16(iv) to the Consolidated Financial Statements).

Interest expense on revolving term bank credits and term loans of $14.7 million in 2003 increased $11.9 million over the prior year, as debt borrowed to finance the acquisition of ERCO Worldwide was outstanding for the full year in 2003 as compared to the 13 day period subsequent to the closing of this acquisition in 2002. Effective interest rates were 1.4% higher than the prior year as the ERCO Worldwide acquisition credit facility was refinanced during the fourth quarter with higher cost 10 year average life debt.

Refer to the "Liquidity and Capital Resources" for further discussion of debt levels. Approximately 23% of Superior's total debt obligations are subject to fixed interest rates (35% including the Debentures net of interest rate swap). See "Business Risks - Interest Rates".

Interest on the Series 1 and Series 2 convertible unsecured subordinated debentures (the "Debentures") totalled $22.7 million, an increase of $15.0 million over the prior year. Interest on the Series 2 Debentures issued in December 2002 to partially fund the ERCO Worldwide acquisition, contributed to a $19.2 million increase in expense. Offsetting this was the impact of conversions of the Series 1 and Series 2 Debenture interest during the year, which reduced Debentures by $4.2 million compared to 2002. (See "Financing Activity").

Quarterly financial and operating information for 2003 and 2002 are provided below. Approximately three-quarters of Superior Propane's operating cash flow is generated in the first and fourth quarter each year, as approximately 50% of the sales volumes are generated from space heating end-use applications. Net working-capital funding requirements follow a similar seasonal trend, peaking during the first quarter of each year and declining to seasonal lows during the third quarter. Operating distributable cash flow of ERCO Worldwide and SEM do not have significant seasonal fluctuations.

Quarterly Financial and Operating Information

(millions of dollars except per trust unit amounts)	2003 Quarter				2002 Quarter			
	First	Second[2]	Third	Fourth	First	Second	Third	Fourth
Propane sales volumes (millions of litres)	542	318	298	467	519	357	317	495
Chemical sales volumes (thousands of MTs)	139	132	138	165	–	–	–	17
Natural gas sales volumes (millions of GJs)	4	5	6	6	–	–	–	2
Gross profit	139.2	100.0	95.0	137.5	92.4	61.4	54.1	87.8
Net earnings/(loss) (as restated – Note 5)	30.3	(88.1)	11.5	26.7	30.4	9.0	4.3	16.9
Per basic trust unit	$0.62	($1.60)	$0.18	$0.39	$0.66	$0.19	$0.09	$0.35
Per diluted trust unit	$0.56	($1.60)	$0.18	$0.39	$0.62	$0.19	$0.09	$0.34
Distributable cash flow	57.4	21.2	17.8	49.0	37.5	16.9	11.5	24.6
Per basic trust unit	$1.18	$0.38	$0.27	$0.71	$0.82	$0.36	$0.24	$0.51
Per diluted trust unit	$0.98	$0.38	$0.27	$0.66	$0.76	$0.36	$0.24	$0.51
Net working capital [1]	60.5	26.4	32.5	36.9	42.6	27.0	34.4	54.0

(1) Net working capital reflects amounts as at the quarter end and is comprised of accounts receivable and inventories, less accounts payable and accrued liabilities.
(2) Second quarter 2003 results include a one time expense of $141.3 million ($92.5 million after tax) related to the internalization of management. See Note 17(i) to the Consolidated Financial Statements.

Fourth quarter 2003 distributable cash flow increased to $49.0 million or $0.71 per average trust unit outstanding, an increase of 39% over the prior year period. Net earnings for the quarter increased by 58%, predominantly due to the full-quarter contribution from ERCO Worldwide, the Albchem acquisition, and good performance from the propane and natural gas retailing businesses. In addition, management incentive fees for 2003 were eliminated as part of the management internalization transaction, which occurred in the second quarter of 2003. Other significant fourth-quarter events included the closing of the U.S. private placement offering of US$160 million, and the expansion of the secured revolving term bank credit facilities. Further discussion of the 2003 fourth-quarter results, including these events, is provided elsewhere within this MD&A and in the Fund's Fourth Quarter and 2003 Earnings Release, dated March 2, 2004.

Liquidity and Capital Resources

The Fund's distributions to Unitholders are sourced entirely from its investments in Superior. The Fund's investments in turn are financed by trust unit equity and by the Debentures. The quoted market value of the Fund's trust unit capital and Debentures was $1,780.4 million and $301.6 million respectively, based on closing prices on December 31, 2003 on the Toronto Stock Exchange.

Superior's capital assets are financed substantially through equity and Shareholder Notes held by the Fund. Working capital is financed by proceeds raised from the trade accounts receivable sales program and revolving term bank credit facilities. Maintenance capital requirements are funded from operating cash flow. These expenditures are typically weighted towards the last half of the year, as Superior Propane's truck fleet, tanks and cylinders are renewed in preparation for the winter heating season. Distributions to Unitholders are funded by, and to the extent of, operating cash flow after provision for maintenance capital expenditures and other provisions as deemed appropriate. Capital required to finance an expansion of Superior's business is financed by either additional borrowings by Superior or financings by the Fund. Through these funding policies, Superior maintains a strong financial position to facilitate the efficient execution of its business plans.

Financing Activity

In conjunction with the December 2002 ERCO Worldwide acquisition, a $340.0 million credit facility was arranged. This one-year facility was refinanced in 2003 as follows:

(millions of dollars)

206.8	U.S. private placement offering of US$160 million, 10 year average life senior secured Notes (the "Notes") completed October 29, 2003
88.9	offering of 4.5 million trust units on June 11, 2003
30.0	expansion of the trade accounts receivable sales program in April 2003
14.3	borrowings under Superior's secured revolving term bank facilities
340.0	

The Notes were issued at a combined effective interest rate of 6.65%. Superior swapped US$85 million of the fixed-interest rate obligation into a Canadian dollar floating interest-rate obligation at an effective interest rate of banker's acceptance rates plus 1.7%, which was 4.3% at year end. Standard & Poor's ("S&P") and Dominion Bond Rating Service ("DBRS") have assigned a credit rating of BBB- to the Notes (See Note 10 to the Consolidated Financial Statements).

On May 8, 2003, the Fund issued in conjunction with the termination of the management and administration and related employment retention agreements, 7.325 million trust units and 3.5 million warrants to purchase trust units exercisable until May 7, 2008, at $20.00 per trust unit. The value of the trust units and warrants issued was $138.8 million (See Note 17(i) to the Consolidated Financial Statements).

On May 22, 2003, S&P lowered Superior's unsecured corporate credit rating to BB+ from BBB- and changed its outlook to stable. DBRS confirmed Superior's corporate credit rating at BBB(low) with a stable outlook in January 2003. S&P stated, "The acquisition of the pulp chemicals business has materially changed Superior's business profile and increased leverage. Although the Company's operations are now more diversified, the addition of the pulp chemicals business has not decreased the Company's overall risk profile". Superior remains committed to maintaining an investment grade financial position to facilitate the efficient execution of its business plans.

On August 28, 2003, the Fund completed a public treasury offering of 4.85 million trust units for proceeds of $100.2 million, net of issue costs. These proceeds were raised to partially fund the $122.8 million cost of the Albchem acquisition, which closed on October 1, 2003. Between August 28 and October 1, these proceeds were used to temporarily pay down bank debt. The remaining $22.6 million acquisition cost was funded by borrowings under Superior's revolving term credit facilities (See Note 6 to the Consolidated Financial Statements).

During the third quarter, Superior expanded and extended the term of its secured revolving term bank credit facilities. Superior now has $35 million revolving term credit facilities with seven different financial institutions, for a total capacity of $245 million, an increase of 75% from prior year levels. Banking capacity was increased to support the growth of the business with the addition of ERCO Worldwide and the start-up of the natural gas retailing business. The credit facilities bear interest based on floating Banker's Acceptance or Libor rates plus applicable credit spreads. As of December 31, 2003, $111.0 million (2002: $103.4 million) had been drawn on these facilities of which US$50.5 million was drawn by ERCO Worldwide's operations in the United States. These facilities are secured by a general charge over the assets of Superior. The principal covenant of these facilities and the Notes limit the incurrence of additional long-term indebtedness and payment of distributions to the Fund if Superior's senior debt (including amounts raised from the accounts receivable sales program) exceeds three times earnings before interest, taxes, depreciation and amortization for the last 12-month period as adjusted for the proforma impact of acquisitions. At December 31, 2003, this ratio was 2.0 to 1.0 (See Note 10 to the Consolidated Financial Statements).

On December 17, 2002, $250 million Series 2 Debentures were issued, raising $239.5 million in net proceeds after issuance costs. The net proceeds were used to finance a portion of the ERCO Worldwide acquisition cost. The Series 2 Debentures are convertible at the option of the holder, into fully paid trust units of the Fund at a conversion price of $20.00 per trust unit. In January 2001, the Fund issued $100 million Series 1 Debentures. The Series 1 Debentures are convertible, at the option of the holders, into fully paid trust units of the Fund at a price of $16.00 per trust unit. The 8% fixed interest rate obligation on $100 million of the Debentures was swapped into a floating-rate obligation in order to maintain a floating interest-rate profile. The Fund may elect to satisfy Debenture interest and principal obligations by the issuance of trust units. During the year, $44.1 million of Series 1 Debentures were converted into 2.7 million trust units and $41.1 million of Series 2 Debentures were converted into 2.1 million trust units. Conversions accelerated through 2003 in response to the 30% increase in the trust unit price during the year. As at December 31, 2003, there were $25.6 million Series 1 and $208.9 million Series 2 Debentures outstanding.

The weighted average number of trust units outstanding in 2003 has increased by 27% to 59.4 trust units compared to the prior year. The increase resulted from the issue of the 4.85 million trust units to partially fund the Albchem acquisition, the 4.5 million trust unit offering completed in June 2003, to repay a portion of the ERCO Worldwide acquisition facility, the 7.325 million trust units issued in May in conjunction with the management internalization transaction and 4.8 million trust units issued on conversions of Debentures.

Contractual Obligations and Other Commitments

			Payments Due in			
(millions of dollars)	Notes [1]	Total	**2004**	**2005-2006**	**2007-2008**	**2009 and thereafter**
Revolving term bank credits [2]	10	111.0	–	111.0	–	–
Term loans [3]	10	206.8	–	–	–	206.8
Operating leases [4]	16(i)	49.0	15.3	18.4	9.5	5.8
Natural gas, propane & electricity purchase commitments [5]	16(ii)(iii)	629.3	294.1	136.4	39.1	159.7
Future employee benefits	11	27.7	4.3	8.6	8.6	6.2
Total contractual obligations		1,023.8	313.7	274.4	57.2	378.5

(1) Notes to the Consolidated Financial Statements.
(2) These are $245 million, 364 day revolving facilities with a two-year amortizing term out period.
(3) These Notes have a 10-year average life with repayments commencing in 2009 and are fully repaid during 2015.
(4) Operating lease commitments together with the accounts receivable sales program described below, comprise Superior's off-balance sheet obligations.
(5) Natural gas and propane fixed-price purchase commitments support similar long-term committed customers' sales contracts.

Superior has entered into an agreement to sell, with limited recourse, certain account receivables on a 30-day revolving basis to an entity sponsored by a Canadian Chartered Bank to finance a portion of its working capital requirements. The receivables are sold at a discount to face value based on prevailing money market rates. As at December 31, 2003, proceeds of $100.0 million (2002: $68.6 million) had been raised from this program and were used to repay revolving term bank credits (See Note 7 to the Consolidated Financial Statements). The year-over-year increase in proceeds raised under this program of $31.4 million reflects the addition of ERCO Worldwide receivables in 2003. The accounts receivable sales agreement requires Superior to maintain a minimum unsecured credit rating standard (BB+ or better) and meet certain historically based collection performance standards. Superior's current credit ratings and other program requirements are in compliance.

Superior's total debt which includes the revolving term bank credits, the Notes and the proceeds from its receivable sales program amounted to $417.8 million at December 31, 2003, a decrease of $94.2 million from the prior year, as follows:

(millions of dollars)

(88.9)	application of net proceeds from the June trust unit offering
(12.0)	2003 distributable cash flow exceeding distributions paid to Unitholders
(37.4)	reduction in Canadian dollar equivalent of U.S. dollar debt levels
22.6	funding of Albchem acquisition net of proceeds from the August trust unit offering
7.0	funding of the ERCO Worldwide cell replacement and Thunder Bay sodium chlorite growth capital projects
14.5	decrease in net working capital of $17.1 million, net of increase in accounts receivable sales program of $31.4 million, and other
(94.2)	2003 reduction of total debt

Superior's net working capital requirements at December 31, 2003 decreased by $17.1 million from the prior year-end level, due to the expansion of Superior's revolving trade accounts receivable sales program by approximately $30 million of ERCO Worldwide accounts receivables, partially offset by the elimination of management incentive fees payable for 2003, which in 2002 amounted to $11.1 million.

At December 31, 2003, 49% of Superior's total debt is not repayable for at least five years. This improved repayment profile, combined with the expansion of its secured revolving term credit facilities during 2003, has significantly strengthened Superior's liquidity position compared to the previous year. At December 31, 2003, Superior's total debt included US$125.5 million of debt, which was substantially equivalent to the amount of U.S. dollar-denominated assets on its balance sheet.

Outlook

In 2004, we anticipate distributable cash flow per trust unit to be comparable to 2003, after adjusting for the one-time impact of the timing of the issue of units resulting from the internalization of the management agreements in 2003. Increased distributable cash flow is expected from a full year's contribution from ERCO Worldwide's acquisition of Albchem and continued profitable growth by Superior Energy Management, offset by the dilutive impact of the continued conversion of the Debentures into trust units.

Over the longer term, the Fund plans to continue its disciplined diversification strategy by taking advantage of profitable growth opportunities within each division and to acquire other businesses that have risk profiles appropriate for an income fund structure. Acquisitions must be accretive to Unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

Sensitivity Analysis
The Fund's estimated cash flow sensitivity in 2004 to the following changes are provided below:

	Change	Change	Impact on Distributable Cash Flow	Per Trust Unit
Propane Retailing Business				
Change in sales margin	$0.005/litre	3%	$8.1 million	$0.12
Change in sales volume	50 million litres	3%	$6.4 million	$0.09
Pulp Chemicals Business				
Change in sales price	$10.00/tonne	2%	$5.7 million	$0.08
Change in sales volume	10,000 metric tonnes	2%	$3.5 million	$0.05
Natural Gas Retailing Business				
Change in sales margin	$0.02/GJ	5%	$0.4 million	$0.01
Change in sales volume	1 million GJ	5%	$0.4 million	$0.01
Corporate				
Change in Cdn$/US$ exchange rate (1)	$0.05	4%	$0.5 million	$0.01
Corporate change in interest rates	1%	25%	$4.2 million	$0.06

(1) After giving effect to US$ forward sales contracts. See Note 16(iv) to the Consolidated Financial Statements.

Business Risks – Corporate

Interest Rates. Superior maintains a substantial floating interest-rate exposure through a combination of floating interest-rate borrowings and a hedging program. Approximately 50% of the Propane Retailing and 100% of the Pulp Chemicals demand levels are affected by general economic trends. Generally speaking, when the economy is strong, interest rates increase as does sales demand from Superior's customers, thereby increasing Superior's ability to pay higher interest costs and vice versa. In this way, a common relationship between economic activity levels, interest rates and Superior's ability to pay higher or lower rates are generally aligned, providing Superior with a natural business hedge against interest rates.

Foreign Exchange Risk. A portion of Superior's net cash flows are denominated in U.S. dollars. Accordingly, fluctuations in the Canadian/United States dollar exchange rate can impact profitability. Superior mitigates this risk by hedging. See "Sensitivity Analysis".

Critical Accounting Estimates. Application of accounting estimates requires certain assumptions to be made regarding future events. These estimates require experience and judgement and are subject to inherent risk of inaccuracy, particularly where they relate to events expected to take place well into the future. Long-term estimates are examined on a regular basis and adjusted prospectively where necessary.

New Accounting Policies. The Fund is adopting the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 13, "Hedging Relationships" effective January 1, 2004. This guideline sets out the criteria an entity must meet in order to use hedge accounting and imposes additional documentation, financial and disclosure requirements on the Fund to ensure hedge accounting will be achieved. The Fund utilizes derivative and other financial instruments to manage its exposure to market risks related to interest rates, foreign currency exchange rates and commodity prices. This is not expected to impact 2004 results.

The Fund has chosen to adopt, effective December 31, 2003, CICA's new requirements for "Employee Future Benefits - Additional Disclosures." These new disclosures provide additional information to allow financial statement users to better understand an entity's employee future benefit obligations and costs. In response to these requirements, the Fund has expanded its disclosure of its accounting policy for future employee benefits in Notes 1 and 11 to the Consolidated Financial Statements.

Selected Financial Information

	Years Ended December 31 (As restated – Note 5)		
(millions of dollars except per trust unit amounts)	**2003** [(2)]	**2002**	**2001**[(4)]
Total assets (as at December 31)	**1,443.7**	1,404.5	657.4
Total revenues	**1,234.3**	640.9	787.5
Gross profits	**471.7**	295.8	300.7
Net (loss)/earnings	**(19.6)**	60.6	37.0
Per trust unit [(1)]	**$ (0.30)**	$ 1.29	$ 0.67
Cash generated from operations before changes in working capital	**14.0**	93.7	82.4
Distributable cash flow	**145.4**	90.6	78.3
Per trust unit	**$ 2.45**	$ 1.93	$ 1.71
Cash distributions per trust unit [(3)]	**$ 2.28**	$ 1.99	$ 1.67
Current and long-term debt (as at December 31)	**317.8**	443.4	101.0

(1) Net (loss)/earnings per trust unit, basic and diluted.

(2) 2003 results include a one time expense of $141.3 million ($92.5 million after tax) related to the internalization of management. See Note 17(i) the Consolidated Financial Statements.

(3) Cash distributions per trust unit paid in fiscal year.

(4) Restated Consolidated Financial Statements for 2001 have not been re-filed on SEDAR.

Superior Plus
Income Fund

1

2004 First Quarter Release (Restated) and May 2004 Cash Distribution Notice

TSX: SPF.UN *May 5, 2004 – Restated November 10, 2004*

Q1 Highlights

- **Distributable cash flow reaches $60.1 million, up 5% over strong first quarter last year.**
- **Growth of pulp chemicals and natural gas retailing business offset by soft propane retailing results.**
- **May 2004 regular distribution declared - $0.185 per trust unit or $2.22 annualized.**

Distributable Cash Flow Per Trust Unit Outstanding



$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$1.16
$1.24
$1.34
$1.38
$1.58
$1.71
$1.93
$2.45(1)
$0.85
1996 F
1997
1998
1999
2000
2001
2002
2003
2004 Q1

(1) One time Management Internalization timing effect

(millions of dollars, except per trust unit amounts)	Three Months Ended March 31 2004	2003
Financial		
Operating distributable cash flow		
Propane retailing	44.3	50.2
Pulp chemicals	21.8	17.6
Natural gas retailing	2.0	0.6
	68.1	68.4
Corporate costs	(0.6)	(0.8)
Interest	(7.4)	(10.2)
Distributable cash flow (see Note 1 to the Interim Consolidated Financial Statements)	60.1	57.4
Distributable cash flow per trust unit outstanding	$0.85	$1.18
Average number of trust units outstanding (millions)	70.4	48.5
Operating		
Litres of propane sold (millions of litres)	514	542
Propane sales margin (cents per litre)	15.8	16.1
Total chemical sales (thousands of metric tonnes "MT")	155	139
Average chemical selling price (dollars per MT)	563	589
Gigajoules ("GJ") of natural gas sold (millions)	6.5	3.7
Natural gas sales margin (cents per GJ)	56.6	38.4

- **Warmer weather impacts propane retailing volumes and margins.**
- **Pulp chemicals business benefits from contribution of Albchem acquisition.**
- **Profitable growth in natural gas retailing business continues.**
- **As expected, distributable cash flow on a per trust unit basis was impacted by a 45% increase in average number of trust units outstanding due to the timing impact of equity financings in 2003 and the management internalization transaction. Over the remainder of the year, comparisons with the prior 2003 period will normalize as the prior year average number of trust units outstanding reflect these transactions.**
- **Strong balance sheet continues to support Superior's growth strategy.**

Forward Looking Statements

Except for the historical and present factual information, certain statements contained herein are forward-looking. Such forward-looking statements are not guarantees of future performance and involve a number of known and unknown risks and uncertainties which may cause the actual results of Superior Plus Income Fund (the "Fund") or Superior Plus Inc. ("Superior") in future periods to differ materially from any projections expressed or implied by such forward-looking statements and therefore should not be unduly relied upon. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.

Distributable Cash Flow
Distributable cash flow of the Fund available for distribution to Unitholders, is equal to the cash flow from operations before changes in net working capital, after provision for maintenance capital expenditures. See Note 1 to the interim consolidated financial statements for the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund, Superior and its operating divisions. Readers are cautioned that distributable cash flow is not a defined performance measure under Generally Accepted Accounting Principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions over the course of the year. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before corporate and Fund expenses, interest expense and distributions on the Debentures. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.

Cash Distribution Notice

The Fund announced today its regular monthly cash distribution for the month of May 2004 of $0.185 (18.5 cents) per trust unit, payable on June 15, 2004, to unitholders of record at the close of business on May 31, 2004. The ex-distribution date will be May 27, 2004. For income tax purposes, the cash distribution of $0.185 per trust unit is considered to be a dividend of $0.0414 and other income of $0.1436 per trust unit. A cash distribution summary since inception of the Fund, together with tax information, is posted on our website at www.superiorplus.com.

Management's Discussion and Analysis of 2004 First Quarter Results

The following should be read in conjunction with the Fund's Consolidated Interim Financial Statements (as restated) contained herein, along with the Management Discussion and Analysis and Consolidated Financial Statements for the year ended December 31, 2003 (as restated).

As further described in Note 3 to the Consolidated Interim Financial Statements, the Fund has determined that certain adjustments are required to restate the Consolidated Interim Statements of Cash Flows for the three month periods ended March 31, 2004 and 2003. Superior has determined that it incorrectly classified the impact of foreign currency exchange rate changes among cash flows from operating activities and cash flow from financing activities. The restatements increased net cash provided by operating activities and decreased cash flow from financing activities by 2.2 million for the three month period ended March 31, 2004, and decreased net cash provided by operating activities and increased net cash provided by financing activities by $11.9 million for the three month period ended March 31, 2003. The restatements had no effect on distributable cash flow, the Consolidated Interim Statements of Net Earnings and Deficit, or the Consolidated Interim Balance Sheets.

As further described in Note 4 to the Consolidated Interim Financial Statements, the Fund, effective December 2003, retroactively adopted the amendments to the CICA Handbook relating to its accounting for its convertible unsecured subordinated debentures (the "Debentures"), a financial instrument that may be settled at the issuer's option in cash or its own equity instruments and has accordingly restated its consolidated interim financial statements. The revised accounting standard requires that such financial instruments be classified as a liability with the related interest costs expensed as incurred and the related issue costs amortized over the term of the liability. In addition, a portion of the financial instrument relating to the conversion feature will be classified as an equity component resulting in the carrying value of the financial instrument being less than its face value. This change in accounting results in a reduction to the Fund's Unitholders' Capital offset by a liability and a deferred charge on the balance sheet as well as the expensing of interest charges through the statement of earnings (loss) rather than being charged directly to the Unitholders' deficit. Distributable cash flow is unaffected by the adoption of this accounting policy.

First Quarter Results

First quarter distributable cash flow reached $60.1 million, an increase of $2.7 million over the prior year quarter. Contributions from the acquisition of the Albchem Holdings Ltd. ("Albchem") pulp chemicals business on October 1, 2003, the continued growth in the natural gas retailing business, and lower interest costs were partially offset by softer results from the propane retailing division.

Distributable cash flow per trust unit was $0.85 for the quarter, a decline of $0.33 or 28% from the $1.18 generated in the first quarter of 2003. A 5% increase in distributable cash flow offset by a 45% increase in the weighted average number of trust units outstanding over the prior year period contributed to lower distributable cash flow on a per trust unit basis as follows:

$1.18	First quarter 2003 distributable cash flow per trust unit outstanding.
(0.16)	Impact of issuance of 7.3 million trust units on May 8, 2003 resulting from the internalization of management agreements. No management incentive fee expense was recorded in 2003.
(0.10)	Refinancing of ERCO Worldwide acquisition credit facility with issuance of 4.5 million trust units in June 2003 and the conversion of $96.2 million Debentures into 5.3 million trust units since March 31, 2003.
(0.07)	Impact of lower operating distributable cash flow combined with issuance of 4.9 million trust units in August 2003 to finance acquisition of the Albchem pulp chemicals business.
$0.85	First quarter 2004 distributable cash flow per trust unit outstanding.

Distributable cash flow on a per trust unit basis is expected to normalize over the remainder of the year as the impact of the issuance of trust units to finance the internalization of management agreements and refinancing of the ERCO Worldwide acquisition credit facility become included in the prior year results.

Net earnings for the first quarter were $36.7 million compared to $30.3 million in the prior year period. The increase in net earnings is due to the same reasons distributable cash flow has increased.

Operating Results - Superior Propane

Condensed operating results for the Propane Retailing business for the three months ended March 31, 2004 and 2003, are provided in the following table:

Condensed Operating Results

(millions of dollars except per litre amounts)	Three Months Ended March 31 2004		2003	
Gross Profit		¢/litre		¢/litre
Propane sales	81.1	15.8	87.2	16.1
Other services	10.0	1.9	9.5	1.8
Total Gross Profit	91.1	17.7	96.7	17.9
Less: Cash operating, admin & cash tax costs	(46.2)	(9.0)	(46.3)	(8.5)
Cash generated from operations before changes in net working capital	44.9	8.7	50.4	9.4
Maintenance capital expenditures, net	(0.6)	(0.1)	(0.2)	–
Operating Distributable Cash Flow	44.3	8.6	50.2	9.4
Propane volumes sold *(millions of litres)*	514.4		541.8	

Operating distributable cash flow for Superior Propane was $44.3 million for the first quarter, a decrease of $5.9 million (12%) from the prior year's first quarter due to a decrease in sales volumes and margins.

Gross profits of $91.1 million were $5.6 million lower than the prior year period. Sales volumes in the quarter declined to 514.4 million litres, a decrease of 27.4 million or 5% from the prior year. Heating volumes declined 6% or 18.2 million litres and auto sales volumes declined 17% or 9.2 million litres. Heating based volumes were impacted by average first quarter temperatures that were 4% warmer across the country than the prior year but 4% colder than the 5 year average. In Eastern Canada, Superior Propane's main heating market, first quarter temperatures were 7% warmer than the prior year. Lower auto propane sales reflect structural auto propane declines of 15%-20%, focused in the Alberta and BC regions. Compared to the fourth quarter of 2003, and consistent with the prior year, sales volumes increased by 10% due to the seasonal increase in space heating demand. Average propane sales margins decreased by 2% from the prior year period to 15.8 cents per litre due to a less heating intensive sales mix. Lower heating sales volumes reduced overall margins by 0.5 cents per litre. This impact was partially offset by improved margin management in the automotive end-use segment. Other sales gross profits were higher than the prior year period due to improved service, installation and rental gross profits arising from a renewed focus on this area.

Volume and Gross Profit by End Use Market Segment

End Use Applications:	2004 Volume(1)	2004 Gross Profit(2)	2003 Volume(1)	2003 Gross Profit(2)	Regions:	2004 Volume(1)	2004 Gross Profit(2)	2003 Volume(1)	2003 Gross Profit(2)
	Three Months Ended March 31					Three Months Ended March 31			
Residential	79.9	24.8	86.2	26.9	Atlantic	38.4	10.7	40.2	10.4
Commercial	130.5	24.4	136.6	27.0	Quebec	90.9	16.0	95.9	16.4
Agricultural	35.5	3.5	37.5	4.0	Ontario	123.1	28.4	139.2	31.0
Industrial	223.5	23.4	227.3	24.3	Sask/Man	79.4	9.7	84.8	9.6
Automotive	45.0	5.0	54.2	5.0	AB/NWT/YK	116.8	14.5	115.9	18.9
Other Services	–	10.0	–	9.5	BC	65.8	11.8	65.8	10.4
	514.4	91.1	541.8	96.7		514.4	91.1	541.8	96.7
Average Margin(3)	15.8		16.1			15.8		16.1	

(1) Volume of propane sold (millions of litres) (2) Millions of dollars (3) Average propane sales margin (cents per litre)

Cash operating, administrative and capital tax costs of $46.2 million were consistent with the prior year first quarter, as lower sales volumes reduced variable delivery costs. This was offset by higher tank and cylinder maintenance activities, selling costs and employee benefit costs.

Net maintenance capital expenditures were $0.6 million in the first quarter. This represents a $0.4 million increase from the prior year period due to lower realization of proceeds on the sale of surplus equipment. Net maintenance capital expenditures for 2004 are expected to be in the $6 to $8 million range, driven by increased fleet replacement requirements, as asset productivity improvements generated by the ICG integration have been fully realized.

Effective April 22, 2004, John Cooper, Superior Propane's President, left the organization. Geoff Mackey, President and CEO of Superior Plus, has re-assumed the role of President of the propane retailing business pending the completion of a search for a replacement President.

ERCO Worldwide

Condensed operating results for ERCO Worldwide for the first quarter ended March 31, 2004 and 2003 are provided below for comparison purposes.

Condensed Operating Results

	Three Months Ended March 31			
(millions of dollars except per metric tonne amounts)	2004		2003	
Revenue		$ per MT		$ per MT
Chemicals	87.3	563	81.8	589
Technology	10.0	64	6.7	48
Cost of Sales				
Chemicals	(44.0)	(283)	(44.9)	(323)
Technology	(6.7)	(43)	(2.5)	(18)
Gross Profit	46.6	301	41.1	296
Less: Cash operating, admin. & cash tax costs	(24.2)	(156)	(22.5)	(162)
Cash generated from operations before changes in net working capital	22.4	145	18.6	134
Maintenance capital expenditures	(0.6)	(4)	(1.0)	(1)
Operating Distributable Cash Flow	21.8	141	17.6	133
Chemical volumes sold (thousands of metric tonnes)	155		139	

ERCO Worldwide's operating distributable cash flow for the first quarter was $21.8 million, an increase of $4.2 million over the prior year period due principally to the acquisition of Albchem in the fourth quarter of 2003.

Sales volumes in the first quarter were higher than the prior year period due to the Albchem acquisition and higher other chemical sales, partially offset by lower pulp mill operating levels. The strength of the Canadian dollar, while limited by Superior's foreign exchange hedging program, impacted chemical pricing and reduced gross profits by $4.5 million. See "Corporate" for more details. Technology gross profits declined compared to the prior year, due to royalty licenses expiring in the normal course. Variable production costs per unit were lower than the prior year due to improvements in electrical and transportation costs per metric tonne produced. Electrical cost improvements were driven by fixing a portion of the electrical costs in the deregulated Alberta market place in the second quarter of 2003, and due to improved electrical productivity resulting from the cell replacement program. Transportation costs are lower due to efficiencies realized from the integration of Albchem's rail car fleet and customer base into ERCO Worldwide's operation. Operating costs on an absolute basis were higher than the prior year period due to the addition of the two new Albchem plants and the new Thunder Bay sodium chlorite plant, which began operations in the second quarter of 2003. Maintenance capital expenditures were consistent with the prior year period.

Work continued on the five-year cell replacement program in the first quarter. This will improve the operating efficiency and production at five of the plants. In the quarter, $0.9 million was spent on the project while approximately $8.8 million has been spent on the program to-date. The project is approximately one-third complete and is currently generating annualized electrical energy savings in

excess of $1 million per year. The remaining estimated cost to complete the program is $11 million. The cell replacement program is considered to be growth capital in nature and the costs are included in "other capital expenditures" on the Consolidated Statement of Cash Flows, as they expand the overall capacity of the business. Accordingly, these costs have been excluded from the distributable cash flow calculation.

Superior Energy Management ("SEM")

Condensed operating results for the quarter ended March 31, 2004 and 2003, are provided in the following chart.

Condensed Operating Results

	Three Months Ended March 31			
(millions of dollars except per GJ amounts)	2004		2003	
		¢ per GJ		¢ per GJ
Gross profit	3.7	56.6	1.4	38.4
Cash operating, admin. & selling costs	(1.7)	(26.0)	(0.8)	(21.9)
Operating Distributable Cash Flow	2.0	30.6	0.6	16.5
Gigajoules of natural gas sold (millions)	6.5		3.7	

SEM generated $2.0 million of operating distributable cash flow in the quarter, an increase of $1.4 million over the prior year period, as it continued to execute its business plan by adding to its residential, commercial and light industrial customer base in Ontario and Quebec. Natural gas sales of 6.5 million gigajoules during the quarter were 7% higher than fourth quarter 2003 sales volumes. Sales margins in the first quarter 2004 at 56.6 ¢/GJ were significantly better than the prior year period, as customer contracts acquired in the fourth quarter of 2002 from a third party at no margin, were renewed at normal commercial margins throughout 2003. Expenses for the quarter were above prior period levels due to higher infrastructure costs required to support a growing customer base, and additional sales commission costs to support the growth in the customer base. Expenses were consistent with 2003 fourth quarter levels. During the first quarter, SEM continued to diversify its supply portfolio, adding three new gas supply counter-parties.

Corporate

Approximately 88%, 62%, and 24% of Superior's estimated US dollar cash flows for the remainder of 2004, 2005 and 2006 respectively, have been hedged. As a consequence, a one cent change in the Canadian dollar relative to the United States dollar is estimated to have a $0.2 million, $0.4 million and $1.2 million change in Superior's distributable cash flow for 2004, 2005 and 2006, respectively.

Cash taxes were limited to federal and provincial capital taxes of $0.8 million, similar to prior year period levels, as income taxes were fully deferred. Capital taxes have been allocated to Superior's three business segments based on net taxable capital deployed.

Interest expense on revolving bank credits and term loans decreased $0.7 million to $3.4 million for the first quarter compared to the prior year period. The impact of lower overall debt levels, including the off balance sheet proceeds from the trade accounts receivable sales program and lower floating interest rates, more than offset the impact of refinancing the ERCO Worldwide floating rate acquisition credit facility with higher cost 10-year average life debt in the fourth quarter of 2003.

Interest on the Series 1 and Series 2 Debentures totaled $4.0 million, a decrease of $2.1 million compared to the prior year period because of $96.2 million in conversions of the Debentures into 5.3 million units since March 31, 2003. During the first quarter of 2004, there were $24.3 million of the Series 1 and Series 2 Debentures converted into 1.3 million trust units. Conversions of Debentures accelerated through 2003 in response to the 44% increase in trust unit trading price since March 31, 2003.

The weighted average number of trust units outstanding in the quarter has increased by 45% to 70.4 million trust units compared to the prior year period. This increase resulted from the issue of 0.1 million trust units in the first quarter of 2004 related to the exercise of trust unit warrants issued as part of the management internalization transaction, the issue of 4.85 million trust units in August 2003 to partially fund the Albchem acquisition, the issue of 4.5 million trust units in June 2003 to partially finance the December 2002 acquisition of ERCO, the issue of 7.3 million trust units in May 2003 as part of the consideration for the management internalization transaction, and the issue of 5.3 million trust units due to conversions of the Debentures.

Liquidity and Capital Resources

Superior's net working capital requirements decreased in the first quarter by $40.7 million from December 31, 2003. Net working capital levels were lower as Superior Propane seasonally added $25 million of accounts receivable to the revolving trade accounts receivable sales program and physical inventory storage levels declined as the heating season came to an end. Working capital requirements for Superior Propane peak seasonally during the first quarter and then decline through the second and third quarters before building again in the fall, consistent with the seasonal demand profile of its heating end use customers. Superior's revolving trade accounts receivable sales program is used to finance a portion of its working capital requirements. Proceeds from the sale of receivables were $125.0 million at March 31, 2004 (March 31, 2003 - $100.0 million), compared to $100.0 million at December 31, 2003. Superior has available undrawn committed credit facilities of $207.0 million to fund negative working capital positions and off-balance sheet accounts receivable securitization program amounts.

Superior's total senior debt including revolving term bank credits and term loans and the proceeds from its receivable sales program totaled $377.4 million at March 31, 2004, a decrease of $40.4 million from 2003 year-end levels due to the decrease in net working capital and an increase in distributions payable for the $0.185 top-up distribution from 2003, paid April 15, 2004. Superior's balance sheet continued to strengthen as senior debt (including amounts raised from the accounts receivable sales program) at March 31, 2004, was 1.8 times earnings before interest, taxes, depreciation and amortization for the last 12 month period (2.0 times at December 31, 2003).

New Accounting Policies

In addition to the retroactive adoption of amendments to the CICA Handbook relating to the Fund's accounting for its convertible debentures as previously described in this Management Discussion and Analysis, the following new accounting pronouncements effect the Fund:

Effective January 1, 2004, the Fund adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") regarding asset retirement obligations and the impairment of long-lived assets. The new standard for asset retirement obligations changes the method of estimating and accounting for future site restoration costs. Total estimated asset retirement obligations are discounted to estimate the fair value of the obligation and recorded as a liability when the related assets are constructed and commissioned. The fair value of the obligation increases the value of property, plant and equipment and is depleted over the life of the asset. Accretion expense, resulting from the changes in the present value of the liability due to the passage of time is recorded as part of interest and financing costs. The impairment of long-lived assets recommendations provides guidance on the recognition, measurement and disclosure of impairment of long-lived assets. There is a requirement to recognize an impairment loss for a long-lived asset when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The adoption of these standards has no impact on the financial statements of the Fund as there are no obligations that meet the asset retirement obligation requirements, nor were there indications of impairment of long-lived assets.

The CICA modified Accounting Guideline 13 ("AcG - 13") "Hedging relationships", effective January 1, 2004, to clarify circumstances in which hedge accounting is appropriate. In addition, the CICA simultaneously amended EIC 128, "Accounting for Trading, Speculative or Non Trading derivative Financial Instruments" to require that all derivative instruments that do not qualify as a hedge under AcG - 13, or are not designated as a hedge, be recorded on the balance sheet as either an asset or a liability with the changes in fair value recognized in earnings.

The Fund uses derivative instruments to reduce its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates. The Fund formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Fund also formally assesses, both at the hedge's inception and on an ongoing basis, the effectiveness of derivatives in offsetting changes in fair values or cash flows of hedged items.

Realized and unrealized gains and losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity are deferred on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized.

For transactions that do not qualify for hedge accounting, the Fund applies the fair value method of accounting by recording a derivative asset or liability on the balance sheet and recognizing changes in the fair value of the instruments in the current period income statement. The adoption of the new accounting guideline had no impact on the calculation of net earnings or distributable cash flow for the three months ended March 31, 2004.

Outlook

In 2004, we anticipate distributable cash flow per trust unit to be comparable to the $2.34 generated in 2003, after adjusting for the one-time impact of the timing of the issue of units resulting from the internalization of the management agreements in 2003. Increased distributable cash flow is expected from a full year's contribution from ERCO Worldwide's acquisition of Albchem and continued profitable growth by Superior Energy Management, offset by soft first quarter results from the propane retailing business and the dilutive impact of the continued conversion of the Fund's Debentures into trust units.

Over the longer term, the Fund plans to continue its disciplined diversification strategy by taking advantage of profitable growth opportunities within each division and to acquire other businesses that have risk profiles appropriate for an income fund structure. Acquisitions must be accretive to unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

For more information, please visit our website: www.superiorplus.com or contact:

Mark Schweitzer, Executive Vice-President
Corporate Development & Chief Financial Officer
Superior Plus Inc.
Phone: (403) 218-2952 / Fax: (403) 218-2973
E-mail: mschweitzer@superiorplus.com

Theresia Reisch
Investor Relations Manager
Superior Plus Income Fund
Phone: (403) 218-2953 / Fax: (403) 218-2973
E-mail: treisch@superiorplus.com

The Superior Plus Income Fund's conference call on the 2004 First Quarter Results is scheduled for Thursday, May 6, 2004 at 10:00 a.m. (EST). To participate in the call, dial the conference operator at: 1-800-814-3911 and you will be connected to the call. The conference call is also audio-broadcast on the Canada NewsWire website which can be accessed through the "Events and Presentations" section of Superior's website at: www.superiorplus.com

If you would like to listen to a recording of the May 6, 2004 investor analyst conference call on the First Quarter Results, dial 1-877-289-8525 and enter the reservation number 21043243#. The call will be available for review from Thursday, May 6 after 1:00 p.m. (EST) until midnight Thursday, May 13, 2004. The conference call is also posted (audio-broadcast) under the "Events and Presentations" section of Superior's website at: www.superiorplus.com

SUPERIOR PLUS INCOME FUND
Consolidated Balance Sheets

(millions of dollars)	March 31 2004 (unaudited) (Restated – Note 4)	December 31 2003 (audited) (Restated – Note 4)
Assets		
Current Assets		
Accounts receivable (Note 5)	**64.9**	96.8
Inventories	**47.5**	57.7
	112.4	154.5
Capital assets	**768.0**	781.7
Intangible assets	**57.9**	59.8
Goodwill	**447.3**	447.7
	1,385.6	1,443.7
Liabilities and Unitholders' Equity		
Current liabilities		
Current portion of revolving term bank credits and term loans	**10.5**	–
Accounts payable and accrued liabilities	**116.2**	117.6
Distributions and interest payable to unitholders and debentureholders	**32.8**	15.8
	159.5	133.4
Revolving term bank credits and term loans	**241.9**	317.8
Convertible unsecured subordinated debentures (Note 7)	**208.7**	233.0
Future employee benefits	**23.6**	23.4
Future income taxes	**129.4**	125.2
Total Liabilities	**763.1**	832.8
Unitholders' Equity		
Unitholders' capital (Note 6)	**1,019.4**	993.7
Deficit (Note 6)	**(397.0)**	(382.9)
Currency translation account	**0.1**	0.1
Total Unitholders' Equity	**622.5**	610.9
	1,385.6	1,443.7

Consolidated Statements of Net Earnings and Deficit
(Restated Note 4)

(unaudited, millions of dollars except per trust unit amounts)	Three Months Ended March 31	
	2004	2003
Revenues	**375.6**	373.4
Cost of products sold	**234.2**	234.2
Gross profit	**141.4**	139.2
Expenses		
Operating and administrative	**72.8**	69.3
Depreciation of capital assets	**17.9**	17.1
Amortization of intangible assets	**1.4**	1.6
Interest on revolving term bank credits and term loans	**3.4**	4.1
Interest on convertible unsecured subordinated debentures	**4.0**	6.1
Amortization of convertible debenture issue costs	**0.4**	0.4
Income tax expense of Superior	**4.8**	10.3
	104.7	108.9
Net Earnings	**36.7**	30.3
Deficit, Beginning of Period	**(382.9)**	(229.9)
Net earnings	**36.7**	30.3
Distributions to unitholders	**(50.8)**	(35.0)
Deficit, End of Period	**(397.0)**	(234.6)
Net earnings per trust unit, basic (Note 6)	**$0.52**	**$0.62**
Net earnings per trust unit, diluted (Note 6)	**$0.49**	**$0.56**

SUPERIOR PLUS INCOME FUND

Consolidated Statements of Cash Flows
(Restated Note 3 and 4)

(unaudited, millions of dollars except per trust unit amounts)	Three Months Ended March 31	
	2004	2003
Operating Activities		
Net earnings	**36.7**	30.3
Items not involving cash:		
Depreciation, amortization of capital and intangible assets and convertible debenture issue costs	**19.7**	19.1
Trust unit incentive plan compensation expense/(recovery)	**0.9**	(0.3)
Future income tax expense	**4.0**	9.5
Cash generated from operations before changes in working capital	**61.3**	58.6
Decrease/(increase) in non-cash operating working capital items	**33.1**	(20.8)
Cash flows from operating activities	**94.4**	37.8
Investing Activities		
Maintenance capital expenditures, net	**(1.2)**	(1.2)
Other capital expenditures, net	**(0.9)**	(4.2)
Cash flows from investing activities	**(2.1)**	(5.4)
Financing Activities		
Proceeds from exercise of warrants	**1.1**	–
Revolving term bank credits and term loans	**(67.6)**	(28.5)
Net proceeds from sale of accounts receivable (Note 5)	**25.0**	31.1
Distributions to unitholders	**(50.8)**	(35.0)
Cash flows from financing activities	**(92.3)**	(32.4)
Change in Cash	–	–
Cash at Beginning and End of Period	–	–

Notes to Consolidated Financial Statements

(tabular amounts in $CDN millions of dollars, unless noted otherwise, except per trust unit amounts)

1. Distributable Cash Flows

	2004	2003
Cash generated from operations before changes in working capital	**61.3**	58.6
Less: Maintenance capital expenditures, net	**(1.2)**	(1.2)
Distributable Cash Flow	**60.1**	57.4
Distributable cash flow per trust unit, basic (Note 6)	**$0.85**	$1.18
Distributable cash flow per trust unit, diluted (Note 6)	**$0.76**	$0.98

Distributable cash flow of the Superior Plus Income Fund (the "Fund") available for distribution to its unitholders ("Unitholders"), is equal to consolidated cash flow from operations before changes in working capital, after provision for maintenance capital expenditures. Distributable cash flow is the main performance measure used by management and investors to evaluate Fund and business segment performance. Readers are cautioned that distributable cash flow is not a defined performance measure under generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions over the course of the year. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying Consolidated Interim Financial Statements have been prepared according to Canadian GAAP applied on a consistent basis and include the accounts of the Fund, its wholly owned subsidiary, Superior, and Superior's subsidiaries. Certain information and disclosures normally required to be included in annual financial statement notes have been condensed and updated. These financial statements and notes thereto should be read in conjunction with the Fund's financial statements for the year ended December 31, 2003 (as restated). All significant transactions and balances (including the Shareholder Notes) between the Fund, Superior and Superior's subsidiaries have been eliminated on consolidation.

In the opinion of Management, the accompanying unaudited Consolidated Interim Financial Statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated financial position of the Fund as of March 31, 2004 (as restated) and December 31, 2003 (as restated) and the consolidated results of its operations and cash flows for the three-month periods ended March 31, 2004 and 2003 (as restated, see Note 3 and 4).

Effective January 1, 2004, the Fund adopted Accounting Guideline 13 ("AcG-13") as recommended by the Canadian Institute of Chartered Accountants (the "CICA") on a prospective basis. Under this policy the Fund formally documents relationships between hedging instruments, hedged items, its risk management objective and risk management strategy. This documentation links all derivatives to specific assets, liabilities, firm commitments or forecasted transactions. The Fund formally assesses the effectiveness of derivatives in offsetting changes or cash flows of the hedged items at inception and on an ongoing basis.

Effective January 1, 2004, the Fund also adopted the new recommendations of the CICA regarding asset retirement obligations and the impairment of long lived assets. The Fund's total estimated asset retirement obligations are discounted to estimate the fair value of the obligation and recorded as a liability when the related assets are constructed and commissioned. The fair value increases the value of property plant and equipment and is depleted over the life of the asset. Accretion expense, resulting from the changes in the present value of the liability due to the passage of time are recorded as part of interest and financing costs. The Fund recognizes an impairment loss on a long lived asset when its carrying value exceeds the sum of the undiscounted cash flows and its eventual disposition.

The adoption of these standards has had no impact on the financial statements of the Fund for the three months ended March 31, 2004.

(b) Revenue Recognition

Propane Retailing Business

Revenues from sales are generally recognized at the time of delivery, or when related services are performed. Amounts billed to customers for shipping and handling are classified as revenues, with the related shipping and handling costs included in cost of goods sold. Approximately 50% of Superior Propane's revenues are heating related and 50% are related to economic activities. Propane sales typically peak in the first quarter when approximately one-third of annual propane sales volumes and gross profits are generated due to the demand from heating end use customers. They then decline through the second and third quarters rising seasonally again in the fourth quarter with heating demand. Similarly, propane net working capital levels are typically at seasonally high levels at the end of the first quarter, and normally decline to seasonally low levels in the second and third quarters. Propane net working capital levels are also significantly influenced by wholesale propane prices.

Pulp Chemicals Business

Revenues from chemical sales are recognized as products are shipped. Revenues associated with the construction of chlorine dioxide generators are recognized using the percentage of completion method based on cost incurred compared to total estimated cost.

Natural Gas Retailing Business

Revenues are recognized as gas is delivered to local natural gas distribution companies. Costs associated with balancing the amount of gas used by SEM's customers with the volumes delivered by SEM to the local distribution companies are recognized as period costs.

3. Correction of an Error

The Consolidated Interim Statements of Cash Flows for the three months ended March 31, 2004 and 2003 have been restated. The Fund has determined that it incorrectly classified the impact of foreign currency exchange rates among cash flows from operating activities and cash flows from financing activities, therefore a restatement is required to classify the impact of foreign currency exchange rates to the proper line items. The correction of the error did not impact distributable cash flow, the Consolidated Interim Balance Sheet or the Consolidated Interim Statements of Net Earnings.

The effect of the restatement on the Consolidated Interim Statements of Cash Flows is as follows:

	Three months ended March 31, 2004		
	As Previously Reported	Foreign Currency Adjustment	As Restated Before Effect of Note 4
Cash generated from (used in) operations before changes in non-cash operating working capital	65.3	–	65.3
Decrease (increase) in non-cash operating working capital	30.9	2.2	33.1
Cash flows from operating activities	96.2	2.2	98.4
Cash flows from investing activities	(2.1)	–	(2.1)
Cash flows from financing activities	(94.1)	(2.2)	(96.3)
Change in cash	–	–	–

	Three months ended March 31, 2003		
	As Previously Reported	Foreign Currency Adjustment	As Restated Before Effect of Note 4
Cash generated from (used in) operations before changes in non-cash operating working capital	64.7	–	64.7
Decrease (increase) in non-cash operating working capital	(8.9)	(11.9)	(20.8)
Cash flows from operating activities	55.8	(11.9)	43.9
Cash flows from investing activities	(5.4)	–	(5.4)
Cash flows from financing activities	(50.4)	11.9	(38.5)
Change in cash	–	–	–

4. Change in Accounting Policy

Effective December 2003, the Fund adopted the amendments of the CICA Handbook Section 3860 Financial Instruments. The amendments to this section address the balance sheet presentation of financial instruments as liabilities or equities. This change in accounting policy was applied retroactively and had no impact on the Fund's distributable cash flow for the three months ended March 31, 2004 and 2003.

The effect on the Consolidated Interim Balance Sheets, Consolidated Interim Statements of Net Earnings and Consolidated Interim Statements of Cash Flows are as follows:

Consolidated Interim Balance Sheets

	As of March 31, 2004			As of December 31, 2003
	As Previously Reported	Adjustment	As Restated	As Restated
Intangible assets	51.2	6.7	57.9	59.8
Convertible unsecured subordinated debentures	-	208.7	208.7	233.0
Unitholders capital	1,224.2	(204.8)	1,019.4	993.7
Deficit	(399.8)	2.8	(397.0)	(382.9)

Consolidated Interim Statements of Net Earnings

	Three Months Ended March 31, 2004		
	As Previously Reported	Debenture Interest	As Restated
Net Earnings	41.1	(4.4)	36.7

	Three Months Ended March 31, 2003		
	As Previously Reported	Debenture Interest	As Restated
Net Earnings	36.8	(6.5)	30.3

Consolidated Interim Statements of Cash Flows

	Three Months Ended March 31, 2004			
	As Previously Reported	Currency Adjusment (see Note 3)	Debenture Interest Adjustment	As Restated
Cash flows from operating activities	96.2	2.2	(4.0)	94.4
Cash flows from financing activities	(94.1)	(2.2)	4.0	(92.3)

	Three Months Ended March 31, 2003			
	As Previously Reported	Currency Adjusment (see Note 3)	Debenture Interest Adjustment	As Restated
Cash flows from operating activities	55.8	(11.9)	(6.1)	37.8
Cash flows from financing activities	(50.4)	11.9	6.1	(32.4)

5. Accounts Receivable

Superior sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank, and has accounted for the sale in accordance with the CICA guidelines relating to transfers of receivables. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold under the program fluctuates seasonally with the level of accounts receivable. At March 31, 2004, net proceeds of $125.0 million (December 31, 2003 – $100.0 million) had been received.

6. Unitholders' Equity

Authorized

The Fund may issue an unlimited number of trust units. Each trust unit represents an equal undivided beneficial interest in any distributions from the Fund and in the net assets in the event of termination or wind-up of the Fund. All trust units are of the same class with equal rights and privileges.

	Issued Number of Trust Units (millions)		Equity
Unitholders' Equity, December 31, 2003 (as restated)	**69.4**	**$**	**610.9**
Warrants exercised	0.1		1.1
Conversion of Series 1 Debentures ($6.6 million converted @ $16 per unit)	0.4		6.6
Conversion of Series 2 Debentures ($17.7 million converted @ $20 per unit)	0.9		17.1
Trust unit incentive plan compensation expense	–		0.9
Net earnings	–		36.7
Distributions to unitholders	–		(50.8)
Unitholders' equity, March 31, 2004	**70.8**	**$**	**622.5**

Unitholders' equity consists of the following components at March 31, 2004 and December 31, 2003:

		2004		2003
Unitholders' capital				
Trust unit equity	$	1,012.3	$	987.5
Warrants and conversion feature on convertible debentures		2.4		2.4
Contributed surplus		4.7		3.8
		1,019.4		993.7
Deficit				
Retained earnings from operations		185.8		149.1
Accumulated distributions on trust unit equity		(582.8)		(532.0)
		(397.0)		(382.9)
Currency translation account		0.1		0.1
Unitholders' equity, March 31, 2004	$	622.5	$	610.9

Retained earnings from operations is comprised of cumulative net earnings and prior period adjustments for the adoption of changes in accounting policies.

The weighted average number of trust units used in the calculation of basic net earnings per trust unit and distributable cash flow per trust unit was 70.4 million trust units for the quarter (48.5 million for the comparative period in 2003). The number of trust units used in the calculation of diluted net earnings per trust unit and distributable cash flow per trust unit, was calculated using 85.2 million trust units for the quarter (65.0 million for the comparative period in 2003) and reflects the assumed conversion of all outstanding Series 1 (1.4 million trust units) and Series 2 (9.7 million trust units) Debentures, and the exercise of all trust unit options (0.3 million trust units) and warrants (3.4 million trust units).

7. Convertible Debentures

The Fund has issued two series of Debentures denoted as Series 1 and Series 2 as follows:

	Series 1	Series 2	Total
Maturity date	July 31, 2007	November 1, 2008	
Fixed distribution rate	8%	8%	
Conversion price per trust unit	$16.00	$20.00	
Principal outstanding December 31, 2003	25.6	208.9	234.5
Conversions during 2004	(6.6)	(17.7)	(24.3)
Principal outstanding March 31, 2004	19.0	191.2	210.2
Less unamortized accretion discount			(1.5)
Carrying value			208.7

The Debentures may be converted into trust units at the option of the holder at any time prior to maturity and may be redeemed by the Fund in certain circumstances. The Fund may elect to pay interest and principal upon maturity or redemption by issuing trust units to a trustee in the case of interest payments, and to the Debentureholders in the case

of payment of principal. The number of any trust units issued will be determined based on market prices for the trust units at the time of issuance.

8. Commitments

Superior has entered into long-term forward contracts to sell U.S. dollars in order to hedge U.S. dollar revenues as follows:

		US$	Average Conversion Rate
Remainder of	2004	20.1	1.3941
	2005	47.9	1.3795
	2006	20.2	1.3975
	2007	3.0	1.3496
		91.2	1.3858

9. Business Segments

Superior operates three distinct business segments; the delivery of propane and propane related services and accessories, the Propane Retailing Business; the manufacture and sale of chemicals and related products and services used primarily in the production of bleached pulp, the Pulp Chemicals Business; and the sale of natural gas under fixed price, fixed term contracts, the Natural Gas Retailing Business. Superior's corporate office arranges intersegment foreign exchange contracts from time to time between its business segments. As a result, in the accompanying tables, the elimination of intersegment revenues and cost of sales pertaining to intersegment foreign exchange gains and losses are eliminated under the Corporate cost column.

For the three months ended March 31, 2004	Propane Retailing	Pulp Chemicals	Natural Gas Retailing	Corporate	Total Consolidated
				(Restated - Note 4)	
Revenues	$ 228.5	$ 97.3	$ 50.0	$ (0.2)	$ 375.6
Cost of products sold	137.4	50.7	46.3	(0.2)	234.2
Gross profit	91.1	46.6	3.7	-	141.4
Expenses					
Operating and administrative	45.9	23.7	1.7	1.5	72.8
Depreciation of capital assets	5.5	12.4	-	-	17.9
Amortization of intangible assets	-	1.4	-	-	1.4
Interest on revolving term bank credits and term loans	-	-	-	3.4	3.4
Interest on convertible unsecured subordinated debentures	-	-	-	4.0	4.0
Amortization of convertible debenture issue costs	-	-	-	0.4	0.4
Income tax expense/(recovery) of Superior	14.7	3.5	0.8	(14.2)	4.8
	66.1	41.0	2.5	(4.9)	104.7
Net earnings	25.0	5.6	1.2	4.9	36.7
Add: Depreciation, amortization of capital and intangible assets and deferred convertible debenture issue costs	5.5	13.8	-	0.4	19.7
Trust unit incentive plan expense	-	-	-	0.9	0.9
Future income tax expense/(recovery)	14.4	3.0	0.8	(14.2)	4.0
Less: Maintenance capital expenditures, net	(0.6)	(0.6)	-	-	(1.2)
Distributable cash flow	$ 44.3	$ 21.8	$ 2.0	$ (8.0)	$ 60.1

For the three months ended March 31, 2003	Propane Retailing	Pulp Chemicals	Natural Gas Retailing	Corporate	Total Consolidated
				(Restated - Note 4)	
Revenues	$ 258.6	$ 88.5	$ 26.3	$ -	$ 373.4
Cost of products sold	161.9	47.4	24.9	-	234.2
Gross profit	96.7	41.1	1.4	-	139.2
Expenses					
Operating and administrative	46.0	22.0	0.8	0.5	69.3
Depreciation of capital assets	6.4	10.7	-	-	17.1
Amortization of intangible assets	-	1.6	-	-	1.6
Interest on revolving term bank credits and term loans	-	-	-	4.1	4.1
Interest on convertible unsecured subordinated debentures	-	-	-	6.1	6.1
Amortization of convertible debenture issue costs	-	-	-	0.4	0.4
Income tax expense/(recovery) of Superior	16.7	2.9	0.2	(9.5)	10.3
	69.1	37.2	1.0	1.6	108.9
Net earnings	27.6	3.9	0.4	(1.6)	30.3
Add: Depreciation, amortization of capital and intangible assets and convertible debenture issue costs	6.4	12.3	-	0.4	19.1
Future income tax expense/(recovery)	16.4	2.4	0.2	(9.5)	9.5
Less: Maintenance capital expenditures, net	(0.2)	(1.0)	-	-	(1.2)
Trust unit incentive plan recovery	-	-	-	(0.3)	(0.3)
Distributable cash flow	$ 50.2	$ 17.6	$ 0.6	$ (11.0)	$ 57.4

	Propane Retailing	Pulp Chemicals	Natural Gas Retailing	Corporate	Total Consolidated
Total assets as of March 31, 2004	$ 554.7	$ 806.1	$ 18.1	$ 6.7	$ 1,385.6
Total assets as of December 31, 2003	$ 592.6	$ 826.6	$ 16.4	$ 8.1	$ 1,443.7
Other net capital expenditures for the three months ended March 31, 2004	$ -	$ 0.9	$ -	$ -	$ 0.9
Other net capital expenditures for the three months ended March 31, 2003	$ 0.4	$ 3.8	$ -	$ -	$ 4.2

Geographic Information	Canada	United States	Other	Total Consolidated
Revenues for the three months ended March 31, 2004	$ 323.5	$ 41.2	$ 10.9	$ 375.6
Capital assets as of March 31, 2004	$ 688.1	$ 79.9	$ -	$ 768.0
Total assets as of March 31, 2004	$ 1,282.8	$ 102.8	$ -	$ 1,385.6
Revenues for the three months ended March 31, 2003	$ 327.4	$ 40.6	$ 5.4	$ 373.4
Capital assets as of December 31, 2003	$ 701.4	$ 80.3	$ -	$ 781.7
Total assets as of December 31, 2003	$ 1,351.2	$ 92.5	$ -	$ 1,443.7

10. Comparative Figures

Certain reclassifications of prior period amounts have been made to conform to current period presentations.

Superior Plus
Income Fund

2

2004 Second Quarter Release
(Restated)
and August 2004
Cash Distribution Notice

TSX: SPF.UN *August 11, 2004 – Restated November 10, 2004*

Q2 Highlights

- **Q2 Distributable Cash Flow per trust unit up by 13% over prior year period.**
- **Business diversification advanced with $105.1 million acquisition of Winroc, a North American distributor of walls and ceilings construction products.**
- **Monthly distributions increased by 5% to $0.20 ($2.40 on an annualized basis) per trust unit, effective with the August distribution payable in September.**

Distributable Cash Flow Per Trust Unit



$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$1.15
$1.24
$1.34
$1.38
$1.58
$1.71
$2.45(1)
$1.28
1997
1998
1999
2000
2001
2002
2003
2004 Q1-Q2

(1) One time Management Internalization timing effect

(millions of dollars, except per trust unit amounts)	Three Months Ended June 30 2004	2003	Six Months Ended June 30 2004	2003
Financial				
Operating distributable cash flow				
Superior Propane	**$14.9**	$13.5	**$59.2**	$63.7
ERCO Worldwide	**22.4**	17.3	**44.2**	34.9
Winroc	**1.4**	--	**1.4**	--
Superior Energy Management	**1.7**	1.0	**3.7**	1.6
	40.4	31.8	**108.5**	100.2
Corporate costs	**(1.8)**	(0.3)	**(2.4)**	(1.1)
Interest	**(7.3)**	(10.3)	**(14.7)**	(20.5)
Distributable cash flow (see Note 1 to the Interim Consolidated Financial Statements)	**$31.3**	$21.2	**$91.4**	$78.6
Distributable cash flow per trust unit outstanding	**$0.43**	$0.38	**$1.28**	$1.52
Average number of trust units outstanding (millions)	**72.2**	55.2	**71.3**	51.9
Operating				
Litres of propane sold (millions of litres)	**302**	318	**816**	860
Propane sales margin (cents per litre)	**16.5**	15.6	**16.0**	15.9
Total chemical sales (thousands of metric tonnes "MT")	**161**	132	**315**	271
Average chemical selling price (dollar per MT)	**573**	577	**570**	583
Gigajoules ("GJ") of natural gas sold (millions)	**7**	5	**13**	9
Natural gas sales margin (cents per GJ)	**48.3**	40.0	**52.3**	39.1

- **Improved margin and other service performance elevate Superior Propane's results.**
- **ERCO Worldwide results benefit from Albchem operations, acquired in Q4 of 2003.**
- **Winroc, acquired on June 11, 2004, contributes $1.4 million of operating distributable cash flow.**
- **Superior Energy Management continues profitable growth of natural gas retailing business.**
- **Lower interest reflects impact of 2003 equity financings and debenture conversions.**
- **As expected, year-to-date distributable cash flow on a per trust unit basis was impacted by a 37% increase in the average number of trust units outstanding due to the timing impact in 2003 of equity financings and the management internalization. In the second quarter and over the remainder of 2004, comparisons with the prior 2003 period will normalize as the prior year average number of trust units outstanding reflect these transactions.**

Forward Looking Statements

Except for the historical and present factual information, certain statements contained herein are forward-looking. Such forward-looking statements are not guarantees of future performance and involve a number of known and unknown risks and uncertainties which may cause the actual results of Superior Plus Income Fund (the "Fund") or Superior Plus Inc. ("Superior") in future periods to differ materially from any projections expressed or implied by such forward-looking statements and therefore should not be unduly relied upon. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.

Distributable Cash Flow

Distributable cash flow of the Fund available for distribution to Unitholders, is equal to the cash flow from operations before changes in net working capital, after provision for maintenance capital expenditures. See Note 1 to the interim consolidated financial statements for the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund, Superior and its operating divisions. Readers are cautioned that distributable cash flow is not a defined performance measure under Generally Accepted Accounting Principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions over the course of the year. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before corporate and Fund expenses, interest expense and distributions on the Debentures. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.

Cash Distribution Notice

The Fund announced today a 5% increase to its regular monthly cash distribution effective for the month of August 2004 to $0.20 (20 cents) per trust unit, payable on September 15, 2004, to unitholders of record at the close of business on August 31, 2004. This represents the second increase for a total of 8% since July of this year and brings the annualized distribution rate to $2.40 per trust unit. The ex-distribution date will be August 27, 2004. For income tax purposes, the cash distribution of $0.20 per trust unit is considered to be a dividend of $0.0524 and other income of $0.1476 per trust unit. A cash distribution summary since inception of the Fund, together with tax information, is posted on our website at www.superiorplus.com.

Management's Discussion and Analysis of 2004 Second Quarter Results

The following should be read in conjunction with the Fund's Consolidated Interim Financial Statements (as restated) contained herein, along with the Management Discussion and Analysis and Consolidated Financial Statements for the year ended December 31, 2003 (as restated), and the Fund's First Quarter Report for the period ended March 31, 2004 (as restated).

As further described in Note 3 to the Consolidated Interim Financial Statements, the Fund has determined that certain adjustments are required to restate the Consolidated Interim Statements of Cash Flows for the three and six month periods ended June 30, 2004 and 2003. Superior has determined that it incorrectly classified the impact of foreign currency exchange rate changes among cash flows from operating activities and cash flow from financing activities. The restatements increased net cash provided by operating activities and decreased cash flows from financing activities by $2.2 million and $4.4 million, for the three and six month periods ended June 30, 2004. The restatements decreased net cash provided by operating activities and increased cash flow from financing activities by $15.6 million and $27.5 million for the three and six month periods ended June 30, 2003. The restatements had no effect on distributable

cash flow, the Consolidated Interim Statements of Loss and Deficit, or the Consolidated Interim Balance Sheet.

As further described in Note 4 to the Consolidated Interim Financial Statements, the Fund, effective December 2003, retroactively adopted the amendments to the CICA Handbook relating to its accounting for its convertible unsecured subordinated debentures (the "Debentures"), a financial instrument that may be settled at the issuer's option in cash or its own equity instruments and has accordingly restated its consolidated interim financial statements. The revised accounting standard requires that such financial instruments be classified as a liability with the related interest costs expensed as incurred and the related issue costs amortized over the term of the liability. In addition, a portion of the financial instrument relating to the conversion feature will be classified as an equity component resulting in the carrying value of the financial instrument being less than its face value. This change in accounting results in a reduction to the Fund's Unitholders' Capital offset by a liability and a deferred charge on the balance sheet as well as the expensing of interest charges through the statement of earnings (loss) rather than being charged directly to the Unitholders' deficit. Distributable cash flow is unaffected by the adoption of this accounting policy.

Second Quarter and Year to Date Results

Second quarter distributable cash flow reached $31.3 million, an increase of $10.1 million (48%) over the prior year quarter as operating distributable cash flow improved from all businesses by a total of $8.6 million. The acquisition of the Albchem Holdings Ltd. ("Albchem") pulp chemicals business on October 1, 2003 was the principal contributor to ERCO Worldwide's $5.1 million improvement in results. The acquisition of The Winroc Corporation and related entities ("Winroc") on June 11, 2004, contributed $1.4 million of operating distributable cash flow. Improved operating performance at Superior Propane and continued profitable growth of Superior Energy Management's natural gas retailing business contributed the balance. The remaining $1.5 million increase in distributable cash flow was due to lower interest, partially offset by increased corporate costs.

Distributable cash flow per trust unit reached $0.43 in the second quarter, an increase of $0.05 per trust unit or 13% over the prior year period, as the 48% increase in distributable cash flow was partially offset by a 31% increase in the weighted average number of trust units outstanding. The comparison of distributable cash flow per trust unit to the prior year period was not significantly impacted by the timing of equity financings and the management internalization in 2003.

Distributable cash flow for the six month period ended June 30, 2004 reached $91.4 million, an increase of $12.8 million (16%) over the prior year period. Operating distributable cash flow increased by $8.3 million as contributions from the acquisitions of the Albchem and Winroc, and organic growth at Superior Energy Management was partially offset by soft first quarter 2004 results at Superior Propane. Interest expense decreased by $5.8 million over the prior year period due to the refinancing of the ERCO Worldwide acquisition credit facility from proceeds of the June 2003 trust unit offering and Debenture conversions. Corporate expenses increased by $1.3 million over the prior year period due to higher compensation, governance and occupancy costs. Distributable cash flow per trust unit was $1.28, down $0.24 per trust unit (16%) from the prior year period due to the timing impact in 2003 of equity financings and the management internalization as follows:

$1.52	Six months ended June 30, 2003 distributable cash flow per trust unit outstanding.
(0.14)	Impact of issuance of 7.3 million trust units on May 8, 2003 resulting from the internalization of management agreements. No management incentive fee expense was recorded in 2003.
(0.10)	Refinancing of ERCO Worldwide acquisition credit facility with issuance of 4.5 million trust units in June 2003 and the conversion of $128.7 million Debentures into 6.9 million trust units since June 30, 2003.
$1.28	Six months ended June 30, 2004 distributable cash flow per trust unit outstanding.

Distributable cash flow on a per trust unit basis is expected to continue to normalize over the remainder of 2004 as the impact of the issuance of trust units to finance the internalization of management agreements and refinancing of the ERCO Worldwide acquisition credit facility become included in the prior year results.

Net earnings for the three months and six months ended June 30, 2004 were $21.1 million and $57.8 million respectively, compared to a net loss of $88.1 million and $57.8 million respectively, in the comparable prior year periods. Prior year period results were reduced by the one time management internalization cost of $141.3 million ($92.5 million after tax) which was excluded from distributable cash flow, due to the transaction's accretive nature. Second quarter 2004 earnings include $2.6 million of management retention bonuses, which were in turn paid to Superior to repay trust unit purchase loans issued as part of the management internalization. These costs have been excluded from the calculation of distributable cash flow, consistent with the accounting for the management internalization costs in 2003. The remaining improvement in earnings is due to the same reasons distributable cash flow has increased.

Operating Results - Superior Propane

Condensed operating results for the propane retailing business for the three and six months ended June 30, 2004 and 2003, are provided in the following table:

	Three Months Ended June 30				Six Months Ended June 30			
(millions of dollars except per litre amounts)	**2004**		2003		**2004**		2003	
Gross Profit		**¢/litre**		¢/litre		**¢/litre**		¢/litre
Propane sales	**49.7**	**16.5**	49.4	15.6	**130.9**	**16.0**	136.5	15.9
Other services	**9.4**	**3.1**	7.3	2.3	**19.3**	**2.3**	16.9	1.9
Total Gross Profit	**59.1**	**19.6**	56.7	17.9	**150.2**	**18.3**	153.4	17.8
Less:								
Cash operating, admin & cash tax costs	**(43.1)**	**(14.3)**	(42.4)	(13.3)	**(89.3)**	**(11.0)**	(88.7)	(10.3)
Cash generated from operations before changes in net working capital	**16.0**	**5.3**	14.3	4.6	**60.9**	**7.3**	64.7	7.5
Maintenance capital expenditures, net	**(1.1)**	**(0.4)**	(0.8)	(0.3)	**(1.7)**	**(0.2)**	(1.0)	(0.1)
Operating distributable cash flow	**14.9**	**4.9**	13.5	4.3	**59.2**	**7.1**	63.7	7.4
Propane volumes sold *(millions of litres)*	**301.5**		317.7		**815.9**		859.5	

Operating distributable cash flow for Superior Propane was $14.9 million, an increase of $1.4 million (10%) from the 2003 second quarter. Improved sales margins, other service revenue and propane inventory storage losses in the prior year period, were partially offset by lower propane sales volumes.

Gross profit of $59.1 million was $2.4 million higher than the prior year period. Propane sales gross profit of $49.7 million was comparable to the prior year period, as a 6% improvement in sales margins was offset by a 5% decline in overall sales volumes due to heating and auto end use markets. Average temperatures across Canada were consistent with the prior year period but 3% warmer than the last 5 year average for the comparable period. Improved margins were realized in the industrial and auto end use markets. Compared to the 2004 first quarter, propane sales volumes declined by 41%, similar to prior year experience, due to the seasonal decline in space heating demand. Other services gross profit of $9.4 million was $2.1 million higher than the prior year period due to improved service and equipment rental performance and a $0.9 million propane inventory storage loss incurred in the prior year period.

Volume and Gross Profit by End Use Market Segment

End Use Applications:	Three Months Ended June 30 2004 Volume(1)	Gross Profit(2)	2003 Volume(1)	Gross Profit(2)	Six Months Ended June 30 2004 Volume(1)	Gross Profit(2)	2003 Volume(1)	Gross Profit(2)
Residential	27.5	10.0	29.8	10.5	107.5	34.8	116.0	39.3
Commercial	57.5	12.2	62.1	13.1	188.0	36.6	198.7	42.9
Agricultural	13.6	1.4	14.5	1.5	49.0	5.0	52.0	6.6
Industrial	145.3	18.7	146.1	16.8	368.8	42.1	373.5	37.6
Automotive	57.6	7.4	65.2	7.5	102.6	12.4	119.3	10.1
Other Services	–	9.4	–	7.3	–	19.3	–	16.9
	301.5	59.1	317.7	56.7	815.9	150.2	859.5	153.4
Average Margin(3)	16.5		15.6		16.0		15.9	

Volume and Gross Profit by Region

Regions:	Three Months Ended June 30 2004 Volume(1)	Gross Profit(2)	2003 Volume(1)	Gross Profit(2)	Six Months Ended June 30 2004 Volume(1)	Gross Profit(2)	2003 Volume(1)	Gross Profit(2)
Atlantic	24.6	6.1	25.0	6.5	63.0	16.9	65.1	16.9
Quebec	51.7	10.5	57.7	9.5	142.6	26.3	153.4	26.4
Ontario	68.1	13.9	76.4	15.6	191.3	42.3	215.1	46.0
Sask/Man	38.2	5.4	33.3	4.4	117.6	15.2	117.8	14.0
AB/NWT/YK	68.5	14.1	70.7	11.0	185.2	28.7	188.0	29.9
BC	50.4	9.1	54.6	9.7	116.2	20.8	120.1	20.2
	301.5	59.1	317.7	56.7	815.9	150.2	859.5	153.4
Average Margin(3)	16.5		15.6		16.0		15.9	

(1) Volume of propane sold (millions of litres) (2) Millions of dollars (3) Average propane sale margin (cents per litre)

Cash operating, administrative and capital tax costs of $43.1 million were $0.7 million (2%) higher than the prior year period. Steps were taken during the quarter to improve cost performance resulting in a 7% reduction in employees. This initiative is expected to result in improved performance over the remainder of 2004. Net maintenance capital spending was slightly increased from the prior year period and is expected to be approximately $5 million for the 2004 year.

During the second quarter, Superior Propane's president left the organization. Geoff Mackey, President and CEO of Superior Plus has re-assumed the role of president of the propane division on an interim basis until mid-September. At that time, Mr. David Eastin will be joining Superior Propane as president. Mr. Eastin is the former Senior Vice-President and Chief Operating Officer of Suburban Propane Partners, L.P., a leading propane retailer in the United States. He has strong management skills, with 24 years experience spanning all aspects of the propane retailing business.

ERCO Worldwide

Condensed operating results for the pulp chemicals business for the three and six month periods ended June 30, 2004 and 2003 are provided below:

(millions of dollars except per metric tonne amounts)	Three Months Ended June 30 2004		2003		Six Months Ended June 30 2004		2003	
Revenue		$ per MT		$ per MT		$ per MT		$ per MT
Chemical	92.3	573	76.0	577	179.6	570	157.8	583
Technology	6.3	39	7.7	58	16.3	52	14.4	53
Cost of Sales								
Chemical	(47.9)	(298)	(40.0)	(304)	(91.9)	(292)	(84.9)	(313)
Technology	(1.9)	(11)	(2.4)	(18)	(8.6)	(27)	(4.9)	(18)
Gross Profit	48.8	303	41.3	313	95.4	303	82.4	305
Less: Cash operating, admin & cash tax costs	(24.7)	(153)	(21.9)	(166)	(48.9)	(155)	(44.4)	(164)
Cash generated from operations before changes in net working capital	24.1	150	19.4	147	46.5	148	38.0	141
Maintenance capital expenditures	(1.7)	(11)	(2.1)	(16)	(2.3)	(7)	(3.1)	(11)
Operating distributable cash flow	22.4	139	17.3	131	44.2	141	34.9	130
Chemical volumes sold (thousands of metric tonnes)	161.0		131.7		315.0		271.0	

ERCO Worldwide's operating distributable cash flow for the second quarter was $22.4 million, an increase of $5.1 million over the prior year period, due principally to the acquisition of Albchem in the fourth quarter of 2003.

Chemical revenues of $92.3 million increased by 21% over the prior year period driven by a 22% increase in sales volumes due to the acquisition of Albchem. This contributed a $7.9 million increase in gross profit. Average realized selling prices were marginally lower than the prior year period, as price increases and the impact of Superior's foreign exchange hedging program substantially offset the impact of the year over year appreciation of the Canadian dollar on United States dollar denominated sales. See "Corporate" for more details on foreign exchange hedging positions. Cost of sales declined by 2% to $298/tonne, contributing $0.6 million to gross profit due to production efficiency gains realized from the cell replacement project and lower raw material costs. Technology gross profit of $4.4 million declined by $0.9 million over the prior year period due to royalty license expirations in the normal course.

Cash operating, administrative and tax costs were $24.7 million, an increase of $2.8 million (13%) over the prior year period due to the addition of the two acquired Albchem sodium chlorate plants. Maintenance capital expenditures of $1.7 million in the second quarter were comparable to the prior year period and are anticipated to be in the $8 million to $9 million range for the 2004 year.

Growth capital expenditures on the 5 year cell replacement program were $0.9 million during the quarter ($9.7 million cumulatively). The remaining estimated cost to complete the program is $10 million over the next 2 years. The cell replacement program is considered to be growth capital in nature as the project will improve the overall efficiency of the business. Accordingly, cell replacement costs have been included in "other capital expenditures" on the Consolidated Statement of Cash Flows and have been excluded from the distributable cash flow calculation.

Winroc

Superior purchased Winroc, a North American walls and ceilings construction products distribution business effective June 11, 2004 on a debt free basis, for cash consideration of $105.1 million, including transaction costs. The acquisition of Winroc provides Superior with further business diversification and an additional platform for value growth. Winroc is a strong and well established margin based distribution service business with characteristics similar to that of Superior Propane and meets Superior's acquisition criteria and objectives. The accounting for the acquisition is more fully described in Note 5 to the Consolidated Interim Financial Statements.

Winroc contributed $1.4 million of operating distributable cash flow to Superior's second quarter results during the 20 day period since its acquisition, consistent with expectations. Condensed operating results for Winroc for the six month periods ended June 30, 2004 and 2003 are provided below for comparison purposes.

(millions of dollars)	**20 Days Ended June 30, 2004**	Six Months Ended June 30 2004 (unaudited)	Six Months Ended June 30 2003 (unaudited)
Distribution sales gross profit	**4.6**	37.6	30.2
Direct sales gross profit	**0.3**	2.1	1.5
Gross Profit	**4.9**	39.7	31.7
Less: Cash operating, admin & cash tax costs	**(3.1)**	(27.7)	(23.7)
Cash generated from operations before changes in net working capital	**1.8**	12.0	8.0
Capital expenditures, net	**(0.4)**	(4.8)	(4.9)
Operating distributable cash flow	**1.4**	7.2	3.1

Operating distributable cash flow for the six month period ended June 30, 2004 was more than double the prior year period due to higher sales volumes at existing distribution branches and the addition of three new branch locations. Sales volumes were particularly strong in the United States, driven by robust new home construction activity. Capital expenditures were approximately double the level of expected ongoing maintenance capital requirements due to the start up of new branches and purchase of additional equipment to support anticipated increases in distribution volumes. Annual maintenance capital expenditures on a go forward basis are anticipated to be in the $4 million to $6 million range.

Superior Energy Management ("SEM")

Condensed operating results from SEM's natural gas retailing business for the three and six month periods ended June 30, 2004 and 2003, are provided below:

(millions of dollars except per GJ amounts)	**Three Months Ended June 30 2004**		2003		**Six Months Ended June 30 2004**		2003	
		¢ per GJ		¢ per GJ		**¢ per GJ**		¢ per GJ
Gross profit	**3.2**	**48.3**	2.0	40.0	**6.9**	**52.3**	3.4	39.1
Cash operating, admin. & selling costs	**(1.5)**	**(23.2)**	(1.0)	(20.0)	**(3.2)**	**(24.1)**	(1.8)	(20.8)
Operating distributable cash flow	**1.7**	**25.1**	1.0	20.0	**3.7**	**28.2**	1.6	18.3
Gigajoules of natural gas sold (millions)	**6.9**		5.0		**13.3**		8.7	

SEM generated $1.7 million of operating distributable cash flow in the second quarter, an increase of $0.7 million over the prior year period. Gross profit reached $3.2 million, up $1.2 million (60%) over the prior year period, driven by a 38% increase in sales volumes and a 20% increase in sales margins. SEM continued to grow its residential, commercial and light industrial customer base in Ontario and Quebec. Sales volumes reached 6.9 gigajoules ("GJ") during the second quarter, up 6% over first quarter 2004 levels. The majority of new sales contracts entered into during the second quarter were for a 5 year term, increasing the average remaining term of SEM's sales contracts to approximately 33 months, an increase of 50% over the 2003 year end average. Sales margins in the second quarter at 48.3 cents/GJ, were significantly higher than in the prior year period, as customer contracts acquired in the fourth quarter of 2002 from a third party at no margin, were renewed at normal commercial margins throughout 2003. Expenses of $1.5 million increased $0.5 million over the prior year period, in support of increased activity levels.

Corporate

Approximately 89%, 79%, 39% and 9% of Superior's estimated net US dollar cash flows for the remainder of 2004, 2005, 2006 and 2007 respectively, have been hedged (See Note 10 to the Consolidated Interim Financial Statements).

Cash corporate expenses were $1.8 million, an increase of $1.5 million over the prior year period due to increased compensation, governance and occupancy costs. Cash taxes were limited to federal and provincial capital taxes of $0.9 million, similar to prior year period levels, as income taxes were fully deferred. Capital taxes have been allocated to Superior's four business segments based on net taxable capital deployed.

Interest expense on revolving term bank credits and term loans decreased by $0.6 million to $3.6 million, as the impact of lower floating interest rates in 2004 was only partially offset by the issuance of higher cost 10-year average life debt in the fourth quarter of 2003, which was used to repay the ERCO Worldwide acquisition credit facility.

Interest on the Series 1 and Series 2 Debentures totalled $3.7 million, a decrease of $2.4 million from the prior year period due to the conversion of $128.7 million of Debentures into 6.9 million trust units since June 30, 2003. During the second quarter, there were $34.3 million of Debenture conversions into 1.7 million trust units. Conversions of Debentures have accelerated over the last twelve month period in response to the 21% increase in the trust unit trading price since June 30, 2003.

The weighted average number of trust units outstanding in the second quarter was 72.2 million trust units, an increase of 17.0 million trust units (31%) over the prior year period. In addition to the Debenture conversions described above, the average number of trust units outstanding increased due to the issue of 0.4 million trust units in 2004 (0.3 million in the second quarter) related to the exercise of trust unit warrants issued as part of the management internalization transaction, the issue of 4.85 million trust units in August 2003 to partially fund the Albchem acquisition, the issue of 4.5 million trust units in June 2003 to partially finance the December 2002 acquisition of ERCO Worldwide, and the issue of 7.3 million trust units in May 2003 as part of the consideration for the management internalization transaction.

Liquidity and Capital Resources

As at June 30, 2004, current and long term revolving term bank credits and term loans totalled $389.3 million, an increase of $71.5 million over 2003 year end levels due to financing the $105.1 million Winroc acquisition in the second quarter, offset by $7.2 million of proceeds realized from the exercise of trust unit warrants, and seasonal reductions in Superior Propane's net working capital. Excluding the addition of Winroc's net working capital, Superior's net working capital requirements decreased in the second quarter by $15.4 million (YTD - $48.5 million). Superior Propane's working capital requirements peak seasonally in the first quarter and then decline through the second and third quarters before building again in the fourth quarter, consistent with the demand profile of its heating end use customers. Superior's revolving trade accounts receivable sales program is used to finance a portion of its working capital requirements and represents an off-balance sheet obligation. Proceeds from the sale of accounts receivable reduced seasonally during the second quarter by $39.4 million to $85.6 million as at June 30, 2004 (June 30, 2003 - $89.9 million).

Superior continues to enjoy a strong balance sheet as senior debt (including off-balance sheet accounts receivable sales program amounts) at June 30, 2004 was 2.0 times earnings before interest, taxes depreciation and amortization for the last 12 month period (including the Winroc and Albchem acquisitions on a pro forma basis) as calculated in accordance with its debt covenants.

New Accounting Policies

In addition to the retroactive adoption of amendments to the CICA Handbook relating to the Fund's accounting for its convertible debentures as previously described in this Management Discussion and Analysis, the following new accounting pronouncements effect the Fund:

Effective January 1, 2004, the Fund adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") regarding asset retirement obligations and the impairment of long-lived assets. The new standard for asset retirement obligations changes the method of estimating and accounting for future site restoration costs. Total estimated asset retirement obligations are discounted to estimate the fair value of the obligation and recorded as a liability when the related assets are constructed and commissioned. The fair value of the obligation increases the value of property, plant and equipment and is depleted over the life of the asset. Accretion expense, resulting from the changes in the present value of the liability due to the passage of time is recorded as part of interest and financing costs. The impairment of long-lived assets recommendations provides guidance on the recognition, measurement and disclosure of impairment of long-lived assets. There is a requirement to recognize an impairment loss for a long-lived asset when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The adoption of these standards has no impact on the financial statements of the Fund as there are no obligations that meet the asset retirement obligation requirements, nor were there indications of impairment of long-lived assets.

The CICA modified Accounting Guideline 13 ("AcG - 13") "Hedging relationships", effective January 1, 2004, to clarify circumstances where hedge accounting is appropriate. In addition, the CICA simultaneously amended EIC 128, "Accounting for Trading, Speculative or Non Trading derivative Financial Instruments" to require that all derivative instruments that do not qualify as a hedge under AcG - 13, or are not designated as a hedge, be recorded on the balance sheet as either an asset or a liability with the changes in fair value recognized in earnings.

The Fund uses derivative instruments to reduce its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates. The Fund formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Fund also formally assesses, both at the hedge's inception and on an ongoing basis, the effectiveness of derivatives in offsetting changes in fair values or cash flows of hedged items.

Realized and unrealized gains and losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity are deferred on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized.

For transactions that do not qualify for hedge accounting, the Fund applies the fair value method of accounting by recording a derivative asset or liability on the balance sheet and recognizing changes in the fair value of the instruments in the current period income statement. The adoption of the new accounting guideline had no impact on the calculation of net earnings or distributable cash flow for the three and six months ended June 30, 2004.

Quarterly Financial and Operating Information

(millions of dollars except per trust unit amounts)	2004 Quarters		2003 Quarters				2002 Quarters	
	First	Second	First	Second[2]	Third	Fourth	Third	Fourth
Propane sales volumes (millions of litres)	514	302	542	318	298	467	317	495
Chemical sales volumes (thousands of metric tonnes)	155	161	139	132	138	165	-	17
Natural gas sales volumes (millions of GJs)	7	7	4	5	6	6	-	2
Gross profit	141.4	116.0	139.2	100.0	95.0	137.5	54.1	87.8
Net earnings/(loss)	36.7	21.1	30.3	(88.1)	11.5	26.7	4.3	16.9
Per basic trust unit	$0.52	$0.29	$0.62	$(1.60)	$0.18	$0.39	$0.09	$0.35
Per diluted trust unit	$0.49	$0.29	$0.56	$(1.60)	$0.18	$0.39	$0.09	$0.34
Distributable cash flow	60.1	31.3	57.4	21.2	17.8	49.0	11.5	24.6
Per basic trust unit	$0.85	$0.43	$1.18	$0.38	$0.27	$0.71	$0.24	$0.51
Per diluted trust unit	$0.76	$0.42	$0.98	$0.38	$0.27	$0.66	$0.24	$0.51
Net working capital [1]	(3.8)	36.2	60.5	26.4	32.5	36.9	34.4	54.0

(1) Net working capital reflects amounts as at the quarter end and is comprised of accounts receivable and inventories, less accounts payable and accrued liabilities.

(2) Second quarter 2003 results include a one time expense of $141.3 million ($92.5 million after tax) related to the internalization of management. See Note 7 to the Consolidated Interim Financial Statements.

Outlook

With the acquisition of Winroc, distributable cash flow per trust unit for 2004 is now anticipated to exceed the $2.34 generated in 2003, after adjusting for the one-time impact of the issue of units resulting from the internalization of the management agreements in 2003. Excluding Winroc, increased distributable cash flow is expected from a full year's contribution from ERCO Worldwide's acquisition of Albchem and continued profitable growth by Superior Energy Management, offset by soft first quarter 2004 results from Superior Propane and the dilutive impact of the continued conversion of the Fund's Debentures into trust units.

Anticipated operating distributable cash flow contributions for 2004, including Winroc on a pro forma basis, are as follows:

Superior Propane	50%	ERCO Worldwide	40%
Winroc	7%	Superior Energy Management	3%

Over the longer term, the Fund plans to continue its disciplined diversification strategy by taking advantage of profitable growth opportunities within each division and to acquire other businesses that have risk profiles appropriate for an income fund structure. Acquisitions must be accretive to unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

For more information about Superior, visit our website at: www.superiorplus.com or contact:

Mark Schweitzer Executive Vice-President Corporate Development and Chief Financial Officer
E-mail: mschweitzer@superiorplus.com Phone: (403) 218-2952 / Fax: (403) 218-2973

Theresia Reisch Manager, Investor Relations and Corporate Secretary
E-mail: treisch@superiorplus.com Phone: (403) 218-2953 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Analyst Conference Call: Superior Plus will be conducting a conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2004 Second Quarter Results at 10:00 a.m. EST (8:00 a.m. MST) on Thursday, August 12, 2004. Callers may participate by dialing: 1-800-814-3911. A recording of the call will be available for replay until midnight, August 19, 2004 by dialing: 877-289-8525 and entering pass code 21054525 followed by the # key.

Internet users can listen to the call live, or as an archived call, on Superior's website at: www.superiorplus.com under the "Events and Presentations" section.

SUPERIOR PLUS INCOME FUND
Consolidated Balance Sheets

(millions of dollars)	June 30 2004	December 31 2003
	(unaudited) (restated – Note 4)	(audited) (restated – Note 4)
Assets		
Current Assets		
Accounts receivable (Note 6)	**122.3**	96.8
Inventories	**88.8**	57.7
	211.1	154.5
Capital assets	**775.5**	781.7
Intangible assets	**55.8**	59.8
Goodwill	**501.0**	447.7
	1,543.4	1,443.7
Liabilities and Unitholders' Equity		
Current Liabilities		
Current portion of revolving term bank credits and term loans	**27.7**	–
Accounts payable and accrued liabilities	**174.9**	117.6
Distributions and interest payable to unitholders and debentureholders	**16.2**	15.8
	218.8	133.4
Revolving term bank credits and term loans	**361.6**	317.8
Convertible unsecured subordinated debentures (Note 9)	**174.4**	233.0
Future employee benefits	**21.6**	23.4
Future income taxes	**123.1**	125.2
Total Liabilities	**899.5**	832.8
Unitholders' Equity		
Unitholders' capital (Note 8)	**1,059.9**	993.7
Deficit (Note 8)	**(415.9)**	(382.9)
Currency translation account	**(0.1)**	0.1
Total Unitholders' Equity	**643.9**	610.9
	1,543.4	1,443.7

Consolidated Statements of Earnings (Loss) and Deficits
(Restated – Note 4)

(unaudited, in millions of dollars except for trust unit amounts)	Three Months Ended June 30 2004	Three Months Ended June 30 2003	Six Months Ended June 30 2004	Six Months Ended June 30 2003
Revenues	**310.6**	261.2	**686.2**	634.6
Cost of products sold	**194.6**	161.2	**428.8**	395.4
Gross profit	**116.0**	100.0	**257.4**	239.2
Expenses				
Operating and administrative	**71.6**	66.1	**144.4**	135.1
Depreciation of capital assets	**16.6**	16.4	**34.5**	33.5
Amortization of intangible assets	**1.4**	1.7	**2.8**	3.3
Management internalization and retention costs (Note 7)	**2.6**	141.0	**2.6**	141.3
Interest on revolving term bank credits and term loans	**3.6**	4.2	**7.0**	8.3
Interest on convertible unsecured subordinated debentures	**3.7**	6.1	**7.7**	12.2
Amortization of convertible debenture issue costs	**0.4**	0.5	**0.8**	0.9
Income tax recovery of Superior	**(5.0)**	(47.9)	**(0.2)**	(37.6)
	94.9	188.1	**199.6**	297.0
Net Earnings (Loss)	**21.1**	(88.1)	**57.8**	(57.8)
Deficit, Beginning of Period	**(397.0)**	(234.6)	**(382.9)**	(229.9)
Net earnings (loss)	**21.1**	(88.1)	**57.8**	(57.8)
Distributions to unitholders	**(40.0)**	(28.2)	**(90.8)**	(63.2)
Deficit, End of Period	**(415.9)**	(350.9)	**(415.9)**	(350.9)
Net earnings (loss) per trust unit, basic (Note 8)	**$0.29**	$(1.60)	**$0.81**	$(1.11)
Net earnings (loss) per trust unit, diluted (Note 8)	**$0.29**	$(1.60)	**$0.78**	$(1.11)

SUPERIOR PLUS INCOME FUND
Consolidated Statements of Cash Flows
(Restated – Note 3 and 4)

(unaudited, in millions of dollars except per trust unit amounts)	Three Months Ended June 30 2004	Three Months Ended June 30 2003	Six Months Ended June 30 2004	Six Months Ended June 30 2003
Operating Activities				
Net earnings (loss)	**21.1**	(88.1)	**57.8**	(57.8)
Items not involving cash:				
Depreciation and amortization of capital, intangible assets and deferred convertible debenture issue costs	**18.4**	18.6	**38.1**	37.7
Trust unit incentive plan compensation expense/(recoveries)	**(1.7)**	1.0	**(0.8)**	0.7
Future income tax recoveries	**(5.9)**	(48.7)	**(1.9)**	(39.2)
Cash generated from/(used in) operations before changes in working capital	**31.9**	(117.2)	**93.2**	(58.6)
Decrease in non-cash operating working capital items	**15.4**	32.7	**48.5**	11.9
Cash flows from operating activities	**47.3**	(84.5)	**141.7**	(46.7)
Investing Activities				
Maintenance capital expenditures, net	**(3.2)**	(2.9)	**(4.4)**	(4.1)
Other capital expenditures, net	**(1.3)**	(0.5)	**(2.2)**	(4.7)
Acquisition of Winroc (Note 5)	**(105.1)**	–	**(105.1)**	–
Cash flows from investing activities	**(109.6)**	(3.4)	**(111.7)**	(8.8)
Financing Activities				
Proceeds from exercise of warrants	**6.1**	–	**7.2**	–
Issue of trust units and warrants in consideration of management internalization (Note 7)	**2.6**	138.8	**2.6**	138.8
Issue of 4.5 million trust units to refinance ERCO Worldwide	–	89.3	–	89.3
Repayment of ERCO Worldwide acquisition credit facility	–	(89.3)	–	(89.3)
Net (remittances) proceeds from sale of accounts receivable (Note 6)	**(39.4)**	(10.1)	**(14.4)**	21.0
Revolving term bank credits and term loans	**133.0**	(12.6)	**65.4**	(41.1)
Distributions to unitholders	**(40.0)**	(28.2)	**(90.8)**	(63.2)
Cash flows from financing activities	**62.3**	87.9	**(30.0)**	55.5
Change in Cash	–	–	–	–
Cash at Beginning and End of Period	–	–	–	–

Notes to Consolidated Financial Statements

(tabular amounts in millions of dollars, unless noted otherwise, except per trust unit amounts)

1. Distributable Cash Flows	Three Months Ended June 30 2004	Three Months Ended June 30 2003	Six Months Ended June 30 2004	Six Months Ended June 30 2003
Cash generated from/(used in) operations before changes in working capital	**31.9**	(117.2)	**93.2**	(58.6)
Management internalization and retention costs (Note 7)	**2.6**	141.3	**2.6**	141.3
Less: Maintenance capital expenditures, net	**(3.2)**	(2.9)	**(4.4)**	(4.1)
Distributable Cash Flow	**31.3**	21.2	**91.4**	78.6
Distributable cash flow per trust unit, basic (Note 8)	**$0.43**	$0.38	**$1.28**	$1.52
Distributable cash flow per trust unit, diluted (Note 8)	**$0.42**	$0.38	**$1.18**	$1.32

Distributable cash flow of the Superior Plus Income Fund (the "Fund") available for distribution to its unitholders ("Unitholders"), is equal to consolidated cash flow from operations before changes in working capital, after provision for maintenance capital expenditures. Distributable cash flow is the main performance measure used by management and investors to evaluate Fund and business segment performance. Readers are cautioned that distributable cash flow is not a defined performance measure under generally accepted accounting principles ("GAAP"), and that

distributable cash flow cannot be assured. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying Consolidated Interim Financial Statements have been prepared according to Canadian GAAP applied on a consistent basis except as noted in Note 3 and 4, and include the accounts of the Fund, its wholly owned subsidiary, Superior Plus Inc. ("Superior"), and Superior's subsidiaries. Certain information and disclosures normally required to be included in annual financial statement notes have been condensed and updated. The accounting principles applied are consistent with those as set out in the Fund's annual financial statements contained in the Fund's annual report for the year ended December 31, 2003 (as restated), and first quarter ended March 31, 2004 (as restated), except for the changes in accounting policies as described below. These financial statements and notes thereto should be read in conjunction with Fund's financial statements for the year ended December 31, 2003 (as restated), and first quarter ended March 31, 2004 (as restated). All significant transactions and balances (including the Shareholder Notes) between the Fund, Superior and Superior's subsidiaries have been eliminated on consolidation.

In the opinion of Management, the accompanying unaudited Consolidated Interim Financial Statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated financial position of the Fund as of December 31, 2003 and June 30, 2004 (as restated) and the consolidated results of its operations for the three and six month periods ended June 30, 2004 and 2003 (as restated – see Note 3 and 4).

Effective January 1, 2004, the Fund adopted Accounting Guideline 13 ("AcG-13") as recommended by the Canadian Institute of Chartered Accountants ("CICA") on a prospective basis. Under this policy the Fund formally documents relationships between hedging instruments, hedged items, its risk management objective and risk management strategy. This documentation links all derivatives to specific assets, liabilities, firm commitments or forecasted transactions. The Fund formally assesses the effectiveness of derivatives in offsetting changes or cash flows of the hedged items at inception and on an ongoing basis.

Effective January 1, 2004, the Fund also adopted the new recommendations of the CICA regarding asset retirement obligations and the impairment of long lived assets. The Fund's total estimated asset retirement obligations are discounted to estimate the fair value of the obligation and recorded as a liability when the related assets are constructed and commissioned. The fair value increases the value of property plant and equipment and is depleted over the life of the asset. Accretion expense, resulting from the changes in the present value of the liability due to the passage of time are recorded as part of interest and financing cost. The Fund recognizes an impairment loss on a long lived asset when its carrying value exceeds the sum of the expected undiscounted cash flows from its use and eventual disposition.

The adoption of these standards has had no impact on the financial statements of the Fund for the three and six months ended June 30, 2004.

(b) Revenue Recognition

Superior Propane

Revenues from sales are generally recognized at the time of delivery, or when related services are performed. Amounts billed to customers for shipping and handling are classified as revenues, with the related shipping and handling costs included in cost of goods sold. Approximately 50% of Superior Propane's revenues are heating related and 50% are related to economic activities. Propane sales typically peak in the first quarter when approximately one-third of annual propane sales volumes and gross profits are generated due to the demand from heating end use customers. They then decline through the second and third quarters rising seasonally again in the fourth quarter with heating demand. Similarly, net working capital levels are typically at seasonally high levels at the end of the first quarter, and normally decline to seasonally low levels in the second and third quarters. Net working capital levels are also significantly influenced by wholesale propane prices.

ERCO Worldwide
Revenues from chemical sales are recognized as products are shipped. Revenues associated with the construction of chlorine dioxide generators are recognized using the percentage of completion method based on costs incurred compared to total estimated cost.

Winroc
Revenue is stated net of discounts and rebates granted. Revenue is recognized when the products are delivered to the customer or when the risks and rewards of ownership are otherwise transferred to the customer. Rebates received from vendors are recognized when the related purchases are recorded, provided the amounts are probable and reasonably estimable. Cost of sales is stated net of rebates received. Winroc's sales typically peak during the second and third quarter with the seasonal increase in building and remodeling activities. They then decline through the fourth and first quarters. Similarly, net working capital levels are typically at seasonally high levels during the second and third quarter, and normally decline to seasonally low levels in the fourth and first quarters.

Superior Energy Management
Revenues are recognized as gas is delivered to local natural gas distribution companies. Costs associated with balancing the amount of gas used by SEM's customers with the volumes delivered by SEM to the local distribution companies are recognized as period costs.

(c) Inventory
Winroc
Inventory is valued at the lower of cost and net realizable value. Cost is calculated on an average cost basis.

3. Correction of an Error
The Consolidated Interim Statements of Cash Flows for the three and six months ended June 30, 2004 and 2003 have been restated. The Fund has determined that it incorrectly classified the impact of foreign currency exchange rates among cash flows from operating activities and cash flows from financing activities, therefore a restatement is required to classify the impact of foreign currency exchange rates to the proper line items. The correction of the error did not impact distributable cash flow, the Consolidated Interim Balance Sheet or the Consolidated Interim Statements of Earnings (Loss).

The effect of the restatement on the Consolidated Interim Statements of Cash Flows is as follows:

	Three months ended June 30, 2004		
	As Previously Reported	Foreign Currency Adjustment	As Restated Before Effect of Note 4
Cash generated from (used in) operations before changes in non-cash operating working capital	35.6	-	35.6
Decrease (increase) in non-cash operating working capital	13.2	2.2	15.4
Cash flows from operating activities	48.8	2.2	51.0
Cash flows from investing activities	(109.6)	-	(109.6)
Cash flows from financing activities	60.8	(2.2)	58.6
Change in cash	-	-	-

	Three months ended June 30, 2003		
	As Previously Reported	Foreign Currency Adjustment	As Restated Before Effect of Note 4
Cash generated from (used in) operations before changes in non-cash operating working capital	(111.1)	-	(111.1)
Decrease (increase) in non-cash operating working capital	48.3	(15.6)	32.7
Cash flows from operating activities	(62.8)	(15.6)	(78.4)
Cash flows from investing activities	(3.4)	-	(3.4)
Cash flows from financing activities	66.2	15.6	81.8
Change in cash	-	-	-

	Six months ended June 30, 2004		
	As Previously Reported	Foreign Currency Adjustment	As Restated Before Effect of Note 4
Cash generated from (used in) operations before changes in non-cash operating working capital	100.9	-	100.9
Decrease (increase) in non-cash operating working capital	44.1	4.4	48.5
Cash flows from operating activities	145.0	4.4	149.4
Cash flows from investing activities	(111.7)	-	(111.7)
Cash flows from financing activities	(33.3)	(4.4)	(37.7)
Change in cash	-	-	-

	Six months ended June 30, 2003		
	As Previously Reported	Foreign Currency Adjustment	As Restated Before Effect of Note 4
Cash generated from (used in) operations before changes in non-cash operating working capital	(46.4)	-	(46.4)
Decrease (increase) in non-cash operating working capital	39.4	(27.5)	11.9
Cash flows from operating activities	(7.0)	(27.5)	(34.5)
Cash flows from investing activities	(8.8)	-	(8.8)
Cash flows from financing activities	15.8	27.5	43.3
Change in cash	-	-	-

4. Change in Accounting Policy

Effective December 2003 the Fund adopted the amendments of the CICA Handbook Section 3860 Financial Instruments. The amendments to this section address the balance sheet presentation of financial instruments as liabilities or equities. This change in accounting policy was applied retroactively and had no impact on the Fund's distributable cash flow for the three and six months ended June 30, 2004 and 2003.

The effect on the Consolidated Interim Balance Sheets, Consolidated Interim Statement of Net Earnings (Loss) and Consolidated Interim Statements of Cash Flow are as follows:

Consolidated Interim Balance Sheets

	As of June 30, 2004			As of December 31, 2003
	As Previously Reported	Adjustment	As Restated	As Restated
Intangible assets	50.3	5.5	55.8	59.8
Convertible unsecured subordinated debentures	0.0	174.4	174.4	233.0
Unitholders capital	1,231.8	(171.9)	1,059.9	993.7
Deficit	(418.9)	3.0	(415.9)	(382.9)

Consolidated Interim Statement of Earnings (Loss)

	Three Months Ended June 30, 2004		
	As Previously Reported	Debenture Interest	As Restated
Net Earnings (Loss)	25.2	(4.1)	21.1

	Three Months Ended June 30, 2003		
	As Previously Reported	Debenture Interest	As Restated
Net Earnings (Loss)	(81.5)	(6.6)	(88.1)

	Six Months Ended June 30, 2004		
	As Previously Reported	Debenture Interest	As Restated
Net Earnings (Loss)	66.3	(8.5)	57.8

	Six Months Ended June 30, 2004		
	As Previously Reported	Debenture Interest	As Restated
Net Earnings (Loss)	(44.7)	(13.1)	(57.8)

Consolidated Interim Statements of Cash Flows

	Three Months Ended June 30, 2004			
	As Previously Reported	Currency Adjusment (see Note 3)	Debenture Interest Adjustment	As Restated
Cash flows from operating activities	48.8	2.2	(3.7)	47.3
Cash flows from financing activities	60.8	(2.2)	3.7	62.3

Consolidated Interim Statements of Cash Flow (Continued)

	Three Months Ended June 30, 2003			
	As Previously Reported	Currency Adjusment (see Note 3)	Debenture Interest Adjustment	As Restated
Cash flows from operating activities	(62.8)	(15.6)	(6.1)	(84.5)
Cash flows from financing activities	66.2	15.6	6.1	87.9

	Six Months Ended June 30, 2004			
	As Previously Reported	Currency Adjusment (see Note 3)	Debenture Interest Adjustment	As Restated
Cash flows from operating activities	145.0	4.4	(7.7)	141.7
Cash flows from financing activities	(33.3)	(4.4)	7.7	(30.0)

	Six Months Ended June 30, 2003			
	As Previously Reported	Currency Adjusment (see Note 3)	Debenture Interest Adjustment	As Restated
Cash flows from operating activities	(7.0)	(27.5)	(12.2)	(46.7)
Cash flows from financing activities	15.8	27.5	12.2	55.5

5. Acquisition of Winroc

On June 11, 2004, Superior acquired the all the shares of The Winroc Corporation, Winroc Supplies Ltd. and Allroc Building Products Ltd. (collectively "Winroc"), a distributor of walls and ceilings construction products in North America, for cash consideration of $105.1 million. The acquisition was financed principally through borrowings under existing revolving term bank credit facilities. Using the purchase method for acquisitions, Superior consolidated Winroc's assets and liabilities and included its earnings as of June 11, 2004. Goodwill was recorded as the purchase price less the fair value of the acquired assets and assumed liabilities. The allocation of the purchase price may be adjusted if additional information regarding the values of asset and liabilities becomes available.

The consideration paid by Superior has been allocated as follows:

Cash consideration paid	$104.1
Transaction costs	1.0
	$105.1
Working Capital, net	$37.1
Capital assets	18.2
Goodwill	53.4
Other liabilities	(3.6)
	$105.1

6. Accounts Receivable

Superior sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank, and has accounted for the sale in accordance with the CICA guidelines relating to transfers of receivables. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold under the program fluctuates seasonally with the level of accounts receivable. At June 30, 2004, net proceeds of $85.6 million (December 31, 2003 – $100.0 million) had been received.

7. Management Internalization Transaction

On May 8, 2003 Superior completed the internalization of its management and administration agreements at an aggregate cost of $141.3 million. The internalization process has resulted in the elimination of the management incentive and administration fees effective January 1, 2003. The funds paid to the Manager and Administrator to terminate the contracts were immediately re-invested into the trust units and warrants. The following table summarizes the financing of this transaction:

Trust Units Issued (7.0 million @ $19.65)	$ 137.5
Warrants Issued (3.5 million @$0.36/unit)	1.3
Cash transaction costs	2.5
	$ 141.3

Of the 7.0 million trust units issued, 0.7 million trust units received by the executive officers of Superior are held in escrow, and will be released over a remaining period of 3 years. The 3.5 million warrants, exercisable to purchase trust units for five years at a price of $20.00 per trust unit, were valued using an option pricing model. Future taxes payable have been reduced by $43.0 million as a result of the internalization transaction.

In addition, non-interest-bearing loans aggregating $6.5 million were advanced to the executive officers and were used by the executive officers to fund the purchase of 0.325 million trust units at $20 per trust unit. The loans are to be repaid over a four-year period in the form of annual retention bonuses. The first repayment of $2.6 million occurred in the second quarter of 2004. The loans receivable have not been recorded as an asset by Superior, but have been deducted directly from equity.

Internalization transaction costs and related retention bonus costs are not included in the calculation of distributable cash flow to reflect the growth capital nature of the transaction.

8. Unitholders' Equity

Authorized

The Fund may issue an unlimited number of trust units. Each trust unit represents an equal undivided beneficial interest in any distributions from the Fund and in the net assets in the event of termination or wind-up of the Fund. All trust units are of the same class with equal rights and privileges.

	Issued Number of Trust Units (millions)	Equity
Unitholders' Equity, December 31, 2003 (as restated)	**69.4**	**$610.9**
Warrants exercised (0.4 million at $20.00 per trust unit)	0.4	7.2
Receipt of Management internalization loans receivable	–	2.6
Conversion of Series 1 Debentures ($8.2 million converted @ $16 per unit)	0.5	8.2
Conversion of Series 2 Debentures – ($50.4 million converted @ $20 per unit)	2.5	49.0
Trust unit incentive plan compensation recovery	–	(0.8)
Currency translation adjustment	–	(0.2)
Net earnings	–	57.8
Distributions to unitholders	–	(90.8)
Unitholders' equity, June 30, 2004	**72.8**	**$643.9**

Unitholders' equity consists of the following components at June 30, 2004 and December 31, 2003:

	June 30 2004	December 31 2003
	(Restated - Note 4)	(Restated - Note 4)
Unitholders' capital		
Trust unit equity	1,054.7	987.5
Warrants[(1)] and conversion feature on convertible debentures	2.2	2.4
Contributed surplus	3.0	3.8
	1,059.9	993.7
Deficit		
Retained earnings from operations	206.9	149.1
Accumulated distributions on trust unit equity	(622.8)	(532.0)
	$ (415.9)	$ (382.9)

[(1)] 3.1 million warrants exercisable @ $20.00 per trust unit until May 9, 2008.

Retained earnings from operations is comprised of cumulative net earnings/(loss) and prior period adjustments for the adoption of changes in accounting policies.

The weighted average number of trust units used in the calculation of basic net earnings per trust unit and distributable cash flow per trust unit was 72.2 million trust units for the second quarter (55.2 million in 2003), and 71.3 million on a year to date basis (51.9 million year to date in 2003). The number of trust units used in the calculation of diluted net earnings per trust unit and distributable cash flow per trust unit, was calculated using 85.2 million trust units for the second quarter (73.6 million in 2003) and 85.0 million on a year to date basis (69.4 million in 2003). The diluted number of trust units reflects the assumed conversion of all outstanding Series 1 (1.2 million trust units) and Series 2 (9.1 million trust units) Debentures, and the exercise of all trust unit options (0.3 million trust units) and warrants (3.1 million trust units).

9. Convertible Debentures

The Fund has issued two series of Debentures denoted as Series 1 and Series 2 as follows:

	Series 1	Series 2	Total
Maturity date	July 31, 2007	November 1, 2008	
Fixed distribution rate	8%	8%	
Conversion price per trust unit	$16.00	$20.00	
Principal outstanding December 31, 2003	25.6	208.9	234.5
Conversions during 2004	(8.2)	(50.4)	(58.6)
Principal outstanding June 30, 2004	17.4	158.5	175.9
Less unamortized accretion discount			(1.5)
Carrying value as at June 30, 2004:			$174.4

The Debentures may be converted into trust units at the option of the holder at any time prior to maturity and may be redeemed by the Fund in certain circumstances. The Fund may elect to pay interest and principal upon maturity or redemption by issuing trust units to a trustee in the case of interest payments, and to the Debentureholders in the case of payment of principal. The number of any trust units issued will be determined based on market prices for the trust units at the time of issuance.

10. Commitments

Superior has entered into long-term forward contracts to sell US dollars in order to hedge US dollar revenues as follows:

	US$	Average Conversion Rate
Remainder of 2004	12.2	1.3909
2005	34.5	1.3775
2006	14.6	1.3811
2007	9.0	1.3661
	70.3	1.3792

11. Business Segments

Superior operates four distinct business segments:

Superior Propane: the delivery of propane and propane related services and accessories;

ERCO Worldwide: the manufacture and sale of chemicals and related products and services used primarily in the production of bleached pulp;

Winroc: the distribution of walls and ceilings construction products in North America;

Superior Energy Management: the sale of natural gas under fixed price, fixed term contracts.

Superior's corporate office arranges intersegment foreign exchange contracts from time to time between its business segments. As a result, in the accompanying tables, the elimination of intersegment revenues and cost of sales pertaining to intersegment foreign exchange gains and losses are eliminated under the Corporate cost column.

For the three months ended June 30, 2004	Superior Propane	ERCO Worldwide	Winroc[1]	Superior Energy Management	Corporate	Total Consolidated
					(Restated-Note 4)	(Restated-Note 4)
Revenues	$ 136.4	$ 98.6	$ 22.8	$ 52.9	$ (0.1)	$ 310.6
Cost of products sold	77.3	49.8	17.9	49.7	(0.1)	194.6
Gross profit	59.1	48.8	4.9	3.2	–	116.0
Expenses						
Operating and administrative	42.8	24.1	3.0	1.5	0.2	71.6
Depreciation of capital assets	4.0	12.4	0.2	–	–	16.6
Amortization of intangible assets	–	1.4	–	–	–	1.4
Management internalization/retention costs	–	–	–	–	2.6	2.6
Interest on revolving term bank credits and term loans	–	–	–	–	3.6	3.6
Interest on convertible unsecured subordinated debentures	–	–	–	–	3.7	3.7
Amortization of convertible debenture issue costs	–	–	–	–	0.4	0.4
Income tax expense/(recovery) of Superior	5.0	4.7	0.1	0.6	(15.4)	(5.0)
	51.8	42.6	3.3	2.1	(4.9)	94.9
Net earnings	7.3	6.2	1.6	1.1	4.9	21.1
Add: Depreciation, amortization of capital and intangible assets and convertible debenture issue costs	4.0	13.8	0.2	–	0.4	18.4
Trust unit incentive plan expense	–	–	–	–	(1.7)	(1.7)
Future income tax expense/(recovery)	4.7	4.1	–	0.6	(15.3)	(5.9)
Management internalization/retention costs	–	–	–	–	2.6	2.6
Less: Maintenance capital expenditures, net	(1.1)	(1.7)	(0.4)	–	–	(3.2)
Distributable cash flow	$ 14.9	$ 22.4	$ 1.4	$ 1.7	$ (9.1)	$ 31.3

[1] Winroc was acquired June 11, 2004

For the three months ended June 30, 2003	Superior Propane	ERCO Worldwide	Superior Energy Management	Corporate	Total Consolidated
				(Restated – Note 4)	(Restated – Note 4)
Revenues	$ 139.2	$ 83.7	$ 38.3	$ –	$ 261.2
Cost of products sold	82.5	42.4	36.3	–	161.2
Gross profit	56.7	41.3	2.0	–	100.0
Expenses					
Operating and administrative	42.1	21.4	1.0	1.6	66.1
Depreciation of capital assets	5.5	10.9	–	–	16.4
Amortization of intangible assets	–	1.7	–	–	1.7
Management internalization/retention costs	–	–	–	141.0	141.0
Interest on revolving term bank credits and term loans	–	–	–	4.2	4.2
Interest on convertible unsecured subordinated debentures	–	–	–	6.1	6.1
Amortization of convertible debenture issue costs	–	–	–	0.5	0.5
Income tax expense/(recovery) of Superior	12.9	3.0	0.4	(64.2)	(47.9)
	60.5	37.0	1.4	89.2	188.1
Net (loss) earnings	(3.8)	4.3	0.6	(89.2)	(88.1)
Add: Depreciation, amortization of capital and intangible assets and convertible debenture issue costs	5.5	12.6	–	0.5	18.6
Trust unit incentive plan expense	–	–	–	1.0	1.0
Future income tax expense/(recovery)	12.6	2.5	0.4	(64.2)	(48.7)
Management internalization/retention costs	–	–	–	141.3	141.3
Less: Maintenance capital expenditures, net	(0.8)	(2.1)	–	–	(2.9)
Distributable cash flow	$ 13.5	$ 17.3	$ 1.0	$ (10.6)	$ 21.2

For the six months ended June 30, 2004	Superior Propane	ERCO Worldwide	Winroc[1]	Superior Energy Management	Corporate	Total Consolidated
					(Restated – Note 4)	(Restated – Note 4)
Revenues	$ 364.9	$ 195.9	$ 22.8	$ 102.9	$ (0.3)	$ 686.2
Cost of products sold	214.7	100.5	17.9	96.0	(0.3)	428.8
Gross profit	150.2	95.4	4.9	6.9	–	257.4
Expenses						
Operating and administrative	88.7	47.8	3.0	3.2	1.7	144.4
Depreciation of capital assets	9.5	24.8	0.2	–	–	34.5
Amortization of intangible assets	–	2.8	–	–	–	2.8
Management internalization/retention costs	–	–	–	–	2.6	2.6
Interest on revolving term bank credits and term loan	–	–	–	–	7.0	7.0
Interest on convertible unsecured subordinated debentures	–	–	–	–	7.7	7.7
Amortization of convertible debenture issue costs	–	–	–	–	0.8	0.8
Income tax expense/(recovery) of Superior	19.7	8.2	0.1	1.4	(29.6)	(0.2)
	117.9	83.6	3.3	4.6	(9.8)	199.6
Net earnings	32.3	11.8	1.6	2.3	9.8	57.8
Add: Depreciation amortization of capital and intangible assets and convertible debenture issue costs	9.5	27.6	0.2	–	0.8	38.1
Future income tax expense/(recovery)	19.1	7.1	–	1.4	(29.5)	(1.9)
Management internalization/retention costs	–	–	–	–	2.6	2.6
Less: Maintenance capital expenditures, net	(1.7)	(2.3)	(0.4)	–	–	(4.4)
Trust unit incentive plan recovery	–	–	–	–	(0.8)	(0.8)
Distributable cash flow	$ 59.2	$ 44.2	$ 1.4	$ 3.7	$ (17.1)	$ 91.4

[1] Winroc was acquired June 11, 2004

For the six months ended June 30, 2003	Superior Propane	ERCO Worldwide	Superior Energy Management	Corporate	Total Consolidated
				(Restated – Note 4)	(Restated – Note 4)
Revenues	$ 397.8	$ 172.2	$ 64.6	$ –	$ 634.6
Cost of products sold	244.4	89.8	61.2	–	395.4
Gross profit	153.4	82.4	3.4	–	239.2
Expenses					
Operating and administrative	88.1	43.4	1.8	1.8	135.1
Depreciation of capital assets	11.9	21.6	–	–	33.5
Amortization of intangible assets	–	3.3	–	–	3.3
Management internalization/retention costs	–	–	–	141.3	141.3
Interest on revolving term bank credits and term loan	–	–	–	8.3	8.3
Interest on convertible unsecured subordinated debentures	–	–	–	12.2	12.2
Amortization of convertible debenture issue costs	–	–	–	0.9	0.9
Income tax expense/(recovery) of Superior	20.1	5.9	0.6	(64.2)	(37.6)
	120.1	74.2	2.4	100.3	297.0
Net earnings (loss)	33.3	8.2	1.0	(100.3)	(57.8)
Add: Depreciation, amortization of capital and intangible assets and convertible debenture issue costs	11.9	24.9	–	0.9	37.7
Future income tax expense/(recovery)	19.5	4.9	0.6	(64.2)	(39.2)
Management internalization/retention costs	–	–	–	141.3	141.3
Less: Maintenance capital expenditures, net	(1.0)	(3.1)	–	–	(4.1)
Trust unit incentive plan recovery	–	–	–	0.7	0.7
Distributable cash flow	$ 63.7	$ 34.9	$ 1.6	$ (21.6)	$ 78.6

	Superior Propane	ERCO Worldwide	Winroc	Superior Energy Management	Corporate	Total Consolidated
					(Restated – Note 4)	(Restated – Note 4)
Total assets as of June 30, 2004	559.6	797.4	160.0	20.9	5.5	1,543.4
Total assets as of December 31, 2003	592.6	826.6	–	16.4	8.1	1,443.7
Other net capital expenditures for the three months ended June 30, 2004	(0.4)	(0.9)	–	–		(1.3)
Other net capital expenditures for the three months ended June 30, 2003	(0.3)	(0.2)	–	–		(0.5)
Other net capital expenditures for the six months ended June 30, 2004	(0.4)	(1.8)	–	–		(2.2)
Other net capital expenditures for the six months ended June 30, 2003	(0.7)	(4.0)	–	–		(4.7)

Geographic Information	Canada	United States	Other	Total Consolidated
	(Restated – Note 4)			(Restated – Note 4)
Revenues for the three months ended June 30, 2004	252.1	53.0	5.5	310.6
Revenues for the six months ended June 30, 2004	575.6	94.2	16.4	686.2
Capital assets as of June 30, 2004	686.4	89.1	–	775.5
Total assets as of June 30, 2004	1,416.2	127.2	–	1,543.4
Revenues for the three months ended June 30, 2003	216.7	42.1	2.4	261.2
Revenues for the six months ended June 30, 2003	544.1	82.7	7.8	634.6
Capital assets as of December 31, 2003	701.4	80.3	–	781.7
Total assets as of December 31, 2003	1,351.2	92.5	–	1,443.7

12. Comparative Figures

Certain reclassifications of prior period amounts have been made to conform to current period presentations.

Superior Plus

W. Mark Schweitzer
Executive Vice-President, Corporate Development
and Chief Financial Officer
Direct Telephone: (403) 218-2952
Direct Fax: (403) 218-2973
E-mail: mschweitzer@superiorplus.com

November 10, 2004

Multilateral Instrument 52-109
Form 52-109FT2
Certification of Restated Interim Filings
During Transition Period

I, W. Mark Schweitzer, Executive Vice-President, Corporate Development and Chief Financial Officer of Superior Plus Inc., certify that:

1. I have reviewed the restated interim filings of Superior Plus Income Fund, (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the restated interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the restated interim financial statements together with the other financial information included in the restated interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: November 10, 2004

"W. Mark Schweitzer"
Executive Vice-President, Corporate Development
and Chief Financial Officer
Superior Plus Inc.

h:spif\Interim\Certificates-SPIF.doc

Superior Plus

W. Mark Schweitzer
Executive Vice-President, Corporate Development
and Chief Financial Officer
Direct Telephone: (403) 218-2952
Direct Fax: (403) 218-2973
E-mail: mschweitzer@superiorplus.com

November 10, 2004

Multilateral Instrument 52-109
Form 52-109FT2
Certification of Restated Interim Filings
During Transition Period

I, W. Mark Schweitzer, Executive Vice-President, Corporate Development and Chief Financial Officer of Superior Plus Inc., certify that:

1. I have reviewed the restated interim filings of Superior Plus Income Fund, (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the restated interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the restated interim financial statements together with the other financial information included in the restated interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: November 10, 2004

"W. Mark Schweitzer"
Executive Vice-President, Corporate Development
and Chief Financial Officer
Superior Plus Inc.

h:spif\Interim\Certificates-SPIF.doc

Superior Plus

Geoffrey N. Mackey
President & Chief Executive Officer
Direct Telephone: (403) 218-2951
Direct Fax: (403) 218-2973
E-mail:gmackey@superiorplus.com

November 10, 2004

Multilateral Instrument 52-109
Form 52-109FT2
Certification of Restated Interim Filings
During Transition Period

I, Geoffrey N. Mackey, President and Chief Executive Officer of Superior Plus Inc., certify that:

1. I have reviewed the restated interim filings of Superior Plus Income Fund, (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the restated interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the restated interim financial statements together with the other financial information included in the restated interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: November 10, 2004

"Geoffrey N. Mackey"
President and Chief Executive Officer
Superior Plus Inc.

h:spif\Interim\Certificates-SPIF.doc

Superior Plus

Geoffrey N. Mackey
President & Chief Executive Officer
Direct Telephone: (403) 218-2951
Direct Fax: (403) 218-2973
E-mail:gmackey@superiorplus.com

November 10, 2004

Multilateral Instrument 52-109
Form 52-109FT2
Certification of Restated Interim Filings
During Transition Period

I, Geoffrey N. Mackey, President and Chief Executive Officer of Superior Plus Inc., certify that:

1. I have reviewed the restated interim filings of Superior Plus Income Fund, (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the restated interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the restated interim financial statements together with the other financial information included in the restated interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: November 10, 2004

"Geoffrey N. Mackey"
President and Chief Executive Officer
Superior Plus Inc.

h:spif\Interim\Certificates-SPIF.doc

MANAGEMENT'S REPORT

Management's Responsibility for Financial Reporting

The financial statements of the Superior Plus Income Fund (the "Fund") and all of the information in this annual report are the responsibility of the management of Superior Plus Inc., the Fund's wholly-owned subsidiary and operating entity.

The Consolidated Financial Statements (as restated) have been prepared by management in accordance with Canadian generally accepted accounting principles and include certain estimates that are based on management's best judgements. Actual results may differ from these estimates and judgements. Management has ensured that the Consolidated Financial Statements (as restated) are presented fairly in all material respects.

Management has developed and maintains a system of internal controls to provide reasonable assurance that the Fund's assets are safeguarded, transactions are accurately recorded, and the financial statements realistically report the Fund's operating and financial results in a timely manner. Financial information presented elsewhere in this annual report has been prepared on a consistent basis with that in the (as restated) Consolidated Financial Statements.

The Board of Directors of Superior Plus Inc. is responsible for reviewing and approving the financial statements and primarily through its Audit Committee, ensures that management fulfills its responsibilities for financial reporting. The Audit Committee meets with management and its external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities and to review the annual report, the financial statements and the external auditors' report. The Committee reports its findings to the Board for the Board's consideration in approving the financial statements for issuance to the Unitholders. The Committee also considers, for review by the Board and approval by the Unitholders, the engagement or re-appointment of the external auditors.

Deloitte & Touche LLP, an independent firm of chartered accountants, was appointed by a vote of Unitholders at the Fund's last annual meeting to audit the Fund's Consolidated Financial Statements in accordance with Canadian generally accepted auditing standards. They have provided an independent professional opinion. Deloitte & Touche LLP has full and free access to the Audit Committee.

"Geoffrey N. Mackey"
President & Chief Executive Officer
Superior Plus Inc.

"W. Mark Schweitzer"
Executive Vice-President, Corporate
Development & Chief Financial Officer
Superior Plus Inc.

Calgary, Alberta
November 5, 2004

Deloitte.

Deloitte & Touche LLP
3000 Scotia Centre
700 Second Street S.W.
Calgary AB T2P 0S7
Canada

Tel: (403) 267-1700
Fax: (403) 264-2871
www.deloitte.ca

Auditors' Report

To the Unitholders of
Superior Plus Income Fund:

We have audited the consolidated balance sheets of **Superior Plus Income Fund** (formerly Superior Propane Income Fund) as at December 31, 2003 and 2002 and the consolidated statements of earnings and deficit and cash flows for the years then ended. These financial statements are the responsibility of the management of the fund. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Our previously issued report dated February 20, 2004 has been withdrawn and these financial statements have been revised as described in notes 4 and 5 to these financial statements.

Deloitte & Touche LLP

Calgary, Alberta
February 20, 2004 (except as to notes 4 and 5 which are as of
November 5, 2004)

Chartered Accountants

CONSOLIDATED BALANCE SHEETS

(millions of dollars)	As at December 31 2003 (As Restated Note 5)	2002 (As Restated Note 5)
ASSETS		
CURRENT ASSETS		
Accounts receivable (Note 7)	**$ 96.8**	$ 115.0
Inventories (Note 8)	**57.7**	55.0
	154.5	170.0
Capital assets (Note 9)	**781.7**	717.7
Intangible assets (Note 9)	**59.8**	78.7
Goodwill (Note 9)	**447.7**	438.1
	1,443.7	1,404.5
LIABILITIES AND UNITHOLDERS' EQUITY		
CURRENT LIABILITIES		
ERCO Worldwide acquisition credit facility (Note 10)	**–**	340.0
Accounts payable and accrued liabilities	**117.6**	116.9
Distributions and interest payable to unitholders and debentureholders	**15.8**	10.2
	133.4	467.1
Revolving term bank credits and term loans (Note 10)	**317.8**	103.4
Convertible unsecured subordinated debentures (Note 14)	**233.0**	317.8
Future employee benefits (Note 11)	**23.4**	23.5
Future income taxes (Note 12)	**125.2**	142.9
TOTAL LIABILITIES	**832.8**	1,054.7
UNITHOLDER' EQUITY		
Unitholders' capital (Note 13)	**993.7**	580.6
Deficit (Note 13)	**(382.9)**	(229.9)
Currency translation account	**0.1**	(0.9)
TOTAL UNITHOLDERS' EQUITY	**610.9**	349.8
	$ 1,443.7	$ 1,404.5

APPROVED BY THE BOARD OF DIRECTORS OF SUPERIOR PLUS INC.

"David P. Smith"

David P. Smith
Director

"Norman R. Gish"

Norman R. Gish
Director

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

(millions of dollars except per trust unit amounts)	Years Ended December 31 2003 (As Restated Note 5)	2002 (As Restated Note 5)
Revenues	**$ 1,234.3**	$ 640.9
Cost of products sold	**762.6**	345.1
Gross profit	**471.7**	295.8
Expenses		
Operating and administrative	**278.3**	180.0
Depreciation of capital assets	**66.6**	28.5
Amortization of intangible assets	**6.1**	0.2
Interest on revolving term bank credits and term loans (Note 10)	**14.7**	2.8
Interest on convertible unsecured subordinated debentures	**22.7**	7.7
Amortization of convertible debenture issue costs	**2.0**	0.5
Management incentive fee (Note 17(i))	**–**	11.1
Management internalization costs (Note 17(i))	**141.3**	–
Income tax (recovery)/expense of Superior (Note 12)	**(40.4)**	4.4
	491.3	235.2
NET (LOSS)/EARNINGS	**(19.6)**	60.6
DEFICIT, BEGINNING OF YEAR	**(229.9)**	(196.1)
Net (loss)/earnings	**(19.6)**	60.6
Distributions to unitholders (Note 13)	**(133.4)**	(93.3)
Adjustment for a retroactive adjustment in accounting policy for trust unit incentive plan compensation (Note 15)	**–**	(1.1)
DEFICIT, END OF YEAR	**(382.9)**	(229.9)
Net (loss)/earnings per trust unit, basic and diluted (Note 13(i))	**$ (0.33)**	$ 1.29

CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of dollars)	Years Ended December 31 2003 (As Restated Note 4 &5)	2002 (As Restated Note 4 &5)
Operating Activities		
Net earnings	$ (19.6)	$ 60.6
Items not affecting cash:		
Depreciation, amortization of capital and intangible assets and convertible debenture issue costs	74.7	29.2
Trust unit incentive plan compensation expense (Note 15)	2.5	0.2
Future income tax (recovery)/expense (Note 12)	(43.6)	3.7
Cash generated from operations before changes in working capital	14.0	93.7
Increase in non-cash operating working capital items	(4.2)	(0.3)
Cash flow from operating activities	9.8	93.4
Investing Activities		
Maintenance capital expenditures, net	(9.9)	(3.1)
Other capital (expenditures)/proceeds, net	(7.0)	4.6
Pulp Chemicals acquisitions (Note 6)	(122.8)	(584.5)
Cash flow from investing activities	(139.7)	(583.0)
Financing Activities		
Issue of trust units and warrants in consideration of management internalization (Note 17(i))	138.8	–
Issue of trust units, net of issue costs, to finance ERCO Worldwide acquisition (Note 13)	88.9	–
Issue of trust units, net of issue costs, to finance Albchem acquisition (Note 13)	100.2	–
Net proceeds from issue of debentures (Note 14)	–	239.5
ERCO Worldwide acquisition credit facility (Note 10)	(340.0)	340.0
Revolving term bank credits and term loans	244.0	2.4
Net proceeds from sale of accounts receivable (Note 7)	31.4	1.0
Distributions to unitholders (Note 13)	(133.4)	(93.3)
Cash flow from financing activities	129.9	489.6
CHANGE IN CASH	–	–
CASH AT BEGINNING AND END OF YEAR	–	–

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Distributable Cash Flows

(tablular amounts in Canadian millions of dollars unless noted otherwise, except per trust unit amounts)	Years Ended December 31	
	2003	2002
Cash generated from operations before changes in working capital	**14.0**	93.7
Plus: Management internalization costs (Note 17(i))	**141.3**	–
Less: Maintenance capital expenditures, net	**(9.9)**	(3.1)
DISTRIBUTABLE CASH FLOW	**145.4**	90.6
Distributable cash flow per trust unit, basic (Note 13(i))	**$ 2.45**	$ 1.93
Distributable cash flow per trust unit, diluted (Note 13(i))	**$ 2.22**	$ 1.88

Distributable cash flow of the Superior Plus Income Fund (the "Fund") available for distribution to its unitholders ("Unitholders"), is equal to consolidated cash flow from operations before changes in net working capital, and after provision for maintenance capital expenditures. Distributable cash flow is the main performance measure used by management and investors to evaluate Fund and business segment performance. Readers are cautioned that distributable cash flow is not a defined performance measure under generally accepted accounting practices ("GAAP"), and that distributable cash flow cannot be assured. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities.

2. Organization

The Fund is a limited purpose, unincorporated trust governed by the laws of the Province of Alberta. The Fund holds all of the outstanding securities of Superior Plus Inc. ("Superior"). The Fund's investments in Superior are comprised of Class A and B Common Shares (the "Common Shares") and $1.053 billion unsecured subordinated notes, due October 1, 2026, bearing interest at a weighted average rate of 13.31% (the "Shareholder Notes"). Cash is received monthly by the Fund from Superior in the form of interest income earned on the Shareholder Notes, and dividends or returns of capital received on the Common Share investment in Superior. The Fund's investments in Superior are financed by trust unit equity and convertible unsecured subordinated debentures (the "Debentures") (See Notes 13 and 14).

3. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying Consolidated Financial Statements have been prepared according to Canadian GAAP applied on a consistent basis except as noted in Notes 4 and 5, and include the accounts of the Fund, its wholly-owned subsidiary, and Superior's subsidiaries. All significant transactions and balances (including the Shareholder Notes) between the Fund, Superior and Superior's subsidiaries have been eliminated on consolidation.

(b) Business Segments

Superior operates three distinct business segments: the delivery of propane and propane related services and accessories under the Superior Propane trade name (the "Propane Retailing Business" or "Superior Propane"); the manufacture and sale of chemicals and related products and services for the pulp and paper and water treatment industries operating under the ERCO Worldwide trade name (the "Pulp Chemicals Business" or "ERCO Worldwide"); and the sale of natural gas under fixed price term contracts operating under the Superior Energy Management trade name (the "Natural Gas Retailing Business", or "SEM"). See Note 18.

(c) Accounts Receivable Sales Program
Superior has a revolving trade accounts receivable sales program under which all transactions are accounted for as sales. Losses on sales depend in part on the previous carrying amount of the trade accounts receivables involved in the sales. The carrying amount is allocated between the assets sold and the retained interests based on their relative fair value at the date of the sale, which is calculated by discounting expected cash flows at prevailing money market rates.

(d) Inventories
Propane Retailing Business
Propane inventories are valued at the lower of weighted average cost and market determined on the basis of estimated net realizable value. Appliances, materials, supplies and other inventories are stated at the lower of cost and market determined on the basis of estimated replacement cost or net realizable value, as appropriate. Superior has an inventory of appliances rented to customers under rental contracts. The book value of this inventory is carried in the inventory accounts at cost less accumulated amortization. Amortization is provided on a straight-line basis, generally over a period of five years.

Pulp Chemicals Business
Inventories of the Pulp Chemicals Business are valued at the lower of cost and market, with cost determined on a first-in, first-out basis, and market determined on a basis of estimated replacement cost. Stores and supply inventory market values are determined on the basis of estimated replacement costs. Transactions are entered into from time to time with other companies to exchange chemical inventories in order to minimize working capital requirements and to facilitate distribution logistics. Balances related to quantities due to or payable by Superior are included in inventory.

(e) Financial Instruments
The net carrying value of accounts receivable, including the allowance for doubtful accounts, approximates fair value. The collection risk associated with accounts receivable that are sold pursuant to Superior's accounts receivable sales program (See Note 7), is provided for as part of Superior's overall allowance for doubtful accounts. Superior has a large number of diverse customers, which minimizes overall accounts receivable credit risk.

The carrying value of accounts payable, accrued liabilities, accrued interest and distributions payable approximates the fair value of these financial instruments due to the short-term maturity of these instruments. The carrying value of revolving term bank credits approximate their fair values due to the floating interest-rate nature and short rollover terms of these debt securities. The carrying value of term loans differs from their fair values due to the fixed-interest rate nature and long repayment term of these debt securities. (See Note 10 for a detailed description of the debt securities and mark to market disclosure).

(f) Capital Assets
Property, plant, and equipment are recorded at cost. Major renewals and improvements, which extend the useful lives of equipment, are capitalized, while repair and maintenance expenses are charged to operations as incurred. Disposals are removed at carrying costs less accumulated depreciation with any resulting gain or loss reflected in operations.

Propane Retailing Business
Capital assets are depreciated over their respective estimated useful lives using the straight-line method except for loaned propane dispensers which use the declining balance method at a rate of 10%. The estimated useful lives of major classes of property, plant and equipment are:

Propane buildings	20 years
Tanks and cylinders	20 years
Truck tank bodies and chassis	7 to 10 years

Pulp Chemicals Business
Capital assets are depreciated on a straight-line basis over estimated useful lives ranging from three to twenty-five years, with the predominant life of plant and equipment being fifteen years.

(g) Intangible Assets

Pulp Chemicals Business

The estimated fair value of acquired royalty assets is amortized over the remaining term of the royalty agreements up to ten years. The costs of patents are amortized on a straight-line basis over their estimated useful lives, which approximates ten years.

Deferred Finance Charges

Superior defers and amortizes the cost of its long-term credit facilities to interest expense over the term of the facility.

Convertible Debenture Issue Costs

Superior defers and amortizes convertible debenture issue costs over the term of the debentures adjusted for conversions.

(h) Goodwill

The excess of the Fund's cost of investment in Superior over the corresponding interest in Superior's current assets and property, plant and equipment less current liabilities, long term debt and future income taxes on the dates of acquisition has been attributed to goodwill. Superior's cost of subsequent acquisitions in excess of the fair value of the net assets acquired is also recorded as goodwill. Goodwill is not amortized, but is tested for impairment on an annual basis, in accordance with the standards for accounting for goodwill and other intangible assets as recommended by the Canadian Institute of Chartered Accountants ("CICA"). The net carrying value of goodwill would be written down if the value were permanently impaired.

(i) Revenue Recognition

Propane Retailing Business

Revenues from sales are recognized at the time of delivery, or when related services are performed. Amounts billed to customers for shipping and handling are classified as revenues, with the related shipping and handling costs included in cost of goods sold.

Pulp Chemicals Business

Revenues from chemical sales are recognized as products are shipped. Revenues associated with the construction of chlorine dioxide generators are recognized using the percentage-of-completion method based on cost incurred compared to total estimated cost.

Natural Gas Retailing Business

Revenues are recognized as gas is delivered to local natural gas distribution companies. Costs associated with balancing the amount of gas used by SEM's customers with the volumes delivered by SEM to the local distribution companies are recognized as period costs.

(j) Future Employee Benefits

Superior has various defined benefit and defined contribution plans providing pension and other post-employment benefits to most of its employees, and accrues its obligations under the plans and the related costs, net of plan assets. Past service costs and actuarial gains and losses in excess of 10% are amortized into income over the expected average remaining life of the active employees participating in the plans. (See Note 11).

(k) Income Taxes

The Fund is a unit trust for income tax purposes and is only taxable on any taxable income not allocated to the Unitholders. During 2003 and 2002, the Fund has allocated all of its taxable income to the Unitholders, and accordingly, no provision for current income taxes has been recorded at the Fund level. Superior is subject to corporate income taxes and follows the liability method of accounting for income taxes (See Note 12).

(l) Foreign Currency Translation

The accounts of the operations of the Pulp Chemicals Business in the United States are considered to be self-sustaining foreign operations and are translated using the current rate method, under which all assets and liabilities are translated at the exchange rate prevailing at the balance sheet date, and revenues and expenses at average rates of exchange during the period. Other monetary assets and liabilities held by Superior are converted using the current rate method.

(m) Stock Based Compensation
Superior has a Trust Unit Incentive Plan ("TUIP") as described in Note 15. The TUIP is a Stock Appreciation Right as defined by the CICA. Compensation expense recognized represents the difference between the market price of the trust units and the grant price for the outstanding options multiplied by the number of options and reflecting the vesting features of the plan. Upon exercise, the compensation is settled in trust units of the Fund.

(n) Earnings per Trust Unit
Basic earning per trust unit is calculated by dividing the net earnings by the weighted average number of trust units outstanding during the period. The weighted average number of trust units outstanding during the period is calculated using the number of trust units outstanding at the end of each month during the period. Diluted earnings per trust unit is calculated by factoring in the dilutive impact of the dilutive instruments, including the exercise of trust unit options, the conversion of Debentures to trust units, and the exercise of warrants. The Fund uses the treasury stock method to determine the impact of dilutive instruments, which assumes that the proceeds from in-the-money trust unit options are used to repurchase trust units at the average market price during the period.

(o) Derivative Financial Instruments
Superior utilizes derivative and other financial instruments to manage its exposure to market risks related to interest rates, foreign currency exchange rates and commodity prices. Gains or losses relating to derivatives that are hedges are deferred and recognized in the same period and in the same financial statement category as the gains and losses on the corresponding hedged transactions.

A derivative must be designated and effective to be accounted for as a hedge. For cash flow hedges, effectiveness is achieved if the changes in the cash flows of the derivatives substantially offset the changes in the cash flows of the hedged position and the timing of cash flows is similar. In the event that a derivative does not meet the designation or effectiveness criterion, the gain or loss is on the derivative is recognized in income. If a derivative that qualifies as a hedge is settled early, the gain or loss at settlement is deferred and recognized when the gain or loss on the hedged transaction is recognized. Premiums paid or received with respect to derivatives that are hedges are deferred and amortized to income over the term of the hedge.

Interest Rate Hedging
Superior enters into interest-rate swap agreements to alter the interest characteristics of a portion of its outstanding debt from a fixed to floating-rate basis or vice versa. The differential between the amounts paid and received is accrued and recognized as an adjustment to interest expense related to the underlying debt.

Foreign Exchange Hedging
Superior enters into foreign exchange contracts to hedge the effect of exchange rate changes on identifiable foreign currency denominated revenues and expenses in order to mitigate the potential negative impact of foreign exchange rate fluctuations. (See Note 16(iv) for foreign currency commitments.) Superior carries U.S. dollar-denominated debt, which acts as a balance sheet hedge against its U.S. denominated net assets.

Superior also utilizes cross-currency swap agreements which are used to hedge the interest rate risk and foreign currency net balance sheet exposures. Gains or losses on these contracts are accounted for in the same manner as for derivative financial instruments discussed above.

Electrical Hedging
ERCO Worldwide uses fixed cost electrical contracts in electrical markets that are deregulated to help mitigate fluctuations in electricity costs which are the most significant variable production costs (See Note 16(iii)).

Commodity Price Hedging
Propane Retailing Business
Superior Propane offers various fixed price propane sales programs to its customers as a value-added service. Superior Propane resources customer fixed-price volume commitments with a combination of physical inventory and forward-purchase contracts for similar terms, in order to mitigate the potential negative impact of a change in propane commodity pricing.

Natural Gas Retailing Business

SEM offers fixed-price natural gas contracts to its natural gas customers for periods of up to 5 years. Fixed-price customer volume commitments are resourced with a combination of physical and financial contracts for similar terms, in order to mitigate the potential negative impact of a change in natural gas commodity pricing.

4. Correction of an Error

The Consolidated Statement of Cash Flows for the year ended December 31, 2003 has been restated. The Fund has determined that it incorrectly classified the impact of foreign currency exchange rates among cash flows from operating activities and cash flows from financing activities, therefore a restatement is required to classify the impact of foreign currency exchange rates to the proper line items. The correction of the error did not impact distributable cash flow, the Consolidated Balance Sheet or the Consolidated Statements of Earning (Loss).

The effect of the restatement on the Consolidated Statement of Cash Flows is as follows:

	For the year ended December 31, 2003		
	As Previously Reported	Foreign Currency Adjustment	As Restated Before Effect of Note 4
Cash generated from (used in) operations before changes in non-cash operating working capital	36.7	–	36.7
Decrease (increase) in non-cash operating working capital	25.4	(29.6)	(4.2)
Cash flow from operating activities	62.1	(29.6)	32.5
Cash flow from investing activities	(139.7)	–	(139.7)
Cash flow from financing activities	77.6	29.6	107.2
Change in cash	–	–	–

5. Change in Accounting Policy

Effective December 2003, the Fund adopted the amendments of the CICA Handbook Section 3860 Financial Instruments. The amendments to this section address the balance sheet presentation of financial instruments as liabilities or equities. This change in accounting policy was applied retroactively and had no impact on the Fund's distributable cash flow for the years ended December 31, 2003 and 2002.

The effect on the Consolidated Interim Balance Sheets, Consolidated Interim Statement of Net Earnings (Loss) and Consolidated Interim Statements of Cash Flow are as follows:

Consolidated Balance Sheets

	As of December 31, 2003		
	As Previously Reported	Adjustment	Adjusted
Capital assets	782.1	(0.4)	781.7
Intangible assets	51.7	8.1	59.8
Convertible unsecured subordinated debentures	–	233.0	233.0
Unitholders' capital	1,220.4	(226.7)	993.7
Deficit	(384.3)	1.4	(382.9)

	Year Ended December 31, 2002		
	As Previously Reported	Adjustment	Adjusted
Capital Assets	718.1	(0.4)	717.7
Intangible assets	66.5	12.2	78.7
Convertible unsecured subordinated debentures	–	317.8	317.8
Unitholders' Capital	885.4	(304.8)	580.6
Deficit	(229.6)	(0.3)	(229.9)

Consolidated Statements of Earnings (Loss)

	Year Ended December 31, 2003		
	As Previously Reported	Debenture Interest	As Restated
Net (loss)/earnings	5.1	(24.7)	(19.6)

	Year Ended December 31, 2002		
	As Previously Reported	Debenture Interest	As Restated
Net (loss)/earnings	68.8	(8.2)	60.6

Consolidated Statements of Cash Flows

	Year Ended December 31, 2003			
	As Previously Reported	Currency Adjustment (see Note 3)	Debenture Interest Adjustment	As Restated
Cash flow from operating activities	62.1	(29.6)	(22.7)	9.8
Cash flow from financing activities	77.6	29.6	22.7	129.9

	Year Ended December 31, 2002			
	As Previously Reported	Currency Adjustment (see Note 3)	Debenture Interest Adjustment	As Restated
Cash flow from operating activities	101.1	–	(7.7)	93.4
Cash flow from financing activities	481.9	–	7.7	489.6

6. Pulp Chemicals Acquisitions

Purchase of Albchem Holdings Ltd. ("Albchem")

On October 1, 2003, ERCO Worldwide acquired Albchem, a pulp chemicals business, for cash consideration of approximately $122.8 million on a debt-free basis. Using the purchase method for acquisitions, Superior consolidated the assets and liabilities from the acquisition and included earnings as of the closing date. Assets acquired and liabilities assumed were recorded at estimated fair values on the date of acquisition. Goodwill was recorded as the purchase price less the acquired assets and assumed liabilities. The allocation of the purchase price may be adjusted if additional information regarding the values of asset and liabilities becomes available.

The consideration paid by Superior has been allocated as follows:

Cash consideration paid	$	122.1
Acquisition costs		0.7
	$	122.8

Capital assets	$	133.1
Goodwill		17.7
Working capital, net		6.2
Future income taxes		(30.5)
Other liabilities		(3.7)
	$	122.8

Purchase of ERCO Worldwide

On December 19, 2002, Superior acquired ERCO Worldwide (formerly known as the Pulp Chemicals Business of Sterling Chemicals, Inc.) for cash consideration of approximately $584.5 million on a debt-free basis. Using the purchase method for acquisitions, Superior consolidated the assets and liabilities from the acquisition and included earnings as of the closing date. Assets acquired and liabilities assumed were recorded at estimated fair values on the date of acquisition. Goodwill was recorded as the difference between the purchase price and the fair values of the acquired assets and assumed liabilities. The purchase price allocation was revised from the original estimate reported at December 31, 2002 by increasing working capital from $29.5 million to $30.9 million, and decreasing future taxes payable from $122.1 to $116.9 million. As a result, goodwill was decreased from $83.0 million to $76.4 million. The final allocation of consideration paid by Superior was as follows:

Cash consideration paid	$ 577.5		Capital assets	$ 548.2
Acquisition costs	7.0		Intangible assets	65.3
	$ 584.5		Goodwill	76.4
			Working capital, net	30.9
			Future income taxes	(116.9)
			Future employee benefits	(16.4)
			Other liabilities	(3.0)
				$ 584.5

7. Accounts Receivable

Superior sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank, and has accounted for the sale in accordance with the CICA guidelines relating to transfers of receivables. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold under the program fluctuates seasonally. At December 31, 2003, proceeds of $100.0 million (2002 – $68.6 million) had been received. The fair value of the retained interest arising from the sale at December 31, 2003 was $13.9 million (2002 – $11.9 million) and was estimated by discounting expected cash flows at prevailing money market rates. Cash flows related to this sales program were as follows:

	2003	2002
Proceeds, beginning	**$ 68.6**	$ 67.6
Proceeds from the initial addition of ERCO Worldwide receivables	**30.0**	–
Proceeds from collections re-invested in revolving period sales	**1,056.8**	677.9
Remittances of amounts collected on sales	**(1,055.4)**	(676.9)
Proceeds from accounts receivable sales	**$100.0**	$ 68.6

8. Inventories

	2003	2002
Propane	**$26.8**	$24.6
Propane Retailing materials, supplies, appliances and other	**12.9**	14.8
Pulp Chemical finished goods and raw materials	**8.9**	6.5
Pulp Chemical stores, supplies and other	**9.1**	9.1
	$57.7	$55.0

9. Capital Assets, Intangible Assets and Goodwill

	2003			2002		
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Land	**$ 27.1**	**$ –**	**$ 27.1**	$ 30.4	$ –	$ 30.4
Buildings	**99.8**	**13.3**	**86.5**	86.6	11.1	75.5
Pulp Chemicals plant & equipment	**595.3**	**41.3**	**554.0**	480.8	1.3	479.5
Propane retailing equipment	**399.4**	**285.3**	**114.1**	393.6	261.3	132.3
Capital Assets	**1,121.6**	**339.9**	**781.7**	991.4	273.7	717.7
Pulp Chemicals intangible assets	**54.5**	**5.6**	**48.9**	66.7	0.2	66.5
Deferred finance charges	**16.8**	**5.9**	**10.9**	13.9	1.7	12.2
Intangible Assets	**71.3**	**11.5**	**59.8**	80.6	1.9	78.7
Goodwill	**539.8**	**92.1**	**447.7**	530.2	92.1	438.1
Total capital assets, intangible assets and goodwill	**$1,732.7**	**$443.5**	**$1,289.2**	$1,602.2	$367.7	$1,234.5

10. Revolving Term Bank Credits and Term Loans

	Maturity Dates	Effective Interest Rates (3)	2003	2002
ERCO Worldwide acquisition credit facility			$ -	$ 340.0
Revolving term bank credits (1)				
LIBOR Loans ($US 50.5 million)	2005 to 2006	Floating LIBOR rate plus applicable credit spread	$ 65.3	$ -
Banker's Acceptances	2005 to 2006	Floating BA rate plus applicable credit spread	45.7	103.4
			$ 111.0	$ 103.4
Term Loans (2)				
Terms loans subject to floating interest rates	2013 to 2015	Floating BA rate plus 1.7%	109.9	-
Term loans subject to fixed interest rates ($US 75.0 million)	2009 to 2013	6.65%	96.9	-
			$ 206.8	$ -
Total revolving term bank credits and term loans			$ 317.8	$ 103.4

(1) During 2003, Superior and its wholly owned subsidiary ERCO Worldwide Holdings Inc., renewed and expanded its secured revolving term bank credit facilities. Superior has revolving term credit capacity of $245.0 million, an increase of $105.0 million from December 31, 2002 levels. These facilities are secured by a general charge over the assets of Superior.

(2) On October 29, 2003, Superior issued Senior Secured Notes (the "Notes") totaling $US 160.0 million ($CDN 206.8 million at December 31, 2003), secured by a general charge over the assets of Superior. Proceeds were used to complete the repayment of the ERCO Worldwide acquisition credit facility. Repayments of principal begins in 2009. The estimated fair value of the Notes at December 31, 2003 was CDN$ 205.2 million. In conjunction with the issue of the Notes, Superior swapped $US 85 million ($CDN 109.9 million at December 31, 2003) of the principal and fixed rate obligations into a Canadian dollar floating rate obligation. The estimated fair value of this interest rate swap agreement at December 31, 2003 was a gain of $1.3 million. Superior has also swapped a further $US 10 million of principal to Canadian dollar principal obligation.

(3) The fixed interest rate obligation on $100 million of the Fund's Debentures (see Note 14) was swapped into a floating rate obligation in order to maintain the floating interest rate profile of the debt that was repaid from the Debenture proceeds. The estimated fair value of this swap agreement at December 31, 2003 was a gain of $5.9 million (2002 - $5.8 million gain).

Repayment requirements of the revolving term bank credits and term loans are as follows:

Current portion	$ -
Due in 2005	37.2
Due in 2006	73.8
Due in 2007	-
Due in 2008	-
Subsequent to 2008	206.8
Total	$ 317.8

Interest paid on the ERCO acquisition credit facility, revolving term bank credits and term loans during 2003 amounted to $14.7 million (2002 - $2.8 million) comprised of $17.5 million (2002 - $5.0 million) related to debt, net of payments received of $2.8 million (2002: $2.2 million) under interest rate swap agreements.

11. Future Employee Benefits

Superior has defined benefit ("DB") and defined contribution ("DC") pension plans covering most employees. The benefits provided under the DB pension plan are based on the employees' years of service and on the highest average earnings for a specified number of consecutive years. Information about Superior's DB and other post-retirement benefit plans as at December 31, 2003 and 2002 in aggregate, is as follows:

	Propane Pension Benefit Plans [1]		Pulp Chemicals Pension Benefit Plans [2]		Total Other Benefit Plans	
	2003	2002	**2003**	2002	**2003**	2002
Accrued benefit obligation, beginning of year	**$51.3**	$53.2	**$38.9**	$–	**$17.9**	$8.4
Obligation assumed on acquisition of ERCO (Note 4)	–	–	–	$38.2	–	5.4
Current service cost	**0.5**	0.4	**1.9**	–	**0.2**	–
Past service cost	–	–	**1.3**	–	–	–
Interest cost	**3.2**	3.3	**2.6**	0.1	**1.2**	0.5
Benefits paid	**(5.5)**	(5.4)	**(0.8)**	–	**(1.0)**	(0.9)
Actuarial loss/(gain)	**3.8**	(0.2)	**0.9**	0.6	**0.6**	4.5
Accrued benefit obligation, end of year	**53.3**	51.3	**44.8**	38.9	**18.9**	17.9
Fair value of plan assets, beginning of year	**67.8**	80.7	**24.8**	–	–	–
Plan assets acquired on Pulp Chemicals acquisition	–	–	–	24.7	–	–
Actual return on plan assets	**5.5**	(5.1)	**3.0**	–	–	–
Transfers to DC plan	**(2.4)**	(2.4)	–	–	–	–
Employer contributions	–	–	**3.2**	0.1	**0.9**	0.9
Benefits paid	**(5.4)**	(5.4)	**(0.8)**	–	**(0.9)**	(0.9)
Fair value of plan assets, end of year	**65.5**	67.8	**30.2**	24.8	–	–
Funded status – plan surplus (deficit)	**12.2**	16.5	**(14.6)**	(14.1)	**(18.9)**	(17.9)
Unamortized net actuarial loss/(gain)	**19.0**	17.9	**(0.3)**	–	**4.8**	4.5
Unamortized past service costs	–	–	**1.3**	–	–	–
Unamortized transitional asset	**(1.0)**	(1.4)	–	–	–	–
Accrued net benefit asset [1]	**$30.2**	$33.0				
Accrued net benefit obligation			**$(13.6)**	$(14.1)	**$(14.1)**	$(13.4)
Current portion of accrued net benefit obligation recorded in accounts payable and accrued liabilities			**$3.3**	$3.1	**$1.0**	$0.9
Long term accrued net benefit obligation (2003-$23.4 million; 2002 - $23.5 million)			**$(10.3)**	$(11.0)	**$(13.1)**	$(12.5)

[1] None of which is recorded on the balance sheet or the income statement.

[2] Acquired December 19, 2002.

The accrued net benefit obligation related to the total other benefit plans of the Propane Retailing and Pulp Chemical businesses in 2003 was $14.1 million (2002: $13.4 million) and an expense of $1.7 million (2002: $0.1 million) which has been recorded in the Consolidated Financial Statements.

Superior's DC pension plans are fully funded by their nature. Accordingly, DC pension plan assets equal the related obligation. The total cost of Superior Propane's DC plan in 2003 was $2.4 million (2002 - $2.4 million) and was fully funded and offset by the return earned on the unrecognized DB plan's net benefit asset. The Propane Retailing Business expects to continue to fund its required annual obligation under the DC pension plan over the medium term from returns earned on the DB plan's net benefit asset.

The significant actuarial assumptions adopted in measuring accrued benefit obligations are as follows:

	DB Plans		Other Benefit Plans	
	2003	2002	**2003**	2002
Discount rate	**6.25%**	6.50%	**6.25%**	6.50%
Expected long-term rate of return on plan assets [1]	**7.00%**	7.00%	**–**	–
Rate of compensation increase	**4.25%**	4.50%	**4.25%**	4.50%

[1] Based on market related values.

The weighted average annual assumed health care cost inflation trend used in the calculation of accrued other benefit plan obligations is 10.0% initially, decreasing gradually to 5% in 2008 and thereafter. A 1% change in the health care trend rate would result in a change to the accrued benefit obligation of $0.6 million and a change to the current service expense of $0.1 million.

The most recent funding valuation dates for Superior's DB plans was January 1, 2003. The next funding valuation dates are scheduled between January 1, 2004 and January 1, 2006.

The fair value of DB plan assets at December 31, 2003 are comprised of the following major investment categories: cash and cash equivalents 4%; bonds 42%; Canadian equities 30%; U.S. equities 14%; foreign equities 10%. None of the plans hold investments in the Fund.

12. Income Taxes of Superior

The provision for income taxes in the consolidated statements of earnings and deficit reflects the consolidation of Superior's income tax (recovery)/expense. The components of the future income tax liability at December 31, 2003 and 2002 are as follows:

	2003	2002
Excess of carrying value of assets over tax values	**$(174.1)**	$(165.7)
Income tax asset related to losses carried forward	**34.2**	8.9
Accounting reserves, deductible when paid	**14.7**	13.9
Future income tax liability	**$(125.2)**	$(142.9)

Total income taxes are different than the amount computed by applying the combined expected Canadian and provincial tax rates of 36.5% (2002 - 39.2%) to income before taxes. The reasons for these differences are as follows:

	2003	2002
Net earnings/(loss)	**$ (19.6)**	$ 60.6
Add back income tax (recovery)/expense of Superior	**(40.4)**	4.4
(Loss)/earnings of the Fund before taxes	**$ (60.0)**	$ 65.0
Canadian statutory rate of income taxes	**36.5%**	39.2%
Computed tax (recovery)/expense	**$ (21.9)**	$ 25.5
Increase (decrease) in income taxes resulting from:		
Shareholder Note interest expense eliminated on consolidation	**(43.6)**	(25.1)
Expenses of the Fund	**2.1**	0.4
Interest on the Fund's convertible unsecured subordinated debentures	**9.0**	3.2
Changes in future federal and provincial income tax rates	**10.7**	-
Federal and provincial capital taxes	**3.2**	0.7
Other items, net	**0.1**	(0.3)
Reported income tax (recovery)/expense	**$ (40.4)**	**$ 4.4**

Taxes paid during 2003 totaled $3.2 million (2002 - $0.7 million) and were comprised solely of federal and provincial capital tax.

13. Unitholders' Equity

Authorized

The Fund may issue an unlimited number of trust units. Each trust unit represents an equal undivided beneficial interest in any distributions from the Fund and in the net assets in the event of termination or wind-up of the Fund. All trust units are of the same class with equal rights and privileges.

	Issued Number of Trust Units (millions)	Equity
Unitholders' equity, December 31, 2001	**45.9**	**$352.1**
Conversion feature of convertible unsecured subordinated debentures (Note 14)	–	1.0
Conversion of Series 1 Debentures ($30.3 converted @ $16 per unit), and exercise of trust unit options (Note 14)	1.9	30.1
Contributed surplus of $1.3 million from trust unit incentive plan compensation, net of charge to deficit of $1.1 million (Note 15)	–	0.2
Currency translation adjustment	–	(0.9)
Net earnings	–	60.6
Distributions to unitholders	–	(93.3)
Unitholders' equity, December 31, 2002	**47.8**	**$349.8**
Trust units issued as a result of the management internalization transaction and retention arrangements (Note 17(i))	7.0	137.5
Warrants issued as a result of the management internalization transaction (3.5 million warrants exersizable @ $20 per trust unit, exersizable until May 8, 2008 (Note 17(i))	–	1.3
Management internalization retention arrangements (Note 17 (i))	0.3	-
Trust units issued to finance the ERCO Worldwide acquisition (Note 6)	4.5	88.9
Trust units issued to finance the Albchem acquisition (Note 6)	4.9	100.2
Conversion of Debentures – (Series 1 - $44.1 million converted @ $16 per unit; and Series 2 - $41.1 million converted @ $20 per unit) (Note 14)	4.8	82.7
Exercise of trust unit options (Note 15)	0.1	–
Trust unit incentive plan compensation expense (Note 15)	–	2.5
Currency translation adjustment	–	1.0
Net earnings	–	(19.6)
Distributions to unitholders	–	(133.4)
Unitholders' equity, December 31, 2003	**69.4**	**610.9**

Unitholders' Capital and Deficit at December 31, 2003 and 2002 consists of the following components:

	2003	2002
Unitholders' capital		
Trust unit equity	**987.5**	577.7
Warrants and conversion feature on convertible Debentures	**2.4**	1.6
Contributed surplus	**3.8**	1.3
	993.7	580.6
Deficit		
Retained earnings from operations	**149.1**	168.7
Accumulated distributions on trust unit equity	**(532.0)**	(398.6)
	(382.9)	(229.9)

Retained earnings from operations is comprised of cumulative net earnings and prior period adjustments for the adoption of changes in accounting policies.

(i) The weighted average number of trust units used in the calculation of basic net earnings per trust unit before distributable cash flow per trust unit was 59.4 million trust units in 2003 (46.9 million in 2002). The number of trust units used in the calculation of diluted net earnings per trust unit and distributable cash flow per trust unit, was calculated using 76.8 million trust units in 2003 (52.8 million in 2002) and reflects the assumed conversion of all outstanding Series 1 (2.8 million trust units) and Series 2 (12.2 million trust units) Debentures, and the exercise of all trust unit options (0.1 million trust units) and warrants (2.3 million trust units).

(ii) Future Financing: The Fund, at the request of Superior, is obligated to use its commercial best efforts to raise funds to acquire additional Shareholder Notes and Common Shares of Superior to provide Superior with additional capital.

14. Convertible Debentures

The Fund has issued two series of Debentures denoted as Series 1 and Series 2 as follows:

	Series 1	Series 2	Total
Maturity date	July 31, 2007	November 1, 2008	
Fixed distribution rate	8%	8%	
Conversion price per trust unit	$16.00	$20.00	
Principal outstanding December 31, 2001	$100.0	$–	$100.0
December 17, 2002 issue	–	250.0	250.0
Conversions during 2002	(30.3)	-	(30.3)
Principal outstanding December 31, 2002	69.7	250.0	319.7
Conversions during 2003	(44.1)	(41.1)	(85.2)
Principal outstanding December 31, 2003	25.6	208.9	234.5
Less unamortized accretion discount			(1.5)
Carrying value			233.0
Quoted market value at December 31, 2003	$40.5	$261.1	$301.6

On December 17, 2002, the Fund issued $250 million, 8% Debentures maturing on November 1, 2008 (the "Series 2 Debentures") for net proceeds after issue costs of $239.5 million. On January 31, 2001 the Fund issued $100 million, 8% Debentures maturing on July 31, 2007 (the "Series 1 Debentures") for net proceeds after issue costs of $96.7 million.

The Debentures may be converted into trust units at the option of the holder at any time prior to maturity and may be redeemed by the Fund in certain circumstances. The Fund may elect to pay interest and principal upon maturity or redemption by issuing trust units to a trustee in the case of interest payments, and to the Debentureholders in the case of payment of principal. The number of any trust units issued will be determined based on market prices for the trust units at the time of issuance.

Interest paid on the Series 1 and Series 2 debentures during 2003 amounted to $22.7 million (2002: $7.7 million)

15. Trust Unit Incentive Plan ("TUIP")

Under the terms of the Fund's TUIP, market growth options may be issued to directors, senior officers and employees of Superior. The number of trust units issued is equal to the growth in value of the options at the time the options are exercised, represented by the market price less the exercise price times the number of options exercised, divided by the current market price of the trust units issued. Under the terms of the TUIP, options granted prior to 2003 were granted for a 4-year term and are exercisable as to one-third immediately and an additional one-third on the first and second anniversary of the date of grant. Options granted during 2003 were granted for a 5-year term and are exercisable as to one-fifth immediately, and an additional one-fifth on each anniversary date of the grant. During 2003, 0.1 million trust units were issued under the TUIP (2002 – 0.1 million trust units).

During 2002, the retroactive adoption of the new standard for accounting for stock-based compensation as recommended by the CICA resulted in the recording of $1.1 million to contributed surplus and a corresponding charge to the deficit. Trust unit compensation expense of $2.5 million was charged to contributed surplus in 2003 (2002: $0.2 million). No amounts are owing from employees under the TUIP. The exercise price of the TUIP options equals the market price of trust units on the date of the grant.

A summary of the status of the Fund's TUIP as at December 31, 2003 and 2002 and changes during these years is summarized below:

	2003		2002	
	Options (000's)	**Weighted Average Exercise Price**	*Options* (000's)	Weighted Average Exercise Price
Options outstanding at beginning of year	**494**	**$16.53**	600	$14.76
Granted	**861**	**20.26**	287	18.04
Exercised	**(266)**	**16.11**	(326)	14.67
Forfeited	**(29)**	**18.98**	(67)	16.14
Options outstanding at end of year	**1,060**	**$19.60**	494	$16.53
Options exercisable at end of year	**326**	**$18.66**	253	$15.71

The following summarizes information about the trust unit options outstanding at December 31, 2003:

		Options Outstanding		**Options Exercisable**	
Range of Exercise Prices	**(000's) Outstanding at December 31, 2003**	**Weighted Average Remaining Contractual Life**	**Weighted Average Exercise Price**	**(000's) Exercisable at December 31, 2003**	**Weighted Average Exercisable Price**
$13.25 - $16.30	78	1.2 years	$15.34	78	$15.34
$17.46 - $19.65	795	3.9 years	$19.39	203	$19.18
$21.00 - $23.56	187	4.0 years	$22.27	45	$22.05

16. Commitments

(i) Lease commitments for premises, rail cars and other equipment for the next five years and thereafter as follows:

2004	$ 15.3
2005	10.9
2006	7.5
2007	5.5
2008	4.0
2009 and thereafter	5.8

(ii) Fixed-price purchase commitments under long-term natural gas and propane contracts for the next five years and thereafter are provided below. Superior is similarly committed to long-term, fixed-price natural gas and propane sales contracts to supply customers.

	Natural Gas	Propane	Total
2004	$ 116.4	$ 148.6	$ 265.0
2005	47.9	17.8	65.7
2006	22.0	-	22.0
2007	2.4	-	2.4
2008	1.3	-	1.3

(iii) ERCO Worldwide has entered into fixed price electricity purchase contracts totaling 73 megawatts per hour for a portion of its Alberta power requirements, for up to 13 years at an average cost of $45.38 per megawatt hours. Commitments for the next 5 years and thereafter are as follows:

2004	$ 29.1
2005	29.0
2006	19.7
2007	17.7
2008	17.7
2009 and thereafter	159.7

(iv) Superior has entered into long term forward contracts to sell U.S. dollars in order to hedge net U.S. dollar revenues as follows:

	$ US	Conversion Rate
2004	$35.4	1.4081
2005	$48.0	1.3951
2006	$ 9.0	1.4553

As of December 31, 2003 the estimated mark to market gain on long-term foreign currency forward contracts was $9.5 million.

17. Related Party Transactions and Agreements

(i) Management Internalization Transaction

Pursuant to the Management and Administration agreements (collectively the "Management Agreements") between Superior Capital Management Inc. ("SCMI"), Superior, and the Fund, SCMI provided executive management and other services to Superior and the Fund. The Management Agreements provided for the full recovery of all expenses of SCMI attributable to the management of Superior. There were no payments related to salary and benefit expenses incurred by SCMI for the SCMI Senior Executives in 2003 (2002 - $1.0 million).

The Management Agreement had entitled SCMI to earn incentive fees, which were based upon the level of cash flow distributed to the Fund in respect of a calendar year. The incentive fees were payable annually on April 15th of the year following the applicable year. SCMI, as the manager, was entitled to incentive fees in respect of a year when distributions by Superior in respect of that year were within the following target ranges:

	Cash Flow Distributed to the Fund Per Trust Unit	Incentive Fee Entitlement of the Manager
	Less than $1.27	Nil
First target	$1.28 to $1.45	15% [1]
Second target	$1.46 to $1.89	25% [1]
Third target	$1.90 and greater	50% [1]

[1] Percentage of incremental cash flow in excess of the cash flow amount calculated under the previous target range.

Distributions with respect to Superior's 2002 operations reached $1.93 per trust unit resulting in management incentive fees of $11.1 million for the year ended December 31, 2002. The Management Agreements were terminated May 8, 2003, effective January 1, 2003, and therefore no incentive fees or administrative fees were payable for the year ended December 31, 2003.

The cost to terminate the Management Agreements was $141.3 million, which has been charged to net earnings. Cash paid to the Manager and Administrator to terminate the contracts were immediately re-invested into trust units and warrants. The following table summarizes the financing of the transaction:

Trust Units Issued (7.0 million @ $19.65/unit)	$ 137.5
Warrants Issued (3.5 million @ $0.36/unit)	1.3
Cash Transaction Costs	2.5
Total Management Internalization Cost	$ 141.3

Of the 7.0 million trust units issued, 0.9 million-trust units received by executive officers of Superior are held in escrow, and will be released over a period of 4 years. The 3.5 million warrants, exercisable to purchase trust units for five years at a price of $20.00 per trust unit, were valued using an option pricing model. No warrants were excersised during 2003. Future taxes payable have been reduced by $48.8 million as a result of the internalization transaction. Internalization costs have not been included in the calculation of distributable cash flow due to the accretive nature of the Management Internalization transaction (See Note 1).

In addition, non-interest-bearing loans aggregating $6.5 million were advanced to the executive officers and were used to fund the purchase of 0.325 million-trust units at $20.00 per trust unit. The loans are to be repaid over a four-year period in the form of annual retention bonuses. The loans receivable have not been recorded as an asset by Superior, but have been recorded within Unitholders' capital, in recognition of the certainty of collection over the next four years.

(ii) Management Trust Unit Purchase Plan Loan Guarantee

A number of senior employees of Superior have obtained guarantees from Superior under the terms of the Management Trust Unit Purchase Plan (the "MTUPP"), whereby participants may acquire trust units of the Fund through open market purchases in pledge accounts established by individual participants with an investment dealer.

Participants borrow directly from a chartered bank the entire cash amount required to make the trust unit purchases with Superior guaranteeing up to 66% of the loan amount. As at December 31, 2003, the aggregate quoted market value of trust units owned under the MTUPP was $6.8 million (2002 – $9.2 million). The aggregate amount of participant loans from a chartered bank was $4.0 million (2002 – $7.3 million), which were supported by guarantees of Superior aggregating $2.7 million (2002 – $5.0 million).

18. Business Segments

Superior operates three distinct business segments: the delivery of propane and propane related services and accessories - the Propane Retailing Business; the manufacture and sale of chemicals and related products and services used primarily in the production of bleached pulp - the Pulp Chemicals Business; and the sale of natural gas under fixed price, fixed term contracts - the Natural Gas Retailing Business. Superior's corporate office arranges intersegment foreign exchange contracts from time to time between its business segments. As a result, in the accompanying tables, the elimination of intersegment revenues and cost of sales pertaining to intersegment foreign exchange gains and losses are eliminated under the Corporate cost column.

For the year ended December 31, 2003	Propane Retailing	Pulp Chemicals	Natural Gas Retailing	Corporate	Total Consolidated
Revenues	$ 727.1	$ 356.3	$ 152.2	$ (1.3)	$ 1,234.3
Cost of products sold	436.5	183.3	144.1	(1.3)	762.6
Gross profit	290.6	173.0	8.1	-	471.7
Expenses					
Operating & administrative	177.2	87.2	4.7	9.2	278.3
Depreciation of capital assets	21.4	45.2	-	-	66.6
Amortization of intangible assets	-	6.1	-	-	6.1
Interest on revolving term bank credits and term loans	-	-	-	14.7	14.7
Interest on convertible Debentures	-	-	-	22.7	22.7
Amortization of deferred convertible debenture issue costs	-	-	-	2.0	2.0
Management internalization (Note 4)	-	-	-	141.3	141.3
Income tax (recovery)/expense of Superior	34.8	16.7	1.2	(93.1)	(40.4)
	233.4	155.2	5.9	96.8	491.3
Net Earnings/(Loss)	57.2	17.8	2.2	(96.8)	(19.6)
Add: Depreciation, amortization of capital and intangible assets and convertible debenture issue costs	21.4	51.3	-	2.0	74.7
Trust unit incentive plan expense	-	-	-	2.5	2.5
Management internalization	-	-	-	141.3	141.3
Less: Maintenance capital expenditures, net	(3.5)	(6.4)	-	-	(9.9)
Future income tax (recovery)/expense	33.6	14.7	1.2	(93.1)	(43.6)
Distributable cash flow	$ 108.7	$ 77.4	$ 3.4	$ (44.1)	$ 145.4

For the year ended December 31, 2002	Propane Retailing	Pulp Chemicals	Natural Gas Retailing	Corporate	Total Consolidated
Revenues	$ 619.0	$ 10.5	$ 11.4	$ -	$ 640.9
Cost of products sold	328.8	5.4	10.9	-	345.1
Gross profit	290.2	5.1	0.5	-	295.8
Expenses					
Operating & administrative	173.9	1.8	0.7	3.6	180.0
Depreciation of capital assets	27.2	1.3	-	-	28.5
Amortization of intangible assets	-	0.2	-	-	0.2
Interest on revolving term bank credits and term loans	-	-	-	2.8	2.8
Interest on convertible Debentures	-	-	-	7.7	7.7
Amortization of deferred convertible debenture issue costs	-	-	-	0.5	0.5
Management incentive fee	-	-	-	11.1	11.1
Income tax expense/(recovery) of Superior	3.9	0.6	(0.1)	-	4.4
	205.0	3.9	0.6	25.7	235.2
Net earnings (loss)	85.2	1.2	(0.1)	(25.7)	60.6
Add: Depreciation and amortization of capital and intangible assets	27.2	1.5	-	-	29.2
Trust unit incentive plan recovery	-	-	-	0.2	0.2
Future income tax expense/(recovery)	3.3	0.5	(0.1)	-	3.7
Less: Maintenance capital expenditures, net	(3.0)	(0.1)	-	-	(3.1)
Distributable cash flow	$ 112.7	$ 3.1	$ (0.2)	$ (25.5)	$ 90.6

	Propane Retailing	Pulp Chemicals	Natural Gas Retailing	Corporate	Total Consolidated
Total assets as of December 31, 2003	$ 592.6	$ 826.6	$ 16.4	$ 8.1	$ 1,443.7
Total assets as of December 31, 2002	$ 614.6	$ 767.9	$ 10.2	$ 11.8	$ 1,404.5
Other capital (expenditures)/proceeds, net 2003	$ 0.3	$ (7.3)	-	-	$ (7.0)
Other capital (expenditures)/proceeds, net 2002	$ 5.1	-	$ (0.5)	-	$ 4.6

Geographic Information	Canada	United States	Other	Total Consolidated
Revenues for the year ended December 31, 2003	$ 1,053.9	$ 161.2	$ 19.2	$ 1,234.3
Capital assets as of December 31, 2003	$ 701.4	$ 80.3	$ -	$ 781.7
Total assets as of December 31, 2003	$ 1,351.2	$ 92.5	$ -	$ 1,443.7
Revenues for the year ended December 31, 2002	$ 635.4	$ 5.5	$ -	$ 640.9
Capital assets as of December 31, 2002	$ 612.1	$ 105.6	$ -	$ 717.7
Total assets as of December 31, 2002	$ 1,285.8	$ 118.7	$ -	$ 1,404.5

19. Comparative Figures

Certain reclassifications of prior year amounts have been made to conform to current year presentations.

Superior Plus Income Fund

Management's Discussion and Analysis of 2004 Third Quarter Results

Forward Looking Statements

Except for the historical and present factual information, certain statements contained herein are forward-looking. Such forward-looking statements are not guarantees of future performance and involve a number of known and unknown risks and uncertainties which may cause the actual results of Superior Plus Income Fund (the "Fund") or Superior Plus Inc. ("Superior") in future periods to differ materially from any projections expressed or implied by such forward-looking statements and therefore should not be unduly relied upon. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.

Distributable Cash Flow

Distributable cash flow of the Fund available for distribution to Unitholders, is equal to the cash flow from operations before changes in net working capital, after provision for maintenance capital expenditures. See Note 1 to the interim consolidated financial statements for the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund, Superior and its operating divisions. Readers are cautioned that distributable cash flow is not a defined performance measure under Generally Accepted Accounting Principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions over the course of the year. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before corporate and Fund expenses, interest expense and distributions on the Debentures. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.

The following should be read in conjunction with the Fund's Consolidated Interim Financial Statements (as restated) contained herein, along with the Management Discussion and Analysis and Consolidated Financial Statements for the year ended December 31, 2003 (as restated), and the Fund's First and Second Quarter Reports for the periods ended March 31, 2004 and June 30, 2004 (as restated) respectively.

As further described in Note 3 to the Consolidated Interim Financial Statements, the Fund has determined that certain adjustments are required to restate the Consolidated Interim Statements of Cash Flows for the three and nine month periods ended September 30, 2003. Superior has determined that it incorrectly classified the impact of foreign currency exchange rate changes among cash flows from operating activities and cash flow from financing activities. The restatements increased net cash provided by operating activities and decreased net cash provided by financing activities by $1.2 million for the three month period ended September 30, 2003 and decreased net cash provided by operating activities and increased net cash provided by financing activities by $26.3 million for the nine month period ended September 30, 2003. The restatements had no effect on distributable cash flow, the Consolidated Interim Statements of Net Loss and Deficit, or the Consolidated Interim Balance Sheets.

As further described in Note 4 to the Consolidated Interim Financial Statements, the Fund, effective December 2003, retroactively adopted the amendments to the CICA Handbook relating to its accounting for its convertible unsecured subordinated debentures (the "Debentures"), a financial instrument that may be settled at the issuer's option in cash or its own equity instruments and has accordingly restated its consolidated interim financial statements. The revised accounting standard requires that such financial instruments be classified as a liability with the related interest costs expensed as incurred and the related issue costs amortized over the term of the liability. In addition, a portion of the financial instrument relating to the conversion feature will be classified as an equity component resulting in the carrying value of the financial instrument being less than its face value. This change in accounting results in a reduction to the Fund's Unitholders' Capital offset by a liability and a deferred charge on the balance sheet as well as the expensing of interest charges through the statement of net earnings (loss) rather than being charged directly to the Unitholders' deficit. Distributable cash flow is unaffected by the adoption of this accounting policy.

Third Quarter and Year to Date Results

Third quarter distributable cash flow reached $36.1 million, an increase of $18.3 million (103%) over the prior year quarter as operating distributable cash flow improved from all businesses by a total of $17.0 million. The acquisition of The Winroc Corporation and related entities ("Winroc") on June 11, 2004, contributed $6.7 million of operating distributable cash flow in the third quarter. The acquisition of the Albchem Holdings Ltd. ("Albchem") pulp chemicals business on October 1, 2003 was the principal contributor to ERCO Worldwide's $5.3 million improvement in results. Improved margin performance and operating efficiency at Superior Propane contributed to a $4.7 million increase and continued profitable growth of Superior Energy Management's natural gas retailing business contributed the balance. The remaining $1.3 million increase in distributable cash flow was due to reduced convertible debenture interest, partially offset by higher interest costs associated with financing the Winroc acquisition.

Distributable cash flow per trust unit reached $0.49 in the third quarter, an increase of $0.22 per trust unit or 82% over the prior year period, as the 103% increase in distributable cash flow was partially offset by a 12% increase in the weighted average number of trust units outstanding. The comparison of distributable cash flow per trust unit to the prior year period was not significantly impacted by the timing of equity financings and the management internalization in 2003.

Distributable cash flow for the nine month period ended September 30, 2004 reached $127.5 million, an increase of $31.1 million (32%) over the prior year period. Operating distributable cash flow increased by $25.3 million as a result of contributions from the acquisitions of Albchem and Winroc, and organic growth at Superior Energy Management. Results from Superior Propane were comparable to the prior year period as improved second and third quarter performance was fully offset by soft first quarter 2004 results. Debenture interest decreased by $6.8 million from the prior year period due to Debenture conversions. Corporate expenses increased by $1.0 million over the prior year period due to higher compensation, governance and occupancy costs. Distributable cash flow per trust unit was $1.77, up $0.06 per trust unit (4%) from the prior year. Improved operating performance in 2004 contributed a $0.23/unit increase that was partially offset by the timing impact in 2003 of equity financings and the management internalization as follows:

$ 1.71	Nine months ended September 30, 2003 distributable cash flow per trust unit outstanding.
0.23	Increased operating distributable cash flow for the nine months ended September 30, 2004 over the comparable period.
(0.11)	Impact of issuance of 7.3 million trust units on May 8, 2003 resulting from the internalization of management agreements. No management incentive fee expense was recorded in 2003.
(0.06)	Refinancing of ERCO Worldwide acquisition credit facility with issuance of 4.5 million trust units in June 2003 and the conversion of $108.4 million Debentures into 5.5 million trust units since September 30, 2003.
$ 1.77	Nine months ended September 30, 2004 distributable cash flow per trust unit outstanding.

Distributable cash flow on a per trust unit basis is expected to continue to normalize over the remainder of 2004 as the impact of the issuance of trust units to finance the internalization of management agreements and refinancing of the ERCO Worldwide acquisition credit facility become included in the prior year results.

Net earnings for the three months and nine months ended September 30, 2004 were $20.4 million and $78.2 million respectively, compared to $11.5 million and a net loss of $46.3 million respectively, in the comparable prior year periods. The nine month period ended September 30, 2003 result was reduced by the one time management internalization cost of $141.3 million ($92.5 million after tax) which was excluded from distributable cash flow, due to the transaction's accretive nature. Nine month 2004 earnings include $2.6 million of management retention bonuses, which were in turn paid to Superior to repay trust unit purchase loans issued as part of the management internalization. These costs have been excluded from the calculation of distributable cash flow, consistent with the accounting for the management internalization costs in 2003. The remaining improvement in net earnings is due to the same reasons distributable cash flow has increased.

Operating Results - Superior Propane

Condensed operating results for the propane retailing business for the three and nine months ended September 30, 2004 and 2003, are provided in the following table:

	Three Months Ended Sept 30				**Nine Months Ended Sept 30**			
(millions of dollars except per litre amounts)	**2004**		2003		**2004**		2003	
Gross Profit		**¢/litre**		¢/litre		**¢/litre**		¢/litre
Propane sales	**46.3**	**16.0**	45.3	15.2	**177.2**	**16.0**	181.8	15.7
Other services	**9.9**	**3.4**	7.7	2.6	**29.2**	**2.7**	24.6	2.1
Total Gross Profit	**56.2**	**19.4**	53.0	17.8	**206.4**	**18.7**	206.4	17.8
Less:								
Cash operating, admin & cash tax costs	**(41.6)**	**(14.4)**	(43.5)	(14.6)	**(130.9)**	**(11.9)**	(132.2)	(11.4)
Cash generated from operations before changes in net working capital	**14.6**	**5.0**	9.5	3.2	**75.5**	**6.8**	74.2	6.4
Maintenance capital expenditures, net	**(1.3)**	**(0.4)**	(0.9)	(0.3)	**(3.0)**	**(0.3)**	(1.9)	(0.2)
Operating distributable cash flow	**13.3**	**4.6**	8.6	2.9	**72.5**	**6.5**	72.3	6.2
Propane volumes sold *(millions of litres)*	**289.8**		297.8		**1,105.7**		1,157.3	

Operating distributable cash flow for Superior Propane was $13.3 million, an increase of $4.7 million (55%) from the 2003 third quarter. Improved sales margins, other service revenue and operating efficiency, were partially offset by lower propane sales volumes.

Gross profit of $56.2 million was $3.2 million higher than the prior year period. Propane sales gross profit of $46.3 million was $1.0 million (2%) above the comparable prior year period, as a 5% improvement in sales margins was offset by a 3% decline in overall sales volumes due to lower auto propane sales. Average temperatures across Canada were comparable to the prior year period and the last 5 year comparable period average. Improved margins were realized in the industrial and automotive end use segments. Compared to the 2004 second quarter, propane sales volumes declined by 4% (2003 – 6%), due to the seasonal decline in space heating demand and the declining auto propane market. Other services gross profit of $9.9 million was $2.2 million higher than the prior year period, continuing the year to date trend, due to improved service and equipment rental performance.

Volume and Gross Profit by End Use Market Segment

	Three Months Ended September 30				Nine Months Ended September 30			
	2004		2003		2004		2003	
End Use Applications:	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)
Residential	25.1	8.2	25.3	8.3	132.6	42.9	141.2	47.6
Commercial	51.4	10.5	57.1	12.4	239.3	46.9	277.5	59.6
Agricultural	19.5	2.3	13.6	1.6	68.6	7.5	65.6	8.2
Industrial	135.7	18.0	134.4	15.7	504.5	59.9	486.4	49.0
Automotive	58.1	7.3	67.4	7.3	160.7	20.0	186.6	17.4
Other Services	–	9.9	–	7.7	–	29.2	–	24.6
	289.8	56.2	297.8	53.0	1,105.7	206.4	1,157.3	206.4
Average Margin(3)	16.0		15.2		16.0		15.7	

Volume and Gross Profit by Region

	Three Months Ended September 30				Nine Months Ended September 30			
	2004		2003		2004		2003	
Regions:	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)
Atlantic	22.0	5.8	21.8	5.7	85.1	22.6	86.8	22.6
Quebec	52.8	11.4	53.3	9.9	195.4	38.0	206.7	36.3
Ontario	64.0	13.0	69.3	13.0	255.2	55.2	284.4	59.0
Sask/Man	37.3	6.3	30.4	4.9	154.9	21.5	148.2	18.9
AB/NWT/YK	63.9	10.5	70.2	10.6	249.1	39.1	258.1	40.5
BC	49.8	9.2	52.8	8.9	166.0	30.0	173.1	29.1
	289.8	56.2	297.8	53.0	1,105.7	206.4	1,157.3	206.4
Average Margin(3)	16.0		15.2		16.0		15.7	

(1) Volume of propane sold (millions of litres) (2) Millions of dollars (3) Average propane sale margin (cents per litre)

Cash operating, administrative and capital tax costs of $41.6 million were $1.9 million (4%) lower than the prior year period. Improved operating efficiency reflected initial savings realized from the cost reduction initiatives undertaken in the second quarter that included a 7% reduction in employees. This initiative is expected to result in improved cost performance over the remainder of 2004. Net maintenance capital spending was comparable to the prior year period and is expected to be approximately $5 million for the 2004 year increasing to a $7 million to $9 million range in 2005. Growth capital expenditures included the acquisition of an Ontario fuel oil distributor during the quarter at a cost of $3.0 million. These expenditures have been included in "other capital expenditures" on the Consolidated Interim Statement of Cash Flows and have been excluded from the distributable cash flow calculation.

In mid September, Mr. David Eastin joined Superior Propane as President, replacing Mr. Geoff Mackey, President and CEO of Superior Plus, who had assumed the role of President of Superior Propane on an interim basis. Mr. Eastin is the former Senior Vice-President and Chief Operating Officer of Suburban Propane Partners, L.P., a leading propane retailer in the United States. He has strong management skills, with 24 years experience spanning all aspects of the propane retailing business.

ERCO Worldwide

Condensed operating results for the pulp chemicals business for the three and nine month periods ended September 30, 2004 and 2003 are provided below:

(millions of dollars except per metric tonne amounts)	Three Months Ended September 30				Nine Months Ended September 30			
	2004		2003		2004		2003	
Revenue		$ per MT		$ per MT		$ per MT		$ per MT
Chemical	**94.2**	**577**	78.0	565	**273.8**	**572**	235.8	577
Technology	**5.2**	**32**	4.0	29	**21.5**	**45**	18.4	45
Cost of Sales								
Chemical	**(48.8)**	**(300)**	(41.6)	(301)	**(140.7)**	**(294)**	(126.5)	(309)
Technology	**(2.2)**	**(13)**	(0.3)	(2)	**(10.8)**	**(22)**	(5.2)	(13)
Gross Profit	**48.4**	**296**	40.1	291	**143.8**	**301**	122.5	300
Less: Cash operating, admin & Cash tax costs	**(22.6)**	**(139)**	(20.5)	(149)	**(71.5)**	**(150)**	(64.9)	(159)
Cash generated from operations before changes in net working capital	**25.8**	**157**	19.6	142	**72.3**	**151**	57.6	141
Maintenance capital expenditures	**(2.6)**	**(16)**	(1.7)	(12)	**(4.9)**	**(10)**	(4.8)	(12)
Operating distributable cash flow	**23.2**	**141**	17.9	130	**67.4**	**141**	52.8	129
Chemical volumes sold (thousands of metric tonnes)	**163.0**		138.0		**478.0**		409.0	

ERCO Worldwide's operating distributable cash flow for the third quarter was $23.2 million, an increase of $5.3 million over the prior year period, due principally to the acquisition of Albchem in the fourth quarter of 2003.

Chemical revenues of $94.2 million increased by 21% over the prior year period, driven by a 18% increase in sales volumes due to the acquisition of Albchem. This contributed an $8.3 million increase in gross profit. Average realized selling prices were improved by 2% from the prior year period, as price increases and the impact of Superior's foreign exchange hedging program, outpaced the impact of the year over year appreciation of the Canadian dollar on United States dollar denominated sales. See "Corporate" for more details on foreign exchange hedging positions. Cost of sales per tonne declined marginally to $300/tonne, as production efficiency gains realized from the cell replacement project and lower raw material costs, outpaced increased electricity rates. Technology gross profit of $3.0 million declined by $0.7 million over the prior year period due to royalty license expirations in the normal course.

Cash operating, administrative and tax costs were $22.6 million, an increase of $2.1 million (10%) over the prior year period due to the addition of the two acquired Albchem sodium chlorate plants as well as costs incurred associated with exiting the calcium hypochlorite business. Gross profit generated from increased production of chlorine and caustic is anticipated to fully offset the elimination of calcium hypochlorite production going forward. Maintenance capital expenditures of $2.6 million in the third quarter were $0.9 million higher than the prior year period and are anticipated to be in the $7 million to $8 million range for the 2004 year.

Growth capital expenditures on the 5 year cell replacement program were $1.2 million during the quarter ($10.9 million cumulatively). The remaining estimated cost to complete the program is $15 million over the next 3 years. The cell replacement program is considered to be growth capital in nature as the project will improve the overall efficiency of the business.

During the quarter, ERCO Worldwide entered into a long-term agreement with CMPC Celulosa S.A. ("CMPC"), a division of Empresas CMPC S.A. to supply sodium chlorate to CMPC's three pulp mills in Chile. As part of this agreement, ERCO Worldwide will construct a sodium chlorate manufacturing plant adjacent to the CMPC Pacifico Mill at an estimated cost of CDN $65 million. This new plant is scheduled to start up in mid-2006 and will increase ERCO Worldwide's annual sodium chlorate production capacity by 10% to approximately 635,000 tonnes. Procurement and site permitting work has been initiated. Construction costs will be funded from existing revolving term bank credit facilities.

Winroc

Superior purchased Winroc, a North American walls and ceilings construction products distribution business effective June 11, 2004 on a debt free basis, for cash consideration of $104.2 million, including transaction costs. The acquisition of Winroc provides Superior with further business diversification and an additional platform for value growth. Winroc is a strong and well established margin based distribution service business with characteristics similar to that of Superior Propane and meets Superior's acquisition criteria and objectives. The accounting for the acquisition is more fully described in Note 5 to the Consolidated Interim Financial Statements.

Winroc generated strong performance in the third quarter, contributing $6.7 million of operating distributable cash flow and $8.1 million since its acquisition on June 11, 2004. Winroc's sales are typically highest in the second and third quarters consistent with building and remodeling activities. Condensed operating results for Winroc for the three and nine month periods ended September 30, 2004 and 2003 are provided below for comparison purposes.

(millions of dollars)	**Three Months Ended September 30**		**June 11 - September 30**	**Nine Months Ended September 30**	
	2004	**2003**	**2004**	**2004**	**2003**
Distribution sales gross profit	**21.4**	16.3	**26.0**	59.0	46.5
Direct sales gross profit	**1.1**	0.9	**1.4**	3.2	2.5
Gross Profit	**22.5**	17.2	**27.4**	62.2	49
Less: Cash operating, admin & cash tax costs	**(14.6)**	(11.9)	**(17.7)**	(41.5)	(35.6)
Cash generated from operations before *changes in net working capital*	**7.9**	5.3	**9.7**	20.7	13.4
Capital expenditures, net	**(1.2)**	(2.5)	**(1.6)**	(5.9)	(4.8)
Operating distributable cash flow	**6.7**	2.8	**8.1**	14.8	8.6

Operating distributable cash flow for the third quarter of $6.7 million was more than double the prior year period due to higher sales volumes at existing distribution branches and the addition of three new branch locations, and lower capital expenditures. Sales volumes were particularly strong in the United States, driven by robust new home construction activity. Sales margins were comparable to the prior year period. Cash operating, administration and tax costs were $14.6 million in the third quarter, up $2.7 million (23%) over the prior year period due to increased sales volumes and cash taxes. Maintenance capital expenditures of $1.2 million are consistent with anticipated expenditure requirements going forward. Expenditures in the third quarter of 2003 were approximately double the level in the current year period to support anticipated increases in distribution volumes.

Superior Energy Management ("SEM")

Condensed operating results from SEM's natural gas retailing business for the three and nine month periods ended September 30, 2004 and 2003, are provided below:

(millions of dollars except per GJ amounts)	Three Months Ended September 30				Nine Months Ended September 30			
	2004		2003		2004		2003	
		¢ per GJ		¢ per GJ		¢ per GJ		¢ per GJ
Gross profit	**3.1**	**42.3**	1.9	29.5	**10.0**	**48.8**	5.3	35.8
Cash operating, admin. & selling costs	**(2.0)**	**(26.8)**	(1.1)	(16.4)	**(5.2)**	**(25.4)**	(2.9)	(19.6)
Operating distributable cash flow	**1.1**	**15.5**	0.8	13.1	**4.8**	**23.4**	2.4	16.2
Gigajoules of natural gas sold (millions)	**7.1**		6.1		**20.5**		14.8	

SEM generated $1.1 million of operating distributable cash flow in the third quarter, an increase of $0.3 million (38%) over the prior year period. Gross profit reached $3.1 million, up $1.2 million (63%) over the prior year period, driven by a 44% increase in sales margins and a 16% increase in sales volumes. SEM continued to grow its residential, commercial and light industrial customer base in Ontario and Quebec. Third quarter sales volumes during the third quarter reached 7.1 gigajoules ("GJ"), up 3% over second quarter 2004 levels. The majority of new sales contracts entered into during the third quarter continued to be for a 5 year term, increasing the average remaining term of SEM's sales contracts to approximately 40 months, almost twice the 2003 year end average of 22 months. Sales margins in the third quarter at 42.3 cents/GJ, were significantly higher than in the prior year period, as customer contracts acquired in the fourth quarter of 2002 from a third party at no margin, were renewed at normal commercial margins throughout 2003. Expenses of $2.0 million were double the prior year period amount, due to higher sales commissions and administrative costs in support of increased activity levels.

Corporate

Approximately 74%, 73%, 41% and 16% of Superior's estimated net US dollar cash flows for the remainder of 2004, 2005, 2006 and 2007 respectively, have been hedged through a combination of external third party contracts (See Note 11 to the Consolidated Interim Financial Statements) and by matching with SEM's US dollar purchase requirements. SEM contracts for a portion of its fixed price natural gas purchases in US dollars and enters into forward US dollar purchase contracts to create an effective Canadian dollar purchase cost.

Cash corporate expenses of $1.1 million, were comparable to the prior year period. Cash taxes were limited to federal and provincial capital taxes of $0.9 million, similar to prior year period levels, as income taxes were fully deferred. Capital and income taxes have been allocated to Superior's four business segments based on net taxable capital deployed and net earnings respectively.

Interest expense on revolving term bank credits and term loans increased by $1.4 million to $3.9 million due to increased debt levels associated with financing the Winroc acquisition. The impact of lower floating interest rates experienced in 2004 was largely offset by the issuance of higher cost 10-year average life debt in the fourth quarter of 2003.

Interest on the Series 1 and Series 2 Debentures totaled $3.2 million, a decrease of $2.4 million from the prior year period due to the conversion of $108.4 million of Debentures into 5.5 million trust units since September 30, 2003. During the third quarter, there were $10.5 million of Debenture conversions into 0.6 million trust units. Conversions of Debentures have accelerated over the last twelve month period in response to the 20% increase in the trust unit trading price since September 30, 2003.

The weighted average number of trust units outstanding in the third quarter was 73.3 million trust units, an increase of 8.1 million trust units (12%) over the prior year period. In addition to the Debenture conversions described above, the average number of trust units outstanding increased due to the issue of 0.4 million trust units in 2004 (0.1 million trust units in the third quarter) related to the exercise of trust unit warrants issued as part of the management internalization transaction and the issue of 4.85 million trust units in August 2003 to partially fund the Albchem acquisition.

Liquidity and Capital Resources

As at September 30, 2004, revolving term bank credits and term loans totaled $413.0 million, an increase of $95.2 million over 2003 year end levels. Financing of the $104.2 million Winroc acquisition in the second quarter, offset by $8.1 million of proceeds realized from the exercise of trust unit warrants, contributed to the increase in debt levels. Superior's net working capital requirements increased in the third quarter by $17.5 million from June 30, 2004 (YTD - $31.0 million decrease) due mainly to the commencement of seasonal increases at Superior Propane and increased activity levels at Winroc. Superior Propane's working capital requirements peak seasonally in the first quarter and then decline through the second and third quarter before building again in the fourth quarter, consistent with the demand profile of its heating end use customers. Superior's revolving trade accounts receivable sales program is used to finance a portion of its working capital requirements and represents an off-balance sheet obligation. For segmented information of the Corporation's working capital net of the accounts receivable securitization program, see Note 12 to the Interim Consolidated Financial Statements. Proceeds from the sale of accounts receivable reduced seasonally during the third quarter by $6.4 million to $79.2 million as at September 30, 2004 (September 30, 2003 - $76.3 million).

Superior continues to enjoy a strong balance sheet as senior debt (including off-balance sheet accounts receivable sales program amounts) at September 30, 2004 was 2.1 times earnings before interest, taxes depreciation and amortization for the last 12 month period (including the Winroc acquisition on a pro forma basis) as calculated in accordance with its debt covenants. During the third quarter, Superior expanded and extended the term of its secured revolving term bank credit facilities with eight banks for a total capacity of $355 million, an increase of 45% from previous levels. Banking capacity has been increased to keep pace with the expansion of Superior's businesses. As a result of extending the term of these borrowing facilities, no borrowings were classified as current liabilities at September 30, 2004 ($27.7 million at June 30, 2004).

New Accounting Policies

In addition to the retroactive adoption of amendments to the CICA Handbook relating to the Fund's accounting for its convertible debentures as previously described in this Management Discussion and Analysis, the following new accounting pronouncements effect the Fund:

Effective January 1, 2004, the Fund adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") regarding asset retirement obligations and the impairment of long-lived assets. The new standard for asset retirement obligations changes the method of estimating and accounting for future site restoration costs. Total estimated asset retirement obligations are discounted to estimate the fair value of the obligation and recorded as a liability when the related assets are constructed and commissioned. The fair value of the obligation increases the value of property, plant and equipment and is depleted over the life of the asset. Accretion expense, resulting from the changes in the present value of the liability due to the passage of time is recorded as part of interest and financing costs. The impairment of long-lived

assets recommendations provides guidance on the recognition, measurement and disclosure of impairment of long-lived assets. There is a requirement to recognize an impairment loss for a long-lived asset when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The adoption of these standards has no impact on the financial statements of the Fund as there are no obligations that meet the asset retirement obligation requirements, nor were there indications of impairment of long-lived assets.

The CICA modified Accounting Guideline 13 ("AcG - 13") "Hedging relationships", effective January 1, 2004, to clarify circumstances where hedge accounting is appropriate. In addition, the CICA simultaneously amended EIC 128, "Accounting for Trading, Speculative or Non Trading derivative Financial Instruments" to require that all derivative instruments that do not qualify as a hedge under AcG - 13, or are not designated as a hedge, be recorded on the balance sheet as either an asset or a liability with the changes in fair value recognized in earnings.

The Fund uses derivative instruments to reduce its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates. The Fund formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Fund also formally assesses, both at the hedge's inception and on an ongoing basis, the effectiveness of derivatives in offsetting changes in fair values or cash flows of hedged items.

Realized and unrealized gains and losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity are deferred on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized.

For transactions that do not qualify for hedge accounting, the Fund applies the fair value method of accounting by recording a derivative asset or liability on the balance sheet and recognizing changes in the fair value of the instruments in the current period income statement. The adoption of the new accounting guideline had no impact on the calculation of net earnings or distributable cash flow for the three and nine months ended September 30, 2004.

The Fund's wholly owned subsidiary, Superior, has determined that certain adjustments are required to restate Superior's Statements of Consolidated Cash Flows for the years ended December 31, 2003 and 2002 and the first and second quarter periods ended March 31, 2004 and June 30, 2004 in addition to the restatement to reclassify the impact of foreign exchange rate changes described in Note 3. Superior has determined that it incorrectly classified interest expense on its Shareholder Notes held by the Fund among cash generated from operating activities and financing activities and therefore, a restatement is required to classify the Shareholder Note interest expense to the proper line item. This restatement did not impact distributable cash flow or net earnings of Superior and has no impact on the Fund's consolidated financial statements as the Shareholder Notes and related interest expense are eliminated on consolidation.

Quarterly Financial and Operating Information

(millions of dollars except per trust unit amounts)	2004 Quarters			2003 Quarters				2002 Quarters	
	First	Second	Third	First	Second[2]	Third	Fourth	Third	Fourth
Propane sales volumes (millions of litres)	514	302	290	542	318	298	467	317	495
Chemical sales volumes (thousands of metric tonnes)	155	161	163	139	132	138	165	–	17
Natural gas sales volumes (millions of GJs)	7	7	7	4	5	6	6	–	2
Gross profit	141.4	116.0	130.2	139.2	100.0	95.0	137.5	54.1	87.8
Net earnings/(loss)	36.7	21.1	20.4	30.3	(88.1)	11.5	26.7	4.3	16.9
Per basic trust unit[3]	$0.52	$0.29	$0.28	$0.62	$(1.60)	$0.18	$0.39	$0.09	$0.35
Per diluted trust unit[3]	$0.49	$0.29	$0.27	$0.56	$(1.60)	$0.18	$0.39	$0.09	$0.34
Distributable cash flow	60.1	31.3	36.1	57.4	21.2	17.8	49.0	11.5	24.6
Per basic trust unit	$0.85	$0.43	$0.49	$1.18	$0.38	$0.27	$0.71	$0.24	$0.51
Per diluted trust unit	$0.76	$0.42	$0.48	$0.98	$0.38	$0.27	$0.66	$0.24	$0.51
Net working capital [1]	(3.8)	36.2	62.9	60.5	26.4	32.5	36.9	34.4	54.0

(1) Net working capital reflects amounts as at the quarter end and is comprised of accounts receivable and inventories, less accounts payable and accrued liabilities.

(2) Second quarter 2003 results include a one time expense of $141.3 million ($92.5 million after tax) related to the internalization of management. See Note 7 to the Consolidated Interim Financial Statements.

Outlook

Distributable cash flow per trust unit for 2004 is anticipated to exceed the $2.34 generated in 2003, after adjusting for the one-time impact of the issue of units resulting from the internalization of the management agreements in 2003. Increased distributable cash flow is expected from stable results from Superior Propane, a full year's contribution from ERCO Worldwide's acquisition of Albchem, the mid-year acquisition of Winroc, and continued profitable growth by Superior Energy Management, offset by the dilutive impact of the continued conversion of the Fund's Debentures into trust units.

Over the longer term, the Fund plans to continue its disciplined diversification strategy by taking advantage of profitable growth opportunities within each division and to acquire other businesses that have risk profiles appropriate for an income fund structure. Acquisitions must be accretive to unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

For more information about Superior, visit our website at: www.superiorplus.com or contact:

Mark Schweitzer Executive Vice-President Corporate Development and Chief Financial Officer
E-mail: mschweitzer@superiorplus.com Phone: (403) 218-2952 / Fax: (403) 218-2973

Theresia Reisch Manager, Investor Relations and Corporate Secretary
E-mail: treisch@superiorplus.com Phone: (403) 218-2953 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

SUPERIOR PLUS INCOME FUND

Form 51-102F3
MATERIAL CHANGE REPORT

1. **Name and Address of Reporting Issuer:**

Superior Plus Income Fund (the "Fund")
820, 605 - 5th Avenue S.W.
Calgary, Alberta T2P 3H5

2. **Date of Material Change:**

November 10, 2004.

3. **News Release:**

The attached new release was issued on behalf of the Fund on November 10, 2004 through the Canada Newswire Service.

4. **Summary of Material Change:**

On November 10, 2004, the Fund announced that, in conjunction with the release of its 2004 third quarter results, the Fund and its wholly owned subsidiary, Superior Plus Inc. ("Superior") have restated previously reported financial results for the year ended December 31, 2003 and for the first and second quarter periods ended March 31, 2004 and June 30, 2004 (the "Financial Statements").

Superior had determined that it incorrectly classified the impact of foreign currency exchange rate changes among cash flows from operating and cash flow from financing activities. The restatement of this presentation to the Financial Statements for Superior and the Fund had no effect on the balance sheet, on earnings or on distributable cash flow.

The Fund also announced that in light of the restatement to the Financial Statements, it had adopted the revised accounting standard for convertible debentures, effective December 2003. The adoption of this accounting standard did not affect distributable cash flow.

In addition, Superior had determined to restate Superior's Statements of Consolidated Cash Flows for the years ended December 31, 2003 and 2002 and the first and second quarter period ended March 31, 2004 and June 30, 2004 to correct the classification of interest expense on its Shareholder Notes held by the Fund from cash generated from operating activities to cash generated from financing activities. This restatement did not impact distributable cash flow or net earnings of Superior and had no impact on the Fund's financial statements.

5. **Full Description of Material Change:**

See the attached news release.

6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:**

Not applicable.

7. **Omitted Information:**

None.

8. **Executive Officer:**

Mark Schweitzer, Executive Vice-President Corporate Development and Chief Financial Officer of Superior Plus Inc. is an executive officer knowledgeable about the material change and may be reached at (403) 218-2952.

9. **Date of Report:**

November 12, 2004.

DATED at Calgary, Alberta this 12th day of November, 2004.

SUPERIOR PLUS INC. on behalf of SUPERIOR PLUS INCOME FUND

Per: (signed) *"Theresia Reisch"*
Theresia Reisch
Manager, Investor Relations and Secretary

Superior Plus Income Fund

2004 Third Quarter Release and November 2004 Cash Distribution Notice

TSX: SPF.UN *November 10, 2004*

Record Q3 Distributable Cash Flow Per Trust Unit

- **Strong Q3 results from all businesses push YTD distributable cash flow per trust unit ahead 4% to $1.77**
- **ERCO Worldwide advances growth strategy – construction of 55,000 MT/year sodium chlorate plant in Chile announced in Q3**
- **November 2004 regular distribution declared – $0.20 per trust unit or $2.40 annualized. Approximately $0.7 billion in cash paid to unitholders since inception in October 1996**

Distributable Cash Flow Per Trust Unit



$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$1.15
$1.24
$1.34
$1.38
$1.58
$1.71
$1.93
$2.34
$2.45(1)
$1.77
1996 F
1997
1998
1999
2000
2001
2002
2003
2004 Q1-Q3

(1) One time Management Internalization timing effect

(millions of dollars, except per trust unit amounts)	Three Months Ended September 30 2004	2003	Nine Months Ended September 30 2004	2003
Financial				
Operating distributable cash flow				
Superior Propane	**$13.3**	$8.6	**$72.5**	$72.3
ERCO Worldwide	**23.2**	17.9	**67.4**	52.8
Winroc	**6.7**	–	**8.1**	–
Superior Energy Management	**1.1**	0.8	**4.8**	2.4
	44.3	27.3	**152.8**	127.5
Corporate costs	**(1.1)**	(1.4)	**(3.5)**	(2.5)
Interest	**(7.1)**	(8.1)	**(21.8)**	(28.6)
Distributable cash flow (see Note 1 to the Interim Consolidated Financial Statements)	**$36.1**	$17.8	**$127.5**	$96.4
Distributable cash flow per trust unit outstanding	**$0.49**	$0.27	**$1.77**	$1.71
Average number of trust units outstanding (millions)	**73.3**	65.2	**72.0**	56.4
Operating				
Litres of propane sold (millions of litres)	**290**	298	**1,106**	1,157
Propane sales margin (cents per litre)	**16.0**	15.2	**16.0**	15.7
Total chemical sales (thousands of metric tonnes "MT")	**163**	138	**478**	409
Average chemical selling price (dollars per MT)	**577**	565	**572**	577
Gigajoules ("GJ") of natural gas sold (millions)	**7.1**	6.1	**20.5**	14.8
Natural gas sales margin (cents per GJ)	**42.3**	29.5	**48.8**	35.8

- **Improved operating efficiencies, margin and other service performance contribute to Superior Propane's strong Q3 results**
- **ERCO Worldwide results benefit from Albchem operations, acquired in Q4 of 2003**
- **Winroc, acquired on June 11, 2004, contributes $6.7 million of operating distributable cash flow to Q3, exceeding acquisition expectations**
- **Superior Energy Management continues profitable growth of natural gas retailing business**
- **Lower interest expense reflects impact of 2003 equity financings and debenture conversions**

Forward Looking Statements

Except for the historical and present factual information, certain statements contained herein are forward-looking. Such forward-looking statements are not guarantees of future performance and involve a number of known and unknown risks and uncertainties which may cause the actual results of Superior Plus Income Fund (the "Fund") or Superior Plus Inc. ("Superior") in future periods to differ materially from any projections expressed or implied by such forward-looking statements and therefore should not be unduly relied upon. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.

Distributable Cash Flow

Distributable cash flow of the Fund available for distribution to Unitholders, is equal to the cash flow from operations before changes in net working capital, after provision for maintenance capital expenditures. See Note 1 to the interim consolidated financial statements for the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund, Superior and its operating divisions. Readers are cautioned that distributable cash flow is not a defined performance measure under Generally Accepted Accounting Principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions over the course of the year. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before corporate and Fund expenses, interest expense and distributions on the Debentures. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.

Cash Distribution Notice

The Fund announced today its regular monthly cash distribution for the month of November 2004 of $0.20 (20 cents) per trust unit, payable on December 15, 2004, to unitholders of record at the close of business on November 30, 2004. The ex-distribution date will be November 26, 2004. The Fund's current annualized cash distribution rate is $2.40 per trust unit. The Fund has been successful in increasing distributions to unitholders each year and has paid out total distributions of $0.7 billion since its inception in October 1996.

For income tax purposes, the cash distribution of $0.20 per trust unit is considered to be a dividend of $0.0579 and other income of $0.1421 per trust unit. A cash distribution summary since inception of the Fund, together with tax information, is posted on our website at www.superiorplus.com.

Management's Discussion and Analysis of 2004 Third Quarter Results

The following should be read in conjunction with the Fund's Consolidated Interim Financial Statements (as restated) contained herein, along with the Management Discussion and Analysis and Consolidated Financial Statements for the year ended December 31, 2003 (as restated), and the Fund's First and Second Quarter Reports for the periods ended March 31, 2004 and June 30, 2004 (as restated) respectively.

As further described in Note 3 to the Consolidated Interim Financial Statements, the Fund has determined that certain adjustments are required to restate the Consolidated Interim Statements of Cash Flows for the three and nine month periods ended September 30, 2003. Superior has determined that it incorrectly classified the impact of foreign currency exchange rate changes among cash flows from operating activities and cash flow from financing activities. The restatements increased net cash provided by operating activities and decreased net cash provided by financing activities by $1.2 million for the three month period ended September 30, 2003 and decreased net cash provided by operating activities and

increased net cash provided by financing activities by $26.3 million for the nine month period ended September 30, 2003. The restatements had no effect on distributable cash flow, the Consolidated Interim Statements of Net Loss and Deficit, or the Consolidated Interim Balance Sheets.

As further described in Note 4 to the Consolidated Interim Financial Statements, the Fund, effective December 2003, retroactively adopted the amendments to the CICA Handbook relating to its accounting for its convertible unsecured subordinated debentures (the "Debentures"), a financial instrument that may be settled at the issuer's option in cash or its own equity instruments and has accordingly restated its consolidated interim financial statements. The revised accounting standard requires that such financial instruments be classified as a liability with the related interest costs expensed as incurred and the related issue costs amortized over the term of the liability. In addition, a portion of the financial instrument relating to the conversion feature will be classified as an equity component resulting in the carrying value of the financial instrument being less than its face value. This change in accounting results in a reduction to the Fund's Unitholders' Capital offset by a liability and a deferred charge on the balance sheet as well as the expensing of interest charges through the statement of net earnings (loss) rather than being charged directly to the Unitholders' deficit. Distributable cash flow is unaffected by the adoption of this accounting policy.

Third Quarter and Year to Date Results

Third quarter distributable cash flow reached $36.1 million, an increase of $18.3 million (103%) over the prior year quarter as operating distributable cash flow improved from all businesses by a total of $17.0 million. The acquisition of The Winroc Corporation and related entities ("Winroc") on June 11, 2004, contributed $6.7 million of operating distributable cash flow in the third quarter. The acquisition of the Albchem Holdings Ltd. ("Albchem") pulp chemicals business on October 1, 2003 was the principal contributor to ERCO Worldwide's $5.3 million improvement in results. Improved margin performance and operating efficiency at Superior Propane contributed to a $4.7 million increase and continued profitable growth of Superior Energy Management's natural gas retailing business contributed the balance. The remaining $1.3 million increase in distributable cash flow was due to reduced convertible debenture interest, partially offset by higher interest costs associated with financing the Winroc acquisition.

Distributable cash flow per trust unit reached $0.49 in the third quarter, an increase of $0.22 per trust unit or 82% over the prior year period, as the 103% increase in distributable cash flow was partially offset by a 12% increase in the weighted average number of trust units outstanding. The comparison of distributable cash flow per trust unit to the prior year period was not significantly impacted by the timing of equity financings and the management internalization in 2003.

Distributable cash flow for the nine month period ended September 30, 2004 reached $127.5 million, an increase of $31.1 million (32%) over the prior year period. Operating distributable cash flow increased by $25.3 million as a result of contributions from the acquisitions of Albchem and Winroc, and organic growth at Superior Energy Management. Results from Superior Propane were comparable to the prior year period as improved second and third quarter performance was fully offset by soft first quarter 2004 results. Debenture interest decreased by $6.8 million from the prior year period due to Debenture conversions. Corporate expenses increased by $1.0 million over the prior year period due to higher compensation, governance and occupancy costs. Distributable cash flow per trust unit was $1.77, up $0.06 per trust unit (4%) from the prior year. Improved operating performance in 2004 contributed a $0.23/unit increase that was partially offset by the timing impact in 2003 of equity financings and the management internalization as follows:

$ 1.71	Nine months ended September 30, 2003 distributable cash flow per trust unit outstanding.
0.23	Increased operating distributable cash flow for the nine months ended September 30, 2004 over the comparable period.
(0.11)	Impact of issuance of 7.3 million trust units on May 8, 2003 resulting from the internalization of management agreements. No management incentive fee expense was recorded in 2003.
(0.06)	Refinancing of ERCO Worldwide acquisition credit facility with issuance of 4.5 million trust units in June 2003 and the conversion of $108.4 million Debentures into 5.5 million trust units since September 30, 2003.
$ 1.77	Nine months ended September 30, 2004 distributable cash flow per trust unit outstanding.

Distributable cash flow on a per trust unit basis is expected to continue to normalize over the remainder of 2004 as the impact of the issuance of trust units to finance the internalization of management agreements and refinancing of the ERCO Worldwide acquisition credit facility become included in the prior year results.

Net earnings for the three months and nine months ended September 30, 2004 were $20.4 million and $78.2 million respectively, compared to $11.5 million and a net loss of $46.3 million respectively, in the comparable prior year periods. The nine month period ended September 30, 2003 result was reduced by the one time management internalization cost of $141.3 million ($92.5 million after tax) which was excluded from distributable cash flow, due to the transaction's accretive nature. Nine month 2004 earnings include $2.6 million of management retention bonuses, which were in turn paid to Superior to repay trust unit purchase loans issued as part of the management internalization. These costs have been excluded from the calculation of distributable cash flow, consistent with the accounting for the management internalization costs in 2003. The remaining improvement in net earnings is due to the same reasons distributable cash flow has increased.

Operating Results - Superior Propane

Condensed operating results for the propane retailing business for the three and nine months ended September 30, 2004 and 2003, are provided in the following table:

	Three Months Ended Sept 30				**Nine Months Ended Sept 30**			
(millions of dollars except per litre amounts)	**2004**		2003		**2004**		2003	
Gross Profit		**¢/litre**		¢/litre		**¢/litre**		¢/litre
Propane sales	**46.3**	**16.0**	45.3	15.2	**177.2**	**16.0**	181.8	15.7
Other services	**9.9**	**3.4**	7.7	2.6	**29.2**	**2.7**	24.6	2.1
Total Gross Profit	**56.2**	**19.4**	53.0	17.8	**206.4**	**18.7**	206.4	17.8
Less:								
Cash operating, admin & cash tax costs	**(41.6)**	**(14.4)**	(43.5)	(14.6)	**(130.9)**	**(11.9)**	(132.2)	(11.4)
Cash generated from operations before changes in net working capital	**14.6**	**5.0**	9.5	3.2	**75.5**	**6.8**	74.2	6.4
Maintenance capital expenditures, net	**(1.3)**	**(0.4)**	(0.9)	(0.3)	**(3.0)**	**(0.3)**	(1.9)	(0.2)
Operating distributable cash flow	**13.3**	**4.6**	8.6	2.9	**72.5**	**6.5**	72.3	6.2
Propane volumes sold *(millions of litres)*	**289.8**		297.8		**1,105.7**		1,157.3	

Operating distributable cash flow for Superior Propane was $13.3 million, an increase of $4.7 million (55%) from the 2003 third quarter. Improved sales margins, other service revenue and operating efficiency, were partially offset by lower propane sales volumes.

Gross profit of $56.2 million was $3.2 million higher than the prior year period. Propane sales gross profit of $46.3 million was $1.0 million (2%) above the comparable prior year period, as a 5% improvement in sales margins was offset by a 3% decline in overall sales volumes due to lower auto propane sales. Average temperatures across Canada were comparable to the prior year period and the last 5 year comparable period average. Improved margins were realized in the industrial and automotive end use

segments. Compared to the 2004 second quarter, propane sales volumes declined by 4% (2003 – 6%), due to the seasonal decline in space heating demand and the declining auto propane market. Other services gross profit of $9.9 million was $2.2 million higher than the prior year period, continuing the year to date trend, due to improved service and equipment rental performance.

Volume and Gross Profit by End Use Market Segment

	Three Months Ended September 30				Nine Months Ended September 30			
	2004		2003		2004		2003	
End Use Applications:	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)
Residential	25.1	8.2	25.3	8.3	132.6	42.9	141.2	47.6
Commercial	51.4	10.5	57.1	12.4	239.3	46.9	277.5	59.6
Agricultural	19.5	2.3	13.6	1.6	68.6	7.5	65.6	8.2
Industrial	135.7	18.0	134.4	15.7	504.5	59.9	486.4	49.0
Automotive	58.1	7.3	67.4	7.3	160.7	20.0	186.6	17.4
Other Services	–	9.9	–	7.7	–	29.2	–	24.6
	289.8	56.2	297.8	53.0	1,105.7	206.4	1,157.3	206.4
Average Margin(3)	16.0		15.2		16.0		15.7	

Volume and Gross Profit by Region

	Three Months Ended September 30				Nine Months Ended September 30			
	2004		2003		2004		2003	
Regions:	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)
Atlantic	22.0	5.8	21.8	5.7	85.1	22.6	86.8	22.6
Quebec	52.8	11.4	53.3	9.9	195.4	38.0	206.7	36.3
Ontario	64.0	13.0	69.3	13.0	255.2	55.2	284.4	59.0
Sask/Man	37.3	6.3	30.4	4.9	154.9	21.5	148.2	18.9
AB/NWT/YK	63.9	10.5	70.2	10.6	249.1	39.1	258.1	40.5
BC	49.8	9.2	52.8	8.9	166.0	30.0	173.1	29.1
	289.8	56.2	297.8	53.0	1,105.7	206.4	1,157.3	206.4
Average Margin(3)	16.0		15.2		16.0		15.7	

(1) Volume of propane sold (millions of litres) (2) Millions of dollars (3) Average propane sale margin (cents per litre)

Cash operating, administrative and capital tax costs of $41.6 million were $1.9 million (4%) lower than the prior year period. Improved operating efficiency reflected initial savings realized from the cost reduction initiatives undertaken in the second quarter that included a 7% reduction in employees. This initiative is expected to result in improved cost performance over the remainder of 2004. Net maintenance capital spending was comparable to the prior year period and is expected to be approximately $5 million for the 2004 year increasing to a $7 million to $9 million range in 2005. Growth capital expenditures included the acquisition of an Ontario fuel oil distributor during the quarter at a cost of $3.0 million. These expenditures have been included in "other capital expenditures" on the Consolidated Interim Statement of Cash Flows and have been excluded from the distributable cash flow calculation.

In mid September, Mr. David Eastin joined Superior Propane as President, replacing Mr. Geoff Mackey, President and CEO of Superior Plus, who had assumed the role of President of Superior Propane on an interim basis. Mr. Eastin is the former Senior Vice-President and Chief Operating Officer of Suburban Propane Partners, L.P., a leading propane retailer in the United States. He has strong management skills, with 24 years experience spanning all aspects of the propane retailing business.

ERCO Worldwide

Condensed operating results for the pulp chemicals business for the three and nine month periods ended September 30, 2004 and 2003 are provided below:

(millions of dollars except per metric tonne amounts)	Three Months Ended September 30				Nine Months Ended September 30			
	2004		2003		2004		2003	
Revenue		$ per MT		$ per MT		$ per MT		$ per MT
Chemical	**94.2**	**577**	78.0	565	**273.8**	**572**	235.8	577
Technology	**5.2**	**32**	4.0	29	**21.5**	**45**	18.4	45
Cost of Sales								
Chemical	**(48.8)**	**(300)**	(41.6)	(301)	**(140.7)**	**(294)**	(126.5)	(309)
Technology	**(2.2)**	**(13)**	(0.3)	(2)	**(10.8)**	**(22)**	(5.2)	(13)
Gross Profit	**48.4**	**296**	40.1	291	**143.8**	**301**	122.5	300
Less: Cash operating, admin & Cash tax costs	**(22.6)**	**(139)**	(20.5)	(149)	**(71.5)**	**(150)**	(64.9)	(159)
Cash generated from operations before changes in net working capital	**25.8**	**157**	19.6	142	**72.3**	**151**	57.6	141
Maintenance capital expenditures	**(2.6)**	**(16)**	(1.7)	(12)	**(4.9)**	**(10)**	(4.8)	(12)
Operating distributable cash flow	**23.2**	**141**	17.9	130	**67.4**	**141**	52.8	129
Chemical volumes sold (thousands of metric tonnes)	**163.0**		138.0		**478.0**		409.0	

ERCO Worldwide's operating distributable cash flow for the third quarter was $23.2 million, an increase of $5.3 million over the prior year period, due principally to the acquisition of Albchem in the fourth quarter of 2003.

Chemical revenues of $94.2 million increased by 21% over the prior year period, driven by a 18% increase in sales volumes due to the acquisition of Albchem. This contributed an $8.3 million increase in gross profit. Average realized selling prices were improved by 2% from the prior year period, as price increases and the impact of Superior's foreign exchange hedging program, outpaced the impact of the year over year appreciation of the Canadian dollar on United States dollar denominated sales. See "Corporate" for more details on foreign exchange hedging positions. Cost of sales per tonne declined marginally to $300/tonne, as production efficiency gains realized from the cell replacement project and lower raw material costs, outpaced increased electricity rates. Technology gross profit of $3.0 million declined by $0.7 million over the prior year period due to royalty license expirations in the normal course.

Cash operating, administrative and tax costs were $22.6 million, an increase of $2.1 million (10%) over the prior year period due to the addition of the two acquired Albchem sodium chlorate plants as well as costs incurred associated with exiting the calcium hypochlorite business. Gross profit generated from increased production of chlorine and caustic is anticipated to fully offset the elimination of calcium hypochlorite production going forward. Maintenance capital expenditures of $2.6 million in the third quarter were $0.9 million higher than the prior year period and are anticipated to be in the $7 million to $8 million range for the 2004 year.

Growth capital expenditures on the 5 year cell replacement program were $1.2 million during the quarter ($10.9 million cumulatively). The remaining estimated cost to complete the program is $15 million over the next 3 years. The cell replacement program is considered to be growth capital in nature as the project will improve the overall efficiency of the business.

During the quarter, ERCO Worldwide entered into a long-term agreement with CMPC Celulosa S.A. ("CMPC"), a division of Empresas CMPC S.A. to supply sodium chlorate to CMPC's three pulp mills in Chile. As part of this agreement, ERCO Worldwide will construct a sodium chlorate manufacturing plant adjacent to the CMPC Pacifico Mill at an estimated cost of CDN $65 million. This new plant is scheduled to start up in mid-2006 and will increase ERCO Worldwide's annual sodium chlorate production capacity

by 10% to approximately 635,000 tonnes. Procurement and site permitting work has been initiated. Construction costs will be funded from existing revolving term bank credit facilities.

Winroc

Superior purchased Winroc, a North American walls and ceilings construction products distribution business effective June 11, 2004 on a debt free basis, for cash consideration of $104.2 million, including transaction costs. The acquisition of Winroc provides Superior with further business diversification and an additional platform for value growth. Winroc is a strong and well established margin based distribution service business with characteristics similar to that of Superior Propane and meets Superior's acquisition criteria and objectives. The accounting for the acquisition is more fully described in Note 5 to the Consolidated Interim Financial Statements.

Winroc generated strong performance in the third quarter, contributing $6.7 million of operating distributable cash flow and $8.1 million since its acquisition on June 11, 2004. Winroc's sales are typically highest in the second and third quarters consistent with building and remodeling activities. Condensed operating results for Winroc for the three and nine month periods ended September 30, 2004 and 2003 are provided below for comparison purposes.

(millions of dollars)	Three Months Ended September 30		June 11 - September 30	Nine Months Ended September 30	
	2004	2003	2004	2004	2003
Distribution sales gross profit	**21.4**	16.3	**26.0**	59.0	46.5
Direct sales gross profit	**1.1**	0.9	**1.4**	3.2	2.5
Gross Profit	**22.5**	17.2	**27.4**	62.2	49
Less: Cash operating, admin & cash tax costs	**(14.6)**	(11.9)	**(17.7)**	(41.5)	(35.6)
Cash generated from operations before changes in net working capital	**7.9**	5.3	**9.7**	20.7	13.4
Capital expenditures, net	**(1.2)**	(2.5)	**(1.6)**	(5.9)	(4.8)
Operating distributable cash flow	**6.7**	2.8	**8.1**	14.8	8.6

Operating distributable cash flow for the third quarter of $6.7 million was more than double the prior year period due to higher sales volumes at existing distribution branches and the addition of three new branch locations, and lower capital expenditures. Sales volumes were particularly strong in the United States, driven by robust new home construction activity. Sales margins were comparable to the prior year period. Cash operating, administration and tax costs were $14.6 million in the third quarter, up $2.7 million (23%) over the prior year period due to increased sales volumes and cash taxes. Maintenance capital expenditures of $1.2 million are consistent with anticipated expenditure requirements going forward. Expenditures in the third quarter of 2003 were approximately double the level in the current year period to support anticipated increases in distribution volumes.

Superior Energy Management ("SEM")

Condensed operating results from SEM's natural gas retailing business for the three and nine month periods ended September 30, 2004 and 2003, are provided below:

(millions of dollars except per GJ amounts)	Three Months Ended September 30				Nine Months Ended September 30			
	2004		2003		2004		2003	
		¢ per GJ		¢ per GJ		¢ per GJ		¢ per GJ
Gross profit	**3.1**	**42.3**	1.9	29.5	**10.0**	**48.8**	5.3	35.8
Cash operating, admin. & selling costs	**(2.0)**	**(26.8)**	(1.1)	(16.4)	**(5.2)**	**(25.4)**	(2.9)	(19.6)
Operating distributable cash flow	**1.1**	**15.5**	0.8	13.1	**4.8**	**23.4**	2.4	16.2
Gigajoules of natural gas sold (millions)	**7.1**		6.1		**20.5**		14.8	

SEM generated $1.1 million of operating distributable cash flow in the third quarter, an increase of $0.3 million (38%) over the prior year period. Gross profit reached $3.1 million, up $1.2 million (63%) over the prior year period, driven by a 44% increase in sales margins and a 16% increase in sales volumes.

SEM continued to grow its residential, commercial and light industrial customer base in Ontario and Quebec. Third quarter sales volumes during the third quarter reached 7.1 gigajoules ("GJ"), up 3% over second quarter 2004 levels. The majority of new sales contracts entered into during the third quarter continued to be for a 5 year term, increasing the average remaining term of SEM's sales contracts to approximately 40 months, almost twice the 2003 year end average of 22 months. Sales margins in the third quarter at 42.3 cents/GJ, were significantly higher than in the prior year period, as customer contracts acquired in the fourth quarter of 2002 from a third party at no margin, were renewed at normal commercial margins throughout 2003. Expenses of $2.0 million were double the prior year period amount, due to higher sales commissions and administrative costs in support of increased activity levels.

Corporate

Approximately 74%, 73%, 41% and 16% of Superior's estimated net US dollar cash flows for the remainder of 2004, 2005, 2006 and 2007 respectively, have been hedged through a combination of external third party contracts (See Note 11 to the Consolidated Interim Financial Statements) and by matching with SEM's US dollar purchase requirements. SEM contracts for a portion of its fixed price natural gas purchases in US dollars and enters into forward US dollar purchase contracts to create an effective Canadian dollar purchase cost.

Cash corporate expenses of $1.1 million, were comparable to the prior year period. Cash taxes were limited to federal and provincial capital taxes of $0.9 million, similar to prior year period levels, as income taxes were fully deferred. Capital and income taxes have been allocated to Superior's four business segments based on net taxable capital deployed and net earnings respectively.

Interest expense on revolving term bank credits and term loans increased by $1.4 million to $3.9 million due to increased debt levels associated with financing the Winroc acquisition. The impact of lower floating interest rates experienced in 2004 was largely offset by the issuance of higher cost 10-year average life debt in the fourth quarter of 2003.

Interest on the Series 1 and Series 2 Debentures totaled $3.2 million, a decrease of $2.4 million from the prior year period due to the conversion of $108.4 million of Debentures into 5.5 million trust units since September 30, 2003. During the third quarter, there were $10.5 million of Debenture conversions into 0.6 million trust units. Conversions of Debentures have accelerated over the last twelve month period in response to the 20% increase in the trust unit trading price since September 30, 2003.

The weighted average number of trust units outstanding in the third quarter was 73.3 million trust units, an increase of 8.1 million trust units (12%) over the prior year period. In addition to the Debenture conversions described above, the average number of trust units outstanding increased due to the issue of 0.4 million trust units in 2004 (0.1 million trust units in the third quarter) related to the exercise of trust unit warrants issued as part of the management internalization transaction and the issue of 4.85 million trust units in August 2003 to partially fund the Albchem acquisition.

Liquidity and Capital Resources

As at September 30, 2004, revolving term bank credits and term loans totaled $413.0 million, an increase of $95.2 million over 2003 year end levels. Financing of the $104.2 million Winroc acquisition in the second quarter, offset by $8.1 million of proceeds realized from the exercise of trust unit warrants, contributed to the increase in debt levels. Superior's net working capital requirements increased in the third quarter by $17.5 million from June 30, 2004 (YTD - $31.0 million decrease) due mainly to the commencement of seasonal increases at Superior Propane and increased activity levels at Winroc. Superior Propane's working capital requirements peak seasonally in the first quarter and then decline through the second and third quarter before building again in the fourth quarter, consistent with the demand profile of its heating end use customers. Superior's revolving trade accounts receivable sales program is used to finance a portion of its working capital requirements and represents an off-balance

sheet obligation. For segmented information of the Corporation's working capital net of the accounts receivable securitization program, see Note 12 to the Interim Consolidated Financial Statements. Proceeds from the sale of accounts receivable reduced seasonally during the third quarter by $6.4 million to $79.2 million as at September 30, 2004 (September 30, 2003 - $76.3 million).

Superior continues to enjoy a strong balance sheet as senior debt (including off-balance sheet accounts receivable sales program amounts) at September 30, 2004 was 2.1 times earnings before interest, taxes depreciation and amortization for the last 12 month period (including the Winroc acquisition on a pro forma basis) as calculated in accordance with its debt covenants. During the third quarter, Superior expanded and extended the term of its secured revolving term bank credit facilities with eight banks for a total capacity of $355 million, an increase of 45% from previous levels. Banking capacity has been increased to keep pace with the expansion of Superior's businesses. As a result of extending the term of these borrowing facilities, no borrowings were classified as current liabilities at September 30, 2004 ($27.7 million at June 30, 2004).

New Accounting Policies

In addition to the retroactive adoption of amendments to the CICA Handbook relating to the Fund's accounting for its convertible debentures as previously described in this Management Discussion and Analysis, the following new accounting pronouncements effect the Fund:

Effective January 1, 2004, the Fund adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") regarding asset retirement obligations and the impairment of long-lived assets. The new standard for asset retirement obligations changes the method of estimating and accounting for future site restoration costs. Total estimated asset retirement obligations are discounted to estimate the fair value of the obligation and recorded as a liability when the related assets are constructed and commissioned. The fair value of the obligation increases the value of property, plant and equipment and is depleted over the life of the asset. Accretion expense, resulting from the changes in the present value of the liability due to the passage of time is recorded as part of interest and financing costs. The impairment of long-lived assets recommendations provides guidance on the recognition, measurement and disclosure of impairment of long-lived assets. There is a requirement to recognize an impairment loss for a long-lived asset when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The adoption of these standards has no impact on the financial statements of the Fund as there are no obligations that meet the asset retirement obligation requirements, nor were there indications of impairment of long-lived assets.

The CICA modified Accounting Guideline 13 ("AcG - 13") "Hedging relationships", effective January 1, 2004, to clarify circumstances where hedge accounting is appropriate. In addition, the CICA simultaneously amended EIC 128, "Accounting for Trading, Speculative or Non Trading derivative Financial Instruments" to require that all derivative instruments that do not qualify as a hedge under AcG - 13, or are not designated as a hedge, be recorded on the balance sheet as either an asset or a liability with the changes in fair value recognized in earnings.

The Fund uses derivative instruments to reduce its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates. The Fund formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Fund also formally assesses, both at the hedge's inception and on an ongoing basis, the effectiveness of derivatives in offsetting changes in fair values or cash flows of hedged items.

Realized and unrealized gains and losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity are deferred on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized.

For transactions that do not qualify for hedge accounting, the Fund applies the fair value method of accounting by recording a derivative asset or liability on the balance sheet and recognizing changes in the fair value of the instruments in the current period income statement. The adoption of the new accounting guideline had no impact on the calculation of net earnings or distributable cash flow for the three and nine months ended September 30, 2004.

The Fund's wholly owned subsidiary, Superior, has determined that certain adjustments are required to restate Superior's Statements of Consolidated Cash Flows for the years ended December 31, 2003 and 2002 and the first and second quarter periods ended March 31, 2004 and June 30, 2004 in addition to the restatement to reclassify the impact of foreign exchange rate changes described in Note 3. Superior has determined that it incorrectly classified interest expense on its Shareholder Notes held by the Fund among cash generated from operating activities and financing activities and therefore, a restatement is required to classify the Shareholder Note interest expense to the proper line item. This restatement did not impact distributable cash flow or net earnings of Superior and has no impact on the Fund's consolidated financial statements as the Shareholder Notes and related interest expense are eliminated on consolidation.

Quarterly Financial and Operating Information

(millions of dollars except	2004 Quarters			2003 Quarters				2002 Quarters	
per trust unit amounts)	First	Second	Third	First	Second[2]	Third	Fourth	Third	Fourth
Propane sales volumes (millions of litres)	514	302	290	542	318	298	467	317	495
Chemical sales volumes (thousands of metric tonnes)	155	161	163	139	132	138	165	–	17
Natural gas sales volumes (millions of GJs)	7	7	7	4	5	6	6	–	2
Gross profit	141.4	116.0	130.2	139.2	100.0	95.0	137.5	54.1	87.8
Net earnings/(loss)	36.7	21.1	20.4	30.3	(88.1)	11.5	26.7	4.3	16.9
Per basic trust unit[3]	$0.52	$0.29	$0.28	$0.62	$(1.60)	$0.18	$0.39	$0.09	$0.35
Per diluted trust unit[3]	$0.49	$0.29	$0.27	$0.56	$(1.60)	$0.18	$0.39	$0.09	$0.34
Distributable cash flow	60.1	31.3	36.1	57.4	21.2	17.8	49.0	11.5	24.6
Per basic trust unit	$0.85	$0.43	$0.49	$1.18	$0.38	$0.27	$0.71	$0.24	$0.51
Per diluted trust unit	$0.76	$0.42	$0.48	$0.98	$0.38	$0.27	$0.66	$0.24	$0.51
Net working capital [1]	(3.8)	36.2	62.9	60.5	26.4	32.5	36.9	34.4	54.0

(1) Net working capital reflects amounts as at the quarter end and is comprised of accounts receivable and inventories, less accounts payable and accrued liabilities.

(2) Second quarter 2003 results include a one time expense of $141.3 million ($92.5 million after tax) related to the internalization of management. See Note 7 to the Consolidated Interim Financial Statements.

Outlook

Distributable cash flow per trust unit for 2004 is anticipated to exceed the $2.34 generated in 2003, after adjusting for the one-time impact of the issue of units resulting from the internalization of the management agreements in 2003. Increased distributable cash flow is expected from stable results from Superior Propane, a full year's contribution from ERCO Worldwide's acquisition of Albchem, the mid-year acquisition of Winroc, and continued profitable growth by Superior Energy Management, offset by the dilutive impact of the continued conversion of the Fund's Debentures into trust units.

Over the longer term, the Fund plans to continue its disciplined diversification strategy by taking advantage of profitable growth opportunities within each division and to acquire other businesses that have risk profiles appropriate for an income fund structure. Acquisitions must be accretive to unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

For more information about Superior, visit our website at: www.superiorplus.com or contact:

Mark Schweitzer Executive Vice-President Corporate Development and Chief Financial Officer
E-mail: mschweitzer@superiorplus.com Phone: (403) 218-2952 / Fax: (403) 218-2973

Theresia Reisch Manager, Investor Relations and Corporate Secretary
E-mail: treisch@superiorplus.com Phone: (403) 218-2953 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Analyst Conference Call: Superior Plus will be conducting a conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2004 Third Quarter Results at 10:00 a.m. EST (8:00 a.m. MST) on Thursday, November 11, 2004. Callers may participate by dialing: 1-800-814-3911. A recording of the call will be available for replay until midnight, November 18, 2004 by dialing: 877-289-8525 and entering pass code 21096033 followed by the # key.

Internet users can listen to the call live, or as an archived call, on Superior's website at: www.superiorplus.com under the "Events and Presentations" section.

SUPERIOR PLUS INCOME FUND
Consolidated Balance Sheets

(millions of dollars)	September 30 2004 (unaudited)	December 31 2003 (audited) (As Restated - Note 4)
Assets		
Current Assets		
Accounts receivable (Note 6)	**129.2**	96.8
Inventories	**98.7**	57.7
	227.9	154.5
Property, plant and equipment	**757.5**	781.7
Intangible assets	**51.4**	59.8
Goodwill	**498.6**	447.7
	1,535.4	1,443.7
Liabilities and Unitholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	**165.0**	117.6
Distributions and interest payable to unitholders and debentureholders	**19.9**	15.8
	184.9	133.4
Revolving term bank credits and term loans (Note 8)	**413.0**	317.8
Convertible unsecured subordinated debentures (Note 10)	**163.9**	233.0
Future employee benefits	**21.8**	23.4
Future income taxes	**117.6**	125.2
Total Liabilities	**901.2**	832.8
Unitholders' Equity		
Unitholders' capital (Note 9)	**1,073.3**	993.7
Deficit (Note 9)	**(438.8)**	(382.9)
Currency translation account	**(0.3)**	0.1
Total Unitholders' Equity	**634.2**	610.9
	1,535.4	1,443.7

Consolidated Statements of Net Earnings (Loss) and Deficit

(unaudited, in millions of dollars except for trust unit amounts)	Three Months Ended Sept 30 2004	Three Months Ended Sept 30 2003 (As Restated – Note 4)	Nine Months Ended Sept 30 2004	Nine Months Ended Sept 30 2003 (As Restated – Note 4)
Revenues	**401.4**	253.5	**1,087.6**	888.1
Cost of products sold	**271.2**	158.5	**700.0**	553.9
Gross profit	**130.2**	95.0	**387.6**	334.2
Expenses				
Operating and administrative	**83.4**	66.2	**227.8**	201.3
Depreciation of property, plant and equipment	**20.6**	14.9	**55.1**	48.4
Amortization of intangible assets	**1.4**	1.5	**4.2**	4.8
Management internalization/retention costs	–	–	**2.6**	141.3
Interest on revolving term bank credits and term loans	**3.9**	2.5	**10.9**	10.8
Interest on convertible unsecured subordinated debentures	**3.2**	5.6	**10.9**	17.8
Amortization of convertible debenture issue costs	**0.4**	0.5	**1.2**	1.4
Income tax recovery of Superior	**(3.1)**	(7.7)	**(3.3)**	(45.3)
	109.8	83.5	**309.4**	380.5
Net Earnings (Loss)	**20.4**	11.5	**78.2**	(46.3)
Deficit, Beginning of Period	**(415.9)**	(350.9)	**(382.9)**	(229.9)
Net earnings (loss)	**20.4**	11.5	**78.2**	(46.3)
Distributions to unitholders	**(43.3)**	(34.2)	**(134.1)**	(97.4)
Deficit, End of Period	**(438.8)**	(373.6)	**(438.8)**	(373.6)
Net earnings (loss) per trust unit, basic (Note 9)	**$0.28**	$0.18	**$1.09**	$(0.82)
Net earnings (loss) per trust unit, diluted (Note 9)	**$0.27**	$0.18	**$1.07**	$(0.82)

SUPERIOR PLUS INCOME FUND
Consolidated Statements of Cash Flows

(unaudited, in millions of dollars except per trust unit amounts)	Three Months Ended September 30 2004	Three Months Ended September 30 2003 (As Restated Note 3 & 4)	Nine Months Ended September 30 2004	Nine Months Ended September 30 2003 (As Restated Note 3 & 4)
Operating Activities				
Net earnings (loss)	**20.4**	11.5	**78.2**	(46.3)
Items not affecting cash:				
Depreciation and amortization of capital and intangible assets and convertible debenture issue costs	**22.4**	16.9	**60.5**	54.6
Trust unit incentive plan compensation expense	**2.2**	0.5	**1.4**	1.2
Future income tax recoveries	**(3.8)**	(8.5)	**(5.7)**	(47.7)
Cash generated from (used in) operations before changes in working capital	**41.2**	20.4	**134.4**	(38.2)
(Increase) decrease in non-cash operating working capital items	**(17.5)**	14.4	**31.0**	26.3
Cash flows from operating activities	**23.7**	34.8	**165.4**	(11.9)
Investing Activities				
Maintenance capital expenditures, net	**(5.1)**	(2.6)	**(9.5)**	(6.7)
Other capital expenditures, net	**(4.5)**	(1.2)	**(6.7)**	(5.9)
Acquisition of Winroc (Note 5)	**0.9**	–	**(104.2)**	–
Cash flows from investing activities	**(8.7)**	(3.8)	**(120.4)**	(12.6)
Financing Activities				
Issue of trust units and warrants in consideration of management internalization (Note 7)	–	–	**2.6**	138.8
Issue of 4.5 million trust units to refinance ERCO Worldwide	–	–	–	89.3
Repayment of ERCO Worldwide acquisition credit facility	–	–	–	(89.3)
Proceeds from exercise of warrants	**0.9**	–	**8.1**	–
Issue of 4.85 million trust units to finance Albchem acquisition	–	100.2	–	100.2
Revolving term bank credits and term loans	**33.8**	(83.7)	**99.2**	(124.8)
Net (remittances) proceeds from sale of accounts receivable	**(6.4)**	(13.3)	**(20.8)**	7.7
Distributions to unitholders	**(43.3)**	(34.2)	**(134.1)**	(97.4)
Cash flows from financing activities	**(15.0)**	(31.0)	**(45.0)**	24.5
Change in Cash	–	–	–	–
Cash at Beginning and End of Period	–	–	–	–

Notes to Consolidated Financial Statements
(tabular amounts in Canadian millions of dollars, unless noted otherwise, except per trust unit amounts)

1. Distributable Cash Flows	Three Months Ended September 30 2004	Three Months Ended September 30 2003	Nine Months Ended September 30 2004	Nine Months Ended September 30 2003
Cash generated from (used in) operations before changes in working capital	**41.2**	20.4	**134.4**	(38.2)
Management internalization and retention costs	–	–	**2.6**	141.3
Less: Maintenance capital expenditures, net	**(5.1)**	(2.6)	**(9.5)**	(6.7)
Distributable Cash Flow	**36.1**	17.8	**127.5**	96.4
Distributable cash flow per trust unit, basic (Note 9)	**$0.49**	$0.27	**$1.77**	$1.71
Distributable cash flow per trust unit, diluted (Note 9)	**$0.48**	$0.27	**$1.68**	$1.55

Distributable cash flow of the Superior Plus Income Fund (the "Fund") available for distribution to its unitholders ("Unitholders"), is equal to consolidated cash flow from operations before changes in working capital and after provision for maintenance capital expenditures. Distributable cash flow is the main performance measure used by management and investors to evaluate Fund and business segment performance. Readers are cautioned that distributable cash flow is not a defined performance measure under generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying Consolidated Interim Financial Statements have been prepared according to Canadian GAAP applied on a consistent basis and include the accounts of the Fund and its wholly owned subsidiary, Superior Plus Inc. ("Superior"), and Superior's subsidiaries. Certain information and disclosures included in annual financial statement notes have been condensed and updated. The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2003 (as restated), and the first and second quarters ended March 31, 2004 (as restated) and June 30, 2004 (as restated), except for the changes in accounting policies as described below. These financial statements and notes thereto should be read in conjunction with the Fund's financial statements for the year ended December 31, 2003 (as restated), and the first and second quarters ended March 31, 2004 (as restated) and June 30, 2004 (as restated). All significant transactions and balances (including the Shareholder Notes) between the Fund, Superior and Superior's subsidiaries have been eliminated on consolidation.

In the opinion of Management, the accompanying unaudited Consolidated Financial Statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated financial position of the Fund as of December 31, 2003 (as restated) and September 30, 2004 and the consolidated results of its operations for the three and nine month periods ended September 30, 2004 and the three and nine months ended September 30, 2003 (as restated).

Effective January 1, 2004, the Fund adopted Accounting Guideline 13 ("AcG-13") as recommended by the Canadian Institute of Chartered Accountants ("CICA") on a prospective basis. Under this policy the Fund formally documents relationships between hedging instruments, hedged items, its risk management objective and risk management strategy. This documentation links all derivatives to specific assets, liabilities, firm commitments or forecasted transactions. The Fund formally assesses the effectiveness of derivatives in offsetting changes or cash flows of the hedged items at inception and on an ongoing basis.

Effective January 1, 2004, the Fund adopted the new recommendations of the CICA regarding asset retirement obligations and the impairment of long lived assets. The Fund's total estimated asset retirement obligations are discounted to estimate the fair value of the obligation and recorded as a liability when the related assets are constructed and commissioned. The fair value increases the value of property plant and equipment and is depleted over the life of the asset. Accretion expense, resulting from the changes in the present value of the liability due to the passage of time are recorded as part of interest and financing cost. The Fund recognizes an impairment loss on a long lived asset when its carrying value exceeds the sum of the undiscounted cash flows except from its eventual disposition.

Effective September 30, 2004, the Fund adopted the new recommendations of the CICA regarding purchase rebates. Under this policy, purchase rebates are recognized as a reduction of cost of product sold when the related performance is completed and the inventory is sold.

The adoption of these standards has had no impact on the financial statements of the Fund for the three and nine months ended September 30, 2004.

(b) Revenue Recognition

Superior Propane

Revenues from sales are generally recognized at the time of delivery, or when related services are performed. Amounts billed to customers for shipping and handling are classified as revenues, with the related shipping and handling costs included in cost of goods sold. Approximately 50% of Superior Propane's revenues are heating related

and 50% are related to economic activities. Propane sales typically peak in the first quarter when approximately one-third of annual propane sales volumes and gross profits are generated due to the demand from heating end use customers. They then decline through the second and third quarters rising seasonally again in the fourth quarter with heating demand. Similarly, net working capital levels are typically at seasonally high levels at the end of the first quarter, and normally decline to seasonally low levels in the second and third quarters. Net working capital levels are also significantly influenced by wholesale propane prices.

ERCO Worldwide
Revenues from chemical sales are recognized as products are shipped. Revenues associated with the construction of chlorine dioxide generators are recognized using the percentage of completion method based on cost incurred compared to total estimated cost.

Winroc
Revenue is stated net of discounts and rebates granted. Revenue is recognized when the products are delivered to the customer or when the risks and rewards of ownership are otherwise transferred to the customer. Purchase rebates are recognized as a reduction of cost of goods sold when the related performance is completed and the inventory is sold. Vendor rebates that are contingent upon Winroc completing a specified level of purchases are recognized as a reduction of cost of goods sold based on a systematic and rational allocation of the cash consideration to each of the underling transactions that results in progress toward earning that rebate or refund, assuming that the rebate can be reasonably estimated and it is probable that the specified target will be obtained. Otherwise, the rebate is recognized as the milestone is achieved.

Winroc's sales typically peak during the second and third quarters with the seasonal increase in building and remodeling activities. They then decline through the fourth and first quarters. Similarly, net working capital levels are typically at seasonally high levels during the second and third quarter, and normally decline to seasonally low levels in the fourth and first quarters.

Superior Energy Management
Revenues are recognized as gas is delivered to local natural gas distribution companies. Costs associated with balancing the amount of gas used by SEM's customers with the volumes delivered by SEM to the local distribution companies are recognized as period costs.

(c) Inventory
Winroc
Inventory is valued at the lower of cost and net realizable value. Cost is calculated on an average cost basis.

3. Correction of an Error
The Consolidated Interim Statements of Cash Flows for the three and nine months ended September 30, 2003 have been restated. The Fund has determined that it incorrectly classified the impact of foreign currency exchange rates among cash flows from operating activities and cash flows from financing activities, therefore a restatement is required to classify the impact of foreign currency exchange rates to the proper line items. The correction of the error did not impact distributable cash flow, the Consolidated Interim Balance Sheet or the Consolidated Interim Statements of Net Earnings (Loss).

The effect of the restatement on the Consolidated Interim Statements of Cash Flows is as follows:

	Three months ended September 30, 2003		
	As Previously Reported	Foreign Currency Adjustment	As Restated Before Effect of Note 4
Cash generated from (used in) operations before changes in non-cash operating working capital	26.0	-	26.0
Decrease (increase) in non-cash operating working capital	13.2	1.2	14.4
Cash flows from operating activities	39.2	1.2	40.4
Cash flows from investing activities	(3.8)	-	(3.8)
Cash flows from financing activities	(35.4)	(1.2)	(36.6)
Change in cash	-	-	-

	Nine months ended September 30, 2003		
	As Previously Reported	Foreign Currency Adjustment	As Restated Before Effect of Note 4
Cash generated from (used in) operations before changes in non-cash operating working capital	(20.4)	-	(20.4)
Decrease (increase) in non-cash operating working capital	52.6	(26.3)	26.3
Cash flows from operating activities	32.2	(26.3)	5.9
Cash flows from investing activities	(12.6)	-	(12.6)
Cash flows from financing activities	(19.6)	26.3	6.7
Change in cash	-	-	-

4. Change in Accounting Policy

Effective December 2003, the Fund adopted the amendments of the CICA Handbook Section 3860 Financial Instruments. The amendments to this section address the balance sheet presentation of financial instruments as liabilities or equities. This change in accounting policy was applied retroactively and had no impact on the Fund's Consolidated Interim Balance Sheet as of September 30, 2004 and distributable cash flow for the three and nine months ended September 30, 2004 and 2003.

The effect on the Consolidated Interim Statements of Net Earnings (Loss) and Consolidated Interim Statements of Cash Flow are as follows:

Consolidated Interim Statements of Net Earnings (Loss)

	Three Months Ended September 30, 2003		
	As Previously Reported	Debenture Interest	As Restated
Net Earnings (Loss)	17.6	(6.1)	11.5

	Nine Months Ended September 30, 2003		
	As Previously Reported	Debenture Interest	As Restated
Net Earnings (Loss)	(27.1)	(19.2)	(46.3)

Consolidated Interim Statements of Cash Flows

	Three Months Ended September 30, 2003			
	As Previously Reported	Currency Adjusment (see Note 3)	Debenture Interest Adjustment	As Restated
Cash flows from operating activities	39.2	1.2	(5.6)	34.8
Cash flows from financing activities	(35.4)	(1.2)	5.6	(31.0)

	Nine Months Ended September 30, 2003			
	As Previously Reported	Currency Adjusment (see Note 3)	Debenture Interest Adjustment	As Restated
Cash flows from operating activities	32.2	(26.3)	(17.8)	(11.9)
Cash flows from financing activities	(19.6)	26.3	17.8	24.5

5. Acquisition of Winroc

On June 11, 2004, Superior acquired all of the shares of The Winroc Corporation, Winroc Supplies Ltd. and Allroc Building Products Ltd. (collectively "Winroc"), a distributor of walls and ceilings construction products in North America, for cash consideration of $104.2 million. The acquisition was financed principally through borrowings under existing revolving term bank credit facilities. Using the purchase method for acquisitions, Superior consolidated the assets and liabilities from the acquisition and included earnings as of the closing date. Goodwill was recorded as the purchase price less fair value of the acquired assets and assumed liabilities. The purchase price and related allocations have been adjusted downwards by $0.9 million from the amount recorded at June 30, 2004 and may be further adjusted if additional information regarding the values of asset and liabilities becomes available.

The consideration paid by Superior has been allocated as follows:

Cash consideration paid	$103.2
Transaction costs	1.0
	$104.2
Working Capital, net	$37.1
Capital assets	18.2
Goodwill	52.5
Other liabilities	(3.6)
	$104.2

6. Accounts Receivable

Superior sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank, and has accounted for the sale in accordance with the CICA guidelines relating to transfers of receivables. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold under the program fluctuates seasonally with

the level of accounts receivable. At September, 2004, net proceeds of $79.2 million (December 31, 2003 – $100.0 million) had been received.

7. Management Internalization Transaction

On May 8, 2003, Superior completed the internalization of its management and administration agreements at an aggregate cost of $141.3 million. The internalization process has resulted in the elimination of the management incentive and administration fees effective January 1, 2003. The funds paid to the Manager and Administrator to terminate the contracts were immediately re-invested into the trust units and warrants. The following table summarizes the financing of this transaction:

Trust Units Issued	
(7.0 million @ $19.65)	$ 137.5
Warrants Issued	1.3
(3.5 million @ $0.36/unit)	2.5
Cash transaction costs	$ 141.3

Of the 7.0 million trust units issued, 0.7 million trust units received by the executive officers of Superior are held in escrow, and will be released over a period of 3 years. The 3.5 million warrants, exercisable to purchase trust units for five years at a price of $20.00 per trust unit, were valued using an option pricing model. Future taxes payable have been reduced by $43.0 million as a result of the internalization transaction.

In addition, non-interest-bearing loans aggregating $6.5 million were advanced to the executive officers and were used by the executive officers to fund the purchase of 0.325 million trust units at $20.00 per trust unit. The loans are to be repaid over a four-year period in the form of annual retention bonuses. The first repayment of $2.6 million occurred in the second quarter of 2004. The loans receivable have not been recorded as an asset by Superior, but have been deducted directly from equity.

Internalization transaction costs and related retention bonus costs are not included in the calculation of distributable cash flow to reflect the growth capital nature of the transaction.

8. Revolving Term Bank Credits and Term Loans

During September, 2004 Superior extended and expanded its secured revolving term bank credit facilities. Superior has revolving term credit capacity of $355 million, an expansion of $110 million from December 31, 2003 levels. At September 30, 2004, $204.9 million of this facility was outstanding. These facilities are secured by a general charge over the assets of Superior Plus Inc., and bear interest based on floating rates. Other key lending covenants have not changed from prior periods. Repayment requirements of revolving term bank credits and term loans are now as follows:

Current portion	$ -
Due in 2005	-
Due in 2006	-
Due in 2007	204.9
Due in 2008	-
Subsequent to 2008	208.1
	$ 413.0

9. Unitholders' Equity

Authorized

The Fund may issue an unlimited number of trust units. Each trust unit represents an equal undivided beneficial interest in any distributions from the Fund and in the net assets in the event of termination or wind-up of the Fund. All trust units are of the same class with equal rights and privileges.

	Issued Number of Trust Units (millions)	Equity (Restated – Note 4)
Unitholders' Equity, December 31, 2003	**69.4**	**$610.9**
Warrants exercised (0.4 million at $20.00 per trust unit)	0.4	8.1
Receipt of Management Internalization Loans Receivable	-	2.6
Conversion of Series 1 Debentures ($10.2 million converted @ $16 per unit)	0.6	10.2
Conversion of Series 2 Debentures ($58.9 million converted @ $20 per unit)	3.0	57.3
Trust unit incentive plan compensation	-	1.4
Currency Translation Adjustment		(0.4)
Net earnings	-	78.2
Distributions to unitholders	-	(134.1)
Unitholders' Equity, September 30, 2004	**73.4**	**$634.2**

Unitholders' equity consists of the following components at September 30, 2004 and December 31, 2003:

		September 30 2004		December 31 2003
				(Restated - Note 4)
Unitholders' capital				
Trust unit equity	$	1,065.9	$	987.5
Warrants and conversion feature on convertible debentures		2.2		2.4
Contributed surplus		5.2		3.8
		1,073.3		993.7
Deficit				
Retained earnings from operations		227.3		149.1
Accumulated distributions on trust unit equity		(666.1)		(532.0)
	$	(438.8)	$	(382.9)

Retained earnings from operations is comprised of cumulative net earnings and prior period adjustments for the adoption of changes in accounting policies.

The weighted average number of trust units used in the calculation of basic net earnings per trust unit and distributable cash flow per trust unit was 73.3 million trust units for the third quarter (65.2 million in 2003), and 72.0 million on a year to date basis (56.4 million year to date in 2003). The number of trust units used in the calculation of diluted net earnings per trust unit and distributable cash flow per trust unit, was calculated using 82.8 million trust units for the third quarter (84.7 million in 2003) and 82.7 million on a year to date basis (74.4 million in 2003). The diluted number of trust units reflects the assumed conversion of all outstanding Series 1 (1.0 million trust units) and Series 2 (7.5 million trust units) Debentures, and the exercise of all trust unit options (0.2 million trust units) and warrants (3.1 million trust units).

10. Convertible Debentures

The Fund has issued two series of Debentures denoted as Series 1 and Series 2 as follows:

	Series 1	Series 2	Total
Maturity date	July 31, 2007	November 1, 2008	$
Fixed distribution rate	8%	8%	
Conversion price per trust unit	$16.00	$20.00	
Principal outstanding December 31, 2003	25.6	208.9	234.5
Conversions during 2004	(10.2)	(58.9)	(69.1)
Principal outstanding September 30, 2004	15.4	150.0	165.4
Less unamortized accretion discount			(1.5)
Carrying value			$ 163.9

The Debentures may be converted into trust units at the option of the holder at any time prior to maturity and may be redeemed by the Fund in certain circumstances. The Fund may elect to pay interest and principal upon maturity or redemption by issuing trust units to a trustee in the case of interest payments, and to the Debentureholders in the case of payment of principal. The number of any trust units issued will be determined based on market prices for the trust units at the time of issuance.

11. Commitments

ERCO Worldwide has entered into a long-term agreement with CMPC Celulosa S.A. ("CMPC"), a division of Empresas S.A. to supply sodium chlorate to CMPC's three pulp mills in Chile. As part of this agreement, ERCO Worldwide will construct a sodium chlorate manufacturing plant adjacent to the CMPC Pacifico Mill at an estimated cost of $65 million.

Superior has entered into long-term forward contracts to sell (buy) US dollars in order to hedge US dollar revenues and expenses as detailed below:

	US$	Average Conversion Rate
Remainder of 2004	(3.7)	1.3755
2005	1.2	1.3593
2006	22.4	1.3521
2007	15.9	1.3323
2008	20.5	1.3358
2009	17.8	1.3365
	74.1	1.3547

12. Business Segments

Superior operates four distinct business segments:

Superior Propane: the delivery of propane and propane related services and accessories;

ERCO Worldwide: the manufacture and sale of chemicals and related products and services used primarily in the production of bleached pulp;

Winroc: the distribution of walls and ceilings construction products in North America;

Superior Energy Management: the sale of natural gas under fixed price, fixed term contracts.

Superior's corporate office arranges intersegment foreign exchange contracts from time to time between its business segments. As a result, in the accompanying tables, the elimination of intersegment revenues and cost of sales pertaining to intersegment foreign exchange gains and losses are eliminated under the Corporate cost column.

For the three months ended September 30, 2004	Superior Propane	ERCO Worldwide	Winroc[1]	Superior Energy Management	Corporate	Total Consolidated
Revenues	$ 143.4	$ 99.4	$ 107.6	$ 52.8	$ (1.8)	$ 401.4
Cost of products sold	87.2	51.0	85.1	49.7	(1.8)	271.2
Gross profit	56.2	48.4	22.5	3.1	–	130.2
Expenses						
Operating and administrative	41.5	22.1	14.2	2.0	3.6	83.4
Depreciation of capital assets	5.7	13.7	1.2	–	–	20.6
Amortization of intangible assets	–	1.4	–	–	–	1.4
Management internalization/retention costs	–	–	–	–	–	–
Interest on term bank credits and term loans	–	–	–	–	3.9	3.9
Interest on convertible unsecured subordinate debentures	–	–	–	–	3.2	3.2
Amortization of convertible debenture issue costs	–	–	–	–	0.4	0.4
Income tax expense/(recovery) of Superior	3.8	4.7	2.5	0.4	(14.5)	(3.1)
	51.0	41.9	17.9	2.4	(3.4)	109.8
Net earnings/(loss)	5.2	6.5	4.6	0.7	3.4	20.4
Add: Depreciation, amortization of capital and intangible assets and convertible debenture issue costs	5.7	15.1	1.2	–	0.4	22.4
Future income tax expense/(recovery)	3.7	4.2	2.1	0.4	(14.2)	(3.8)
Trust unit incentive plan expense	–	–	–	–	2.2	2.2
Management internalization/retention costs	–	–	–	–	–	–
Less: Maintenance capital expenditures, net	(1.3)	(2.6)	(1.2)	–	–	(5.1)
Distributable cash flow	$ 13.3	$ 23.2	$ 6.7	$ 1.1	$ (8.2)	$ 36.1

[1] Winroc was acquired June 11, 2004

For the three months ended September 30, 2003	Superior Propane	ERCO Worldwide	Winroc[1]	Superior Energy Management	Corporate	Total Consolidated
Revenues	$ 127.5	$ 82.0	$ –	$ 44.0	$ –	$ 253.5
Cost of products sold	74.5	41.9	–	42.1	–	158.5
Gross profit	53.0	40.1	–	1.9	–	95.0
Expenses						
Operating and administrative	43.2	20.0	–	1.1	1.9	66.2
Depreciation of capital assets	4.1	10.8	–	–	–	14.9
Amortization of intangible assets	–	1.5	–	–	–	1.5
Management internalization/retention costs	–	–	–	–	–	–
Interest on term bank credits and term loans	–	–	–	–	2.5	2.5
Interest on convertible unsecured subordinate debentures	–	–	–	–	5.6	5.6
Amortization of convertible debenture issue costs	–	–	–	–	0.5	0.5
Income tax expense/(recovery) of Superior	1.4	3.2	–	0.3	(12.6)	(7.7)
	48.7	35.5	–	1.4	(2.1)	83.5
Net earnings/(loss)	4.3	4.6	–	0.5	2.1	11.5
Add: Depreciation, amortization of capital and intangible assets and convertible debenture issue costs	4.1	12.3	–	–	0.5	16.9
Future income tax expense/(recovery)	1.1	2.7	–	0.3	(12.6)	(8.5)
Trust unit incentive plan expense	–	–	–	–	0.5	0.5
Management internalization/retention costs	–	–	–	–	–	–
Less: Maintenance capital expenditures, net	(0.9)	(1.7)	–	–	–	(2.6)
Distributable cash flow	$ 8.6	$ 17.9	$ –	$ 0.8	$ (9.5)	$ 17.8

[1] Winroc was acquired June 11, 2004

For the nine months ended September 30, 2004	Superior Propane	ERCO Worldwide	Winroc[(1)]	Superior Energy Management	Corporate	Total Consolidated
Revenues	$ 508.3	$ 295.3	$ 130.4	$ 155.7	$ (2.1)	$1,087.6
Cost of products sold	301.9	151.5	103.0	145.7	(2.1)	700.0
Gross profit	206.4	143.8	27.4	10.0	–	387.6
Expenses						
Operating and administrative	130.2	69.9	17.2	5.2	5.3	227.8
Depreciation of capital assets	15.2	38.5	1.4	–	–	55.1
Amortization of intangible assets	–	4.2	–	–	–	4.2
Management internalization/retention costs	–	–	–	–	2.6	2.6
Interest on term bank credits and term loans	–	–	–	–	10.9	10.9
Interest on convertible unsecured subordinate debentures	–	–	–	–	10.9	10.9
Amortization of convertible debenture issue costs	–	–	–	–	1.2	1.2
Income tax expense/(recovery) of Superior	23.5	12.9	2.6	1.8	(44.1)	(3.3)
	168.9	125.5	21.2	7.0	(13.2)	309.4
Net earnings/(loss)	37.5	18.3	6.2	3.0	13.2	78.2
Add: Depreciation, amortization of capital and intangible assets and convertible debenture issue costs	15.2	42.7	1.4	–	1.2	60.5
Future income tax expense/(recovery)	22.8	11.3	2.1	1.8	(43.7)	(5.7)
Trust unit incentive plan expense	–	–	–	–	1.4	1.4
Management internalization/retention costs	–	–	–	–	2.6	2.6
Less: Maintenance capital expenditures, net	(3.0)	(4.9)	(1.6)	–	–	(9.5)
Distributable cash flow	$ 72.5	$ 67.4	$ 8.1	$ 4.8	$ (25.3)	$ 127.5

(1) Winroc was acquired June 11, 2004

For the nine months ended September 30, 2003	Superior Propane	ERCO Worldwide	Winroc[(1)]	Superior Energy Management	Corporate	Total Consolidated
Revenues	$ 525.3	$ 254.2	$ –	$ 108.6	$ –	$ 888.1
Cost of products sold	318.9	131.7	–	103.3	–	553.9
Gross profit	206.4	122.5	–	5.3	–	334.2
Expenses						
Operating and administrative	131.3	63.4	–	2.9	3.7	201.3
Depreciation of capital assets	16.0	32.4	–	–	–	48.4
Amortization of intangible assets	–	4.8	–	–	–	4.8
Management internalization/retention costs	–	–	–	–	141.3	141.3
Interest on term bank credits and term loans	–	–	–	–	10.8	10.8
Interest on convertible unsecured subordinate debentures	–	–	–	–	17.8	17.8
Amortization of convertible debenture issue costs	–	–	–	–	1.4	1.4
Income tax expense/(recovery) of Superior	21.5	9.1	–	0.9	(76.8)	(45.3)
	168.8	109.7	–	3.8	98.2	380.5
Net earnings/(loss)	37.6	12.8	–	1.5	(98.2)	(46.3)
Add: Depreciation, amortization of capital and intangible assets and convertible debenture issue costs	16.0	37.2	–	–	1.4	54.6
Future income tax expense/(recovery)	20.6	7.6	–	0.9	(76.8)	(47.7)
Trust unit incentive plan expense	–	–	–	–	1.2	1.2
Management internalization/retention costs	–	–	–	–	141.3	141.3
Less: Maintenance capital expenditures, net	(1.9)	(4.8)	–	–	–	(6.7)
Distributable cash flow	$ 72.3	$ 52.8	$ –	$ 2.4	$ (31.1)	$ 96.4

(1) Winroc was acquired June 11, 2004

	Superior Propane	ERCO Worldwide	Winroc	Superior Energy Management	Corporate	Total Consolidated
Total assets as of Sept 30, 2004	583.9	776.3	149.9	20.4	4.9	1,535.4
Total assets as of December 31, 2003 (as restated)	592.6	826.6	–	16.4	8.1	1,443.7
Other net capital expenditures for the three months ended Sept 30, 2004	3.3	1.2	–	–	–	4.5
Other net capital expenditures for the three months ended Sept 30, 2003	(1.0)	2.2	–	–	–	1.2
Other net capital expenditures for the nine months ended Sept 30, 2004	3.7	3.0	–	–	–	6.7
Other net capital expenditures for the nine months ended Sept 30, 2003	(0.3)	6.2	–	–	–	5.9

	Superior Propane	ERCO Worldwide	Winroc	Superior Energy Management	Corporate	Total Consolidated
Net working capital as of Sept 30, 2004	42.0	(7.8)	45.5	(0.2)	(16.6)	62.9
Net working capital as of Dec 31, 2003 (as restated)	30.3	6.5	–	0.1	–	36.9

Geographic Information	Canada	United States	Other	Total Consolidated
Revenues for the three months ended September 30, 2004	313.1	84.7	3.6	401.4
Revenues for the nine months ended September 30, 2004	888.7	178.9	20.0	1,087.6
Capital assets as of September 30, 2004	674.6	82.9	–	757.5
Total assets as of September 30, 2004	1,290.0	245.4	–	1,535.4
Revenues for the three months ended September 30, 2003 (as restated)	211.2	38.9	3.4	253.5
Revenues for the nine months ended September 30, 2003 (as restated)	755.3	121.6	11.2	888.1
Capital assets as of December 31, 2003 (as restated)	701.4	80.3	–	781.7
Total assets as of December 31, 2003 (as restated)	1,351.2	92.5	–	1,443.7

13. Comparative Figures

Certain reclassifications of prior period amounts have been made to conform to current period presentations.

Superior Plus

Geoffrey N. Mackey
President & Chief Executive Officer
Direct Telephone: (403) 218-2951
Direct Fax: (403) 218-2973
E-mail:gmackey@superiorplus.com

November 10, 2004

Multilateral Instrument 52-109
Form 52-109FT2
Certification of Interim Filings
During Transition Period

I, Geoffrey N. Mackey, President and Chief Executive Officer of Superior Plus Inc., certify that:

1. I have reviewed the interim filings of Superior Plus Income Fund, (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: November 10, 2004

"Geoffrey N. Mackey"
President and Chief Executive Officer
Superior Plus Inc.

h:spif\Interim\Certificates-SPIF.doc

Superior Plus

W. Mark Schweitzer
Executive Vice-President, Corporate Development
and Chief Financial Officer
Direct Telephone: (403) 218-2952
Direct Fax: (403) 218-2973
E-mail: mschweitzer@superiorplus.com

November 10, 2004

Multilateral Instrument 52-109
Form 52-109FT2
Certification of Interim Filings
During Transition Period

I, W. Mark Schweitzer, Executive Vice-President, Corporate Development and Chief Financial Officer of Superior Plus Inc., certify that:

1. I have reviewed the interim filings of Superior Plus Income Fund, (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: November 10, 2004

"W. Mark Schweitzer"
Executive Vice-President, Corporate Development
and Chief Financial Officer
Superior Plus Inc.

h:spif\Interim\Certificates-SPIF.doc

Superior Plus

NEWS

TSX: SPF.UN ***For Immediate Release***

WINROC EXPANDS OPERATIONS INTO EASTERN CANADA

Calgary, December 7, 2004... Superior Plus Income Fund (the "Fund") is pleased to announce that Winroc, a division of Superior Plus Inc., has purchased the business of Interior Building Supplies Company Ltd. and associated entities ("IBS") located in Windsor, London and Cambridge, Ontario. The purchase price of approximately $12.5 million on a debt free basis, will be financed from available committed bank credit facilities and is expected to be accretive to unitholders.

In commenting on the acquisition, Geoffrey N. Mackey, President and CEO of Superior Plus, stated that "This acquisition expands Winroc's footprint into Eastern Canada and is an important step in its expansion strategy. With the addition of IBS, Winroc now operates 32 branches in Canada, Minnesota and the Southwestern United States. We continue to be excited about internal and external growth opportunities that could make Winroc one of the leading speciality building products distributors in North America over the next three to five years".

Paul Vanderberg, President of Winroc, added that "The IBS locations provide further geographic diversification to Winroc's distribution operations. This is the first acquisition since Winroc was acquired by Superior Plus and we are very excited about entering the large Ontario market. These branches will be operated under the IBS name by existing management and all employees are expected to continue in their current roles".

The Fund holds 100% of Superior Plus Inc., which has four operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides natural gas supply services, predominantly to commercial and industrial markets in Ontario.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 75.7 million trust units outstanding. The Fund has $14.0 million principal amount of Series 1, and $106.5 million of Series 2, 8% Convertible Unsecured Subordinated Debentures outstanding, that trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

Theresia R. Reisch, Manager, Investor Relations and Corporate Secretary
Phone: (403) 218-2953 / Fax: (403) 218-2973 / Toll Free: 1-866-490-PLUS (7587)
E-mail: treisch@superiorplus.com

Superior Plus

NEWS

TSX: SPF.UN ***For Immediate Release***

December 2004 Cash Distribution – $0.20 per Trust Unit

Calgary, December 9, 2004... Superior Plus Income Fund (the "Fund") today announced its cash distribution for the month of December 2004 of $0.20 (20 cents) per trust unit payable on January 14, 2005. The record date is December 31, 2004 and the ex-distribution date will be December 29, 2004. The Fund's current annualized cash distribution rate is $2.40 per trust unit.

For income tax purposes, the income from the December 2004 cash distribution of $0.20 per trust unit is **estimated** to be:

- a return of capital of $0.0164
- a dividend of $0.0523 per trust unit
- other income of $0.1313 per trust unit

The final tax components for the December 2004 cash distribution and for the year 2004 will be confirmed with the January 2005 distribution on or about January 6, 2005.

A summary of cash distributions since inception and tax information is posted under the Investor Information section of Superior's website at: www.superiorplus.com.

The Fund holds 100% of Superior Plus Inc., which has four operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides natural gas supply services, predominantly to commercial and industrial markets in Ontario.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 75.7 million trust units outstanding. The Fund has $14.0 million principal amount of Series 1, and $106.5 million of Series 2, 8% Convertible Unsecured Subordinated Debentures outstanding, that trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

Theresia R. Reisch, Manager, Investor Relations and Corporate Secretary
Tel: (403) 218-2953 / Fax: (403) 218-2973 / Toll Free: 1-866-490-PLUS (7587)
E-mail: treisch@superiorplus.com

Superior Plus

NEWS

TSX: SPF.UN *For Immediate Release*

January 2005 Cash Distribution - $0.20 per Trust Unit and
Summary of Cash Distributions for 2004 Income Tax Purposes

Calgary, January 6, 2005...Superior Plus Income Fund (the "Fund") today announced its cash distribution for the month of January 2005 of $0.20 (20 cents) per trust unit payable on February 15, 2005. The record date is January 31, 2005 and the ex-distribution date will be January 27, 2005.

For income tax purposes, the January 2005 cash distribution of $0.20 per trust unit is considered to be a dividend of $0.0537 per trust unit and other income of $0.1463 per trust unit.

The final income tax components for distributions declared for the year 2004 are as follows:

Record Date	Payment Date	Other Income	Return of Capital	Dividend	Total Distribution
January 31, 2004	February 13, 2004	$0.1481	–	$0.0269	$0.175
February 29, 2004	March 15, 2004	$0.1361	–	$0.0389	$0.175
March 31, 2004	April 15, 2004	$0.1352	$0.0176	$0.2172	$0.37 [(1)]
April 30, 2004	May 14, 2004	$0.1419	–	$0.0431	$0.185
May 31, 2004	June 15, 2004	$0.1436	–	$0.0414	$0.185
June 30, 2004	July 15, 2004	$0.1220	$0.0172	$0.0458	$0.185
July 31, 2004	August 13, 2004	$0.1501	–	$0.0399	$0.19
August 31, 2004	September 15, 2004	$0.1476	–	$0.0524	$0.20
September 30, 2004	October 15, 2004	$0.1283	$0.0170	$0.0547	$0.20
October 31, 2004	November 15, 2004	$0.1471	–	$0.0529	$0.20
November 30, 2004	December 15, 2004	$0.1421	–	$0.0579	$0.20
December 31, 2004	January 14, 2005	$0.1315	$0.0164	$0.0521	$0.20
2004 Total		**$1.6736**	**$0.0682**	**$0.7232**	**$2.465**

(1) Includes $0.185 per trust unit with respect to undistributed cash flow generated in 2003. In March 2004, the Fund discontinued its practice of paying any remaining undistributed cash flow in respect of a fiscal year in the following year, as part of the Fund's March distribution. This "top-up" distribution has been eliminated in favour of paying out on a regular basis, an increased proportion of expected sustainable distributable cash flow.

The Fund has been successful in increasing distributions to unitholders each year since its inception in 1996. The current annualized distribution rate is $2.40 per trust unit. A summary of cash distributions since inception and related income tax information is posted on the Investor Relations section of Superior's website at: www.superiorplus.com.

The Fund holds 100% of Superior Plus Inc., which has four operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides natural gas supply services, predominantly to commercial and industrial markets in Ontario.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 75.9 million trust units outstanding. The Fund has $13.9 million principal amount of Series 1, and $102.5 million of Series 2, 8% Convertible Unsecured Subordinated Debentures outstanding, that trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

Non-GAAP Measures: *Distributable cash flow of the Fund available for distribution to Unitholders, is equal to the cash flow from operations before changes in net working capital, after provision for maintenance capital expenditures. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund, Superior and its operating divisions. Readers are cautioned that distributable cash flow is not a defined performance measure under Generally Accepted Accounting Principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions over the course of the year. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities.*

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

Theresia R. Reisch, Manager, Investor Relations and Corporate Secretary
Tel: (403) 218-2953 / Fax: (403) 218-2973 / Toll Free: 1-866-490-PLUS (7587)
E-mail: treisch@superiorplus.com

- 30 -

Superior Plus

NEWS

TSX: SPF.UN

For Immediate Release

January 2005 Cash Distribution - $0.20 per Trust Unit and Summary of Cash Distributions for 2004 Income Tax Purposes

Calgary, January 6, 2005...Superior Plus Income Fund (the "Fund") today announced its cash distribution for the month of January 2005 of $0.20 (20 cents) per trust unit payable on February 15, 2005. The record date is January 31, 2005 and the ex-distribution date will be January 27, 2005.

For income tax purposes, the January 2005 cash distribution of $0.20 per trust unit is considered to be a dividend of $0.0537 per trust unit and other income of $0.1463 per trust unit.

The final income tax components for distributions declared for the year 2004 are as follows:

Record Date	Payment Date	Other Income	Return of Capital	Dividend	Total Distribution
January 31, 2004	February 13, 2004	$0.1481	–	$0.0269	$0.175
February 29, 2004	March 15, 2004	$0.1361	–	$0.0389	$0.175
March 31, 2004	April 15, 2004	$0.1352	$0.0176	$0.2172	$0.37 (1)
April 30, 2004	May 14, 2004	$0.1419	–	$0.0431	$0.185
May 31, 2004	June 15, 2004	$0.1436	–	$0.0414	$0.185
June 30, 2004	July 15, 2004	$0.1220	$0.0172	$0.0458	$0.185
July 31, 2004	August 13, 2004	$0.1501	–	$0.0399	$0.19
August 31, 2004	September 15, 2004	$0.1476	–	$0.0524	$0.20
September 30, 2004	October 15, 2004	$0.1283	$0.0170	$0.0547	$0.20
October 31, 2004	November 15, 2004	$0.1471	–	$0.0529	$0.20
November 30, 2004	December 15, 2004	$0.1421	–	$0.0579	$0.20
December 31, 2004	January 14, 2005	$0.1315	$0.0164	$0.0521	$0.20
2004 Total		**$1.6736**	**$0.0682**	**$0.7232**	**$2.465**

(1) Includes $0.185 per trust unit with respect to undistributed cash flow generated in 2003. In March 2004, the Fund discontinued its practice of paying any remaining undistributed cash flow in respect of a fiscal year in the following year, as part of the Fund's March distribution. This "top-up" distribution has been eliminated in favour of paying out on a regular basis, an increased proportion of expected sustainable distributable cash flow.

The Fund has been successful in increasing distributions to unitholders each year since its inception in 1996. The current annualized distribution rate is $2.40 per trust unit. A summary of cash distributions since inception and related income tax information is posted on the Investor Relations section of Superior's website at: www.superiorplus.com.

The Fund holds 100% of Superior Plus Inc., which has four operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides natural gas supply services, predominantly to commercial and industrial markets in Ontario.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 75.9 million trust units outstanding. The Fund has $13.9 million principal amount of Series 1, and $102.5 million of Series 2, 8% Convertible Unsecured Subordinated Debentures outstanding, that trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

Non-GAAP Measures: *Distributable cash flow of the Fund available for distribution to Unitholders, is equal to the cash flow from operations before changes in net working capital, after provision for maintenance capital expenditures. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund, Superior and its operating divisions. Readers are cautioned that distributable cash flow is not a defined performance measure under Generally Accepted Accounting Principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions over the course of the year. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities.*

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

Theresia R. Reisch, Manager, Investor Relations and Corporate Secretary
Tel: (403) 218-2953 / Fax: (403) 218-2973 / Toll Free: 1-866-490-PLUS (7587)
E-mail: treisch@superiorplus.com